Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN TELEPHONE & TELEGRAPH CO
filed 1994-03-25
CIK 5907

       1                                          Exhibit (13)
                                                  AT&T Form 10-K

OUR GROWTH COMES FROM COMPETING SUCCESSFULLY WORLDWIDE IN BOTH
OLD AND NEW MARKETS, OFFERING NEW TECHNOLOGY AND HIGH-QUALITY
PRODUCTS AND SERVICES.

FINANCIAL SECTION

A DISCUSSION AND ANALYSIS OF OUR RESULTS AND OPERATIONS..........

Global economic conditions improved in 1993, but growth was still sluggish. In Europe and Japan the weak conditions of 1991 and 1992 continued this past year. Against this backdrop, we reported a 3.5% increase in total revenues in 1993, a pickup from the 2.9% increase in 1992.
     We made three accounting changes this past year. Because new rules apply to all U.S. companies, we changed our accounting for retiree benefits, postemployment benefits and income taxes. The net after-tax charge to bring our financial statements in line with the new accounting methods caused us to report a net loss for the year. Excluding that net charge and the increase in 1993 expenses caused by the change in accounting for postemployment benefits and a fourth-quarter restructuring charge, our per share earnings were $3.15 in 1993. These accounting changes do not affect cash flows; they only change the expenses we report.

CONSOLIDATED INCOME STATEMENT INFORMATION

Dollars in millions                 1993        1992        1991
- -----------------------------------------------------------------
Total revenues                   $67,156     $64,904     $63,089
Total costs                       40,569      39,710      38,825
_________________________________________________________________
Gross margin                      26,587      25,194      24,264
Provisions for business
 restructuring                       498          64       3,572
Other operating expenses          19,851      18,861      19,334
_________________________________________________________________
Operating income                 $ 6,238     $ 6,269     $ 1,358
=================================================================
Income before cumulative effects
 of accounting changes           $ 3,974     $ 3,807     $   522
Cumulative effects of
 accounting changes               (7,768)          -           -
_________________________________________________________________
Net Income (Loss)                $(3,794)    $ 3,807     $   522
=================================================================

Gross margin percentage             39.6%       38.8%       38.5%
Operating margin percentage          9.3%        9.7%        2.2%
=================================================================










                               -21-(Cont'd)

     In our new accounting for retiree benefits, we estimate and book expenses for retiree benefits during the years employees are working and accumulating these future benefits. When we used the former "pay-as-you-go" accounting, we simply booked our contributions to trust funds for life insurance benefits and the actual claims for benefits such as health care and telephone concessions as they occurred. To use the new method, we made assumptions about trends in health care costs, interest rates and average life expectancy. Then we estimated the future payments for benefits to all present retirees and for accumulated benefits of active employees. We then placed this $11.3 billion liability on the books to reflect those estimated future obligations at January 1, 1993, expressed in today's dollars. From now on, we will continue to record the expenses as employees accumulate future benefits so that our liability for retiree benefits is always up to date. We expect our annual expenses to be at about the same level we recorded before this accounting change.

*****************************************************************
WHY DO WE MAKE ACCOUNTING CHANGES?

The goal of financial reporting and our objective at AT&T is to give investors the information they need to understand how we're doing over time and in comparison with other companies. Sometimes accounting rule-makers issue new rules for all companies. At other times, we decide to change our methods because of trends in our business or industry.

HOW DO WE MAKE THE CHANGES?

We first figure out what our balance sheet would look like if we had always used the new accounting methods. Then we make all the adjustments needed to catch up with those new methods. Our income statement shows the net impact of all those adjustments as "cumulative effects on prior years of changes in accounting."

WHAT DO THE CHANGES MEAN TO RESULTS?

Accounting changes sometimes have a large effect on reported earnings in the year of a change, but the effects on future earnings may be quite small once we bring the balance sheet up to date. Because the cumulative effects come from earlier years, many investors set them aside when looking at current results. The income statement format allows investors to see our results easily with or without these cumulative effects of accounting changes.
*****************************************************************













*****************************************************************


                           AT&T VERSUS S&P 500
      TOTAL SHAREHOLDER RETURNS ASSUMING REINVESTMENT OF DIVIDENDS
In Dollars

   600


                                                                   *
   500

                                                                      *
                                                                   #
   400                                                          *     #
                                              *              *  #

                                                         *#  #
   300                                           *     *#
                                                 #
                                           *  #     #
                                           #        *
   200                         *# *  *# *#
                         *# *#    #
                   *  *
                *  #  #
   100  *#   *# #


     0
    --------------------------------------------------------------------
       1/84    84    85    86    87    88    89    90    91    92    93

     * AT&T
     # S&P

Your investment has outperformed the S&P 500 for the past decade.

Assumes $100 invested in the new AT&T Common Stock and in the S&P 500 Index on January 1, 1984 and all dividends reinvested.

*****************************************************************
     Our new accounting for postemployment benefits, including payments for separations and disabilities, is very similar to our new accounting for retiree benefits. We must book expenses for future separations during the years employees are working and accumulating service with the company, and for disability benefits when the disabilities occur. Using the former method, we booked expenses for separations when we identified them and expenses for disabilities when we made payments. We used our experience over the past five years to estimate future separations. In the future, we will adjust our estimates based on the number of employees who actually leave our payroll with these payments. Because we book expenses every quarter using this accounting method instead of booking expenses when we make plans to restructure our business, this change increased our costs and expenses by $301 million in 1993, and reduced our earnings by $171 million, or $0.13 per share. We expect our earnings in 1994 to be similarly reduced.



                               -22-(Cont'd)

     Our new accounting for income taxes uses the enacted tax rates to compute both deferred and current taxes. That means we must refigure our deferred tax assets and liabilities whenever Congress changes tax rates. Using our former method, we held deferred tax assets and liabilities at their original values even when tax rates changed. Because federal corporate tax rates are lower now than they were before the 1986 Tax Act, we had a gain when we changed to the new accounting method. Apart from the effects of changes in statutory tax rates, we do not expect the new accounting to affect future earnings materially.

AN OVERVIEW OF OUR BUSINESS OPERATIONS

Our core business is to meet the communications and computing needs of our customers by using networks to move and manage information. We divide the revenues and costs of this core business into three categories on our income statement: telecommunications services, products and systems, and rentals and other services. AT&T Capital Corporation (AT&T Capital) and AT&T Universal Card Services Corp. (Universal Card) are partners with our core business units as well as innovators in the financial services industry. We include their revenues and costs in a separate category on our income statement: financial services and leasing.
     Customer demand for the products and services of our core business continues to grow despite weak economic conditions worldwide. Technological advances and brisk competition are making electronic communications and computing ever more useful and economical. Our financial services businesses are also growing because we are investing in new assets.
     We look forward to greater revenue growth in 1994 than in 1993 because of a strengthening economy and the expected completion of our merger with the fast-growing McCaw Cellular Communications, Inc. (McCaw).
*****************************************************************
OUR MERGER WITH MCCAW AIMS TO GIVE OUR CUSTOMERS A MORE COMPREHENSIVE SERVICE OFFERING AND OUR INVESTORS FASTER GROWTH AND HIGHER LONG-TERM RETURNS ON THEIR INVESTMENT.

Our plan is for McCaw's owners to exchange their McCaw stock for new AT&T stock. Then all owners of the post-merger AT&T will share in the benefits and risks of the combined operations. The people, assets and capital of the two firms won't change just because of this merger.
     In mergers like this, we simply add up the earnings, assets, liabilities and equity of the two companies and become one company. We used this same method, called a "pooling of interests," for the merger of AT&T and NCR in 1991.
     After a merger, financial statements and all other financial information show the combined amounts as if there had always been only one company. To help you picture this, we included some of these combined amounts at the bottom of the ten-year summary of selected financial data. We computed these amounts assuming the merger was already completed using a one-for-one exchange of shares as AT&T and McCaw proposed in the merger agreement.
*****************************************************************





TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(UNAUDITED)

Dollars in millions (except per share amounts)
                                                                                                                       Jan. 1,
                              1993*    1992     1991*    1990     1989     1988*    1987     1986*    1985     1984     1984
- ------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Total revenues             $67,156  $64,904  $63,089  $62,191  $61,100  $61,756  $60,530  $61,906  $63,130  $60,318
Research and
  development expenses       3,069    2,911    3,114    2,935    3,098    2,988    2,810    2,599    2,527    2,477
Operating income (loss)      6,238    6,269    1,358    5,496    5,024   (2,275)   4,281      999    3,569    2,824
Income before cumulative
  effects of accounting
  changes                    3,974    3,807      522    3,104    3,109   (1,230)   2,463      651    1,872    1,713
Net income (loss)           (3,794)   3,807      522    3,104    3,109   (1,230)   2,463      476    1,872    1,713
Earnings (loss) per
  common share before
  cumulative effects of
  accounting changes          2.94     2.86     0.40     2.42     2.40    (0.94)    1.82     0.42     1.31     1.23
Earnings (loss) per
  common share               (2.80)    2.86     0.40     2.42     2.40    (0.94)    1.82     0.29     1.31     1.23
Dividends declared per
  common share                1.32     1.32     1.32     1.32     1.20     1.20     1.20     1.20     1.20     1.20
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS AND CAPITAL

Property, plant and
  equipment - net          $19,397  $19,358  $18,689  $18,661  $17,023  $16,394  $21,866  $22,061  $23,133  $22,167  $21,416
Total assets                60,766   57,188   53,355   48,322   42,187   39,869   44,014   43,617   44,683   43,418   39,156
Long-term debt including
  capital leases             6,812    8,604    8,484    9,354    8,377    8,350    8,027    7,789    8,026    8,943    9,462
Common shareowners'
  equity                    13,850   18,921   16,228   15,883   14,723   13,705   16,617   15,946   16,951   15,839   14,413
Net capital expenditures     3,701    3,933    3,860    4,018    3,951    4,288    3,805    3,904    4,295    3,685
- ------------------------------------------------------------------------------------------------------------------------------










                                                -23-(Cont'd)


TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA (Cont'd)

(UNAUDITED)

Dollars in millions (except per share amounts)
                                                                                                                       Jan. 1,
                              1993*    1992     1991*    1990     1989     1988*    1987     1986*    1985     1984     1984
- ------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Operating income (loss)
  as a percentage of
  revenues                      9.3%    9.7%     2.2%     8.8%     8.2%    (3.7)%    7.1%     1.6%     5.7%     4.7%
Net income (loss) as a
  percentage of revenues      (5.6)%    5.9%     0.8%     5.0%     5.1%    (2.0)%    4.1%     0.8%     3.0%     2.8%
Return on average common
  equity                     (29.0)%   21.1%     3.1%    19.7%    21.8%    (7.2)%   15.0%     2.2%    10.7%    10.5%
Data at year-end except
  last column:
Stock price per share       $52.50   $51.00  $39.125  $30.125   $45.50   $28.75   $27.00   $25.00   $25.00   $19.50   $17.875
Book value per common
  share                     $10.24   $14.12   $12.39   $12.46   $11.54   $10.55   $12.66   $11.91   $12.58   $12.00   $11.39
Debt ratio                    56.1%    46.1%    48.9%    47.6%    43.0%    41.6%    36.1%    34.4%    34.5%    36.5%    40.1%
Debt ratio excluding
  financial services          28.3%    25.4%    34.7%    38.3%    36.3%    37.3%    32.5%    32.2%    32.9%    36.2%    40.1%
Employees                  308,700  312,700  317,100  328,900  339,500  364,700  365,000  378,900  399,600  427,200  435,000
- ------------------------------------------------------------------------------------------------------------------------------

PROFORMA INFORMATION REFLECTING THE PROSPECTIVE MERGER OF AT&T AND MCCAW

Total revenues             $69,351  $66,647  $64,455  $63,228  $61,604  $62,067  $60,726  $61,975  $63,159  $60,326
Total costs and expenses    62,853   60,119   62,981   57,684   56,720   64,496   56,585   61,000   59,689   57,501
Net income (loss)           (5,906)   3,442      171    3,666    2,820   (1,527)   2,374      434    1,856    1,712
Earnings (loss) per
  common share               (3.83)    2.27     0.12     2.50     1.96    (1.07)    1.64     0.30     1.29     1.22
Total assets                69,392   66,104   62,072   57,036   45,228   41,945   45,583   44,305   44,824   43,461
Total long-term debt        11,802   14,166   13,683   14,579   10,116   10,172    9,060    8,234    8,104    8,963
Common shareowners' equity  13,373   20,312   17,972   17,928   15,727   13,694   16,913   15,849   16,945   15,852
- ------------------------------------------------------------------------------------------------------------------------------


* 1993 data reflect a $7.8 billion net charge for three accounting changes.
  1991 data reflect $4.5 billion of business restructuring and other charges.
  1988 data reflect a $6.7 billion charge due to accelerated digitization of the long distance network.
  1986 data reflect $3.2 billion of charges for business restructuring, an accounting change and other items.



CHANGES IN OUR COMPETITIVE LANDSCAPE
*****************************************************************
MULTIMEDIA NETWORKS WILL LEAD TO NEW WAYS OF COMMUNICATING AND
COMPUTING AND NEW FORMS OF EDUCATION AND ENTERTAINMENT.

Telephone and cable television firms are forming alliances to speed their delivery of multimedia services to the home. A notable example is the proposed merger of Bell Atlantic Corp. and Tele-Communications Inc. Focusing on the programming to be provided by these networks, QVC Network Inc. and Viacom Inc. were competing to acquire Paramount Communications Inc., the entertainment company, at year-end.
     Several firms are announcing major new networks. Pacific Bell's planned $16 billion network is a good example. AT&T, as a supplier of network systems and services and a provider of multimedia products and services, will be a supplier as well as a customer and competitor of these firms.
     The new alliances and networks, increasing competition, and changes in technology and regulation are all leading to more choices for customers. These trends should also lower our costs to reach customers over local networks. Success in this new multimedia environment will depend on innovation and giving customers value for their purchases.

COMPETITION IS GLOBAL AND INCREASINGLY BETWEEN MULTINATIONAL FIRMS WITH PARTNERS FROM DIFFERENT NATIONS.

To offer one-stop shopping for telecommunications services to companies that do business globally, we formed WorldPartners with Kokusai Denshin Denwa Co. Ltd. of Japan and Singapore Telephone. We intend to also find European partners or build networks there ourselves, spending as much as $350 million. British Telecom Plc and MCI Communications Corp.(MCI) also formed an alliance, as did Germany's Deutsche Bundespost Telekom and France Telecom.
     British Telecom applied to the FCC to provide long distance service in the U.S. We applied to provide service in the U.K. and also asked the FCC to prevent non-U.S. carriers from operating in the U.S. unless we can compete in their home markets.
     We extended our rivalry with MCI to Canada through an alliance with Unitel Communications, Inc. MCI is allied with the Stentor consortium there. Mexico will open long distance services to competition from U.S. carriers in 1996 as part of the North American Free Trade Agreement (NAFTA). NAFTA should also aid our sales of network systems to Mexico.
     In 1993 we signed an important agreement with the People's Republic of China, where we will compete with Canada's Northern Telecom Ltd., France's Alcatel Alsthom S.A., Sweden's Telefon AB L.M. Ericsson and possibly others. This past year we also won our first contract to supply switching equipment to Japan, a market that is dominated by Fujitsu Ltd. and NEC Corp.
*****************************************************************





                               -24-(Cont'd)

     Cost controls, coupled with our revenue growth, caused our gross margin percentage to improve the past two years. Operating expenses grew 7.5% in 1993, mainly because of marketing and sales efforts for telecommunications services and provisions for business restructuring. Such marketing and sales expenses also rose in 1992, but total operating expenses declined because of restructuring and other charges in 1991.
     To increase our presence outside the U.S., we are hiring employees, building plants and forming joint ventures. However, during the past two years the economies of Europe and Japan were very weak and we needed to restructure some of our overseas operations. For these reasons we reported an operating loss in our operations outside the U.S. both years. Nevertheless, we continue to believe that these operations and markets provide excellent opportunities for future growth in revenues and earnings.
     All our business units face stiff competition. Prices and technology are under continual pressure. Such market conditions, along with a slow-growing economy, make the ongoing need for active cost controls even more urgent. Managers must continuously assess their resource needs and consider further steps to reduce costs. Sometimes these steps will include consolidating facilities, disposing of assets, reducing work force or withdrawing from markets.
     Like other manufacturers, we use, dispose of and clean up substances that are regulated under environmental protection laws. We also have been named a potentially responsible party
(PRP) at a number of Superfund sites. At most of these sites, our share is very limited and there are other PRPs who can be expected to contribute to the cleanup costs. We review potential cleanup costs and costs of compliance with environmental laws and regulations regularly. Using engineering estimates of total cleanup costs, we estimate our potential liability for all currently and previously owned properties where some cleanup may be required, including each Superfund site where we are named a PRP. We provide reserves for these potential costs and regularly review the adequacy of our reserves. In addition, we forecast our expenses and capital expenditures for existing and planned compliance programs as part of our regular corporate planning process. Despite these procedures, it is very difficult to estimate the future impact of actions regarding environmental matters, including potential liabilities to us. However, we believe that cleanup costs and costs related to environmental proceedings and ongoing compliance with present laws will not have a material effect on our future expenditures, earnings or competitive position beyond that provided for at year-end.
     Many of our employees are represented by unions. In 1992 AT&T management and union bargainers negotiated innovative labor agreements with provisions for employees' career security and well-being as well as higher wages and increased employee ownership of the business. Under the wage portion of the agreements, employees at the top of each wage schedule received increases of 4% in 1992 and 3.9% in 1993, and will receive an increase of 3.9% in 1994. Pensions are increased by 13% for those who retire after May 31, 1992. The agreements also retained management flexibility to react to business conditions while enhancing education, training and job-changing opportunities for employees.


TELECOMMUNICATIONS SERVICES......................................

These revenues grew 0.7% in 1993 and 2.0% in 1992, driven by volume growth. Billed minutes for switched services rose 5.5% in 1993 and 6% in 1992, paced by business services. Volume growth exceeds revenue growth as customers select more of the higher-value, lower-priced services made possible by our greater efficiency. This shift in the mix of services that customers select lowers average per-minute revenues. In the latter half of 1993 we raised some of our prices and fees - about $500 million on an annual basis. These increases were primarily for services where customer demand is not very sensitive to price. In late December we filed for 1994 price increases of $750 million on an annual basis and also announced a new discount plan for high-volume callers. We expect the effects on revenues of this discount plan and those 1994 price increases to offset each other. In January 1994 we also proposed to raise prices for some business services by $165 million on an annual basis.
We expect improving economic conditions and higher prices to cause our telecommunications services to grow faster in 1994 than in 1993.

TELECOMMUNICATIONS SERVICES
Dollars in millions                 1993        1992        1991
- -----------------------------------------------------------------
Total revenues                   $39,863     $39,580     $38,805
_________________________________________________________________
Costs
Access and other
  interconnection costs           17,709      18,132      18,395
Other costs                        7,009       7,135       6,881
_________________________________________________________________
Total costs                       24,718      25,267      25,276
_________________________________________________________________
Gross margin                     $15,145     $14,313     $13,529
=================================================================
Gross margin percentage             38.0%       36.2%       34.9%
=================================================================

This past year we announced AT&T TrueVoice(#) service, a new, patented technology to improve the sound quality on calls placed within the continental U.S. and Canada. We expect to complete the national rollout by April 1994 so that AT&T TrueVoice service will operate automatically on every call placed on our network. We believe it gives us a competitive advantage that will help us attract and keep customers.
Markets for telecommunications services are extremely competitive. AT&T is the market leader, but we saw another small decline in our market share this past year. Our own data and the data of the Federal Communications Commission (FCC) show that our market share is about 60% of the minutes billed for inter-LATA switched services. We withstood an important challenge to our market position when the FCC allowed customers of inbound "800" services to switch carriers without penalties for a 90-day period in 1993. We retained 95% of our 531 largest customers and won contracts away from our competitors. Many of these customers signed long-term contracts, so we emerged from this "Fresh Look" period with signed contracts having a greater dollar value than those we had before.
(#) Registered Trademark
                               -25-(Cont'd)

     The FCC and state utility commissions regulate our services, and many more rules are imposed on us than on our competitors. Because of fierce competition and rapid changes in technology and customer needs, the FCC adopted "price caps" in 1989, increasing our flexibility to respond to those market conditions. Since then, the FCC has removed all limits on our prices for many business services. However, the FCC decided in June 1993 to continue price caps for residential services instead of reducing regulation of AT&T.
     Total costs of telecommunications services declined this past year; costs in 1992 were about level with those in 1991. Despite higher calling volumes, access and other interconnection costs dropped both years largely because of lower prices from telephone companies to reach customers over local networks. The 1993 decrease in other costs was mainly due to lower uncollectibles. We also had lower depreciation expense because we reduced plant additions. The 1992 increase in other costs was associated with higher service volumes. We also had higher uncollectibles because of fraud and the weak economy.

PRODUCTS AND SYSTEMS.............................................

Despite a weak global economy and intense price competition, our sales grew 8.0% in 1993 and 3.3% in 1992. Sales outside the U.S. grew at a faster rate than U.S. sales and contributed more than half the increase in both years. Based on our current expectations for the global economy, we expect greater sales growth in 1994.

PRODUCTS AND SYSTEMS
Dollars in millions                 1993        1992        1991
- -----------------------------------------------------------------
Revenues
Telecommunications network
   products and systems          $ 8,345     $ 7,691     $ 7,490
Computer products and systems      3,597       3,433       3,667
Communications products
   and systems                     3,438       3,098       2,852
Microelectronics products,
   special-design products for
   U.S. government, and other*     2,418       2,251       1,932
_________________________________________________________________
Products and systems              17,798      16,473      15,941
_________________________________________________________________
Total costs                       10,809       9,846       9,134
_________________________________________________________________
Gross margin                     $ 6,989     $ 6,627     $ 6,807
=================================================================
Gross margin percentage             39.3%       40.2%       42.7%
=================================================================

* "Other" is composed principally of media, predominantly for use with automated teller machines and point-of-sale equipment, and business forms.






     Revenues from sales of telecommunications network products and systems grew 8.5% in 1993 and 2.7% in 1992. The 1993 increase came chiefly from higher sales of wireless products, switching equipment and operations systems. In 1992 the growth came mainly from higher sales of cable systems and switching equipment. Sales outside the U.S. rose both years while U.S. sales grew in 1993. Orders were heavily weighted toward the 1991 start of a seven-year, $600 million contract to supply GTE Corporation with wireless equipment, so U.S. sales were lower in 1992.
     Many countries are modernizing their communications networks. This will lead to many sales opportunities in the years ahead. We expect to partner with these countries because we provide a full range of integrated products and services and, sometimes, assistance in financing their equipment purchases.
     In February 1993 we signed an agreement with the State Planning Commission of the People's Republic of China. Under that proposed partnership, we expect to engage in local research, development and manufacturing of central office switching equipment, cellular communications systems and telecommunications networks for use in that country.
     Sales to the regional Bell companies grew in 1993 after staying about level in 1992. In 1993 Pacific Bell announced plans to construct a broadband network over seven years. We were selected as a critical supplier and systems integrator for the project, and expect up to $5 billion in revenues from the project. Other regional carriers also have plans to modernize their networks. Because we provide the latest digital technology and services, we expect to win some sizable contracts.
     Revenues from sales of computer products and systems rose 4.8% in 1993 after falling 6.4% in 1992. The growth in 1993 came mainly from higher U.S. sales of workstations, automated teller machines, and mid-range and high-end systems for enterprise-wide computing. The decline in 1992 was mainly due to the loss of sales from some products that were phased out after the 1991 merger of AT&T and NCR Corporation (NCR). In both years we faced fierce competitive pricing, particularly for lower-end computer products, and weak economic and market conditions in Europe and Japan. We recorded no revenues from UNIX System Laboratories, Inc. (USL) in 1993 because we sold our ownership interest and included USL's net results in other income-net. USL's revenues from computer products were $74 million in 1992 and $71 million in 1991.
     Revenues from sales of communications products and systems grew 11.0% in 1993 and 8.6% in 1992. About two-thirds of the growth in 1993 came from higher sales of business communications products and systems. We also had higher sales of consumer-oriented products, submarine cables and data communications equipment. The growth in revenues from consumer communications products reflected higher sales of cellular products, corded telephones, telephone answering devices and non-AT&T products such as pagers and electronic games, which was partially offset by lower sales of cordless telephones. The increase in sales of consumer-oriented products was larger in 1992, driven by higher sales of cordless telephones and telephone answering systems. Sales of submarine cables, business communications systems and data communications equipment also contributed to the growth in revenues that year.

                  [GRAPHIC](See appendix for description)
                               -26-(Cont'd)

In total, revenues from sales of microelectronics products, special-design products for the federal government, and other products and systems grew 7.4% in 1993 and 16.5% in 1992. Growth in both years came mainly from higher sales of microelectronics components and power systems to original equipment manufacturers outside the U.S. Sales of media and business forms were steady in 1993 after rising in 1992. Because of reduced spending by the U.S. federal government, sales of special-design products, such as secure phones, declined both years.
Higher sales levels caused costs of products and systems to increase both years. Pricing pressures and changes in our product sales mix caused the gross margin percentage to decline.

RENTALS AND OTHER SERVICES.......................................

These revenues were about level the last three years. Higher revenues from newer telecommunications services and maintenance contracts for communications systems were offset by the continuing and expected decline in rentals of communications equipment. The fast-growing revenues from "other rentals and services" come from many different services, such as network management and satellite services, which generate small revenue streams. We expect the principal trends in this revenue category to continue in 1994.

RENTALS AND OTHER SERVICES
Dollars in millions                 1993        1992        1991
- -----------------------------------------------------------------
Revenues
Computer products and systems     $2,514      $2,667      $2,676
Communications products and
   systems rentals                 1,174       1,409       1,674
Communications products and
   systems services                1,457       1,375       1,299
Other*                             1,846       1,506       1,310
_________________________________________________________________
Rentals and other services         6,991       6,957       6,959
_________________________________________________________________
Total costs                        3,331       3,287       3,344
_________________________________________________________________
Gross margin                      $3,660      $3,670      $3,615
=================================================================
Gross margin percentage             52.4%       52.8%       51.9%
=================================================================
* "Other" is composed principally of global messaging and electronic mail services, telemarketing services, information technology services and facility rentals.

Although the gross margin percentage improved since 1991 because of a smaller work force, the continuing shift in revenue mix to other services from higher-margin rentals led to a decline in the margin percentage in 1993.








*****************************************************************
                         DEBT TO EQUITY ANALYSIS
               AT&T Consolidated and AT&T's Core Business
                         In Billions of Dollars
     40
                    #D
     30   #D        #D        #D
          #D        #D        #D
          #D  @D    #D  @D    #D
     20   #D  @D    #E  @D    #D
          #E  @D    #E  @E    #D  @D
          #E  @E    #E  @E    #E  @D
     10   #E  @E    #E  @E    #E  @E
          #E  @E    #E  @E    #E  @E
          #E  @E    #E  @E    #E  @E
      0   #E  @E    #E  @E    #E  @E
           1991      1992      1993
     ------------------------------------------------
 D: Debt
 E: Equity

 #: AT&T including Financial Services and Leasing
 @: AT&T's Core Business

Most of our debt is for Universal Card and AT&T Capital. Our goal is a 30% debt ratio for our core business. The accounting changes reduced our equity in 1993.
*****************************************************************
FINANCIAL SERVICES AND LEASING...................................

These revenues grew 32.2% in 1993 and 36.8% in 1992. Both Universal Card and AT&T Capital contributed to the growth by profitably expanding their portfolios of earning assets. We expect continuing growth in these revenues, earnings and assets in 1994.

FINANCIAL SERVICES AND LEASING
In millions                       1993        1992        1991
- -----------------------------------------------------------------
Revenues
AT&T Capital                   $ 1,360     $ 1,266     $ 1,160
Universal Card                   1,228         831         475
Eliminations, adjustments
   and other*                      (84)       (203)       (251)
_________________________________________________________________
Total revenues                 $ 2,504     $ 1,894     $ 1,384
Total costs                      1,711       1,310       1,071
_________________________________________________________________
Gross margin                   $   793     $   584     $   313
=================================================================
Gross margin percentage           31.7%       30.8%       22.6%
Operating income (loss)        $   339     $   193     $   (34)
Operating margin percentage       13.5%       10.2%       (2.5)%
Assets                         $17,033     $14,003     $ 9,809
=================================================================
Universal Card Information:
Finance receivables            $ 9,154     $ 6,606     $ 3,786
Accounts                          11.7        10.3         7.6
=================================================================
* "Other" is composed principally of revenues from certain lease finance assets AT&T retained when AT&T Capital was reorganized.
                               -27-(Cont'd)

     Universal Card is the second largest competitor in its industry measured by customer accounts. Since its start in 1990 Universal Card pioneered a variety of innovative promotions to add new accounts, many involving the transfer of balances from other credit cards. But our credit approval and monitoring have kept our percentage of delinquent balances and write-offs below industry norms. Universal Card became profitable in 1992, well ahead of our projection when we entered the business.
     After an initial public offering of its common stock in August 1993, AT&T Capital became the largest publicly owned equipment leasing and financing company in the U.S. AT&T still owns about 86% of its stock, so its results are still fully consolidated in our financial statements. We unconditionally guaranteed all of AT&T Capital's outstanding debt at the end of March 1993, before its legal reorganization. Since then, all AT&T Capital debt has been issued using its own credit. This change makes it financially independent and permits us to focus on the financing needs of our core business.
     The growth in costs of financial services and leasing over the last two years came from the higher volume of financing and credit card transactions. The improved gross margin percentage mainly reflects the maturation of the credit card receivables portfolio. A lower cost of funds due to lower interest rates in 1993 also contributed to the improved margin percentage.
     By 1995 we must change our accounting for the loans we make to customers. Under the new rules we must consider delays or reduced payments of interest as well as principal when we value loans that may not be fully repaid. We do not expect this change to affect our costs or expenses materially.

OPERATING EXPENSES...............................................

Selling, general and administrative expenses increased 5.2% in 1993, largely because of advertising and promotions, and sales and sales support activities to protect our core business. Such spending, and costs to expand outside the U.S. and into new markets, will continue to grow. These expenses also rose in 1992, but the increase was not evident because 1991 expenses included $501 million in charges related to business restructuring activities and the merger of AT&T and NCR.
     Research and development expenses increased 5.4% in 1993, but decreased 6.5% in 1992. The increase was mainly for work on cellular technology, advanced communications services and devices, and projects aimed at international growth. In 1992 we streamlined development work on telecommunications network systems and consolidated development activities for computer systems following the merger of AT&T and NCR.
     In 1993 AT&T Global Information Solutions (formerly NCR) offered an early retirement program and a voluntary separation program to its U.S.-based employees. That unit expects to reduce its work force by about 15%, or 7,500 employees, in 1994. About 2,200 employees accepted the early retirement offer. Employees accepting the voluntary separation package must respond before February 1994.






     Our 1993 provisions for business restructuring cover special benefits provided to employees accepting early retirement offers as well as other costs of closing facilities and relocating employees. In addition to the changes at AT&T Global Information Solutions, we are re-engineering and centralizing support services for telecommunications services. These ongoing efforts to raise productivity are part our commitment to meet the challenge of intense competition.
     Our 1991 provisions for business restructuring were primarily for costs to make changes in our computer and business equipment operations and in our use of leased and owned space. The changes in our computer operations were initiated because of the merger of AT&T and NCR.

OTHER INCOME STATEMENT ITEMS.....................................

Other income-net depends mostly on our cash balance and the results and changes in our investments and joint ventures. Over the last two years we reduced our balance of cash and temporary cash investments because we have easy access to financing when we need it. Our interest income declined over the past two years because we had less cash on hand and interest rates were lower. Income from our equity investments, coupled with our sharing of earnings from AT&T subsidiaries that are partly owned by other companies, declined in 1993 after increasing in 1992.
     Miscellaneous pretax gains and losses caused the largest shifts in other income-net over the three years:

     -In 1993 we had a $217 million gain when we exchanged our remaining 77% interest in UNIX System Laboratories, Inc.
     (USL) for about 3% ownership of Novell, Inc., a leading software development company.
     -We sold our remaining interest in Compagnie Industriali Riunite S.p.A. (CIR) in 1993 for a slight gain. Because of declines in its market value, we wrote down that investment by $68 million in 1992 and by $218 million in 1991. CIR's value had declined along with the Italian securities market and because of lower earnings from its principal holding, Ing. C. Olivetti & C., S.p.A.
     -In 1991 we had a $171 million gain from selling our investment in Sun Microsystems, Inc.

     Sales of stock by our subsidiaries produced a $9 million loss in 1993 and a $43 million gain in 1991. The 1993 loss came from deducting recourse loans made to AT&T Capital's senior management so they would purchase shares and take a larger personal stake in the success of the business following the initial public offering. When the loans are repaid in seven years, we expect to report a net $6 million gain on this offering. The $43 million gain in 1991 came from USL selling stock to other companies to encourage their support for open computing standards.
     Interest expense declined over the past two years because of benefits from refinancing long-term debt at favorable rates and reduced requirements for contingent liabilities. The benefits of refinancing, which were partly offset by costs of that refinancing such as call premiums, were responsible for about half of the decline in 1993 and two-thirds of the decline in 1992.
                               -28-(Cont'd)

INCOME TAXES INFORMATION
Dollars in millions                 1993        1992        1991
- -----------------------------------------------------------------
Income before income taxes and
  cumulative effects of
  accounting changes              $6,204      $5,958      $  883
Provision for income taxes*        2,230       2,151         361
=================================================================
Effective income tax rate           36.0%       36.1%       40.9%
Income taxes paid                 $1,675      $  697      $1,308
=================================================================
* The cumulative effects of accounting changes include the tax effects of those adjustments.

     The provisions for income taxes increased the past two years mainly because of higher "book income," that is, the income before income taxes and cumulative effects of accounting changes. The effective tax rate was at about the same level in 1993 and 1992. The rate was much higher in 1991 because the tax effects of restructuring charges were magnified by the lower income before income taxes.
     Congress increased the federal statutory tax rate to 35% in August 1993 and made the change retroactive to January 1, 1993. We recognized a $73 million benefit from adjusting our deferred tax assets for the new rate. But that benefit was mostly offset by the increase in taxes on 1993 taxable income, caused by the higher rate. Consequently, this change in rates did not affect our 1993 net income materially.

TOTAL ASSETS, WORKING CAPITAL AND LIQUIDITY......................

Net working capital - current assets less current liabilities - is a measure of our ability to cover short-term liabilities with assets that we expect to convert to cash soon. For example, collecting receivables helps us to pay our suppliers. We reduced our cash balance and working capital in 1993 to lower our "opportunity" costs of maintaining that capital. Our financial condition gives us easy access to financing when we need it, so we now target a cash balance under $800 million.

BALANCE SHEET INFORMATION
Dollars in millions                     1993      1992    Change
- -----------------------------------------------------------------
Working capital                      $ 4,404   $ 5,128   $  (724)
Cash and temporary cash investments      532     1,310      (778)
Total assets                          60,766    57,188     3,578
Total debt                            17,716    16,204     1,512
Total shareowners' equity             13,850    18,921    (5,071)
=================================================================
Days sales outstanding for
  core business                         59.5      63.2      (3.7)
Inventory turnover                       3.4       3.2       0.2
=================================================================






                               -28-(Cont'd)

     The growth in accounts receivable comes from our higher sales levels. Days sales outstanding in our core business, defined as average accounts receivable divided by average daily revenues in our core business, declined because of improved receivables management. To spur further growth in revenues and earnings for financial services and leasing, we invested in additional finance receivables from our credit card and equipment financing and leasing businesses. We keep a close watch on account status, which has helped us maintain a low level of delinquent balances and write-offs.
     Higher inventory levels are associated with our sales growth, which we expect to continue in 1994. Improved inventory management in 1993 led to increased inventory turnover.
     Making better use of existing capacity on our long distance network, we reduced capital expenditures in 1993. Our plant additions were at about the same level as depreciation, leaving property, plant and equipment, net of accumulated depreciation, essentially unchanged.
     The fair value of our pension plan assets is greater than our projected pension obligations. Those plan assets are earning a return that exceeds the growth in pension liabilities. In addition, we are amortizing a transition asset related to our 1986 change in pension accounting over 15.9 years, which produces about $500 million of income each year. Consequently, we had pension income that added to our prepaid pension costs.
     Under an agreement with unions representing many of our employees, we transferred some of these excess pension assets over the past two years to fund retiree health care benefits. Before 1993, we included these prepaid health care costs in other assets. However, when we added the liabilities for retiree benefits to our balance sheet in 1993, because of the new accounting rule, we netted these prepaid costs with the liabilities. We did something similar when we netted the trusts for disability payments with liabilities for separations and disabilities. Our net liabilities for postretirement and postemployment liabilities are now combined on our balance sheet. Our recognition of these liabilities created additional deferred tax assets.
     The increase in investments mainly reflects a $400 million purchase of McCaw stock in February 1993. We also acquired shares in Novell, Inc. and Unitel Communications, Inc. (Unitel).
     In 1994 we must change the way we report and account for investments in equity securities that have readily determinable fair values and all debt securities. We do not expect this change to have a material effect on our earnings or financial position.
     Accounts payable are lower because of reduced access and other interconnection costs. Payroll and benefit-related liabilities are higher mainly due to increases in the associated expenses and benefit costs. Other current liabilities declined because some restructuring reserves were reclassified to postemployment liabilities (because of our accounting change) and others were used for restructuring.





     Higher debt maturing within one year chiefly reflects commercial paper we issued to support financial services. Lower long-term debt, including capital leases, was the net result of our refinancing and redemption activities. Our recognition of predivestiture retirees' benefits led to higher other liabilities.
     Minority interests, which represent other companies' ownership interests in our net assets, increased mainly because of the sale of 14% ownership in AT&T Capital in August 1993.
     Despite the increase in income before cumulative effects of accounting changes, operating cash flows declined in 1993 after growing the year before. The decline was mainly due to higher inventories and accounts receivable. The greater cash flow in 1992 reflected a smaller increase in working capital requirements and higher earnings compared with 1991.
     For the three years operating cash flows covered our net capital expenditures and dividend payments. We expect such cash flows to continue covering capital expenditures and dividends in 1994.

INVESTING ACTIVITIES.............................................

Net capital expenditures were $3.7 billion in 1993, compared with $3.9 billion the two previous years. Most of our capital expenditures are for the AT&T Worldwide Intelligent Network. In 1993 we reduced capital expenditures for the network because technological advances permit us to use existing capacity more efficiently. Net expenditures for the network, at market price, were $2.2 billion in 1993, compared with $3.0 billion in 1992 and $2.5 billion in 1991. These additions provide for growth, modernization and enhanced reliability. Other capital expenditures are for equipment and facilities used in leasing operations, manufacturing, and research and development. We expect our net capital expenditures for the network and in total to remain at about the same level in 1994.
     We are also investing in finance receivables, particularly credit card receivables, to increase revenues and earnings from our financial services businesses. These capital requirements will continue growing in 1994.
     In 1993 we made a $400 million investment in McCaw and reached a definitive agreement on a merger. Our alliance will undertake joint projects and marketing efforts. We also acquired a 20% equity interest in Unitel for cash and advanced telecommunications equipment valued at approximately $120 million.
     In 1991 equity investments were a net source of cash because we had net proceeds of $687 million from selling our shares in Sun Microsystems, Inc.

[GRAPHIC] (See appendix for description)

     We have a 49% interest in a joint venture with GTE, called AG Communications Systems Corporation, which is developing new technology and capabilities for GTE's digital switching systems. By agreement, our ownership will increase to 80% in 1994 and to 100% in 2004. When we raise our ownership in 1994, we will fully consolidate this venture in our financial statements.


                               -29-(Cont'd)

FINANCING ACTIVITIES AND CAPITALIZATION..........................

The growth of our financial services and leasing business over the past three years was the primary reason for the increase in total debt outstanding and for most of our financing needs. We expect increasing capital requirements for financial services in 1994.
     Over the past three years we took advantage of favorable levels of interest rates to extend debt maturities by refinancing a substantial amount of long-term debt. Much of the financing activity shown on our statements of cash flows relates to these refinancing activities.
     The ratio of total debt to total capital (total debt plus total equity) increased to 56.1% at December 31, 1993, compared with 46.1% at December 31, 1992, primarily because of the effects on equity of adopting accounting changes. Excluding financial services and leasing operations, the debt ratio increased to 28.3% at December 31, 1993, compared with 25.4% at December 31, 1992.
     For the past three years we have issued new shares of common stock in our shareowner and employee plans. In connection with the merger in 1991, NCR sold 6.3 million shares of common stock held as Treasury stock (approximately 17.9 million shares of AT&T common stock after conversion). The proceeds from all newly issued shares were used for general corporate purposes. The dilution in earnings per share from new issuances was not material.
     We sell equity interests in AT&T subsidiaries only when opportunities or circumstances warrant. We have no present plans to sell material interests in subsidiaries.
     Excluding the cumulative effects of the 1993 accounting changes, return on equity was 19.2%, compared with 21.1% in 1992.




























REPORT OF MANAGEMENT ........................................

Management is responsible for the preparation, integrity and objectivity of the financial statements and all other financial information included in this report. Management is also responsible for maintaining a system of internal controls as a fundamental requirement for the operational and financial integrity of results.
     The financial statements, which reflect the consolidated accounts of AT&T and subsidiaries, and other financial information shown were prepared in conformity with generally accepted accounting principles. Estimates included in the financial statements were based on judgments of qualified personnel.
     To maintain its system of internal controls, management carefully selects key personnel and establishes the organizational structure to provide an appropriate division of responsibility. We believe it is essential to conduct business affairs in accordance with the highest ethical standards as set forth in the AT&T Code of Conduct. These guidelines and other informational programs are designed and used to ensure that policies, standards and managerial authorities are understood throughout the organization. Our internal auditors monitor compliance with the system of internal controls by means of an annual plan of internal audits. On an ongoing basis, the system of internal controls is reviewed, evaluated and revised as necessary in light of the results of constant management oversight, internal and independent audits, changes in AT&T's business and other conditions.
     Management believes that the system of internal controls, taken as a whole, provides reasonable assurance that (1) financial records are adequate and can be relied upon to permit the preparation of financial statements in conformity with generally accepted accounting principles, and (2) access to assets occurs only in accordance with management's authorizations.
     The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent auditors meet privately with the Audit Committee. These auditors also have access to the Audit Committee and its individual members at any time.
     The financial statements in this annual report have been audited by Coopers & Lybrand, Independent Auditors. Their audits were conducted in accordance with generally accepted auditing standards and include consideration of the internal control structure and selective tests of transactions. Their report follows.


Richard W. Miller                 Robert E. Allen
Executive Vice President,         Chairman of the Board,
Chief Financial Officer           Chief Executive Officer

                               -30-(Cont'd)

REPORT OF INDEPENDENT AUDITORS ..................................

To the Shareowners of American Telephone and Telegraph Company:
     We have audited the consolidated balance sheets of American Telephone and Telegraph Company (AT&T) and subsidiaries at December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of AT&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&T and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the years ended December 31, 1993, 1992 and 1991, in conformity with generally accepted accounting principles.
     As discussed in Note 2 to the financial statements, in 1993 AT&T changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.


Coopers & Lybrand
1301 Avenue of the Americas
New York, New York
January 27, 1994






















CONSOLIDATED                                         AT&T AND SUBSIDIARIES
STATEMENTS OF INCOME                               Years ended December 31

Dollars in millions (except per share amounts)    1993      1992      1991
==========================================================================
SALES AND REVENUES
Telecommunications services                    $39,863   $39,580   $38,805
Products and systems                            17,798    16,473    15,941
Rentals and other services                       6,991     6,957     6,959
Financial services and leasing                   2,504     1,894     1,384
__________________________________________________________________________
TOTAL REVENUES                                  67,156    64,904    63,089
__________________________________________________________________________
COSTS
Telecommunications services
  Access and other interconnection costs        17,709    18,132    18,395
  Other costs                                    7,009     7,135     6,881
__________________________________________________________________________
Total telecommunications services               24,718    25,267    25,276
Products and systems                            10,809     9,846     9,134
Rentals and other services                       3,331     3,287     3,344
Financial services and leasing                   1,711     1,310     1,071
__________________________________________________________________________
TOTAL COSTS                                     40,569    39,710    38,825
__________________________________________________________________________
GROSS MARGIN                                    26,587    25,194    24,264
__________________________________________________________________________
OPERATING EXPENSES
Selling, general and administrative expenses    16,782    15,950    16,220
Research and development expenses                3,069     2,911     3,114
Provisions for business restructuring              498        64     3,572
__________________________________________________________________________
TOTAL OPERATING EXPENSES                        20,349    18,925    22,906
__________________________________________________________________________
OPERATING INCOME                                 6,238     6,269     1,358
Other income-net                                   541       352       208
Gain (loss) on sale of stock by subsidiaries        (9)        -        43
Interest expense                                   566       663       726
__________________________________________________________________________
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECTS OF ACCOUNTING CHANGES                  6,204     5,958       883
Provision for income taxes                       2,230     2,151       361
__________________________________________________________________________
Income before cumulative
  effects of accounting changes                  3,974     3,807       522
__________________________________________________________________________
Cumulative effects on prior years
  of changes in accounting for:
  Postretirement benefits (net of income
    tax benefit of $4,294)                      (7,023)        -         -
  Postemployment benefits (net of income
    tax benefit of $681)                        (1,128)        -         -
  Income taxes                                     383         -         -
__________________________________________________________________________
Cumulative effects of accounting changes        (7,768)        -         -
__________________________________________________________________________
NET INCOME (LOSS)                              $(3,794)  $ 3,807   $   522
==========================================================================
Weighted average common
  shares outstanding (millions)                  1,353     1,332     1,293

PER COMMON SHARE:
Income before cumulative effects
  of accounting changes                         $ 2.94    $ 2.86    $  .40
Cumulative effects of accounting changes         (5.74)        -         -
__________________________________________________________________________
NET INCOME (LOSS)                               $(2.80)   $ 2.86    $  .40
==========================================================================
The notes on pages 34 through 43 are an integral part of the consolidated financial statements. *(Page numbers refer to the Company's Annual Report to security holders.)

CONSOLIDATED                                         AT&T AND SUBSIDIARIES
BALANCE SHEETS                                              at December 31

Dollars in millions (except per share amount)               1993      1992
==========================================================================
ASSETS
Cash and temporary cash investments                      $   532   $ 1,310
Receivables, less allowances of $1,003 and $829
  Accounts receivable                                     11,933    11,040
  Finance receivables                                     11,370     8,569
Inventories                                                3,187     2,659
Deferred income taxes                                      2,079     2,118
Other current assets                                         637       818
__________________________________________________________________________
TOTAL CURRENT ASSETS                                      29,738    26,514
__________________________________________________________________________
Property, plant and equipment-net                         19,397    19,358
Investments                                                1,503       864
Finance receivables                                        3,815     3,643
Prepaid pension costs                                      3,576     3,480
Other assets                                               2,737     3,329
__________________________________________________________________________
TOTAL ASSETS                                             $60,766   $57,188
==========================================================================
LIABILITIES AND DEFERRED CREDITS
Accounts payable                                         $ 4,694   $ 5,045
Payroll and benefit-related liabilities                    3,746     3,336
Postretirement and postemployment
  benefit liabilities                                      1,301         -
Debt maturing within one year                             10,904     7,600
Dividends payable                                            448       443
Other current liabilities                                  4,241     4,962
__________________________________________________________________________
TOTAL CURRENT LIABILITIES                                 25,334    21,386
__________________________________________________________________________
Long-term debt including capital leases                    6,812     8,604
Postretirement and postemployment
  benefit liabilities                                      9,082         -
Other liabilities                                          4,298     2,634
Deferred income taxes                                        275     4,660
Unamortized investment tax credits                           270       350
Other deferred credits                                       263       181
__________________________________________________________________________
TOTAL LIABILITIES AND DEFERRED CREDITS                    46,334    37,815
__________________________________________________________________________
MINORITY INTERESTS                                           582       452
__________________________________________________________________________
SHAREOWNERS' EQUITY
Common shares par value $1 per share                       1,352     1,340
  Authorized shares:  2,000,000,000
  Outstanding shares: 1,352,398,000 at December 31, 1993;
                      1,339,831,000 at December 31, 1992
Additional paid-in capital                                12,028    11,425
Guaranteed ESOP obligation                                  (355)     (407)
Foreign currency translation adjustments                     (32)       65
Retained earnings                                            857     6,498
__________________________________________________________________________
TOTAL SHAREOWNERS' EQUITY                                 13,850    18,921
__________________________________________________________________________
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                $60,766   $57,188
==========================================================================
The notes on pages 34 through 43 are an integral part of the consolidated financial statements. *(Page numbers refer to the Company's Annual Report to security holders.)








CONSOLIDATED                                         AT&T AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS                           Years ended December 31

Dollars in millions                               1993      1992      1991
==========================================================================
OPERATING ACTIVITIES
Net income                                     $(3,794)  $ 3,807   $   522
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Cumulative effects of accounting changes     7,768         -         -
    Depreciation                                 3,626     3,540     3,568
    Provision for uncollectibles                 1,635     1,945     1,233
    Provisions for business restructuring          498        64     3,572
    (Increase) in accounts receivable           (2,082)   (1,489)   (2,108)
    (Increase) decrease in inventories            (540)      551       (59)
    (Decrease) increase in accounts payable       (331)       30       109
    Net (increase) in other operating
      assets and liabilities                       (52)   (1,084)   (1,382)
    Other adjustments for non-cash items-net       401       510       560
__________________________________________________________________________
NET CASH PROVIDED BY OPERATING ACTIVITIES        7,129     7,874     6,015
__________________________________________________________________________
INVESTING ACTIVITIES
Capital expenditures net of proceeds from
  sale or disposal of property, plant and
  equipment of $241, $250 and $119              (3,701)   (3,933)   (3,860)
Increase in finance receivables, net of
  lease-related repayments of $3,633,
  $4,325 and $3,521                             (3,483)   (3,878)   (3,052)
Net (increase) decrease in investments            (540)      (12)      473
Acquisitions, net of cash acquired                (414)     (202)      (29)
Other investing activities-net                    (201)     (167)       69
__________________________________________________________________________
NET CASH USED IN INVESTING ACTIVITIES           (8,339)   (8,192)   (6,399)
__________________________________________________________________________
FINANCING ACTIVITIES
Proceeds from long-term debt issuance            2,456     2,928     1,300
Retirements of long-term debt                   (3,483)   (3,684)   (1,196)
Issuance of common shares                          619       689     1,164
Dividends paid                                  (1,774)   (1,748)   (1,563)
Increase in short-term borrowings-net            2,586     1,341       969
Other financing activities-net                      25       (72)        2
__________________________________________________________________________
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                             429      (546)      676
__________________________________________________________________________
Effect of exchange rate changes on cash              3        26       (19)
__________________________________________________________________________
Net (decrease) increase in cash and
  temporary cash investments                      (778)     (838)      273
Cash and temporary cash investments at
   beginning of year                             1,310     2,148     1,875
__________________________________________________________________________
Cash and temporary cash investments at
   end of year                                 $   532   $ 1,310   $ 2,148
==========================================================================
The notes on pages 34 through 43 are an integral part of the consolidated financial statements. *(Page numbers refer to the Company's Annual Report to security holders.)













NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN TELEPHONE AND
TELEGRAPH COMPANY (AT&T)
AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ............................

CONSOLIDATION

Ownership of affiliates             Accounting method
_____________________________________________________________________
More than 50%                       Fully consolidated
20% to 50%                          Equity method
Less than 20%                       Cost method
_____________________________________________________________________
We include the accounts of operations located outside the U.S. on the basis of their fiscal years, ended either November 30 or December 31.

CURRENCY TRANSLATION

For the business we transact in currencies other than U.S. dollars, we translate income statement amounts at average exchange rates for the year, and we translate assets and liabilities at year-end exchange rates. We show the adjustments from balance sheet translation as a separate component of shareowners' equity.

REVENUE RECOGNITION

Revenue from                        Basis of recognition
_____________________________________________________________________
Telecommunications                  Minutes of traffic processed and
  Services                            contracted fees
Products and Systems                Upon performance of contractual
                                      obligations
Rentals and Other                   Proportionately over contract
  Services                            period or as services are
                                      performed
Financial Services                  Over the life of the finance
  and Leasing                         receivables using the interest
                                      method
_____________________________________________________________________

RESEARCH AND DEVELOPMENT

We expense research and development expenditures as incurred (including development costs of software that we plan to sell) until technological feasibility is established. After that time, we capitalize the remaining software production costs as other assets and amortize them to product costs over the estimated period of sales.

INTEREST EXPENSE

Interest expense is the interest on short-term and long-term debt and accrued liabilities, excluding the interest related to our financial services operations, which is included in cost of financial services and leasing, and net of interest capitalized in connection with construction.


                                  -34-(Cont'd)

INVESTMENT TAX CREDITS

For financial reporting purposes, we amortize investment tax credits as a reduction to the provision for income taxes over the useful lives of the property that produced the credits.

EARNINGS PER SHARE

We use the weighted average number of shares of common stock and common stock equivalents outstanding during each period to compute earnings per common share. Common stock equivalents are stock options that we assume to be exercised for the purposes of this computation.

TEMPORARY CASH INVESTMENTS

We consider temporary cash investments to be cash equivalents for cash flow reporting purposes. They are highly liquid and have original maturities generally of three months or less.

INVENTORIES

We state inventories at the lower of cost or market. We determine cost principally on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT

We state property, plant and equipment at cost and determine depreciation using either the group or unit method. The unit method is used primarily for factory facilities, laboratory equipment, large computer systems, and certain international earth stations and submarine cables. The group method is used for most other depreciable assets. When we dispose of assets that were depreciated using the unit method, we include the gains or losses in operating results. When we sell or retire plant that was depreciated using the group method, we deduct the original cost from the plant account and from accumulated depreciation.
     We use accelerated depreciation methods for factory facilities and digital equipment used in the telecommunications network, except switching equipment placed in service before 1989. All other plant and equipment is depreciated on a straight-line basis.

GOODWILL

Goodwill is the difference between the purchase price and the fair value of net assets acquired in business combinations treated as purchases. We amortize goodwill on a straight-line basis over the periods benefited, principally in the range of 10 to 15 years.

RECLASSIFICATIONS

We reclassified certain amounts for previous years to conform with the 1993 presentation.









2.  CHANGES IN ACCOUNTING PRINCIPLES ......................................

POSTRETIREMENT BENEFITS

We adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. This standard requires us to accrue estimated future retiree benefits during the years employees are working and accumulating these benefits. Previously, we expensed health care benefits as claims were incurred and life insurance benefits as plans were funded.
     When we adopted the new standard, we had an accumulated liability related to past service from retirees and active employees. A portion of that liability was provided for by group life insurance benefits and trusts for health care benefits funded before 1993.
     We also reimburse the divested regional Bell companies for a portion of their costs to provide health care benefits, increases in pensions and other benefits to predivestiture retirees under the terms of the Divestiture Plan of Reorganization. Through 1992 we expensed these reimbursements as incurred. In January 1993 we recognized this liability in connection with the adoption of SFAS No. 106.
     We elected to record a one-time pretax charge of $11,317 million to record the unfunded portions of these liabilities. That charge reflects $12,986 million of liabilities less $1,669 million of plan assets and amounts previously recorded. After taxes, that charge was $7,023 million ($5.19 per share), including $1,375 million for predivestiture retirees. Apart from these cumulative effects on prior years of the accounting change, our change in accounting had no material effect on net income in 1993 and is not expected to affect net income materially in future periods. This change does not affect cash flows.

POSTEMPLOYMENT BENEFITS

We also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. Analogous to SFAS No. 106, this standard requires us to accrue for estimated future postemployment benefits, including separation payments, during the years employees are working and accumulating these benefits, and for disability payments when the disabilities occur. Before this change in accounting, we recognized costs for separations when they were identified and disability benefits when they were paid.
     When we adopted the new standard, we had an accumulated liability for payments to employees who were then disabled and for benefits related to the past service of active employees. We recorded a one-time pretax charge of $1,809 million to record the unprovided portion of these liabilities. That charge reflects $2,221 million of liabilities less $412 million of reserves for business restructuring activities that were established before 1993 and reclassified to postemployment liabilities as part of this accounting change. After taxes, that charge was $1,128 million ($0.83 per share). The change in accounting reduced operating income by $301 million, and net income by $171 million ($0.13 per share) in 1993. This change does not affect cash flows.








                                  -35-(Cont'd)

INCOME TAXES

We also adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Among other provisions, this standard requires us to compute deferred tax accounts using the enacted corporate income tax rates for the years in which the taxes will be paid or refunds received. Before 1993 our deferred tax accounts reflected the rates in effect when we made the deferrals.
     Because corporate income tax rates in 1993 were lower than the rates that existed before the 1986 Tax Act, our adoption of the new standard raised net income by $383 million ($0.28 per share). Apart from this benefit, the new accounting method had no material effect on net income in 1993. Unless Congress changes tax rates, we do not expect this change to affect net income materially in future periods. This change does not affect cash flows.

3.  PROSPECTIVE ACCOUNTING CHANGES ........................................

DEBT AND EQUITY SECURITIES

In 1994 we must adopt SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. We do not expect this new standard to affect net income materially at or after adoption, and it will not affect cash flows.

IMPAIRED LOANS

By 1995 we must adopt SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires us to compute present values for impaired loans when determining our allowances for credit losses. We do not expect this new standard to affect net income materially at or after adoption, and it will not affect cash flows.

4.  PROSPECTIVE MERGER WITH MCCAW CELLULAR COMMUNICATIONS, INC. (MCCAW) ...

On August 16, 1993 AT&T and McCaw entered into a definitive agreement to merge McCaw and a subsidiary of AT&T, making McCaw a wholly owned subsidiary of AT&T.
     In the merger, each share of McCaw's Class A and Class B common stock will be converted into one share of AT&T common stock. However, if the 20-day-average market price of the AT&T common stock as of five business days before the merger is less than $53 per share, the conversion ratio will be adjusted upward to provide shares of AT&T common stock having an aggregate market price of $53 for each share of McCaw common stock, subject to a maximum of 1.111 shares of AT&T common stock. If the 20-day-average market price of AT&T common stock as of five business days before the merger is greater than $71.73 per share, the conversion ratio will be adjusted downward to provide shares of AT&T common stock having an aggregate market price of $71.73 for each share of McCaw common stock, subject to a minimum of .909 of a share of AT&T common stock.
     Pursuant to a separate agreement, AT&T has granted McCaw the right, in the event the merger does not close, to require AT&T to purchase from McCaw $600 million of McCaw's Class A common stock at a price of $51.25 per share.




     The merger is subject to a number of conditions, including the receipt of regulatory approvals, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act), receipt of opinions that the merger will be tax free and will be accounted for as a pooling of interests, and McCaw stockholder approval. McCaw stockholders holding a majority of the voting power of the McCaw common stock, including members of the McCaw family and British Telecommunications plc, have agreed to vote in favor of the merger.
     The waiting period under the HSR Act will not expire until 20 days after AT&T and McCaw have substantially complied with a September 1993 request from the U.S. Department of Justice (DOJ) for additional information and documents.
     In August 1993 AT&T and McCaw filed applications seeking consent of the FCC to the proposed transfer of control of McCaw's radio licenses to AT&T. A number of AT&T's competitors have sought to have conditions imposed on the merger or to deny FCC consent. Final comments were filed in January 1994.
     AT&T and McCaw filed applications with nine state regulatory commissions seeking approval or a statement of non-opposition to the merger. All of the states, except California have done so. In California, AT&T and McCaw entered into a settlement agreement with the original opposing parties regarding the provision of cellular and interexchange services in that state. In January 1994 AT&T and McCaw filed a reply to objections to the settlement.
     BellSouth Corp. (BellSouth) filed a motion in federal court in December 1993 contending that AT&T requires a waiver of the antitrust consent decree to proceed with the merger. In January 1994 the DOJ filed a response that supported that motion in part. AT&T is seeking expedited determination of the issues raised by BellSouth's motion or, alternatively, an expedited waiver of any relevant decree provisions.

5.  SUPPLEMENTARY FINANCIAL INFORMATION ...................................

SUPPLEMENTARY INCOME STATEMENT INFORMATION

Dollars in millions                           1993     1992     1991
====================================================================
INCLUDED IN COSTS OF PRODUCTS AND SYSTEMS
Amortization of software production costs   $  359   $  315   $  311
====================================================================
COSTS OF FINANCIAL SERVICES AND LEASING
Interest expense                            $  506   $  485   $  445
Depreciation, allowance for losses, etc.     1,205      825      626
____________________________________________________________________
Costs of financial services and leasing     $1,711   $1,310   $1,071
====================================================================
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Amortization of goodwill                    $   76   $   68   $   52
====================================================================
OTHER INCOME-NET
Interest income                             $  119   $  149   $  170
Royalties and dividends                         59       48       55
Earnings applicable to minority interests       (9)      56       (1)
Miscellaneous-net                              372       99      (16)
____________________________________________________________________
Other income-net                            $  541   $  352   $  208
====================================================================
DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                        $   72   $   62   $   79
====================================================================




                               -36-(Cont'd)

SUPPLEMENTARY BALANCE SHEET INFORMATION

Dollars in millions at December 31            1993     1992
===========================================================
INVENTORIES
Completed goods                            $ 1,893  $ 1,689
Work in process and raw materials            1,294      970
___________________________________________________________
Inventories                                $ 3,187  $ 2,659
===========================================================
PROPERTY, PLANT AND EQUIPMENT
Land and improvements                      $   746  $   690
Buildings and improvements                   8,512    8,243
Machinery, electronic and other equipment   31,635   31,117
___________________________________________________________
Total property, plant and equipment         40,893   40,050
Less: Accumulated depreciation              21,496   20,692
___________________________________________________________
Property, plant and equipment-net          $19,397  $19,358
===========================================================
INVESTMENTS
Accounted for by the equity method         $   698  $   627
Stated at lower of cost or market              805      237
___________________________________________________________
Investments                                $ 1,503  $   864
===========================================================
OTHER ASSETS
Unamortized software production costs      $   413  $   521
Goodwill, net of accumulated amortization      894      766
Prepaid postretirement healthcare costs          -      773
Deferred charges and other                   1,430    1,269
___________________________________________________________
Other assets                               $ 2,737  $ 3,329
===========================================================
DEBT MATURING WITHIN ONE YEAR
Commercial paper                           $ 8,761  $ 6,053
Long-term debt                               1,860    1,158
Long-term lease obligations                     52      108
Other notes                                    231      281
___________________________________________________________
Debt maturing within one year              $10,904  $ 7,600
===========================================================






























SUPPLEMENTARY CASH FLOW INFORMATION

Dollars in millions                           1993     1992     1991
====================================================================
Interest payments net of
  amounts capitalized                      $ 1,284  $ 1,118  $ 1,058
Income tax payments                          1,675      697    1,308
====================================================================

   The following table displays the non-cash items excluded from the consolidated statements of cash flows:

Dollars in millions                           1993     1992     1991
====================================================================
Machinery and equipment acquired under
  capital lease obligations                $    15  $    60  $   114
====================================================================
EXCHANGE OF STOCK
Net assets                                 $   (43)       -        -
Investments                                    260        -        -
____________________________________________________________________
                                           $   217        -        -
====================================================================
ACQUISITION ACTIVITIES
Net receivables                            $    12  $   130  $     3
Inventories                                      1       48        5
Property, plant and equipment                  139       76       36
Accounts payable                                (7)     (37)     (30)
Short- and long-term debt                       (3)     (93)      (4)
Other operating assets and liabilities-net     272       78       19
____________________________________________________________________
Net non-cash items                             414      202       29
Net cash used for acquisitions             $   414  $   202  $    29
====================================================================

6.  BUSINESS RESTRUCTURING AND OTHER CHARGES...............................

Provisions for business restructuring include the estimated costs of specific plans to close offices, consolidate facilities, relocate employees and fulfill contractual obligations, and of other activities involved in restructuring operations. These provisions also cover separation payments made as a result of special offers related to defined benefit plans.
Before we changed our accounting for postemployment benefits in 1993, costs for other types of separation payments were also included in these provisions.
     Our $498 million in provisions for business restructuring in 1993 covered $227 million of costs at AT&T Global Information Solutions (including, in millions, $137 for special termination benefits, $43 for closing facilities, $18 for employee relocation, $19 for contractual obligations and $10 for other related expenses). We also provided $215 million for reengineering customer support functions for telecommunications services (including, in millions, $55 for employee relocation, $25 for outplacement costs, $30 for legal contingencies and $105 for closing facilities, lease terminations and asset abandonments associated with centralizing support services). The remaining provisions consist of $23 million related to closing plants for manufacturing telecommunications network systems, and $33 million for employee relocation, outplacement services and legal liabilities related to restructuring operations that service the U.S. federal government.

     In 1991 we recorded approximately $4.5 billion of business restructuring and other charges, reducing net income by $2,863 million ($2.21 per share). The charges covered estimated costs of changes in our computer operations, PBX operations and product distribution processes; consolidating operations in leased and owned buildings and recognizing costs of vacant space;
                                  -37-(Cont'd)
eliminating a future subsidy to an Alaskan long distance company; writing down an investment; and other restructuring-related activities, merger-related expenses and other charges. We recorded these charges as $3,572 million in provisions for business restructuring; $501 million as selling, general and administrative expenses; $123 million as cost of products and systems; and the remainder as other costs and expenses, including other income - net. Charges included in other accounts in 1991 were primarily for expenses related to the restructuring activities, writing down impaired assets and merger-related expenses.
     The remaining reserves for separation payments at January 1, 1993, were included in the cumulative effect of the change in accounting for postemployment benefits. We believe that the balance of reserves for all other business restructuring activities, $1,440 million at December 31, 1993, is adequate for the completion of those activities.

7.  OTHER INCOME-NET.......................................................

In June 1993 we sold our remaining 77% interest in UNIX System
Laboratories, Inc. to Novell, Inc. (Novell) in exchange for approximately 3% of Novell common stock. Our gain on the sale was $217 million.
     We sold our remaining interest in Compagnie Industriali Riunite S.p.A. in 1993 for a slight gain. We reduced the carrying value of that investment by $68 million in 1992 and by $218 million in 1991 because of a sustained decline in its market value.
     In 1991 we had a $171 million gain from selling our 19% equity investment in Sun Microsystems, Inc.

8.  SALE OF STOCK BY SUBSIDIARIES ........................................

In August 1993 AT&T Capital Corporation sold 5,750,000 shares of common stock in an initial public offering and approximately 850,000 shares of common stock in a management offering. That was about 14% of the shares outstanding, so our ownership is now about 86%. The shares were sold at $21.50 per share, yielding net proceeds of $115 million excluding $18 million of recourse loans attributable to the management offering. Because of these loans, we recorded a $9 million loss on the sale. When the loans are collected in seven years, we expect to report a net $6 million gain from this sale of stock.
     In 1991 UNIX Systems Laboratories, Inc. sold about 20% of its stock to other companies to encourage their support for open computing standards.
We had a $43 million gain on that sale. Proceeds from the sale were in cash and we did not provide for deferred taxes on the gain.

















                                  -37-(Cont'd)

9.  INCOME TAXES .........................................................

This table shows the principal reasons for the difference between the effective tax rate and the United States Federal statutory income tax rate:

Dollars in millions                          1993     1992     1991
====================================================================
U.S. Federal statutory income tax rate         35%      34%      34%
Federal income tax at statutory rate       $2,171   $2,026    $ 300
Amortization of investment tax credits        (92)    (221)    (142)
State and local income taxes, net of
  federal income tax effect                   247      230       63
Foreign rate differential                      45       75       54
Taxes on repatriated and accumulated
  foreign income, net of tax credits          (20)      67      (12)
Research credits                              (47)     (18)      (5)
Capital loss carryforward                       -      (13)      32
Effect of tax rate change on
  deferred tax assets                         (73)       -        -
Other differences-net                          (1)       5       71
____________________________________________________________________
Provision for income taxes                 $2,230   $2,151    $ 361
====================================================================
Effective income tax rate                    36.0%    36.1%    40.9%
====================================================================

  The U.S. and foreign components of income before income taxes and the provision for income taxes are presented in this table:

Dollars in millions                 1993     1992     1991
==============================================================
INCOME BEFORE INCOME TAXES
United States                     $5,906   $5,628   $  373
Foreign                              298      330      510
______________________________________________________________
                                  $6,204   $5,958   $  883
==============================================================
PROVISION FOR INCOME TAXES
CURRENT
Federal                           $  878   $  503   $  820
State and local                      200      124      192
Foreign                              169      215      302
______________________________________________________________
                                   1,247      842    1,314
______________________________________________________________
DEFERRED
Federal                              924    1,387     (829)
State and local                      180      225      (96)
Foreign                              (41)     (85)     140
______________________________________________________________
                                   1,063    1,527     (785)
______________________________________________________________
Deferred investment tax
  credits-net*                       (80)    (218)    (168)
______________________________________________________________
Provision for income taxes        $2,230   $2,151   $  361
==============================================================
* Net of amortization of $92 in 1993, $221 in 1992 and $142 in 1991.

 Deferred tax liabilities are taxes we expect to pay in future periods. Similarly, deferred tax assets are taxes we expect to get refunded in future periods. Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities.





  This table shows the December 31, 1993 amounts of deferred tax assets and liabilities, which include the effects of our January 1, 1993 accounting changes:

Dollars in millions                        Assets  Liabilities
==============================================================
Property, plant and equipment              $    -   $3,492
Business restructuring charges                666        -
Employee, postretirement and
  postemployment benefits                   4,056       56
Reserves and allowances                     1,053        -
Unamortized investment tax credits            119        -
Other                                         152      494
Valuation allowance                          (201)       -
______________________________________________________________
Deferred income taxes                      $5,845   $4,042
==============================================================
  Prior year financial statements were not restated to reflect the new accounting standards. This table shows the principal sources of deferred taxes in prior years:

Dollars in millions                          1992     1991
==============================================================
Property, plant and equipment              $  929  $   511
Business restructuring charges                218   (1,103)
Employee pensions and other benefits          234      (26)
Reserves and allowances                       108     (208)
Other timing differences-net                   38       41
______________________________________________________________
Deferred income taxes                      $1,527  $  (785)
==============================================================

10.  LEASES ...............................................................

AS LESSOR

We provide financing on sales of our products and those of other companies and lease our products to customers under sales-type leases. This table displays our net investment in direct financing and sales-type leases:

Dollars in millions at December 31           1993     1992
===========================================================
Minimum lease payments receivable          $4,226   $3,780
Estimated unguaranteed residual values        543      484
Unearned income                              (797)    (736)
Allowance for credit losses                  (110)     (91)
___________________________________________________________
Net investment                             $3,862   $3,437
===========================================================

  This table shows the scheduled maturities of the $4,226 million minimum lease payments receivable on these leases at December 31, 1993:

      1994     1995     1996     1997     1998  Later Years
===========================================================
    $1,434   $1,080     $797     $489     $234     $192
===========================================================










                               -38-(Cont'd)

  We lease airplanes, energy-producing facilities and transportation equipment under leveraged leases having original terms ranging from 10 to 30 years, expiring in various years from 1994 through 2020. This table shows our net investment in leveraged leases:

Dollars in millions at December 31           1993     1992
===========================================================
Rentals receivable (net of principal
 and interest on non-recourse notes)       $1,010   $1,021
Estimated residual value
 of leased property                           782      784
Unearned and deferred income                 (537)    (626)
Allowance for credit losses                   (22)     (19)
___________________________________________________________
Investment in leveraged leases              1,233    1,160
Deferred taxes                               (994)    (719)
___________________________________________________________
Net investment                             $  239   $  441
===========================================================

  We lease equipment to others through operating leases, the majority of which are cancelable. This table shows our net investment in operating leases:

Dollars in millions at December 31           1993     1992
===========================================================
Machinery, electronic and other equipment  $2,694   $2,839
Less: Accumulated depreciation              1,230    1,364
___________________________________________________________
Net investment                             $1,464   $1,475
===========================================================

This table shows the $557 million of future minimum rentals receivable under noncancelable operating leases at December 31, 1993:

      1994     1995     1996     1997     1998  Later Years
===========================================================
      $251     $157      $83      $32      $11      $23
===========================================================

AS LESSEE

We lease land, buildings and equipment through contracts that expire in various years through 2025. Our rental expense under operating leases, in millions, was $1,041 in 1993, $1,121 in 1992 and $1,461 in
1991. The table below shows our future minimum lease payments due under noncancelable leases at December 31, 1993. Such payments total $3,004 million for operating leases. The net present value of such payments on capital leases was $163 million after deducting estimated executory costs of $1 million and imputed interest of $23 million.

                1994     1995     1996     1997     1998  Later Years
=====================================================================
Operating
 leases         $650     $488     $328     $281     $225    $1,032
Capital
 leases           91       44       22       17        8         5
_____________________________________________________________________
Minimum lease
  payments      $741     $532     $350     $298     $233    $1,037
=====================================================================






11.  SHAREOWNERS' EQUITY ..................................................
                                                Foreign
                                    Additional  Currency
                            Common   Paid-in   Translation  Retained
Dollars in millions         Shares   Capital   Adjustments  Earnings
=====================================================================
At December 31, 1990        $1,275   $ 9,497      $  50     $ 5,580
1991
Net income                       -         -          -         522
Dividends declared               -         -          -      (1,612)
Shares issued:
  Under employee plans           6       120          -          34
  Under shareowner plans        11       381          -           -
  In private placement          18       629          -           -
Shares repurchased              (1)       (3)         -         (20)
Translation adjustments          -         -        108           -
Other changes                    -         -          -          95
_____________________________________________________________________
At December 31, 1991         1,309    10,624        158       4,599
1992
Net income                       -         -          -       3,807
Dividends declared               -         -          -      (1,759)
Shares issued:
  Under employee plans          10       298          -           -
  Under shareowner plans        10       402          -           -
  For merger with Teradata      11       103          -           -
Teradata balance recorded        -         -          -        (178)
Shares repurchased               -        (2)         -           -
Translation adjustments          -         -        (93)          -
Other changes                    -         -          -          29
_____________________________________________________________________
At December 31, 1992         1,340    11,425         65       6,498
1993
Net income                       -         -          -      (3,794)
Dividends declared               -         -          -      (1,780)
Shares issued:
  Under employee plans           4       157          -           -
  Under shareowner plans         8       450          -           -
Shares repurchased               -        (4)         -           -
Translation adjustments          -         -        (97)          -
Other changes                    -         -          -         (67)
_____________________________________________________________________
At December 31, 1993        $1,352   $12,028      $ (32)    $   857
=====================================================================

In 1992 we recorded the retained earnings of Teradata Corporation (Teradata) as of January 1, after making adjustments associated with the merger. In September 1991 NCR Corporation (NCR) issued 6.3 million shares of NCR common stock in connection with the merger with AT&T. The shares were converted into approximately 17.9 million shares of our common stock upon consummation of the merger.
     In March 1990 we issued 13.4 million new shares of common stock in connection with the establishment of an ESOP feature for the non-management savings plan. The shares are being allocated to plan participants over ten years commencing in July 1990 as contributions are made to the plan.
     We have 100 million authorized shares of preferred stock at $1 par value. No preferred stock is currently issued or outstanding.









                                  -39-(Cont'd)

12.  LONG-TERM DEBT OBLIGATIONS ...........................................

This table shows the outstanding long-term debt obligations in millions at December 31:

Interest Rates          Maturities                   1993      1992
===================================================================
DEBENTURES
4 3/8% to 4 3/4%        1996-1999                  $  750    $  750
5 1/8% to 7 1/8%        2000-2001                     500     1,673
8 1/8% to 9%            2022-2031                   1,676     2,576

NOTES
4 1/4% to 7 3/4%        1994-2004                   3,605     2,515
7 4/5% to 8 19/20%      1994-2006                     445       740
9% to 12 7/8%           1994-2020                     616     1,036
Variable rate           1994-1999                     923       191
___________________________________________________________________
                                                    8,515     9,481
Long-term lease obligations                           163       302
Other                                                  89       148
Less: Unamortized discount-net                         43        61
___________________________________________________________________
                                                    8,724     9,870
Less: Amounts maturing within one year              1,912     1,266
___________________________________________________________________
Total long-term obligations                        $6,812    $8,604
===================================================================

  This table shows the maturities, at December 31, 1993, of the $8,515 million in debentures and notes:

              1994     1995     1996     1997     1998  Later Years
===================================================================
            $1,860   $1,245     $902     $198     $665    $3,645
===================================================================

     A consortium of lenders provides revolving credit facilities of $6 billion to AT&T and $2 billion to AT&T Capital Corp. (AT&T Capital). These facilities are intended for general corporate purposes, which include support for AT&T's and AT&T Capital's commercial paper. They were unused at December 31, 1993.

13.  EMPLOYEE BENEFIT PLANS ...............................................

PENSION PLANS

We sponsor non-contributory defined benefit plans covering the majority of our employees. Benefits for management employees are principally based on career-average pay. Benefits for occupational employees are not directly pay-related.
     Pension contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants. We compute pension cost using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1993, 9.0% in 1992 and 8.6% in 1991. Pension cost includes the following components:








Dollars in millions                          1993     1992     1991
====================================================================
Service cost-benefits earned during
  the period                              $   536  $   452  $   303
Interest cost on projected benefit
  obligation                                2,294    2,225    2,136
Amortization of unrecognized prior
  service costs                               251      346      310
Credit for expected return on plan
  assets*                                  (3,108)  (2,973)  (2,728)
Amortization of transition asset             (502)    (502)    (502)
Charges for special pension options            74       11      108
____________________________________________________________________
Net pension cost (credit)                 $  (455) $  (441) $  (373)
====================================================================
*The actual return on plan assets was $5,068 in 1993, $2,153 in 1992 and $6,980 in 1991.

  This table shows the funded status of the defined benefit plans:

Dollars in millions at December 31                    1993     1992
====================================================================
Actuarial present value of accumulated
  benefit obligation, including vested benefits
  of $28,119 and $24,818, respectively             $30,943  $27,316
====================================================================
Plan assets at fair value                          $41,481  $38,767
Less: Actuarial present value of projected
  benefit obligation                                32,680   28,719
____________________________________________________________________
Excess of assets over projected benefit obligation   8,801   10,048
Unrecognized prior service costs                     2,052    2,200
Unrecognized transition asset                       (3,960)  (4,463)
Unrecognized net gain                               (3,513)  (4,613)
Net minimum liability of non-qualified plans           (72)     (45)
____________________________________________________________________
Prepaid pension costs                              $ 3,308  $ 3,127
====================================================================

  We used these rates and assumptions to calculate the projected benefit obligation:

At December 31                                        1993     1992
====================================================================
Weighted-average discount rate                        7.5%     8.3%
Rate of increase in future
  compensation levels                                 5.0%     5.0%
____________________________________________________________________

     The prepaid pension costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the consolidated balance sheets.
     We are amortizing over approximately 15.9 years the unrecognized transition asset related to our 1986 adoption of SFAS No. 87, "Employers' Accounting for Pensions." We amortize prior service costs primarily on a straight-line basis over the average remaining service period of active employees. Our plan assets consist primarily of listed stocks (including $378 million and $451 million of AT&T common stock at December 31, 1993 and 1992, respectively), corporate and governmental debt, real estate investments, and cash and cash equivalents.






                                  -40-(Cont'd)

SAVINGS PLANS

We sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions in millions amounted to $347 in 1993, $331 in 1992 and $279 in 1991.

14.  POSTRETIREMENT BENEFITS ..............................................

Our benefit plans for retirees include health care benefits, life insurance coverage and telephone concessions. This table shows the components of the net postretirement benefit cost:

Dollars in millions                                    1993
===========================================================
Service cost-benefits earned during the period         $ 95
Interest cost on accumulated postretirement
  benefit obligation                                    868
Credit for expected return on plan assets*             (180)
Amortization of unrecognized prior service costs         29
Charge for special options                               29
___________________________________________________________
Net postretirement benefit cost                        $841
===========================================================
* The actual return on plan assets was $243.

     We did not restate our 1991 and 1992 financial statements to reflect the change in accounting for retiree benefits. This table shows our actual postretirement benefit costs on a pay-as-you-go basis in those years:

Dollars in millions at December 31,                   1992       1991
=====================================================================
Cost of health care benefits for retirees             $532       $532
Cost of life insurance benefits for retirees             3         26
Cost of telephone concessions and other benefits        39         35
Payments to regional Bell companies
  for predivestiture retirees                          145        125
_____________________________________________________________________
Postretirement benefit cost                           $719       $718
=====================================================================

     We had approximately 142,200 retirees in 1993, 141,200 in 1992 and 138,500 in 1991.
     Our plan assets consist primarily of listed stocks, corporate and governmental debt, cash and cash equivalents and life insurance contracts. This table shows the funded status of our postretirement benefit plans reconciled with the amounts recognized in the consolidated balance sheet:

Dollars in millions at December 31                     1993
===========================================================
Accumulated postretirement benefit obligation
  Retirees                                          $ 8,928
  Fully eligible active plan participants               893
  Other active plan participants                      2,092
___________________________________________________________
Accumulated postretirement benefit obligation        11,913
Plan assets at fair value                             2,900
___________________________________________________________
Unfunded postretirement obligation                    9,013
Unrecognized prior service costs                        283
Unrecognized net loss                                   569
___________________________________________________________
Accrued postretirement benefit obligation           $ 8,161
===========================================================

     We made these assumptions in valuing our postretirement benefit obligation at December 31, 1993:

===========================================================
Weighted-average discount rate                         7.5%
Expected long-term rate of return
  on plan assets                                       9.0%
Assumed rate of increase in the per
  capita cost of covered health care benefits          9.4%
===========================================================

     We assumed that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1994 to 5.6% by the year 2021 and then remain level. This assumption greatly affects the amounts reported. To illustrate, increasing the assumed trend rate by 1% in each year would raise our accumulated postretirement benefit obligation at December 31, 1993 by $758 million and our 1993 postretirement benefit costs by $64 million.

15.  STOCK OPTIONS ........................................................

In our Long Term Incentive Program, we grant stock options, stock appreciation rights (SARs), either in tandem with stock options or free-standing, and other awards. On January 1 of each year, 0.6% of the outstanding shares of our common stock become available for grant. The exercise price of any stock option is equal to or greater than the stock price when the option is granted. When granted in tandem, exercise of an option or SAR cancels the other to the extent of such exercise. Option transactions are shown below:

Number of Shares                       1993        1992        1991
===================================================================
Balance at January 1             25,588,351  24,877,209  19,657,362
Options assumed in merger
  with Teradata                           -   1,848,642           -
Options granted                   4,729,651   4,948,371   8,312,922
Options and SARs exercised       (3,994,569) (5,752,053) (2,874,129)
Average price                        $27.62      $20.44      $19.53
Options forfeited                  (162,996)   (333,818)   (218,946)
At December 31:
Options outstanding              26,160,437  25,588,351  24,877,209
Average price                        $36.78      $32.58      $29.77
Options exercisable              17,942,984  17,832,355  17,713,781
Shares available for grant       19,626,553  16,592,924  13,852,914
===================================================================

     During 1993 167,747 SARs were exercised and no SARs were granted. At December 31, 1993, 925,210 SARs remained unexercised and all of these were exercisable.
     Before our mergers with NCR and Teradata, stock options were granted under the separate stock option plans of those companies. No new options can be granted under those plans.







                                  -41-(Cont'd)

16.  SEGMENT INFORMATION ..................................................

INDUSTRY SEGMENTS

Our operations in the global information movement and management industry involve providing long distance telecommunications services, business information processing systems, and other systems, products and services that combine communications and computers. Our operations in the financial services and leasing industry involve direct financing and finance leasing programs for our products and the products of other companies, leasing products to customers under operating leases and being in the general-purpose credit card business. Miscellaneous other activities, including the distribution of computer equipment through retail outlets, in the aggregate, represent less than 10% of revenues, operating income and identifiable assets and are included in the information movement and management segment. Revenues between industry segments are not material.

Dollars in millions                           1993     1992     1991
====================================================================
REVENUES
Information movement and management        $64,652  $63,010  $61,705
Financial services and leasing               2,504    1,894    1,384
____________________________________________________________________
                                           $67,156  $64,904  $63,089
====================================================================
OPERATING INCOME
Information movement and management        $ 6,509  $ 6,840  $ 2,008
Financial services and leasing                 339      193      (34)
Corporate and non-operating                   (644)  (1,075)  (1,091)
____________________________________________________________________
Income before income taxes                 $ 6,204  $ 5,958  $   883
====================================================================
ASSETS
Information movement and management        $43,515  $41,987  $41,307
Financial services and leasing              17,033   14,003    9,809
Corporate assets                               934    1,607    2,533
Eliminations                                  (716)    (409)    (294)
____________________________________________________________________
                                           $60,766  $57,188  $53,355
====================================================================
DEPRECIATION AND AMORTIZATION
Information movement and management        $ 3,682  $ 3,541  $ 3,852
Financial services and leasing                 431      352      160
====================================================================
CAPITAL EXPENDITURES
Information movement and management        $ 3,232  $ 3,286  $ 3,372
Financial services and leasing                 457      633      472
____________________________________________________________________
TOTAL LIABILITIES
Financial services and leasing             $15,329  $12,250  $ 8,720
====================================================================













                                  -41-(Cont'd)

GEOGRAPHIC SEGMENTS

Transfers between geographic areas are on terms and conditions comparable with sales to external customers. The methods followed in developing the geographic area data require the use of estimation techniques and do not take into account the extent to which product development, manufacturing and marketing depend upon each other. Thus the information may not be indicative of results if the geographic areas were independent organizations.

Dollars in millions                         1993      1992      1991
=====================================================================
REVENUES-EXTERNAL CUSTOMERS
United States                            $61,580   $59,234   $57,647
Other geographic areas                     5,576     5,670     5,442
_____________________________________________________________________
                                         $67,156   $64,904   $63,089
=====================================================================

TRANSFERS BETWEEN GEOGRAPHIC AREAS
(ELIMINATED IN CONSOLIDATION)
United States                            $ 1,374   $ 1,077   $   870
Other geographic areas                     1,125       911       884
_____________________________________________________________________
                                         $ 2,499   $ 1,988   $ 1,754
=====================================================================
OPERATING INCOME
United States                            $ 7,095   $ 7,081   $ 1,578
Other geographic areas                      (247)      (48)      396
Corporate and non-operating                 (644)   (1,075)   (1,091)
_____________________________________________________________________
Income before income taxes               $ 6,204   $ 5,958   $   883
=====================================================================
ASSETS
United States                            $54,738   $51,735   $46,863
Other geographic areas                     6,901     5,373     4,931
Corporate assets                             934     1,607     2,533
Eliminations                              (1,807)   (1,527)     (972)
_____________________________________________________________________
                                         $60,766   $57,188   $53,355
=====================================================================

     Data on other geographic areas pertain to operations that are located outside of the U.S. Our revenues from all international activities, including those in the table, international telecommunications services and exports, provided 25.2% of consolidated revenues in 1993.
     Business restructuring and other charges were taken primarily in the information movement and management segment and the U.S. geographic area. Corporate assets are principally cash and temporary cash investments.

17.  FINANCIAL INSTRUMENTS ................................................

We use various financial instruments in the normal course of our business. By their nature all such instruments involve risk, and our maximum potential loss may exceed the amount recognized in our balance sheet. As is customary for these types of instruments, we usually do not require collateral or other security from other parties to these instruments. However, because we control our exposure to credit risk through credit approvals, credit limits and monitoring procedures, we believe that our reserves for losses are adequate.





COMMITMENTS TO EXTEND CREDIT

We participate in the general-purpose credit card business through AT&T Universal Card Services Corp., a wholly owned subsidiary. We purchase essentially all cardholder receivables under an agreement with the Universal Bank, a subsidiary of Synovus Financial Corporation, which issues the cards.

LETTERS OF CREDIT

Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions.

GUARANTEES OF DEBT

From time to time, we guarantee the financing for product purchases by customers outside the U.S., and the debt of certain unconsolidated joint ventures.

INTEREST RATE SWAP AGREEMENTS

We enter into interest rate swap agreements to manage our exposure to changes in interest rates. The agreements generally involve the exchange of fixed or floating interest payments without the exchange of the underlying principal amounts.

FOREIGN EXCHANGE CONTRACTS

We enter into foreign currency exchange contracts, including forward, option and swap contracts, to manage our exposure to changes in currency exchange rates.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instrument                  Valuation method
=====================================================================
Universal Card finance receivables    Carrying amounts.  These accrue
                                        interest at a prime-based rate.
All other finance receivables         Future cash flows discounted at
                                        market rates.
Debt excluding capital leases         Market quotes or based on rates
                                        available to us for debt with
                                        similar terms and maturities.
Commitments to extend credit          Receivables we would need to
                                        purchase if all Universal Card
                                        accounts were used up to their
                                        full credit limits.
Letters of credit                     Fees paid to obtain the
                                        obligations.
Guarantees of debt                    Costs to terminate agreements.
Interest rate swap agreements         Costs to terminate agreements.
Foreign exchange contracts            Market quotes.
=====================================================================











                               -42-(Cont'd)

The table below shows the carrying or contract/notional amounts and estimated fair values of material financial instruments used in the normal course of our business.

Dollars in millions                    1993              1992
=====================================================================
                                 CARRYING   FAIR   Carrying    Fair
                                  AMOUNT    VALUE   Amount     Value
=====================================================================
ON BALANCE SHEET
Finance receivables
  other than leases               $10,320  $10,337  $ 7,798   $ 7,803
Debt excluding capital leases      17,553   17,883   15,902    16,126

=====================================================================
                                  CONTRACT/         Contract/
                                  NOTIONAL          Notional
                                   AMOUNT            Amount
=====================================================================
OFF BALANCE SHEET*
Commitments to extend credit      $64,864           $39,934
Letters of credit                     680               455
Guarantees of debt                    455               271
Interest rate swap agreements       3,685             1,713
Foreign exchange:
  Forward contracts                   783               972
  Swap contracts                      361               369
  Option contracts                      -                35
=====================================================================
*The fair values of off-balance-sheet instruments are negligible.

18.  CONTINGENCIES ........................................................

In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1993. While these matters could affect the operating results of any one quarter when resolved in future periods, we believe that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements.

19.  AT&T CREDIT HOLDINGS, INC. ...........................................

In connection with the March 31, 1993 legal restructuring of AT&T Capital Holdings, Inc. (formerly AT&T Capital Corporation), we issued a direct, full and unconditional guarantee of all the outstanding public debt of AT&T Credit Holdings, Inc. (formerly AT&T Credit Corporation).
     AT&T Credit Holdings, Inc. holds the majority of AT&T's investment in AT&T Capital Corporation and the lease finance assets of the former AT&T Credit Corporation. The table below shows summarized consolidated financial information for AT&T Credit Holdings, Inc., which consolidates the accounts of AT&T Capital Corporation. Financial information for prior periods was restated for the legal restructuring. The summarized financial information includes transactions with AT&T that are eliminated in consolidation.





Dollars in millions                              1993      1992
===============================================================
Total revenue                                  $1,432    $1,351
Interest expense                                  284       293
Operating and administrative expense              384       375
Income before cumulative effect of
  change in accounting                             70       100
Cumulative effect of change in
  accounting (SFAS No. 109)                        22         -
Net income                                         48       100
===============================================================
Finance receivables                            $6,220    $5,565
Net investment in operating lease assets          978     1,099
Total assets                                    7,886     7,252
Total debt                                      4,639     4,633
Total liabilities                               6,867     6,422
Minority interest                                 251       110
Total shareowner's equity                         768       720
===============================================================

20.  QUARTERLY INFORMATION (UNAUDITED) ....................................

Quarters-Dollars in millions  FIRST    SECOND     THIRD    FOURTH
==================================================================
1993
Total revenues               $15,719   $16,316   $16,662   $18,459
Gross margin                   6,202     6,547     6,581     7,257
Income before cumulative
 effects of accounting
 changes                         936     1,005     1,051       982
Net income (loss)             (6,832)    1,005     1,051       982
Per common share:
 Income before cumulative
  effects of accounting
  changes                        .69       .74       .78       .72
 Net income (loss)             (5.07)      .74       .78       .72
 Dividends declared              .33       .33       .33       .33
Stock price*:
 High                         59 1/8    63 7/8    65        61 3/8
 Low                          50 1/8    53 3/4    57 3/8    52
 Quarter-end close            56 3/4    63        58 7/8    52 1/2
==================================================================
1992
Total revenues               $15,375   $15,845   $16,180   $17,504
Gross margin                   5,912     6,185     6,269     6,828
Net income                       883       961       963     1,000

Per common share:
 Net Income                      .67       .72       .72       .75
 Dividends declared              .33       .33       .33       .33
Stock price*:
 High                         41 3/8    44 5/8    45 3/8    53 1/8
 Low                          36 5/8    40 1/8    42        40 5/8
 Quarter-end close            40 3/4    43        43 5/8    51
===================================================================
* Stock prices obtained from the Composite Tape.

The number of weighted average shares outstanding increases as we issue new common shares for employee plans, shareowner plans and other purposes. For this reason, the sum of quarterly earnings per common share may not be the same as earnings per common share for the year, and the per share effects of unusual items in a quarter may differ from the per share effects of those same items for the year.




                                  -43-(Cont'd)

     In the second quarter of 1993, we recorded $278 million in provisions for business restructuring activities. The effect of these provisions was offset by the $217 million gain from selling UNIX System Laboratories, Inc. and other miscellaneous credits. In the fourth quarter of 1993, we recorded a $190 million provision for business restructuring at AT&T Global Information Solutions, which reduced net income by $119 million ($0.09 per share).
     As a result of adopting SFAS No. 112, data for the first three quarters of 1993 were restated. The following table shows the net effects of this accounting change, which represent the differences between the amounts shown and the amounts originally reported:

Quarters-Dollars in millions          First       Second       Third
=====================================================================
Gross margin                         $  (39)      $  (39)     $  (42)
Income before cumulative effects
  of accounting changes                 (60)         (39)        (22)
Cumulative effect of
  accounting change                  (1,128)           -           -
Net income (loss)                    (1,188)         (39)        (22)
Per common share:
  Income before cumulative effects
  of accounting changes                (.05)        (.03)       (.02)
  Cumulative effect of
    accounting change                  (.83)           -           -
  Net income (loss)                    (.88)        (.03)       (.02)
=====================================================================










































BOARD OF DIRECTORS

ROBERT E. ALLEN, 58
 Chairman of the Board and Chief Executive Officer of AT&T since
 1988.  Director since 1984. 6,8

M. KATHRYN EICKHOFF, 54
 President of Eickhoff Economics, Inc., a business consulting firm. Elected to Board in 1987. 3,5

WALTER Y. ELISHA, 61
 Chairman and Chief Executive Officer of Springs Industries,
 Inc., a textile manufacturing firm.  Director since 1987. 2,4,7

Phillip M. Hawley, 68
 Retired Chairman and Chief Executive Officer of Carter Hawley
 Hale Stores, Inc., retail department stores.  Director since
 1982. 2,3,4

CARLA A. HILLS, 59
 Chairman and Chief Executive Officer of Hills & Company consulting firm and former U.S. Trade Representative. Elected to Board in 1993. 1,5

BELTON K. JOHNSON, 64
 Chairman of Belton K. Johnson Interests.  Director since 1974.
 3,5,6,8

DREW LEWIS, 62
 Chairman and Chief Executive Officer of Union Pacific Corp., a transportation, natural resources and environmental services company. Elected to Board in 1989. 1,2,5

DONALD F. McHENRY, 57
 President of IRC Group, international relations consultants;
 educator and former U.S. Ambassador to the United Nations.
 Director since 1986. 3,7

VICTOR A. PELSON, 56
 Chairman of AT&T Global Operations Team and Executive Vice
 President of AT&T.  Elected to Board in 1993.

DONALD S. PERKINS, 66
 Retired Chairman and Chief Executive Officer of Jewel Companies,
 Inc., a diversified retailer.  Director since 1979. 1,2,6,7,8

HENRY B. SCHACHT, 59
 Chairman and Chief Executive Officer of Cummins Engine Company,
 Inc., manufacturer of diesel engines.  Elected to Board in 1981.
 1,5

MICHAEL I. SOVERN, 62
 President Emeritus and Chancellor Kent Professor of Law at
 Columbia University.  Director since 1984. 1,4





                                -44-(Cont'd

FRANKLIN A. THOMAS, 59
 President of The Ford Foundation.  Elected to Board in 1988.
 1,2,5

JOSEPH D. WILLIAMS, 67
 Retired Chairman and Chief Executive Officer of Warner-Lambert
 Co., a pharmaceutical, health care and consumer products company. Director since 1984. 4,6,7

THOMAS H. WYMAN, 64
 Chairman of S.G. Warburg & Co. Inc., investment bankers.
 Director since 1981. 2,4,7

1. Audit Committee 2. Committee on Directors 3. Committee on
Employee Benefits 4. Compensation Committee 5. Corporate Public
Policy Committee 6. Executive Committee 7. Finance Committee 8.
Proxy Committee

OUR THANKS and best wishes go to three people who left our Board in 1993. Gil Williamson retired as CEO of NCR. Lou Gerstner became chairman and CEO of IBM. Randy Tobias was elected chairman and CEO of Eli Lilly and Co. We welcome new Board members Ambassador Carla Hills and AT&T's Vic Pelson. We expect that Craig O. McCaw, chairman and chief executive officer of McCaw Cellular, will join our Board when the merger of our companies is completed in 1994.

MANAGEMENT EXECUTIVE COMMITTEE

ROBERT E. ALLEN, 58
 Chairman of the Board and Chief Executive Officer since 1988. In 36-year AT&T career, has been chairman of Chesapeake and Potomac Telephone Companies, AT&T chief financial officer, chairman and CEO of AT&T Information Systems, and president and chief operating officer of AT&T.

RICHARD S. BODMAN, 55
 Senior Vice President of Corporate Strategy and Development since 1990. Previously president of Washington National
 Investment Corporation and CEO of Comsat General Corporation.
 Also held positions at E.I. du Pont de Nemours & Company, in the federal government and at Touche Ross & Company.

HAROLD W. BURLINGAME, 53
 Senior Vice President of Human Resources since 1987. During 32-year AT&T career, has been vice president of public relations for AT&T Information Systems and senior vice president of public relations for the corporation.

ROBERT M. KAVNER*, 50
 Executive Vice President and Chief Executive Officer of Multimedia Products and Services since 1993. Headed AT&T's Communications
 Products and Data Systems Groups. Joined AT&T as chief financial officer in 1984 after 18 years with Coopers & Lybrand.





                                 -44-(Cont'd

MARILYN LAURIE, 54
 Senior Vice President of Public Relations and Employee Information since 1987. Chairman of the AT&T Foundation. Headed public relations at AT&T Bell Laboratories and AT&T Communications. A notionally recognized environmentalist, she joined AT&T in 1971.

ALEX J. MANDL*, 50
 Executive Vice President and Chief Executive Officer of
 Communications Services since 1993. Joined AT&T in 1991 as chief financial officer. Formerly chairman and CEO of Sea-Land Service, Inc. Held senior positions at CSX Corporation and Boise Cascade
 Corporation.

WILLIAM B. MARX, JR.*, 54
 Executive Vice President and Chief Executive Officer of Network Systems since 1989. Responsible for AT&T's world-wide purchasing and global manufacturing planning. Joined AT&T in 1961. Held engineering, sales and marketing positions at the former Western Electric Company. Headed AT&T Computer Systems from 1986 to 1987.

JOHN S. MAYO, 63
 President of AT&T Bell Laboratories since 1991. Joined AT&T in 1955. Headed product development at AT&T Network Systems and was senior vice president for network systems and network services at Bell Labs. Recipient of the National Medal of Technology for role in providing the technological foundation for Information Age communications.

RICHARD W. MILLER*, 53
 Executive Vice President and Chief Financial Officer since 1993.
 Formerly chairman and CEO of Wang Laboratories, Inc., senior vice president and general manager for consumer electronics at General Electric Company and chief financial officer for RCA.

VICTOR A. PELSON*, 56
 Executive Vice President and Chairman of the Global Operations Team since 1993. Responsible for the effectiveness of AT&T's operations worldwide. Joined AT&T in 1959 as an engineer. Named head of Communications Services Group in 1989. Has held executive positions in virtually every part of the company.

JERRE L. STEAD*, 50
 Executive Vice President and Chief Executive Officer of AT&T Global Information Solutions since 1993. Joined AT&T in 1991 as president of Global Business Communications Systems. Formerly chairman and CEO of Square D Company, and held various management positions at Honeywell, Inc.

SAM R. WILLCOXON, 62
 Group Executive of AT&T and President of Telephone Pioneers of
 America since 1993. Joined AT&T as an engineer in 1952. Served as executive vice president of AT&T Communications and Pacific
 Telephone and Telegraph Co.

JOHN D. ZEGLIS, 46
 Senior Vice President-General Counsel and Government Affairs since 1986 and 1989, respectively. Joined AT&T in 1984. Formerly a partner at the law firm of Sidley & Austin.

*Also a member of the Global Operations Team.

The Management Executive Committee leads the development and implementation of AT&T's mission, values and strategic intent, while the Global Operations Team is responsible for the
effectiveness of AT&T's operations worldwide.
___________________________________________________________________

ROGER F. DAVIS, 50
 Vice President and Controller

S. LAWRENCE PRENDERGAST, 52
 Vice President and Treasurer

ROBERT E. SCANNELL, 54
 Vice President-Law and Secretary

GENERAL INFORMATION

GENERAL QUESTIONS
 General questions or comments about AT&T may be addressed to the office of Vice President-Law and Secretary at:

 AT&T Corporate Headquarters
 32 Avenue of the Americas
 Room 2420E
 New York, NY  10013-2412

FORM 10-K
 Form 10-K (AT&T's annual report to the Securities and Exchange
 Commission) is available without charge from AT&T Shareowner
 Relations at the corporate headquarters address above.

OTHER REPORTS
 AT&T Capital Corporation's annual report and Form 10-K are available without charge by calling 1 800 235-4288, or writing:

 AT&T Capital Corporation
 Corporate Communications
 44 Whippany Road
 Morristown, NJ  07962-1983

 Report on Corporate Citizenship
 AT&T Foundation
 Department AR
 P.O. Box 45284
 Jacksonville, FL  32232-5284







                                 -45-(Cont'd

AT&T Environment and Safety Report
 Department AR
 131 Morristown Road
 Room 1336
 Basking Ridge, NJ  07920

HELPFUL INFORMATION FOR INVESTORS

SHAREOWNER SERVICES
 First Chicago Trust, our shareowner services and transfer agent, will be happy to answer questions about your account and help you with transactions. You may call them toll-free at: 1800 348-8288.

 Persons using a telecommunications device for the deaf (TDD) or a teletypewriter (TTY) may call: 1 800 822-2794.

 From outside the United States, call us collect at: 201 324-0293.

 Our mailing address is:
 AT&T
 c/o First Chicago Trust Co. of NY
 P.O. Box 2575
 Jersey City, NJ 07303-2575

 The First Chicago Trust address to which banks and brokers may deliver certificates for transfer is 14 Wall Street in New York
 City.

DIVIDEND REINVESTMENT
 The Dividend Reinvestment and Stock Purchase Plan provides owners of common stock a convenient way to purchase additional shares.
 If interested, please call or write First Chicago Trust for a prospectus and enrollment form.

STREET NAME ACCOUNTS
 Shareowners whose stock is held by banks or brokerage firms and who wish to receive AT&T quarterly reports directly from the company should contact First Chicago Trust to be placed on the mailing list.

INVESTOR RELATIONS
 Security analysts and other members of the professional financial community are invited to contact AT&T Corporate Investor Relations with questions. Call 1 800 972-0784.

STOCK DATA
 AT&T is listed on the New York Stock Exchange (ticker symbol "T"). AT&T also is listed on the Boston, Midwest, Pacific and Philadelphia stock exchanges in the U.S., and on stock exchanges in Brussels, London, Paris, Geneva and Tokyo.

 Shareowners of record (as of December 31, 1993): 2,344,160

1994 ANNUAL MEETING
 The 109th Annual Shareowners Meeting will be held 9:30 a.m.,
 Wednesday, April 20, 1994, at the Georgia World Congress Center in
 Atlanta.

                                 APPENDIX

On page 26 of the Company's Annual Report to security holders a pie chart appears containing the following information:

1993 SOURCES OF REVENUES

In Percentages of Total Revenues

8.3%      INTERNATIONAL REVENUES -
          From operations located in other countries

16.9%     INTERNATIONAL REVENUES -
          From U.S. operations (international telecommunications services, and exports)

74.8%     U.S. REVENUES

Because we have gained a foothold in many markets that are growing faster than those in the U.S., we expect international revenues to contribute strongly to our revenue growth.

     On page 29 of the Company's Annual Report to security holders a pie chart appears containing the following information:

1993 INVESTING ACTIVITIES

In Percentages of $8.3 Billion
Net Cash Flows

44.4%     NET CAPITAL EXPENDITURES

          Worldwide Intelligent Network
          Research and Development facilities
          Manufacturing facilities
          Other

41.8%     NET INCREASE IN FINANCE RECEIVABLES

          AT&T Universal Card
          AT&T Capital Corp. finance programs

13.8%     EQUITY INVESTMENTS AND OTHER

          McCaw Communications, Inc.
          Unitel Communications, Inc.
          Others (e.g.,WorldPartners,
          The ImagiNation Network, Inc.,
          General Magic Corp.)

Investments in our network, financial operations and alliances pave the way for further growth in revenues and earnings.