Form 10-K, Exhibit 13
period 1995-12-31
AT&T CORP
filed 1996-02-28
CIK 5907

       1                                          Exhibit 13

  Our strategic restructuring will launch three new customer-focused companies.

A Discussion and Analysis of Our Results of Operations and Financial Condition

Record revenues in 1995 reflected growth in long distance and wireless communications services, increased sales of network telecommunications and business telephone systems and growth in financial services and leasing. Customer demand in the global information industry continues to rise, spurred by worldwide economic growth, technological advances and the declining relative cost of information technology.
     Notwithstanding this revenue growth, after evaluating market conditions, including economic, financial, governmental and technological factors, we concluded that changes would be in the best interests of our stakeholders. On September 20, 1995 we announced our plan to separate AT&T Corp. (AT&T) into three independent, publicly held, global companies: communications services (which will retain the AT&T name), communications systems and technologies (which has been named Lucent Technologies Inc.) and transaction-intensive computing (formerly AT&T Global Information Solutions, now NCR Corporation).
Our goal is to reduce the complexity of our operations making our businesses more competitive and responsive to customers by eliminating some strategic and internal conflicts. Separating into three independent companies will enhance our ability to focus on strategic businesses that add value to customers, to take advantage of new opportunities and to improve cost structures and operating efficiencies. We are planning an initial public offering of approximately 15% of Lucent Technologies Inc. (Lucent) common stock in the first half of 1996. We expect to distribute to our shareowners, subject to certain conditions, all of our remaining interest in Lucent and all of our interest in NCR Corporation
(NCR) by the end of 1996. Also announced as part of the restructuring was our intent to pursue the sale of our remaining 86% interest in AT&T Capital Corporation (AT&T Capital). Our goal is to complete all of these actions by the end of 1996. However, our plan is subject to several conditions, including receipt of a favorable tax ruling, other required approvals, and the absence of events or developments that would cause the plan to have a material adverse impact on AT&T or its shareowners. We expect transactions associated with this plan to be tax-free to shareowners. Pages 17-19 of this report show summary financial information for the three separate companies.
     In the fourth quarter of 1995, we recorded restructuring and other charges of approximately $6.2 billion before taxes primarily related to our plans to separate into three companies as described above. The charges reduced net income by approximately $4.2 billion, or $2.61 per share. As a result, net income for the year was $139 million, or $.09 per share. Excluding these charges, net income increased 16.6% in 1995 compared with 1994 to $5,492 million ($3.45 per share).
  The charges cover plans to sell several businesses, including the AT&T Microelectronics Interconnect business and AT&T Paradyne. We also plan to close our 338 AT&T owned retail stores (the Phone Center Stores) by May 1996, to realign our consumer products distribution


 ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
 (UNAUDITED)
 AT&T Corp. and Subsidiaries
 Dollars in millions (except per share amounts)

                              1995*    1994     1993*    1992     1991*    1990     1989     1988*    1987     1986*    1985
------------------------------------------------------------------------------------------------------------------------------
 RESULTS OF OPERATIONS

 Total revenues             $79,609 $75,094  $69,351  $66,647  $64,455  $63,228  $61,604  $62,067  $60,726  $61,975  $63,159
 Research and
  development expenses        3,718   3,110    3,111    2,924    3,114    2,935    3,098    2,988    2,810    2,599    2,527
 Operating income (loss)      1,215   7,949    6,498    6,529    1,428    5,358    4,751   (2,500)   4,071      974    3,561
 Income (loss) before extraordinary
  item and cumulative effects
  of accounting changes         139   4,710    3,702    3,442      171    3,475    2,820   (1,527)   2,374      609    1,856
 Net income (loss)              139   4,710   (5,906)   3,442      171    3,666    2,820   (1,527)   2,374      434    1,856
 Earnings (loss) per
  common share before extraordinary
  item and cumulative effects
  of accounting changes        0.09    3.01     2.39     2.27     0.12     2.38     1.95    (1.06)    1.61     0.36     1.21
 Earnings (loss) per
  common share                 0.09    3.01    (3.82)    2.27     0.12     2.51     1.95    (1.06)    1.61     0.24     1.21
 Dividends declared per
  common share                 1.32    1.32     1.32     1.32     1.32     1.32     1.20     1.20     1.20     1.20     1.20
------------------------------------------------------------------------------------------------------------------------------
 ASSETS AND CAPITAL

 Property, plant and
  equipment - net          $22,264  $21,279  $20,434  $20,209  $19,286  $18,906  $17,362  $16,793  $22,124  $22,247  $23,182
 Total assets               88,884   79,262   69,393   66,104   62,071   57,036   45,228   41,945   45,583   44,305   44,824
 Long-term debt including
  capital leases            11,635   11,358   11,802   14,166   13,682   14,579   10,116   10,172    9,060    8,234    8,104
 Common shareowners'
  equity                    17,274   17,921   13,374   20,313   17,973   17,928   15,727   13,694   16,913   15,849   16,945
 Net capital expenditures    5,997    4,572    4,142    4,043    4,086    4,120    3,959    4,453    3,885    3,977    4,303
------------------------------------------------------------------------------------------------------------------------------



 ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA (Cont'd)
 (UNAUDITED)
 AT&T Corp. and Subsidiaries

 Dollars in millions (except per share amounts)

                              1995*    1994     1993*    1992     1991*    1990     1989     1988*    1987     1986*    1985
------------------------------------------------------------------------------------------------------------------------------
 OTHER INFORMATION

 Operating income (loss)
  as a percentage of
  revenues                     1.5%     10.6%     9.4%    9.8%     2.2%     8.5%      7.7%   (4.0)%    6.7%     1.6%     5.6%
 Net income (loss) as a
  percentage of revenues       0.2%      6.3%   (8.5)%    5.2%     0.3%     5.8%      4.6%   (2.5)%    3.9%     0.7%     2.9%
 Return on average common
  equity                       0.7%     29.5%  (47.1)%   17.6%     0.9%    21.2%     19.1%   (8.9)%   14.3%     2.0%    10.6%
 Data at year-end:
 Stock price per share       $64.75    $50.25  $52.50   $51.00  $39.125  $30.125    $45.50  $28.75   $27.00   $25.00   $25.00
 Book value per common
  share                      $10.82    $11.42  $ 8.65   $13.31   $12.05   $12.33    $10.92  $ 9.57   $11.87   $11.04   $11.73
 Debt ratio                   62.0%     58.3%   64.4%    53.1%    54.8%    53.5%     45.0%   45.8%    38.4%    39.6%    39.9%
 Debt ratio excluding
  financial services          44.3%     34.1%   49.1%    40.8%    46.0%    47.6%     39.3%   42.2%    35.2%    37.6%    38.4%
 Employees                   299,300   304,500 317,700  319,000  322,300  333,400   343,000 367,400  366,200  379,900  400,400
 ------------------------------------------------------------------------------------------------------------------------------

 *1995 data reflect $7.8 billion of pretax business restructuring and other charges.
  1993 data reflect a $9.6 billion net charge for three accounting changes.
  1991 data reflect $4.5 billion of pretax business restructuring and other charges.
  1988 data reflect a $6.7 billion pretax charge due to accelerated digitization of the long distance network.
  1986 data reflect $3.2 billion of pretax charges for business restructuring, an accounting change and other items.

 /TABLE

channels and to consolidate and reorganize corporate and business unit operations over the next two years. Accordingly, the fourth-quarter charges included separation costs for nearly 40,000 employees, of which about 24,000 were management and 16,000 were occupational. We expect 70% of all separations to be completed by the end of 1996, with the majority of the remainder being completed in 1997.
  During the third quarter of 1995, we approved NCR's plans to refocus its business. The goal is to return NCR to profitability. Major aspects of the plan are to discontinue the manufacture of personal computers and their sale through reseller channels, to reduce the number of industry markets it serves and to consolidate facilities globally. NCR expects to complete these actions during 1996. As a result, in the third quarter of 1995, AT&T recorded charges of approximately $1.6 billion before taxes, which reduced net income by approximately $1.2 billion, or $0.74 per share.
  The pretax total of the third and fourth quarter 1995 charges was recorded as $670 million in costs of telecommunications services, $1,676 million in costs of products and systems, $717 million in costs of rentals and other services, $6 million in costs of financial services and leasing, $4,359 million in selling, general and administrative expenses and $417 million in research and development expenses. If viewed by type of cost, the pretax charges reflect $3,417 million for employee separations and other related costs, $2,533 million for asset write-downs, $895 million for closing, selling and consolidating facilities and $1,000 million for other items. (See also Note 8 to the consolidated financial statements.)
   In 1993 we provided $498 million before taxes for restructuring activities. These charges covered actions at NCR to reduce its workforce through early retirement and voluntary separation programs, actions at our telecommunications services units to centralize support services, actions to close plants that manufactured telecommunications network systems and actions to restructure operations that serviced the U.S. federal government. If viewed by type of cost, the charges reflect $235 million for employee separations and other related matters, $171 million for facility closings and $92 million for other related items. These charges were recorded as $13 million in costs of products and systems, $90 million in costs of other services, $373 million in selling, general and administrative expenses and $22 million in research and development expenses.
  All parts of our business face substantial and intensifying competition. Product pricing and technology are under continual competitive pressure, and business and market conditions are changing rapidly. Our business leaders must continuously reassess their resource needs and redirect them as necessary to address market conditions and to reduce costs. Such steps can include the expansion of service offerings to provide larger bundles of services sought by customers. They can also include closing and consolidating facilities, disposing of assets, reducing the workforce or withdrawing from markets. Actions to enhance efficiency through continuous improvement are part of our commitment to quality.
  The sections that follow describe our main revenue streams. Within these sections we describe the main service and product lines of the public companies that will emerge from our strategic restructuring.

******************************************************************

A chart appears containing the following information:


                         AT&T versus S&P 500
                  Total shareowner return assuming
                      reinvestment of dividends

Your investment has outperformed the S&P 500 since the largest divestiture in corporate history, which resulted from a consent decree, in 1984. Only twelve years later we're preparing for the second largest divestiture in corporate history; this time it's our choice.

@: AT&T
#: S&P 500
                                                         600
                                                  @
                                                   #
                                                         500

                                          @
                                      @       @
                                           #   #         400
                                       #
                          @        #
                                  @
                                                         300
                           #
                               #
                              @
                   @#                                    200
              @#  @#
          @#
      @
@#     #                                                 100



1/84  84  85  86  87  88  89  90  91  92  93  94  95     000

Assumes $100 invested in AT&T common stock and in the S&P 500 index on January 1, 1984 and all dividends reinvested.

******************************************************************

Telecommunications Services
These revenues, which include traditional long distance, wireless services and other communications services, grew 6.0% in 1995 and 4.3% in 1994. The gains were mostly due to higher volumes, as the AT&T network handled a record 61.6 billion calls in 1995. Billed minutes for traditional, time-billed long distance services rose nearly 9.0% in 1995, compared with an increase of more than 7.5% in 1994 and about 5.5% in 1993. In particular, we saw volume growth in calling card, business inbound services and consumer international services.
  Volume growth exceeds revenue growth because more customers are taking advantage of our many calling plans and promotions. However, the gap between revenues and volume growth narrowed in 1995 to 4%. This narrowing reflected less movement among calling plans by both business and residential customers and some targeted pricing actions.
  The merger of AT&T and McCaw Cellular Communications, Inc. (McCaw) in 1994 and the acquisition of personal communications services (PCS) licenses in 1995 strengthened the competitive position of our communications services business. These initiatives will create new bundled offering opportunities, thereby enhancing our prospects for growth in revenues and earnings. The purchase of the minority owners' stake in LIN Broadcasting Corporation (LIN) in October 1995 gave us increased control of important cellular markets. AT&T now has the right to provide cellular services or PCS in 23 of the nation's top 25 markets. AT&T Wireless Services, formerly McCaw, is the leading U.S. provider of wireless communications services.
  Total revenues from wireless services, which include cellular and messaging services, grew 28.3% to $2,926 million in 1995, from $2,280 million in 1994 and $1,760 million in 1993, mainly due to additional cellular service subscribers. Having met government conditions, in 1995 we were allowed to begin to jointly market long distance and cellular services. Thus far we've had a favorable response to this promotion. Cellular customers, reported on the same basis as consolidated wireless services revenues, increased to 3.9 million at year-end 1995, from 2.8 million in 1994 and 1.9 million in 1993. Cellular customers served by companies in which AT&T has or shares a controlling interest increased to 5.5 million at year-end 1995, from
4.0 million in 1994 and 3.0 million in 1993. Average revenue per subscriber declined in 1995 reflecting pricing pressures experienced by all cellular service providers, as well as lower average usage per subscriber attributed to growth in subscribers for emergency and other personal use.
  We also furthered our strategy of providing a broad package of telecommunications services by launching AT&T branded on-line services, such as the AT&T Learning Network, the AT&T Business Network, AT&T Easy World Wide Web Service and Personal Online Services. These services provide dial-up and dedicated internet access, navigational tools and information directories, hosting and transaction services, and content.
  In February 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") became law. The Telecommunications Act preempts state and local requirements which prohibit or have the effect of prohibiting an entity from providing telecommunications services. In addition, the Telecommunications Act requires incumbent local exchange carriers (LECs) including the Regional Bell Operating Companies (RBOCs), to implement a checklist of conditions that are designed to foster local exchange competition. Although the Telecommunications Act permits interexchange carriers and others to begin providing local exchange service at any time, negotiations with LECs over access and interconnection agreements and the adoption of implementing rules and regulations will be necessary before effective local exchange competition commences.
  The Telecommunications Act permits immediate RBOC provision of interexchange services outside of their home service areas and certain incidental interexchange services in their home service areas, such as those provided in conjunction with commercial mobile and cellular services. In addition, an RBOC is permitted to provide interexchange services originating in any state in its region upon receiving FCC approval, which is subject to a number of conditions, including that the RBOC has implemented the Telecommunications Act checklist of conditions throughout such state and, generally has entered into an interconnection agreement with a facilities-based competitor upon request. Once approved to provide interexchange services in a single in-region state, an RBOC is also permitted to begin manufacturing telecommunications equipment.
  AT&T believes that the Telecommunications Act's provisions for the opening of local exchange markets to competitive entry are significant and that the restrictions placed on RBOC entry into in-region interexchange services should promote service competition in the RBOC's monopoly markets before RBOC provision of in-region interexhange services. Nonetheless, there is no assurance that, in the administration of the Telecommunications Act, the rules and regulations to be adopted will result in meaningful facilities-based competition prior to RBOC provision of in-region interexchange service.
  To the extent that such implementing rules and regulations do not contain adequate provision for facilities-based local exchange competition, there is a substantial risk that AT&T and other interexchange service providers would be at a disadvantage to the RBOCs in the provision of local exchange services. In addition, regardless of provisions for facilities-based local exchange competition, the simultaneous entrance of seven RBOC competitors for interexchange services is likely to adversely affect AT&T's long-distance revenues and could adversely affect earnings. There is still a significant amount of uncertainty as to the extent, timing and impact on AT&T of the RBOCs entrance into interexchange services.
  Similarly, the impact of AT&T's entrance into local services cannot reasonably be predicted. Notwithstanding the strong local entry provisions contained in the Telecommunications Act, various factors, including start-up costs associated with entering new markets, local conditions and obstacles and the final form of implementing rules and regulations, could adversely affect future revenues and earnings. Nevertheless, the legislation, plus other public policy and technological changes, will likely open new markets for AT&T in different areas of communications services. AT&T's competitive strategy includes using its networking capabilities, respected brand name and other resources to take advantage of these new opportunities as they arise.
  Costs of telecommunications services include $670 million of restructuring and other charges in 1995. Excluding these charges, the gross margin percentage on telecommunications services rose to 44.9% in 1995 from 42.4% in 1994 and 39.9% in 1993. This upward trend is mainly the result of lower per-minute access costs - costs for reaching customers through local networks. The Federal Communications Commission (FCC) approved changes to the price-setting methodology for access costs, effective August 1995. These changes included a reduction in the maximum prices (price caps) local telephone companies can charge for connections. These price caps will be adjusted annually for inflation and changes in productivity. Additionally, the local telephone companies are required to use higher productivity factors in the future, which should lead to lower charges.

*********************************************************************
The Pace of Change in the Global Information Industry
We must anticipate and react quickly to continuous and rapid changes in our markets. Technological developments create new markets, shorten product life cycles and hasten the convergence of different areas of the global information industry. The rapid growth, enormous size and global scope of this industry attract new entrants and encourage existing competitors to broaden their offerings. Alliances, joint ventures, mergers and acquisitions between market participants and regulatory and legislative decisions that affect these markets, further alter the competitive landscape.
  Current and potential competitors in telecommunications services include local telephone companies, other long distance carriers, cable companies, internet service providers, wireless service providers and other companies that offer network services. Other entrants from adjacent segments of the communications and information services industries, include providers of business information systems, systems integrators and companies outside the U.S. seeking to expand their markets. Some of these companies already have a strong market presence, brand recognition and existing direct customer relationships. All of these conditions contribute to substantial and intensifying competition.
  Public policy changes including the Telecommunications Act are likely to bring not only increased competitive pressures, but may also open new markets to AT&T. Our strategy is to use our strong networking capabilities, a well-known and respected brand name and other strengths to capitalize on opportunities that arise.
*********************************************************************

********************************************************************

A pie chart appears containing the following information:


1995 SOURCES OF REVENUES
As percentage of total revenue

The markets for our products and systems are growing fastest outside the U.S. as many countries expand and modernize their telecommunications infrastructure. Global competition in telecommunications services is developing now and will likely accelerate.

11%  International Revenues
     From operations located in other countries

15%  International Revenues
     From U.S. operations (international telecommunications services and exports)

74%  U.S. Revenues

*******************************************************************



Products and Systems
Products and systems sales climbed 5.9% in 1995 and 18.1% in 1994, reflecting continued growth in sales both inside and outside of the United States.

Products and Systems
Dollars in millions                1995     1994      1993
Revenues
Telecommunications network
 products and systems           $10,665  $ 9,785   $ 8,345
Communications products
 and systems                      4,899    4,494     3,692
Microelectronics products and
 other*                           2,798    2,674     2,418
Computer products and systems     4,050    4,208     3,470
Products and systems            $22,412  $21,161   $17,925
Gross margin percentage            28.4%    37.3%     38.8%
*Other product revenues are mainly from computing media that customers use with automated teller machines and retail scanning equipment, and business forms.

  Most of the revenues from telecommunications network products and systems, communications products and systems, and microelectronics products are from units that will be a part of Lucent.
  Revenues from telecommunications network products and systems rose 9.0% in 1995 and 17.3% in 1994. In both years we had higher sales both inside and outside of the United States. The growth outside of the U.S. was due primarily to increased sales to service providers.
In the U.S. sales increased to independent telephone companies, cable companies and competitive access providers. About $243 million of the 1994 increase in revenues came from consolidating AG Communications Systems Corporation when we raised our ownership to 80%. Sales of switching and transmission equipment to the local telephone companies declined in 1995. We believe that was due to delays in spending by those customers and recent legislative initiatives which caused reluctance to purchase from a potential competitor.
  Sales outside of the U.S. of telecommunications network products and systems rose $730 million or 27.2% in 1995, led by strong sales in Saudi Arabia and China. Most systems and equipment for telecommunications networks are sold under contracts that produce revenues for several years. In 1994 we were awarded a $4 billion contract to build a fully digital communications network in Saudi Arabia. This contract will launch AT&T's GSM (global systems for mobile communications) offerings and is expected to be completed by the beginning of the next decade.
  Revenues from sales of business communications products and systems rose 9.0% in 1995 and 21.7% in 1994. Sales of business communications equipment grew both inside and outside of the U.S. the last two years. In 1995 U.S. growth was largely due to increased sales of private branch exchanges (PBXs), including Definity# products and voice-processing systems. Sales of business communications products outside of the U.S. increased $89 million or 26.5% in 1995, led by increases in the United Kingdom, Canada and France. In 1994 we also had higher sales of Definity PBX products, partly reflecting upgrades to accommodate changes in the North American Numbering Plan and sales of
___________
# Registered Trademark

Conversant# voice-processing products. Growth in sales outside the U.S. in 1994 reflected acquisitions in Europe and Latin America as well as higher demand.
  Revenues from sales of consumer communications products declined in 1995 mainly because of competitive pricing pressures and an increasing proportion of lower-margin products. The decline was due to lower sales of corded telephones and telephone answering machines which was partially offset by higher sales of cordless and cellular phones. In 1994 revenues rose again primarily because of strong consumer sales of cellular and cordless phones. In 1995 we introduced three pagers, the first in a line that will include alphanumeric models in early 1996 and two-way pagers designed for eventual use with PCS. In January 1996 we announced our intention to close the 338 AT&T Phone Center Stores most of which will be closed by May 1996.
  AT&T Submarine Systems, Inc. (Submarine Systems) supplies and constructs submarine cable systems and is a part of the communications services units. Revenues from these systems fall within the communications products and systems category. This unit had revenues of almost $900 million in 1995 which reflected growth of more than 14% over 1994. Revenues in 1994 increased almost 12% compared with 1993.
  Revenues from sales of microelectronics components (including integrated circuits, digital signal processors and power systems) and other products grew 4.6% in 1995 and 10.6% in 1994. The growth occurred despite the sale of the NCR microelectronics unit in early 1995, which had 1994 revenues of $383 million. Most of the revenue increase in microelectronic components reflected increased sales of integrated circuits, both inside and outside of the United States.
   NCR is responsible for the majority of our sales of computer products and systems. Revenues from these sales declined 3.7% in 1995 after rising 21.3% in 1994. The decline in revenues was primarily due to lower sales of personal computers and large systems. Price competition for personal computers was severe. Most personal computers from different manufacturers use the same or comparable microprocessors and software, leading customers to focus increasingly on price. This is one of the reasons that NCR is discontinuing the manufacture of personal computers. In 1994 we changed the end of the fiscal year from November to December for NCR operations outside of the United States. This was done to report essentially all of our operations on a calendar year. This change added $223 million in revenues ($113 million of product sales) and a marginal loss in 1994.
  Cost of products and systems included $1,676 million in provisions for business restructuring and other charges in 1995 and $13 million in 1993. Apart from these provisions, the rise in cost of products and systems is mainly associated with the higher sales volumes. Excluding the charges, the gross margin percentage on products was 35.9% in 1995, compared with 37.3% in 1994 and 38.9% in 1993. The rising proportion of lower-margin products in the sales mix led to the margin decline in both years.

Rentals and Other Services
Revenues from rentals and other services for computer products and systems come primarily from NCR. The services are mainly professional
________
#Registered Trademark
services - such as designing solutions and systems for customers - and maintenance contracts.

Rentals and Other Services
Dollars in millions                 1995      1994       1993
Revenues
Computer products and systems     $2,841    $2,818     $2,641
Communications products and
 systems services                  1,755     1,680      1,457
Communications products and
 systems rentals                     795       955      1,174
Other*                               798       763        871
Rentals and other services        $6,189    $6,216     $6,143
Gross margin percentage             33.8%     47.1%      46.0%
*Other revenues are mainly from telemarketing services, information technology services, facility rentals and licenses and royalties.

  Revenues from maintenance contracts for communications products grew as a result of increases in related sales. Rental revenues - from renting telephone sets or answering machines to consumers and PBX equipment to businesses - continued to decline and are expected to continue to decline in future years.
  "Other" revenues are mainly from the activities of units that will remain with AT&T after our reorganization. An example is telemarketing services provided by AT&T American Transtech.
  Provisions for business restructuring and other charges added $717 million to cost of rentals and other services in 1995 and $90 million in 1993. Excluding these changes, the gross margin percentage was 45.4% in 1995, compared with 47.1% in 1994 and 47.4% in 1993. This decline was due mainly to the shifting mix of revenues, particularly the declining proportion of high-margin rentals.

Financial Services and Leasing
These revenues come mainly from AT&T Universal Card Services
(Universal Card) and AT&T Capital. As previously announced, AT&T intends to pursue the sale of AT&T Capital. Both revenues and earnings for these two companies continued to grow over the past two years because of their continued earning asset growth.

Financial Services and Leasing
Dollars in millions                   1995     1994     1993
Revenues
AT&T Capital                        $1,577   $1,384   $1,360
Universal Card                       2,250    1,782    1,228
Eliminations, adjustments
 and other*                            (96)     (49)     (84)
Financial services and leasing      $3,731   $3,117   $2,504
Gross margin percentage               29.1%    31.0%    31.7%
Universal Card Information:
Total book and managed finance
 receivables                       $14,118  $12,380   $9,154
Accounts in millions                  17.6     15.1     11.7
*Other revenues are mainly from lease finance assets that AT&T retained when AT&T Capital was reorganized in 1993 as well as elimination of lease revenues from AT&T affiliates.

  The gross margin percentage for these services declined in 1995 due to competitive pricing pressures and to higher credit losses and fraud at Universal Card. In 1994 rising interest rates narrowed margins. Both Universal Card and AT&T Capital set reserves for losses based on experience, current delinquencies and the outlook for the economy.
  The continuing growth of Universal Card is illustrated by its receivables and number of customer accounts. Universal Card's "book" and managed receivables, which include the $3.5 billion securitized in 1995, were $14.1 billion at December 31, 1995, up 14.0% from year-end 1994. Universal Card will retain the servicing and customer relationships of the credit card accounts that were securitized. Universal Card did not securitize receivables before 1995.
  The intent to pursue the sale of AT&T Capital does not affect AT&T Capital's role as a provider of AT&T's customer financing pursuant to an operating agreement between AT&T and AT&T Capital. We expect that at the completion of the restructuring, AT&T Capital will retain its current operating agreements regarding its leasing arrangements with AT&T, Lucent and NCR. The sale of AT&T Capital also will not affect AT&T's unconditional guarantee of all of the AT&T Capital outstanding debt at the end of March 1993. The guaranteed debt amounted to $417 million at the end of 1995. AT&T Capital's debt issued subsequent to March 1993 relies on its own credit.

Operating Expenses
Selling, general and administrative expenses included $4,359 million of restructuring and other charges in 1995, $246 million of merger-related expenses in 1994 and $373 million of restructuring and other charges in 1993. Excluding these charges, such expenses were 26.1% of total revenues in 1995, compared with 25.8% in 1994 and 25.5% in 1993. Part of the 1995 increase was related to our response to competitive conditions and to our increased global presence, resulting in increased spending on sales and sales support efforts. We focused advertising expenditures on retaining and winning back residential customers of traditional long distance services and acquiring new cellular subscribers.
  In 1994 expenses of $246 million related to the merger of AT&T and McCaw reduced net income by $187 million, or $0.12 per share. We accounted for the merger with McCaw as a pooling of interests. Therefore, we restated AT&T's financial statements to include McCaw's results in all periods before the merger.
  Research and development expenditures are mainly for work on wireless systems technology, advanced communications services devices, and projects aimed at international growth. These expenses included $417 million of restructuring and other charges in 1995 and $22 million of such charges in 1993. Excluding those charges, research and development expenses were 4.1% of total revenues in 1995 and 4.1% in 1994 compared with 4.5% in 1993.
  As required by changes in accounting standards, we adopted new methods of accounting for retiree benefits, postemployment benefits and income taxes in 1993. We recorded cumulative effects of accounting changes to reflect our financial statements at the position they would have been in if we had always used the new methods. As a result, we took a $9.6 billion after-tax charge which caused a reported net loss in 1993. The accounting changes did not affect cash flows.
  Similar to other manufacturers, we use, dispose of and remove substances regulated under environmental protection laws. We have been named a potentially responsible party (PRP) at a number of Superfund sites. At most of these sites, our share of the costs is limited and other PRPs are expected to contribute to the cleanup costs. We regularly review potential cleanup costs and costs of compliance with environmental laws and regulations. We provide reserves for these potential costs and routinely review their adequacy. In addition, we forecast our expenses and capital expenditures for existing and planned compliance programs as part of our regular corporate planning process. We believe that cleanup costs and costs related to environmental proceedings and ongoing compliance with present laws will not have a material effect on our future expenditures, annual consolidated financial statements or competitive position beyond that provided for at year-end.
  In October 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. Upon adoption, which is required in 1996, we intend to disclose rather than record these computations. Adopting this standard will not affect our reported earnings, financial condition or cash flows.
  In March 1995 the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of." Although the standard does not require adoption until fiscal year 1996, we implemented it effective October 1, 1995. Under this standard, we consider whether we can recover our costs for impaired assets whenever events or changes in circumstances call that recovery into question. The adoption of this standard did not materially affect our reported earnings, financial condition or cash flows because this was essentially the same method we used in the past to measure and record asset impairments. Our 1995 restructuring and other charges included recognition of asset impairments.

Other Income Statement Items
The majority of other income-net is from transactions, such as sales of assets, that are individually immaterial. In 1995 it reflects gains from selling the NCR microelectronics unit and several other properties. We also sold properties and recognized gains in 1994 but these were partially offset by losses on the shutdown of a subsidiary, EO Inc., and the uninsured portion of a lost satellite. In 1993 we had a $217 million gain from exchanging our remaining 77% interest in UNIX System Laboratories, Inc. for stock in Novell, Inc. We subsequently recognized declines in the value of the Novell stock.
  Also included in other income are earnings and losses from investments, increases in value of corporate-owned life insurance policies on officers, and minority owners' interests in the earnings or losses of subsidiaries. Before we redeemed the preferred stock of a subsidiary in mid-1994, we recorded the dividends on those shares as a charge against other income-net.
  Interest expense increased slightly in 1995 compared with 1994 despite higher levels of average debt. This was due to lower average rates on long-term debt in 1995. The decline in interest expense in 1994 was mainly due to refinancing long-term debt at more favorable rates.
  The effective income tax rate is the provision for income taxes as a percentage of income before taxes and cumulative effects of accounting changes. The effective tax rate of 85.1% for 1995 was impacted by the restructuring and other charges recognized. Excluding business restructuring and other charges, such as merger-related expenses from all three years, our effective tax rate was 37.5% in 1995, compared with 37.9% and 38.3% in 1994 and 1993, respectively. The decline in 1994 compared with 1993 was mainly due to credits for foreign tax payments and the deferred tax effects of redeeming preferred stock. The effective tax rate in 1995 remained at essentially the same level as 1994 primarily due to lower state tax rates.

Cash Flows
Operating cash flow increased in both 1995 and 1994, mainly because of higher income before restructuring and other charges. About $160 million of the 1995 pretax charges for business restructuring and other related items required cash payments during the year. Another $4.4 billion of the pretax charges will also require future cash payments primarily in 1996 and 1997.
  Most of our capital expenditures support telecommunications network services, providing for growth in calling volumes, the introduction of new technology and enhanced reliability.
  Another large part of our investing activities is purchasing finance assets. Our investments in finance assets, which include credit card receivables, leases and equipment for rentals, fuel the growth in revenues and earnings from AT&T Capital and Universal Card.
  The $1.68 billion purchase of PCS licenses in 1995 is intended to permit us to offer broadband PCS in 21 major trading areas. Additionally, in 1995 we completed the $3.3 billion acquisition of the minority owners' stake in LIN, a subsidiary of AT&T Wireless Services.
  We will continue to make substantial investments in our communications services business. Notable plans include the buildout of PCS sites, preparing to provide local services in the U.S. and funding a variety of projects and joint ventures to offer telecommunications services in other countries.
  We intend to conclude an agreement for 49% of a joint venture with Grupo Alfa to offer services in Mexico when that country opens to competition in 1997. We will supply our share of the investment up to $1 billion over the next four to six years. We also have a 40% stake in UniWorld, a joint venture with Unisource, that began operations in January 1996, providing services to multinational business customers in Europe. The venture was formed initially with about $200 million in assets, but may expand, partly because of possible entry into other markets.
  Investing activities at Lucent focus on manufacturing and research and development. In 1995, we agreed to purchase part of the public network assets of N.V. Philips' Communications Systems division for approximately $260 million. This acquisition would give us products and an employee base to improve our access to cellular equipment markets in Europe, South America and Southeast Asia.
  Competition in communications and computing is global and increasingly involves multinational firms and partners from different nations. We believe commitments of resources to expand globally are necessary for future growth. Although we reported operating losses for the past three years in our units outside of the U.S., we continue to believe that these operations and markets provide excellent opportunities for future revenues and earnings.
  For all three years, operating cash flows covered capital expenditures and dividend payments. Operating cash also helped fund other investing activities such as our purchases of PCS licenses and the remaining 48% of LIN in 1995. We expect operating cash will continue covering capital expenditures and dividends in 1996.
  The ratio of total debt to total capital (debt plus equity) increased to 62.0% at December 31, 1995, compared with 58.3% at December 31, 1994, mainly because of lower equity caused by the 1995 charges and the increase in debt associated with acquiring PCS licenses and the remaining interest in LIN. Most of our debt supports financial services and leasing operations. Excluding financial services and leasing operations and the impact of the restructuring and other charges taken in 1995, our debt ratio would have been 44.3% at December 31, 1995, compared with 34.1% at December 31, 1994.
  AT&T has raised all necessary external financing through issuances of commercial paper and long-term debt, as well as asset-backed securities and equity. Additionally, we have unused available lines of credit totaling approximately $12.4 billion at December 31, 1995. We expect to be able to arrange any future needed financing using these same sources, with the timing of issue, principal amount and form depending on our needs and the prevailing market and economic conditions. Under a Master Trust, $3.5 billion of notes backed by Universal Card receivables were issued in 1995.
  In 1995 our debt issuances were primarily to support our financial services and leasing businesses. Much of the financing activity in 1993 and 1994 was refinancing, generally to get lower rates, but sometimes to change maturities. In each of the past three years, we issued new shares of common stock in our shareowner and employee purchase plans. The dilution in earnings per share from new issuances for these plans was not material.
  Our asset and liability management strategy for our financial services business is to match the average maturities of our borrowings with the average cash flows of our portfolio assets and to match floating-rate assets with floating-rate debt and fixed-rate assets with fixed-rate debt. Cash flow projections are based on assumptions about customer prepayments, refinancings and charge-offs that are derived from our past experience as well as current customer preferences, competitive market conditions, portfolio growth rates and our portfolio mix. We issue commercial paper and long-term notes and use interest rate swaps to achieve a matched portfolio position in our finance assets.

  Foreign currency contracts and options are used to limit risks due to changing currency exchange rates. We do not speculate on interest rates or foreign currency rates. Instead, we seek to reduce the possible effects of fluctuations in these rates. This leads to more stable earnings in periods when these rates are changing.
  The notional amounts of derivative contracts do not represent direct credit exposure or future cash requirements. Credit exposure is determined by the market value of derivative contracts that are in a gain position as well as the ability of the counterparties to perform its payment obligation under the agreements. We control credit risk of our derivative contracts through credit approvals, exposure limits and other monitoring procedures. There were no past due amounts related to our derivative contracts at December 31, 1995, nor have there been any charge-offs during the three years ended December 31, 1995.
  We sell equity interests in AT&T subsidiaries only when opportunities or circumstances warrant. We have no current plans to sell material interests in subsidiaries beyond those announced and described previously.

Financial Condition, Including Liquidity
Our cash account includes funds to finance the day-to-day business and funds for pending transactions.
  We turned over our inventory 3.1 times in 1995, compared with 3.2 times in 1994. This slight decline reflects higher levels of shipped but not invoiced inventory due to terms and conditions of large network contracts. Accounts receivable turned over an average of 5.7 times in 1995, compared with 6.0 times in 1994. The decrease in 1995 relates to lower turnover levels in our computer business, where revenues have been declining at a greater rate than the related receivables, as well as the impacts of some billing takebacks from the local telephone service carriers for our long distance service business.
  The fair value of our pension plan assets is greater than our projected pension obligations. We record pension income when our expected return on plan assets plus amortization of the transition asset (created by our 1986 adoption of the current standard for pension accounting) is greater than the interest cost on our projected benefit obligation plus service cost for the year. Consequently, we continued to have pension income that added to our prepaid pension costs in 1995.
  Higher payroll and benefit related liabilities and other liabilities are associated with the restructuring and other charges recorded in 1995.
  Other aspects of our financial condition that relate closely to our investing and financing activity - such as finance receivables, plant, licensing costs and debt - have been discussed in the section on cash flows.

Strategic Restructuring
As announced in September 1995 and discussed elsewhere in this report, AT&T intends to implement a strategic restructuring to separate AT&T into three independent, publicly held, global companies. Our plans are subject to several conditions, including receipt of a favorable tax ruling, other required approvals, and the absence of events or developments that would have a material adverse impact on AT&T or its shareowners.
  We plan an initial public offering of approximately a 15% interest in Lucent in the first half of 1996. By the end of 1996, AT&T intends, subject to certain conditions, to distribute its remaining interest in Lucent and its interest in NCR to AT&T's shareowners.
  The following financial information for Lucent and NCR reflects those entities as if they had been operating as stand-alone companies in the periods presented. For example, sales to other entities of AT&T are included in revenues. Therefore, the sum of the entities' amounts do not equal consolidated AT&T's results of operations or financial condition.

The "As Adjusted" column for 1995, excludes the restructuring and other charges recorded in 1995 as discussed previously.

********************************************************************

A pie chart appears containing the following information:

1995 REVENUES FOR THE FOUR COMPANIES
Shown in percentages of the $82.8 billion total before eliminations

Revenues and profits from transactions between companies are removed (eliminated) from the income statement while they are a part of AT&T. Once the companies are separate, these revenues and profits will remain in their income statements.

62%  AT&T Corp.
     6.2% Growth* 1993-1995

26%  Lucent
     9.9% Growth* 1993-1995

10%  NCR
     6.0% Growth* 1993-1995

2%   AT&T Capital
     7.7% Growth* 1993-1995

*Compounded Annual Growth Rate

********************************************************************

Lucent Technologies Inc.
Lucent includes our businesses that develop, manufacture and service systems and software for telecommunications applications within the global telecommunications networking industry. These integrated systems enable network operators and business enterprises to connect, route, manage and store information between and within locations.
They range in size from large global public telephone networks to small-business communications systems and support functions ranging from simple voice-only applications to complex multifunctional service offerings. Additionally, substantially all of Bell Laboratories is a part of this company.
  The following table provides summary financial information for Lucent. It reflects the results of operations of the businesses transferred to Lucent from AT&T. As a result, the financial information has been derived from the financial statements of AT&T using the historical results of operations and historical basis of assets and liabilities of such businesses. Additionally, it includes certain assets, liabilities and expenses that were not historically recorded at the level of, but are primarily associated with, this business. We believe the assumptions underlying the financial information to be reasonable. However, the financial information may not necessarily reflect the results of operations or financial position of Lucent in the future, or what the results of operations or financial position would have been had Lucent been a separate, stand-alone entity during the periods presented.

Lucent Technologies Inc.             1995
Dollars in millions        1995  As Adjusted*     1994      1993
External revenues       $19,294     $19,294    $17,628   $15,767
Internal revenues         2,119       2,119      2,137     1,967
Total revenues          $21,413     $21,413    $19,765   $17,734
Gross margin            $ 8,468     $ 9,360    $ 8,428   $ 7,646
Operating expenses        9,468       7,559      7,457     6,977
Operating income        $(1,000)    $ 1,801    $   971   $   669
Income before
 income taxes           $(1,116)    $ 1,685    $   854   $   666
Total assets            $19,722           -    $17,340   $17,109
*As adjusted excludes the restructuring and other charges recorded in 1995.

  The "internal revenues" in this table represent sales to other units of AT&T and its affiliates. They do not include any revenues from sales between operating units of Lucent, which will continue to be eliminated in consolidation. Most internal revenues are for network equipment sold to AT&T for the construction and maintenance of the AT&T Worldwide Intelligent Network, which will remain at AT&T.
  As part of AT&T's strategic restructuring, Lucent underwent a comprehensive review of its operations. Approximately 23,000 of the total positions to be eliminated come from Lucent. Lucent intends to focus its investments on its core technologies, primarily through expanded and targeted research and development efforts. Consequently, Lucent will exit tangential product lines and markets, including AT&T Paradyne which manufactures certain data communications equipment and AT&T Microelectronics Interconnect products business which manufactures backplanes and printed circuit boards. Lucent's reorganization efforts also include plans to close all of its 338 Phone Center Stores, most of which will be closed by May 1996. As a result, Lucent recorded restructuring and other charges in 1995 of $2,801 million ($1,847 million after taxes). The pretax charges included $1,509 million for employee separations and other related items, $627 million for asset write-downs, $202 million for closing, selling and consolidating facilities and $463 million for other items.

NCR Corporation
We plan to make NCR a stand-alone business focused on transaction-intensive computing. The new strategy centers around more profitable products such as massively parallel computer processors, automated teller machines and retail scanning equipment. This direction also enhances the company's primary strategy which is to help businesses use new technology to collect and use information to enhance customer service. Although NCR is ceasing the manufacture of personal computers, it will continue to offer personal computers manufactured by others as part of its total solutions approach.
  The following table provides summary financial information for NCR. It reflects the results of operations of the businesses to be transferred to NCR from AT&T. As a result, the financial information has been derived from the financial statements of AT&T using the historical results of operations and historical basis of assets and liabilities of such businesses. Additionally, it includes certain assets, liabilities and expenses that were not historically recorded at the level of, but are primarily associated with, this business. We believe the assumptions underlying the financial information to be reasonable. However, the financial information may not necessarily reflect the results of operations or financial position of NCR in the future, or what the results of operations or financial position would have been had NCR been a separate, stand-alone entity during the periods presented.

NCR Corporation                       1995
Dollars in millions        1995  As Adjusted*     1994      1993
External revenues       $ 7,531     $ 7,531    $ 7,939   $ 6,879
Internal revenues           631         631        522       386
Total revenues          $ 8,162     $ 8,162    $ 8,461   $ 7,265
Gross margin            $   973     $ 1,904    $ 2,671   $ 2,524
Operating expenses        3,344       2,624      2,773     2,805
Operating income        $(2,371)    $  (720)   $  (102)  $  (281)
Income (loss) before
 income taxes           $(2,354)    $  (703)   $     3   $  (264)
Total assets            $ 5,181           -    $ 6,006   $ 5,207
*As adjusted excludes the restructuring and other charges recorded in 1995.

  The "internal revenues" in this table primarily represent sales of computer products to other units of AT&T and its affiliates.
  NCR, as a result of continuing operating losses, has taken decisive action in 1995 to create a smaller, more focused business, concentrating on the three industries in which it has a leading position - retailing, financial and communications.
  This resulted in restructuring and other charges in the third quarter of 1995, of approximately $1.6 billion before taxes ($1.2 billion after taxes). The pretax charges reflect $698 million for employee separations and other related costs, $564 million for asset write-downs, $196 million for closing, selling and consolidating facilities and $191 million for other items.

Ongoing AT&T
The ongoing business of AT&T will include communications services, wireless services, AT&T Solutions consulting services and our Universal Card business. Building on the skills from Bell
Labortories, we will also create an AT&T Laboratories unit that will continue research and development for the ongoing AT&T.
  The following table provides summary financial information for the operations of AT&T that will remain with AT&T.

AT&T without Lucent, NCR and AT&T Capital
                                      1995
Dollars in millions        1995  As Adjusted*     1994      1993
Total revenues          $51,374     $51,374    $48,315   $45,556
Gross margin            $21,305     $22,395    $20,052   $17,973
Operating expenses       15,927      13,877     12,421    11,259
Operating income        $ 5,378     $ 8,518    $ 7,631   $ 6,714
Income before income
 taxes                  $ 5,168     $ 8,308    $ 7,289   $ 6,398
Total assets            $55,603           -    $49,167   $42,724
*As adjusted excludes the restructuring and other charges recorded in 1995.

  The main differences between the information above and the consolidated AT&T results are the exclusion of Lucent, NCR and AT&T's interest in AT&T Capital.
  The businesses that are part of the ongoing AT&T recorded restructuring and other charges of $3,140 million ($2,104 after taxes)in 1995 related to AT&T's plans to separate into three companies. The pretax charges cover consolidating and reorganizing numerous corporate and business unit operations during the next two years including force reductions of 17,000 positions as well as the write-down in value of some unnecessary network facilities, of nonstrategic wireless assets and some investments. The pretax charges cover $956 million for employee separations and other related items, $1,342 million for asset write-downs, $497 million for closing, selling and consolidating facilities and $345 million for other items. In connection with the plan to separate into three companies, AT&T, Lucent and NCR have entered into various agreements. These agreements generally provide for the separation and distribution of the operating assets and liabilities, and pension plan assets and liabilities, as well as tax sharing and allocation. Additionally, various interim services agreements provide for certain data processing services, telecommunications services and certain support services on specified terms.

*********************************************************************
In accordance with SEC rules and regulations, as uncertainties surrounding our plan to separate are cleared, we will provide more financial information. If you are interested in directly receiving this information as it is made public, it will be available by calling AT&T Shareowner Services toll-free at 1 800 348-8288.
*********************************************************************

REPORT OF MANAGEMENT
Management is responsible for the preparation, integrity and objectivity of the financial statements and all other financial information included in this report. Management is also responsible for maintaining a system of internal controls as a fundamental requirement for the operational and financial integrity of results.
   The financial statements which reflect the consolidated accounts of AT&T and subsidiaries and other financial information shown, were prepared in conformity with generally accepted accounting principles. Estimates included in the financial statements were based on judgments of qualified personnel.
   To maintain its system of internal controls, management carefully selects key personnel and establishes the organizational structure to provide an appropriate division of responsibility. We believe it is essential to conduct business affairs in accordance with the highest ethical standards as set forth in the AT&T Code of Conduct. These guidelines and other informational programs are designed and used to ensure that policies, standards and managerial authorities are understood throughout the organization. Our internal auditors monitor compliance with the system of internal controls by means of an annual plan of internal audits. On an ongoing basis, the system of internal controls is reviewed, evaluated and revised as necessary in light of the results of constant management oversight, internal and independent audits, changes in AT&T's business and other conditions.
   Management believes that the system of internal controls, taken as a whole, provides reasonable assurance that (1) financial records are adequate and can be relied upon to permit the preparation of financial statements in conformity with generally accepted accounting principles, and (2) access to assets occurs only in accordance with management's authorizations.
   The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent auditors meet privately with the Audit Committee. These auditors also have access to the Audit Committee and its individual members at any time.

   The financial statements in this annual report have been audited by Coopers & Lybrand L.L.P., Independent Auditors. Their audits were conducted in accordance with generally accepted auditing standards and include consideration of the internal control structure and selective tests of transactions. Their report follows.




Richard W. Miller                 Robert E. Allen
Executive Vice President,         Chairman of the Board,
Chief Financial Officer           Chief Executive Officer


REPORT OF INDEPENDENT AUDITORS
To the Shareowners of AT&T Corp.:
  We have audited the consolidated balance sheets of AT&T Corp.
and subsidiaries (AT&T) at December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareowners' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of AT&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&T at December 31, 1995 and 1994, and the consolidated results of their operations, changes in their shareowners' equity and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.
  As discussed in Note 3 to the financial statements, in 1993
AT&T changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.


Coopers & Lybrand L.L.P.



1301 Avenue of the Americas
New York, New York
January 25, 1996

CONSOLIDATED STATEMENTS OF INCOME                AT&T CORP. AND SUBSIDIARIES
                                                     Years Ended December 31
Dollars in millions (Except per share amounts)    1995      1994      1993

SALES AND REVENUES
Telecommunications services                    $47,277   $44,600   $42,779
Products and systems                            22,412    21,161    17,925
Rentals and other services                       6,189     6,216     6,143
Financial services and leasing                   3,731     3,117     2,504
TOTAL REVENUES                                  79,609    75,094    69,351

COSTS
Telecommunications services
  Access and other interconnection costs        17,618    17,797    17,772
  Other costs                                    9,123     7,873     7,937
Total telecommunications services               26,741    25,670    25,709
Products and systems                            16,045    13,273    10,966
Rentals and other services                       4,098     3,287     3,319
Financial services and leasing                   2,646     2,152     1,711
TOTAL COSTS                                     49,530    44,382    41,705

GROSS MARGIN                                    30,079    30,712    27,646

OPERATING EXPENSES
Selling, general and administrative expenses    25,146    19,653    18,037
Research and development expenses                3,718     3,110     3,111
TOTAL OPERATING EXPENSES                        28,864    22,763    21,148

OPERATING INCOME                                 1,215     7,949     6,498
Other income - net                                 458       293       546
Loss on sale of stock by subsidiary                  -         -         9
Interest expense                                   738       724     1,032

INCOME BEFORE INCOME TAXES AND
  CUMULATIVE EFFECTS OF
  ACCOUNTING CHANGES                               935     7,518     6,003
Provision for income taxes                         796     2,808     2,301
Income before cumulative
  effects of accounting changes                    139     4,710     3,702
Cumulative effects on prior years
  of changes in accounting for:
  Postretirement benefits (net of income
    tax benefit of $4,294)                           -         -    (7,023)
  Postemployment benefits (net of income
    tax benefit of $681)                             -         -    (1,128)
  Income taxes                                       -         -    (1,457)
Cumulative effects of accounting changes             -         -    (9,608)

NET INCOME (LOSS)                              $   139   $ 4,710   $(5,906)
Weighted average common
  shares outstanding (millions)                  1,592     1,564     1,547
PER COMMON SHARE:
Income before cumulative effects
  of accounting changes                        $  0.09   $  3.01   $  2.39
Cumulative effects of accounting changes             -         -     (6.21)
NET INCOME (LOSS)                              $  0.09   $  3.01   $ (3.82)
The notes on pages 38 through 50 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                    AT&T CORP. AND SUBSIDIARIES
                                                            At December 31

Dollars in millions                                         1995      1994

ASSETS
Cash and temporary cash investments                      $   908   $ 1,208
Receivables, less allowances of $1,583 and $1,251
  Accounts receivable                                     15,493    13,671
  Finance receivables                                     13,782    14,952
Inventories                                                4,074     3,633
Deferred income taxes                                      4,460     3,030
Other current assets                                         792     1,117
TOTAL CURRENT ASSETS                                      39,509    37,611

Property, plant and equipment - net                       22,264    21,279
Licensing costs, net of accumulated
  amortization of $743 and $613                            8,056     4,251
Investments                                                3,885     2,708
Long-term finance receivables                              5,389     4,513
Net investment in operating leases of
  finance subsidiaries                                       888       756
Prepaid pension costs                                      4,664     4,151
Other assets                                               4,229     3,993
TOTAL ASSETS                                             $88,884   $79,262

LIABILITIES
Accounts payable                                         $ 7,071   $ 6,011
Payroll and benefit-related liabilities                    6,256     4,105
Postretirement and postemployment
  benefit liabilities                                        405     1,029
Debt maturing within one year                             16,589    13,666
Dividends payable                                            527       518
Other current liabilities                                  8,524     5,601
TOTAL CURRENT LIABILITIES                                 39,372    30,930

Long-term debt including capital leases                   11,635    11,358
Long-term postretirement and postemployment
  benefit liabilities                                      8,908     8,754
Other long-term liabilities                                5,170     4,285
Deferred income taxes                                      5,199     3,913
Unamortized investment tax credits                           199       232
Other deferred credits                                       400       776
TOTAL LIABILITIES                                         70,883    60,248

MINORITY INTERESTS                                           727     1,093

COMMON SHAREOWNERS' EQUITY
Common shares par value $1 per share                       1,596     1,569
  Authorized shares:  2,000,000,000
  Outstanding shares: 1,596,005,351 at December 31, 1995;
                      1,569,006,000 at December 31, 1994
Additional paid-in capital                                16,614    15,825
Guaranteed ESOP obligation                                  (254)     (305)
Foreign currency translation adjustments                       5       145
Retained earnings (deficit)                                 (687)      687
TOTAL COMMON SHAREOWNERS' EQUITY                          17,274    17,921

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                $88,884   $79,262

The notes on pages 38 through 50 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY
                                                AT&T CORP. AND SUBSIDIARIES
                                                   Years Ended December 31
Dollars in millions                                1995      1994      1993

Common shares
  Balance at beginning of year                 $ 1,569   $ 1,547    $ 1,526
  Shares issued:
    Under employee plans                            13        11          6
    Under shareowner plans                          13         8          8
    Other                                            1         3          7
Balance at end of year                           1,596     1,569      1,547
Additional paid-in capital
  Balance at beginning of year                  15,825    14,324     13,485
  Shares issued:
    Under employee plans                           602       538        183
    Under shareowner plans                         687       424        450
    Other                                           31       133        208
  Shares repurchased                                (4)       (2)        (4)
  Preferred stock redemption                         -       408          -
  Dividends declared                              (527)        -          -
  Other changes                                      -         -          2
Balance at end of year                          16,614    15,825     14,324
Guaranteed ESOP obligation
  Balance at beginning of year                    (305)     (355)      (407)
  Amortization                                      51        50         52
Balance at end of year                            (254)     (305)      (355)
Foreign currency translation adjustments
  Balance at beginning of year                     145       (32)        65
  Translation adjustments                         (140)      177        (97)
Balance at end of year                               5       145        (32)
Retained earnings (deficit)
  Balance at beginning of year                     687    (2,110)     5,644
  Net income                                       139     4,710     (5,906)
  Dividends paid                                (1,570)   (1,940)    (1,780)
  Other changes                                     57        27        (68)
Balance at end of year                            (687)      687     (2,110)
Total Shareowners' Equity                      $17,274   $17,921    $13,374

  In March 1990 we issued 13.4 million new shares of common stock in connection with the establishment of an ESOP feature for the nonmanagement savings plan. The shares are being allocated to plan participants over ten years commencing in July 1990 as contributions are made to the plan.
  We have 100 million authorized shares of preferred stock at $1 par value. No preferred stock is currently issued or outstanding.


The notes on pages 38 through 50 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS            AT&T CORP. AND SUBSIDIARIES
                                                     Years Ended December 31

Dollars in millions                               1995      1994      1993

OPERATING ACTIVITIES
Net income (loss)                              $   139   $ 4,710   $(5,906)
Adjustments to reconcile net income(loss) to
  net cash provided by operating activities:
    Restructuring and other charges              7,685         -       498
    Cumulative effects of accounting changes         -         -     9,608
    Depreciation and amortization                4,845     4,633     4,702
    Provision for uncollectibles                 2,378     1,929     1,665
    Increase in accounts receivable             (3,386)   (2,673)   (2,211)
    Increase in inventories                     (1,206)     (394)     (594)
    Increase (decrease) in accounts payable      1,043     1,125      (295)
    Net decrease (increase) in other operating
      assets and liabilities                       366      (793)   (1,579)
    Other adjustments for noncash items - net   (2,174)      509     1,505
NET CASH PROVIDED BY OPERATING ACTIVITIES        9,690     9,046     7,393

INVESTING ACTIVITIES
Capital expenditures, net of proceeds from
  sale or disposal of property, plant and
  equipment of $414, $354 and $198              (5,997)   (4,572)   (4,142)
Increase in finance assets,
  net of lease-related repayments of
  $3,960, $3,760 and $3,703                     (3,785)   (5,315)   (4,222)
Cash proceeds from securitizations of
 finance receivables                             3,747       303       586
Additions to licensing costs                    (1,978)     (293)      (89)
Net increase in investments                       (228)     (165)     (453)
(Acquisitions)dispositions,net of cash acquired (3,355)      144      (228)
Other investing activities - net                  (357)       53       (86)
NET CASH USED IN INVESTING ACTIVITIES          (11,953)   (9,845)   (8,634)

FINANCING ACTIVITIES
Proceeds from long-term debt issuances           5,504     6,134     4,386
Retirements of long-term debt                   (4,519)   (5,637)   (5,879)
Issuance of common shares                        1,214       973     1,053
Dividends paid                                  (2,088)   (1,870)   (1,774)
Increase in short-term borrowings - net          1,760     1,746     2,586
Other financing activities - net                    87       (32)       25
NET CASH PROVIDED BY FINANCING ACTIVITIES        1,958     1,314       397

Effect of exchange rate changes on cash              5        22         3

Net increase (decrease) in cash and
  temporary cash investments                      (300)      537      (841)
Cash and temporary cash investments at
   beginning of year                             1,208       671     1,512

Cash and temporary cash investments at
   end of year                                 $   908   $ 1,208   $   671

The notes on pages 38 through 50 are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT&T CORP. AND SUBSIDIARIES (AT&T)
(Dollars in Millions, except per share amounts)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION
The consolidated financial statements include all majority-owned subsidiaries. Investments in which we exercise significant influence but which we do not control (generally a 20% - 50% ownership interest) are accounted for under the equity method of accounting. Generally, investments in which we have a less than 20% ownership interest are accounted for under the cost method of accounting. The fiscal year of most AT&T operations ends December 31.

CURRENCY TRANSLATION
For operations outside of the U.S. that prepare financial statements in currencies other than the U.S. dollar, we translate income statement amounts at average exchange rates for the year, and we translate assets and liabilities at year-end exchange rates. We present these translation adjustments as a separate component of shareowners' equity.

REVENUE RECOGNITION

REVENUE FROM                        BASIS OF RECOGNITION
Telecommunications Services         Minutes of traffic processed
                                      and contracted fees
Products and Systems                Percentage-of-completion method
                                      for most long-term contracts;
                                      upon performance of
                                      contractual obligations for
                                      others
Rentals and Other Services          Proportionately over contract
                                      periods or as services are
                                      performed
Financial Services and Leasing      Over the life of the finance
                                      receivables using the
                                      interest method, or straight-
                                      line over life of operating
                                      leases
SOFTWARE PRODUCTION COSTS
Until technological feasibility is established, we expense the costs of developing computer software that we plan to sell, lease or otherwise market, as incurred. After that time, we capitalize the remaining software production costs and amortize them to costs over the estimated period of sales and revenues.

ADVERTISING COSTS
We expense costs of advertising as incurred. Advertising expense was $2,265, $2,219 and $1,665 in 1995, 1994 and 1993, respectively.

INVESTMENT TAX CREDITS
We amortize investment tax credits as a reduction to the provision for income taxes over the useful lives of the property that produced the credits.

EARNINGS PER SHARE
We use the weighted average number of shares of common stock and common stock equivalents outstanding during each period to compute earnings per common share. Common stock equivalents are stock options that we assume to be exercised for the purposes of this computation.

TEMPORARY CASH INVESTMENTS
We consider all highly liquid investments with original maturities of generally three months or less to be temporary cash investments.

INVENTORIES
We state inventories at the lower of cost or market (i.e., net realizable value or replacement cost). Cost includes material, labor and manufacturing overhead. We determine cost principally on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT
We state property, plant and equipment at cost and determine depreciation using either the group or unit method. The unit method is used primarily for laboratory equipment, large computer systems, and certain international earth stations and submarine cables. When we sell assets that were depreciated using the unit method, we include the gains or losses in operating results. The group method is used for most other depreciable assets. When we sell or retire plant that was depreciated using the group method, we deduct the original cost from the plant account and from accumulated depreciation.
  We use accelerated depreciation methods for factory facilities and digital equipment used in the telecommunications network, except switching equipment placed in service before 1989 and certain high technology computer processing equipment. All other plant and equipment is depreciated on a straight-line basis.

LICENSING COSTS
Licensing costs are costs incurred to develop or acquire cellular, personal communications services (PCS) and messaging licenses.
Generally, amortization begins with the commencement of service to customers and is computed using the straight-line method over a period of 40 years.

GOODWILL
Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations treated as purchases. We amortize goodwill on a straight-line basis over the periods benefited, principally in the range of 10 to 40 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

DERIVATIVE FINANCIAL INSTRUMENTS
We use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. Derivatives, used as part of our risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Gains and losses that do not qualify as hedges are recognized in other income or expense.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for doubtful accounts, inventory obsolescence, product warranty reserves, depreciation and amortization, employee benefit plans, taxes, restructuring reserves and contingencies.

RECLASSIFICATIONS
We reclassified certain amounts for previous years to conform with the 1995 presentation.

2.  RESTRUCTURING OF AT&T
On September 20, 1995, we announced a plan to separate AT&T into three independent, publicly held, global companies that will each focus on serving certain core businesses: communications services (AT&T), communications systems and technology (Lucent Technologies Inc.) and transaction-intensive computing (NCR Corporation). We are planning an initial public offering of approximately 15% of Lucent Technologies Inc. (Lucent) common stock in the first half of 1996 with our remaining interest in Lucent and NCR Corporation (NCR) being spun off to AT&T shareowners by the end of 1996. The plan also includes our intention to pursue the sale of our remaining interest in AT&T Capital Corporation (AT&T Capital) in 1996. Our plan is subject to several conditions, including receipt of a favorable tax ruling and other approvals, and the absence of events or developments that would have a material adverse impact on AT&T or its shareowners. In connection with the plan AT&T, Lucent and NCR have entered into various agreements. These agreements generally provide for the separation and distribution of the operating assets and liabilities and pension plan assets and liabilities, as well as tax sharing and allocation. Additionally, various interim service agreements provide for certain data processing services, telecommunication services and certain support services on specified terms.

3.CHANGES IN ACCOUNTING PRINCIPLES
IMPAIRMENT OF LONG-LIVED ASSETS
Effective October 1, 1995, we adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not materially affect our reported earnings, financial condition or cash flows because this was essentially the same method we used in the past to measure and record asset impairments. Our 1995 restructuring and other charges included recognition of asset impairments.

POSTRETIREMENT BENEFITS
We adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. This standard requires us to accrue estimated future retiree benefits during the years employees are working and accumulating these benefits. Previously, we expensed health care benefits as claims were incurred and life insurance benefits as plans were funded.
  In 1993, we recorded a one-time pretax charge for the unfunded portions of these liabilities of $11,317 ($7,023, or $4.54 per share, after taxes). Apart from these cumulative effects on prior years of the accounting change, this change in accounting had no material effect on net income and it does not affect cash flows.

POSTEMPLOYMENT BENEFITS
We also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. Analogous to SFAS No. 106, this standard requires us to accrue for estimated future postemployment benefits, including separation payments, during the years employees are working and accumulating these benefits and for disability payments when the disabilities occur. Before this change in accounting, we recognized costs for separations when they were approved and disability benefits when they were paid.
  We recorded a one-time pretax charge for the unprovided portion of these liabilities of $1,809 ($1,128, or $0.73 per share, after taxes). This change does not affect cash flows.

INCOME TAXES
We also adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. Among other provisions, this standard requires us to compute deferred tax amounts using the enacted corporate income tax rates for the years in which the taxes will be paid or refunds received.
  The adoption of this standard reduced net income by $1,457 ($0.94 per share). Apart from these cumulative effects on prior years of the accounting change, this new accounting method had no material effect on net income in 1993. Unless Congress changes tax rates, we do not expect this change to affect net income materially in future periods. This change does not affect cash flows.

STOCK-BASED COMPENSATION
In 1996 we will adopt SFAS No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. We intend to adopt this standard by disclosing the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will not impact our results of operations, financial position or cash flows.

4.MERGER WITH MCCAW CELLULAR COMMUNICATIONS, INC. (McCaw)
On September 19, 1994, AT&T merged with McCaw, now AT&T Wireless Services. As a result, 197.5 million shares of McCaw common stock were converted into shares of AT&T common stock. In addition, AT&T assumed 11.3 million McCaw stock options which were converted into AT&T stock options at the same exchange ratio. The merger was accounted for as a pooling of interests, and the consolidated financial statements were restated for all periods prior to the merger to include the accounts and operations of McCaw. Merger related expenses of $246 incurred in 1994 ($187 net of taxes) were reported as selling, general and administrative expenses.

5.PURCHASE OF REMAINING 48% OF LIN BROADCASTING
On October 3, 1995, we acquired the remaining 48% of LIN Broadcasting Corporation (LIN), now a wholly-owned subsidiary of AT&T Wireless Services, for a total purchase price of approximately $3.3 billion. The acquisition was accounted for using the purchase method. Accordingly, we allocated the purchase price to assets acquired and liabilities assumed based on their fair values. The allocations were $2.0 billion to licensing costs, $.9 billion to investments, $1.1 billion to goodwill and $.7 billion to deferred taxes. The goodwill and the licensing costs are being amortized on a straight-line basis over 35 years. The initial 52% interest of LIN was acquired by McCaw on March 1, 1990. Accordingly, the results of operations, assets and liabilities of LIN have been included in the consolidated financial statements since March 1, 1990.

6.PREFERRED STOCK REDEMPTION
On June 24, 1994, LCH Communications (LCH), a subsidiary of LIN Broadcasting Corporation, redeemed all $1.3 billion of its outstanding redeemable preferred stock held by Comcast Cellular Communications, Inc. in exchange for all of the capital stock of one of LCH's subsidiaries.
  As a result of the redemption, we eliminated the net assets and recorded a gain on the sale of assets of $12 and a tax benefit of $74. The $784 difference between the book value of the preferred stock and the fair value of the assets exchanged was recorded as $408 of additional paid-in capital and $376 of minority interests.

7.SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                              1995     1994     1993
INCLUDED IN COSTS
Amortization of software production costs   $  365   $  370   $  359

Amortization of licensing costs                133      115      108

COST OF FINANCIAL SERVICES AND LEASING
Interest expense                            $1,049   $  725   $  506
Depreciation, provision for losses
  and other                                  1,597    1,427    1,205
Total                                       $2,646   $2,152   $1,711

INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Amortization of goodwill                    $  128   $   97   $   89

OTHER INCOME - NET
Interest income                             $  101   $   72   $  141
Royalties and dividends                         74       30       59
Minority interests in earnings
  of subsidiaries                              (73)     (64)      (9)
Miscellaneous - net                            356      255      355
Total other income-net                      $  458   $  293   $  546

In June 1993 we sold our remaining 77% interest in UNIX System
Laboratories, Inc. to Novell, Inc. (Novell) in exchange for approximately 3% of Novell's common stock. Our gain on the sale was $217. Between 1995 and 1994 we subsequently recognized a cumulative decline of $107 in the value of the stock of Novell.

                                               1995     1994     1993
DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                          $121      $47      $72

SUPPLEMENTARY BALANCE SHEET INFORMATION
AT DECEMBER 31                                1995     1994

INVENTORIES
Completed goods                            $ 2,293  $ 2,022
Work in process and raw materials            1,781    1,611
Total inventories                          $ 4,074  $ 3,633

PROPERTY, PLANT AND EQUIPMENT
Land and improvements                      $   772  $   761
Buildings and improvements                   9,562    9,240
Machinery, electronic and other equipment   38,729   34,797
Total property, plant and equipment         49,063   44,798
Accumulated depreciation                   (26,799) (23,519)
Property, plant and equipment - net        $22,264  $21,279

INVESTMENTS
Accounted for by the equity method         $ 3,329  $ 2,314
Stated at cost or fair value                   556      394
Total investments                          $ 3,885  $ 2,708

OTHER ASSETS
Unamortized software production costs      $   489  $   483
Unamortized goodwill                         1,735    1,007
Deferred charges                               378      746
Other                                        1,627    1,757
Total other assets                         $ 4,229  $ 3,993

SUPPLEMENTARY CASH FLOW INFORMATION
                                              1995     1994     1993
Interest payments net of
  amounts capitalized                      $ 1,691  $ 1,445  $ 1,728
Income tax payments                          1,893    2,047    1,733

  The following table displays the noncash items excluded from the consolidated statements of cash flows:

Machinery and equipment acquired under
  capital lease obligations                $    41  $    13  $    15

EXCHANGE OF STOCK
Net assets                                 $     -  $     2  $   (43)
Investments                                      -        -      260
Licenses                                        32      134       96
Total                                      $    32  $   136  $   313

ACQUISITION/DISPOSITION ACTIVITIES
Net receivables                            $   (46) $    24  $   (19)
Inventories                                     72      (10)      (1)
Property, plant and equipment                 (106)       3     (132)
Licensing costs                             (1,960)     (79)       5
Accounts payable                                 1       (8)       7
Short-term and long-term debt                 (450)      47        3
Other operating assets and liabilities-net    (866)     167      (91)
Net noncash items consolidated              (3,355)     144     (228)
Net cash (used for) received from
  acquisitions/dispositions                $(3,355) $   144  $  (228)

8.BUSINESS RESTRUCTURING AND OTHER CHARGES
In the fourth quarter of 1995, we recorded a pretax charge of $6,248 to cover restructuring costs of $5,336 and asset impairments and other charges of $912. Our fourth quarter charges include plans to restructure our consumer products business to implement major process improvements in how it designs, manufactures and distributes those products; consolidating and reorganizing numerous corporate and business unit operations during the next two years; and selling the AT&T Microelectronics Interconnect business and AT&T Paradyne. Accordingly, the fourth quarter restructure charge of $5,336 included the separation costs for nearly 40,000 employees, of which about 24,000 were management and 16,000 were occupational. As of December 31, 1995, approximately 7,400 management employees have accepted a voluntary severance package and will leave in early 1996. We expect 70% of all separations to be completed by the end of 1996 with the majority of the remaining separations being completed during 1997.
The force reductions include about 10,000 corporate-wide staff jobs in functions such as information systems, human resources, financial operations, legal and public relations. The remaining separations will occur within the operating units of the ongoing AT&T and Lucent. The restructuring charge also included costs associated with early termination of building leases and asset write-downs as part of our plan to sell certain businesses and to restructure our operations.
  In the third quarter of 1995, we approved the restructuring plans of NCR and recorded a pretax charge totaling $1,597 to cover restructuring costs of $1,547 and other charges of $50. NCR's plans include discontinuing the manufacture of personal computers, consolidating facilities globally, reducing industry markets served, as well as separating about 7,200 employees, including 3,200 in foreign locations. We expect to complete all NCR's restructuring plans by the end of 1996. As of December 31, 1995, about 4,900 employees have left NCR and the remainder will leave in 1996.
  In 1993 we recorded a $498 pretax provision for business restructuring. Of the total provision, $227 was related to costs at NCR and $215 was for restructuring customer support functions for telecommunications services. The remainder of the provision consisted of $23 related to closing plants and $33 related to operations that service the U.S. federal government. The total 1993 provision of $498 was recorded as $13 in costs of products and systems, $90 in costs of other services, $373 in selling, general and administrative expenses and $22 in research and development expenses.
  The following table displays a rollforward of the liabilities for business restructuring from December 31, 1993 to December 31, 1995:

               Dec. 31,                                        Dec.31,
                   1993                                          1994
                                        1994
                           ______________________________________
Type of Cost   Balance   Additions      Other     Payments  Balance

Employee
 separations      $ 356            $ 5    $ (52)       $(265)      $ 44
Facility closings   788             21        4         (172)       641
Other               296              8      (67)         (28)       209

Total            $1,440            $34    $(115)       $(465)      $894
___________________________________________________________________________

                     Dec.31,                                      Dec.31,
                     1994                  1995                      1995
                          ________________________________
Type of Cost   Balance   Additions      Other     Payments  Balance

Employee
 separatons         $ 44      $2,712       $(22)         $(165)   $2,569
Facility closings    641         895        (51)          (277)    1,258
Other                209         837        (10)           (86)      950

Total               $894      $4,444       $(83)         $(478)   $4,777
___________________________________________________________________________

Other represents reversals of business restructuring reserves no longer required.

     The December 31, 1993 business restructuring balance included reserves primarily for real estate, NCR and reengineering operator services. As of December 31, 1995, $469 of the $1,440 December 31,

1993 balance remained. This balance is related to excess space at some locations and is expected to be fully utilized over the remaining terms of the leases.
     We believe that the liabilities for business restructuring of $4,777 at December 31, 1995 are adequate to complete our plans.
     In 1995 in addition to recording restructuring liabilities of $4,444, asset impairments of $1,734 (which were credited directly to the related asset balances) and $705 of benefit plan losses were included in the total restructure costs of $6,883. Benefit plan losses relate to our pension and other employee benefit plans and primarily represent losses in the current year for actuarial changes that otherwise might have been amortized over future periods.
  The fourth quarter charge also included $799 for writing down certain impaired assets, including the write-down in the value of some unnecessary network facilities, the write-down of nonstrategic wireless assets and the reduction in value of some investments. There were no assets to be disposed of or sold included in these write-downs. The third and fourth quarter charges also included $163 of other items, none of which individually exceed 1% of the total charge.
  The pretax total of the third and fourth quarter charges of $7,845 for 1995 was recorded as $670 in costs of telecommunications services, $1,676 in costs of products and systems, $717 in costs of rentals and others services, $6 in costs of financial services and leasing, $4,359 in selling, general and administrative expenses and $417 in research and development expenses. If viewed by type of cost, the combined charges reflect $3,417 for employee separations and other related items; $2,533 for asset write-downs; $895 for closing, selling and consolidating facilities; and $1,000 for other items. The total combined charges reduced net income by $5,353 or $3.36 per share. Of the total combined charges, we have made cash payments of $160 as of December 31, 1995 and approximately $4.4 billion will result in payment of cash in the future. Approximately, $3.3 billion related to noncash items.

9.INCOME TAXES
The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

                                              1995     1994     1993
U.S. federal statutory income tax rate         35%      35%      35%
Federal income tax at statutory rate         $327   $2,631   $2,101
Amortization of investment tax credits        (36)     (33)     (92)
State and local income taxes, net of
  federal income tax effect                   120      296      287
Amortization of intangibles                    94       20       24
Foreign rate differential                     106       36       45
Taxes on repatriated and accumulated
  foreign income, net of tax credits          194      (71)     (20)
Research credits                              (58)     (66)     (47)
Effect of tax rate change on
  deferred tax assets                           -        -      (23)
Other differences-net                          49       (5)      26
Provision for income taxes                   $796   $2,808   $2,301
Effective income tax rate                    85.1%    37.4%    38.3%

  The 1995 effective tax rate is high primarily due to the foreign tax effects associated with the restructuring and other charges.

  The U.S. and foreign components of income before income taxes and the provision for income taxes are presented in this table:

INCOME BEFORE INCOME TAXES                   1995     1994     1993
United States                             $ 1,799   $6,841   $5,705
Foreign                                      (864)     677      298
Total                                     $   935   $7,518   $6,003

PROVISION FOR INCOME TAXES
CURRENT
Federal                                   $ 1,606   $1,618   $  925
State and local                               390      300      206
Foreign                                       212      225      169
                                          $ 2,208   $2,143   $1,300
DEFERRED
Federal                                   $(1,023)  $  488   $  910
State and local                              (205)     155      212
Foreign                                      (148)      60      (41)
                                          $(1,376)  $  703   $1,081

Deferred investment tax credits-net*          (36)     (38)     (80)
Provision for income taxes                $   796   $2,808   $2,301

*Net of amortization of $36 in 1995, $33 in 1994 and $92 in 1993.

  Deferred tax liabilities are taxes we expect to pay in future periods. Similarly, deferred tax assets are recorded for expected reductions in taxes payable in future periods. Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Deferred tax liabilities and assets consist of the following:

                                                      1995      1994
LONG-TERM DEFERRED INCOME TAX LIABILITIES:
  Property, plant and equipment                    $ 6,981   $ 5,872
  Investments                                          792       343
  Other                                              1,568     1,370
Total long-term deferred tax liabilities           $ 9,341   $ 7,585

LONG-TERM DEFERRED INCOME TAX ASSETS:
  Business restructuring                           $   853   $   479
  Net operating loss/credit carryforwards              410       175
  Employee pensions and other benefits-net           2,353     2,618
  Reserves and allowances                              329       141
  Valuation allowance                                 (293)     (178)
  Other                                                490       437
Total long-term deferred income tax assets         $ 4,142   $ 3,672
Net long-term deferred income tax liabilities      $ 5,199   $ 3,913

CURRENT DEFERRED INCOME TAX LIABILITIES:
Total current deferred income tax liabilities $ 210 $ 110 CURRENT DEFERRED INCOME TAX ASSETS:
  Business restructuring                           $   763   $    99
  Net operating loss/credit carryforwards               61        99
  Employee pensions and other benefits               1,546     1,166
  Reserves and allowances                            1,472     1,126
  Valuation allowance                                  (61)        -
  Other                                                889       650
Total current deferred income tax assets           $ 4,670   $ 3,140
Net current deferred income tax assets             $ 4,460   $ 3,030

  At December 31, 1995 we had net operating loss carryforwards (tax affected) for federal and state income tax purposes of $115 and $98, respectively, expiring through 2010. We also had foreign net operating loss carryforwards (tax affected) of $192, of which $145 has no expiration date, with the balance expiring by 2002. Federal and foreign tax credit carryforwards amounting to $65 also exist. The majority of these credits are not subject to expiration. We recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

10.LEASES
AS LESSOR
We provide financing on sales of our products and those of other companies, primarily through AT&T Capital, and lease our products to customers under sales-type leases. This table displays our net investment in direct financing and sales-type leases that are primarily included in finance receivables:

At December 31                               1995     1994

Minimum lease payments receivable          $6,699   $5,414
Estimated unguaranteed residual values        731      593
Unearned income                            (1,189)  (1,006)
Allowance for credit losses                  (166)    (127)
Net investment                             $6,075   $4,874

  This table shows the scheduled maturities for our $6,699
minimum lease payments receivable on these leases at December 31,
1995:
              1996     1997     1998     1999     2000  Later Years
            $2,574   $1,868   $1,164     $637     $254     $202

  We lease airplanes, energy-producing facilities and transportation equipment under leveraged leases having original terms ranging from 10 to 30 years, expiring in various years from 1996 through 2026.
Leveraged leases are included in finance receivables on the balance sheet. This table shows our net investment in leveraged leases:

At December 31                               1995     1994

Rentals receivable (net of principal
 and interest on nonrecourse notes)        $  885   $  967
Estimated unguaranteed
 residual values                              787      781
Unearned income                              (396)    (472)
Allowance for credit losses                   (34)     (30)
Investment in leveraged leases              1,242    1,246
Deferred taxes                             (1,189)  (1,066)
Net investment                             $   53   $  180

  We lease assets to others through operating leases, the majority of which are cancelable. Assets under operating leases, other than those owned by our finance subsidiaries, are included in property, plant and equipment. This table shows our net investment in operating leases:

At December 31                               1995     1994

Machinery, electronic and other equipment  $1,902   $1,391
Buildings and land                            800      738
Less: Accumulated depreciation             (1,142)    (817)
Net investment                             $1,560   $1,312

This table shows the $1,030 of future minimum rentals receivable under noncancelable operating leases at December 31, 1995:

              1996     1997     1998     1999     2000  Later Years
              $384     $224     $127      $60      $35      $200


AS LESSEE
We lease land, buildings and equipment through contracts that expire in various years through 2026. Our rental expense under operating leases was $1,088 in 1995, $1,098 in 1994 and $1,095 in 1993. The
table below shows our future minimum lease payments due under noncancelable leases at December 31, 1995. Such payments total $2,796 for operating leases. The total of minimum rentals to be received in the future under noncancelable subleases related to operating leases as of December 31, 1995 was $586.

              1996     1997     1998     1999     2000  Later Years
              $546     $461     $360     $293     $238     $898

11.DEBT OBLIGATIONS
DEBT MATURING WITHIN ONE YEAR
The following table displays the details of debt maturing within one year:

Amount                                        1995     1994     1993
Commercial paper                           $12,829  $10,777  $ 8,761
Long-term debentures and notes               3,236    2,535    2,019
Long-term lease obligations                     36       30       52
Other                                          488      324      231
Total debt maturing within one year        $16,589  $13,666  $11,063

Weighted Average Interest Rate (a)
Commercial paper                               6.0%     4.7%     3.3%
Long-term debt                                 7.1%     9.7%    10.0%

Average Short-Term Debt Outstanding
 During the Year
Amounts                                    $10,016  $ 8,400  $ 8,010
Weighted average interest rate (a)             6.1%     4.6%     3.7%
Maximum amount of short-term debt at any
 month end during the year                 $13,489  $11,357  $ 9,959

(a) Computed by dividing the average face amount of debt into the aggregate related interest expense.

  A consortium of lenders provides revolving credit facilities of $9.5 billion to AT&T and $2.0 billion to AT&T Capital. These credit facilities were unused at December 31, 1995. Both AT&T and AT&T Capital also maintain lines of credit with different consortiums of primarily foreign banks totaling approximately $340 and $1,035, respectively. At December 31, 1995, $304 and $638, respectively, of these foreign lines of credit were unused. The credit facilities, as described above, are intended for general corporate purposes, which include support for AT&T's and AT&T Capital's commercial paper.

LONG-TERM OBLIGATIONS
This table shows the outstanding long-term debt obligations at December 31:

Interest Rates (b)      Maturities                   1995      1994
DEBENTURES
4 3/8% to 4 3/4%        1996-1999                 $   750   $   750
5 1/8% to 7 1/8%        2000-2001                     500       500
8 1/8% to 9%            1996-2031                   1,999     1,700

NOTES
4 1/4% to 7 3/4%        1995-2025                   8,091     6,291
7 4/5% to 8 19/20%      1995-2025                   1,397       348
9% to 13%               1995-2020                     178       373
Variable rate           1995-2054                   1,249     3,187
                                                   14,164    13,149
Long-term lease obligations                           166       105
Other                                               1,140     1,062
Less: Unamortized discount-net                         75        69
Total long-term obligations                        15,395    14,247
Less: Amounts maturing within one year              3,760     2,889
Net long-term obligations                         $11,635   $11,358

(b)Note that the actual interest paid on our debt obligations may have differed from the stated amount due to our entering into interest rate swap contracts to manage our exposure to interest rate risk and our strategy to reduce finance costs.

  This table shows the maturities, at December 31, 1995, of the $15,395 in total long-term obligations:

          1996     1997     1998     1999     2000  Later Years
        $3,760   $2,071   $1,709   $1,527     $779    $5,549

12.EMPLOYEE BENEFIT PLANS
PENSION PLANS
We sponsor noncontributory defined benefit plans covering the majority of our employees. Benefits for management employees are principally based on career-average pay. Benefits for occupational employees are not directly related to pay.
  Pension contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants. We compute pension cost using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1995, 1994 and 1993.

Pension cost includes the following components:

                                             1995     1994     1993
Service cost-benefits earned during
  the period                               $  570   $  669   $  536
Interest cost on projected benefit
  obligation                                2,551    2,400    2,294
Amortization of unrecognized prior
  service costs                               280      230      251
Credit for expected return on plan
  assets*                                  (3,318)  (3,260)  (3,110)
Amortization of transition asset             (500)    (501)    (500)
Charges for special pension options           213        -       74
Net pension credit                         $ (204)  $ (462)  $ (455)
*The actual return on plan assets was $9,484 in 1995, $582 in 1994 and $5,068 in 1993.

  The net pension credit of $204 in 1995 was reduced by a one-time charge of $213 for early retirement options and curtailments.

 This table shows the funded status of the defined benefit plans:

At December 31                                          1995     1994
Actuarial present value of accumulated
  benefit obligation, including vested benefits
  of $32,726 and $26,338, respectively              $36,052   $28,801

Plan assets at fair value                           $47,634   $40,131
Less: Actuarial present value of projected
  benefit obligation                                 37,989    30,125
Excess of assets over projected benefit obligation    9,645    10,006
Unrecognized prior service costs                      2,297     2,319
Unrecognized transition asset                        (2,961)   (3,460)
Unrecognized net gain                                (4,528)   (4,928)
Net minimum liability of nonqualified plans            (166)     (103)
Prepaid pension costs                               $ 4,287   $ 3,834

 We used these rates and assumptions to calculate the projected benefit obligation:

At December 31                                        1995     1994
Weighted-average discount rate                        7.0%     8.7%
Rate of increase in future
  compensation levels                                 5.0%     5.0%

  The prepaid pension costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the consolidated balance sheets.
  We are amortizing over approximately 15.9 years the unrecognized transition asset related to our 1986 adoption of SFAS No. 87, "Employers' Accounting for Pensions." We amortize prior service costs primarily on a straight-line basis over the average remaining service period of active employees. Our plan assets consist primarily of listed stocks (including $259 and $216 of AT&T common stock at December 31, 1995 and 1994, respectively), corporate and governmental debt, real estate investments, and cash and cash equivalents.

SAVINGS PLANS
We sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions amounted to $408 in 1995, $357 in 1994 and $351 in 1993.

13.POSTRETIREMENT BENEFITS
Our benefit plans for retirees include health care benefits, life insurance coverage and telephone concessions. This table shows the components of the net postretirement benefit cost:

                                                       1995      1994
Service cost - benefits earned during the period      $  98     $ 108
Interest cost on accumulated postretirement
  benefit obligation                                    888       852
Expected return on plan assets *                       (298)     (243)
Amortization of unrecognized prior service costs         67        14
Amortization of net loss (gain)                         (14)        1
Charge for special options                               11         -
Net postretirement benefit cost                       $ 752     $ 732
* The actual return on plan assets was $962 in 1995 and ($30) in 1994.

  We had approximately 146,700 retirees in 1995, 144,900 in 1994 and 142,200 in 1993.
  Our plan assets consist primarily of listed stocks, corporate and governmental debt, cash and cash equivalents, and life insurance contracts. The following table shows the funded status of our postretirement benefit plans reconciled with the amounts recognized in the consolidated balance sheets:

At December 31                                          1995     1994

Accumulated postretirement benefit obligation:
  Retirees                                           $ 8,250  $ 7,476
  Fully eligible active plan participants              1,453      822
  Other active plan participants                       2,869    1,751
Accumulated postretirement benefit obligation         12,572   10,049
Plan assets at fair value                              4,704    3,291
Unfunded postretirement obligation                     7,868    6,758
Less:
  Unrecognized prior service costs                       771      (46)
  Unrecognized net (gain)loss                           (292)  (1,012)
Accrued postretirement benefit obligation            $ 7,389   $ 7,816

  We made these assumptions in valuing our postretirement benefit obligation at December 31:
                                                       1995      1994
Weighted-average discount rate                          7.0 %     8.8%
Expected long-term rate of return
  on plan assets                                        9.0 %     9.0%
Assumed rate of increase in the per
  capita cost of covered health care benefits           6.1 %     8.6%

  We assumed that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1995 to 4.9% by the year 2005 and then remain level. This assumption greatly affects the amounts reported. To illustrate, increasing the assumed trend rate by 1% in each year would raise our accumulated postretirement benefit obligation at December 31, 1995 by $646 and our 1995 postretirement benefit costs by $53.

14.STOCK OPTIONS
In our Long-Term Incentive Program, we grant stock options, stock appreciation rights (SARs), either in tandem with stock options or free-standing, and other awards. On January 1 of each year, 0.6% of the outstanding shares of our common stock become available for grant. The exercise price of any stock option is equal to or greater than the stock price when the option is granted. When granted in tandem, exercise of an option or SAR cancels the other to the extent of such exercise. Before our mergers with McCaw, NCR and Teradata, and our purchase of LIN, stock options were granted under the separate stock option plans of those companies. No new options can be granted under those plans.

Option transactions are shown below:

Number of Shares                      1995        1994        1993

Balance at January 1             40,284,801  38,011,478  36,777,098
Options granted                  13,276,698   5,803,142   7,261,355
Options assumed in purchase
  of LIN                     3,381,869           -             -
Options and SARs exercised       (8,181,161) (2,498,132) (5,766,132)
Average price                        $29.39      $25.04      $23.93
Options forfeited                (1,073,142) (1,031,687)   (260,843)
At December 31:
Options outstanding              47,689,065  40,284,801  38,011,478
Average price                        $43.21      $36.61      $33.52
Options exercisable              28,775,262  28,010,381  24,063,837
Shares available for grant       17,524,180  22,014,728  25,264,307

  During 1995, 154,887 SARs were exercised and no SARs were granted. At December 31, 1995, 685,897 SARs remained unexercised and all of these were exercisable.

15.SEGMENT INFORMATION
INDUSTRY SEGMENTS
Our operations in the global information movement and management industry involve providing wireline and wireless telecommunications services, business information processing systems, and other systems, products and services that combine communications and computers. Our operations in the financial services and leasing industry involve direct financing and finance leasing programs for our products and the products of other companies, leasing products to customers under operating leases and being in the general-purpose credit card business. Miscellaneous other activities, including the distribution of computer equipment through retail outlets, in the aggregate, represent less than 10% of revenues, operating income and identifiable assets and are included in the information movement and management segment. Revenues between industry segments are not material.

                                             1995     1994     1993
REVENUES
Information movement and management        $75,878  $71,977  $66,847
Financial services and leasing               3,731    3,117    2,504
                                           $79,609  $75,094  $69,351

                                              1995     1994     1993
OPERATING INCOME (LOSS)
Information movement and management        $ 1,519  $ 8,107 $  6,769
Financial services and leasing                 486      394      339
Corporate and nonoperating                  (1,070)    (983)  (1,105)
Income before income taxes                 $   935  $ 7,518  $ 6,003

ASSETS
Information movement and management        $66,155  $56,551  $51,971
Financial services and leasing              21,368   21,462   17,033
Corporate assets                             1,839    1,714    1,104
Eliminations                                  (478)    (465)    (715)
                                           $88,884  $79,262  $69,393

DEPRECIATION AND AMORTIZATION
Information movement and management        $ 4,405  $ 4,193  $ 4,271
Financial services and leasing                 440      440      431

CAPITAL EXPENDITURES
Information movement and management        $ 5,853  $ 4,244  $ 3,839
Financial services and leasing                 144      328      303

TOTAL LIABILITIES
Financial services and leasing             $19,072  $19,463  $15,329

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

                                           1995      1994      1993
REVENUES - EXTERNAL CUSTOMERS
United States                            $70,896   $67,769   $63,775
Other geographic areas                     8,713     7,325     5,576
                                         $79,609   $75,094   $69,351
TRANSFERS BETWEEN GEOGRAPHIC AREAS
(ELIMINATED IN CONSOLIDATION)
United States                            $ 1,378   $ 1,679   $ 1,374
Other geographic areas                     1,221     1,291     1,125
                                         $ 2,599   $ 2,970   $ 2,499
OPERATING INCOME (LOSS)
United States                            $ 3,792   $ 8,651   $ 7,355
Other geographic areas                    (1,787)     (150)     (247)
Corporate and nonoperating                (1,070)     (983)   (1,105)
Income before income taxes               $   935   $ 7,518   $ 6,003

ASSETS
United States                            $76,624   $69,718   $63,194
Other geographic areas                    12,085     9,361     6,901
Corporate assets                           1,839     1,714     1,104
Eliminations                              (1,664)   (1,531)   (1,806)
                                         $88,884   $79,262   $69,393

  Data on other geographic areas pertain to operations that are located outside of the U.S. Our revenues from all international activities, including those in the table, international telecommunications services and exports, provided 26.2% of consolidated revenues in 1995, 25.2% in 1994, and 24.4% in 1993.
  Corporate assets are principally cash and temporary cash investments.

CONCENTRATIONS
As of December 31, 1995, we are not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact our operations. We also do not have a concentration of available sources of supply materials, labor, services, or licenses or other rights that could, if suddenly eliminated, severely impact our operations.

16.CONTINGENCIES
In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters.
Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1995.
These matters could affect the operating results of any one quarter when resolved in future periods. However, we believe that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements.
  AT&T and Lucent have entered into an agreement pursuant to which AT&T and affiliates will purchase from Lucent products and services totaling at least $3,000 cumulatively for the calendar years 1996, 1997 and 1998.

17.FINANCIAL INSTRUMENTS
In the normal course of business we use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. These instruments include commitments to extend credit, letters of credit, guarantees of debt, interest rate swap agreements and foreign currency exchange contracts. Interest rate swap agreements and foreign currency exchange contracts are used to mitigate interest rate and foreign currency exposures. Collateral is generally not required for these types of instruments.
  By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 1995 and 1994, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures and we believe that our reserves for losses are adequate. We do not have any significant exposure to any individual customer or counterparty, nor do we have any major concentration of credit risk related to any financial instruments.

COMMITMENTS TO EXTEND CREDIT
We participate in the general-purpose credit card business through AT&T Universal Card Services Corp., a wholly-owned subsidiary. We purchase essentially all cardholder receivables under an agreement with the Universal Bank, a subsidiary of Synovus Financial Corporation, which issues the cards. The unused portion of available credit was approximately $72,179 at December 31, 1995 and $75,445 at December 31, 1994. This represents the receivables we would need to purchase if all Universal Card accounts were used up to their full credit limits. The potential risk of loss associated with, and the estimated fair value of, the unused credit lines is not considered to be significant.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions.

GUARANTEES OF DEBT
From time to time, we guarantee the financing for product purchases by customers outside the U.S., and the debt of certain unconsolidated joint ventures.

INTEREST RATE SWAP AGREEMENTS
We enter into interest rate swaps to manage our exposure to changes in interest rates and to lower our overall costs of financing. We enter into swap agreements to manage the fixed/floating mix of our debt portfolio in order to reduce aggregate risk to interest rate movements. Interest rate swaps also allow us to raise funds at floating rates and effectively swap them into fixed rates that are lower than those available to us if fixed-rate borrowings were made directly. These agreements involve the exchange of floating-rate for fixed-rate payments or fixed-rate for floating-rate payments without the exchange of the underlying principal amount. Fixed interest rate payments are at rates ranging from 4.68% to 11.59%. Floating-rate payments are based on rates tied to prime, LIBOR or U.S. Treasury bills. Interest rate differentials paid or received under these swap contracts are recognized over the life of the contracts as adjustments to the effective yield of the underlying debt. If we terminate a swap agreement, the gain or loss is recorded as an adjustment to the basis of the underlying asset or liability and amortized over the remaining life.
  The following table indicates the types of swaps in use at December 31, 1995 and 1994 and their weighted average interest rates. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts.

                                                 1995     1994
Fixed to variable swaps-notional amount        $1,657   $  746
   Average receive rate                          6.46%    6.82%
   Average pay rate                              5.63%    5.91%
Variable to fixed swaps-notional amount        $2,896   $3,677
   Average pay rate                              6.23%    5.56%
   Average receive rate                          5.83%    6.11%

  The weighted average remaining terms of the swap contracts are 5 years for both 1995 and 1994.

FOREIGN EXCHANGE
We enter into foreign currency exchange contracts, including forward, option and swap contracts, to manage our exposure to changes in currency exchange rates, principally Canadian dollars, Deutsche marks, pounds sterling and Japanese yen. Some of the contracts involve the exchange of two foreign currencies, according to the local needs of foreign subsidiaries. The use of these derivative financial instruments allows us to reduce our exposure to the risk that the eventual dollar net cash inflows and outflows, resulting from the sale of products to foreign customers and purchases from foreign suppliers, will be adversely affected by changes in exchange rates. Our foreign exchange contracts are designated for firmly committed or forecasted purchases and sales. These transactions are generally expected to occur in less than one year. For firmly committed sales and purchases, gains and losses are deferred in other current assets and liabilities. These deferred gains and losses are recognized as adjustments to the underlying hedged transactions when the future sales and purchases are recognized, or immediately if the commitment is cancelled. Gains or losses on foreign exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change. Amounts deferred relating to firm commitments at December 31, 1995 and 1994, were unrealized gains of $9 and $4, respectively, and unrealized losses of $7 and $10, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE FINANCIAL
INSTRUMENTS
The tables below show the valuation methods and the carrying or notional amounts and estimated fair values of material financial instruments. The notional amounts represent agreed upon amounts on
which calculations of dollars to be exchanged are based.   They do not
represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. Our exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

Financial instrument                  Valuation method
Universal Card finance receivables    Carrying amounts. These accrue
                                        interest at a prime-based
                                        rate.
Other finance receivables excluding   Future cash flows discounted
 leases                                 at market rates.
Debt excluding capital leases         Market quotes or based on rates
                                        available to us for debt with
                                        similar terms and maturities.
Letters of credit                     Fees paid to obtain the
                                        obligations.
Guarantees of debt                    Costs to terminate agreements.
Interest rate swap agreements         Gains or losses to
                                        terminate agreements.
Interest rate cap agreements          Costs to obtain agreements.
Foreign exchange contracts            Market quotes.

                                         1995              1994
                                 Carrying   Fair   Carrying    Fair
                                  Amount    Value   Amount     Value
ON BALANCE SHEET INSTRUMENTS
Assets:
Finance receivables
  other than leases               $12,064  $12,108  $13,553   $13,528
Liabilities:
Debt excluding capital leases      28,058   28,717   24,919    24,449

                                       1995          1994
                                     Contract/     Contract/
                                     Notional      Notional
                                      Amount        Amount
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements        $4,553        $ 4,423
Interest rate cap agreements              -          1,333
Foreign exchange:
  Forward contracts                   3,260          3,068
  Swap contracts                        756            340
  Option contracts                       22              -
Letters of credit                       919            834
Guarantees of debt                      731            518

                                                1995
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements       $12     $ 8     $65    $99
Foreign exchange:
  Forward contracts                  44      46      29     48
  Swap contracts                      1      10       7     66
Letters of credit                     -       -       2      -

                                                1994
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements        $ 9    $ 2     $142    $27
Interest rate cap agreements           2      -        2      -
Foreign exchange:
  Forward contracts                   37     39       44     61
  Swap contracts                       -      5       16      6
Letters of credit                      -      -        2      -

SECURITIZATION OF RECEIVABLES
For the years ended December 31, 1995, 1994 and 1993, we securitized portions of our short-term and long-term finance receivable portfolios amounting to $3,575, $259 and $562, with proceeds received of $3,579, $288 and $649, respectively. We continue to service these accounts for the purchasers. At December 31, 1995 and 1994, $4,059 and $853, respectively, of receivables previously securitized remained outstanding. Our maximum exposure under limited recourse provisions, in the unlikely event that all such receivables became uncollectible, amounted to $255 at December 31, 1995 and $353 at December 31, 1994. We have recorded a liability for the amount that we expect to reimburse to the purchasers.

18.AT&T CREDIT HOLDINGS, INC.
In connection with a March 31, 1993 legal restructuring of AT&T Capital Holdings, Inc. (formerly AT&T Capital Corporation), we issued a direct, full and unconditional guarantee of all the outstanding public debt of AT&T Credit Holdings, Inc. (formerly AT&T Credit Corporation). At December 31, 1995, $417 of the guaranteed debt remained outstanding.

  AT&T Credit Holdings, Inc. holds the majority of AT&T's investment in AT&T Capital and the lease finance assets of the former AT&T Credit Corporation. The table below shows summarized consolidated financial information for AT&T Credit Holdings, Inc. The summarized financial information includes transactions with AT&T that are eliminated in consolidation.
                                                 1995    1994    1993
Total revenue                                 $ 1,762  $1,437  $1,432
Interest expense                                  422     302     284
Selling, general and administrative expense       444     387     329
Income before cumulative effect of
  change in accounting                            119      92      70
Cumulative effect on prior years of change in
  accounting for income taxes (SFAS No. 109)        -       -      22
Net income                                    $   119  $   92  $   48

Finance receivables                           $ 9,111  $7,726
Net investment in operating lease assets        1,118     903
Total assets                                   11,061   9,468
Total debt                                      7,028   5,682
Total liabilities                               9,750   8,299
Minority interest                                 299     270
Total shareowners' equity                     $ 1,012  $  899

19.SALE OF STOCK BY SUBSIDIARY
In August 1993, AT&T Capital sold 5,750,000 shares of common stock in an initial public offering and approximately 850,000 shares of common stock in a management offering. The shares sold represented approximately 14% of the shares outstanding, decreasing our ownership to 86%. The share were sold at $21.50 per share, yielding net proceeds of $115 excluding $18 of recourse loans attributable to the management offering. Because of these loans, we recorded a $9 loss on the sale in 1993.
  The plan announced on September 20, 1995 includes our intent to sell our remaining 86% interest in AT&T Capital either to another company or through a public offering. While the sale requires changes to certain existing agreements between AT&T and AT&T Capital, we expect the sale to be completed by the end of 1996. The recourse loans attributable to the management offering will become due and payable upon disposition of our remaining interest.

20.QUARTERLY INFORMATION (UNAUDITED)

1995                           First    Second     Third    Fourth
Total revenues               $18,262   $19,512   $19,704   $22,131
Gross margin                   7,545     8,144     7,361     7,029
Net income (loss)              1,198     1,355       262    (2,676)
Per common share:
  Net income (loss)              .76       .85       .16     (1.67)
  Dividends declared             .33       .33       .33       .33
Stock price*:
  High                        53 1/4    53 3/4    66 3/8    68 1/2
  Low                         47 5/8    47 7/8    51 3/8    60 1/4
  Quarter-end close           51 3/4    53        65 3/4    64 3/4

1994                           First    Second     Third    Fourth
Total revenues               $17,097   $18,238   $18,649   $21,110
Gross margin                   6,952     7,390     7,747     8,623
Net income                     1,074     1,248     1,050     1,338
Per common share:
  Net income                     .69       .80       .67       .85
  Dividends declared             .33       .33       .33       .33
Stock price*:
  High                        57 1/8    57 1/8    55 7/8    55 1/4
  Low                         50 5/8    49 1/2    52 1/2    47 1/4
  Quarter-end close           51 1/4    53 3/8    54        50 1/4
* Stock prices obtained from the Composite Tape.

  In the fourth quarter of 1995, we recorded $6,248 of charges which reduced net income by $4,181 or $2.61 per share.
  In the third quarter of 1995, we recorded $1,597 of charges at NCR which reduced net income by $1,172 or $0.74 per share.
  In the third quarter of 1994, we recorded $227 of costs
($169 net of taxes or 11 cents per share) related to the McCaw merger primarily consisting of legal and investment banking fees and bonus pool funding.

BOARD OF DIRECTORS

ROBERT E. ALLEN, 60
Chairman of the Board and Chief Executive Officer of AT&T since 1988. Director since 1984. 6,8

KENNETH T. DERR, 59
Chairman and Chief Executive Officer of Chevron Corporation, an international oil company. Elected to Board in 1995.

M. KATHRYN EICKHOFF, 56
President of Eickhoff Economics Inc., a business consulting firm.
Elected to board in 1987. 1,5

WALTER Y. ELISHA, 63
Chairman and Chief Executive Officer of Spring Industries, Inc., a textile manufacturing firm. Director since 1987. 2,4,7

PHILIP M. HAWLEY, 70
Retired Chairman and Chief Executive Officer of Broadway Stores, Inc. (formerly Carter Hawley Hale Stores, Inc.), department stores.
Director since 1982.  2,3,4

CARLA A. HILLS,* 61
Chairman and Chief Executive Officer of Hills & Company international consulting firm and former U.S. Trade Representative. Elected to Board in 1993. 1,2,5

BELTON K. JOHNSON, 66
Former owner of Chaparrosa Ranch. Chairman of Belton K. Johnson Interests. Director since 1974. 3,5,6,8

RALPH S. LARSEN, 57
Chairman and Chief Executive Officer of Johnson & Johnson, a diversified health care company. Elected to Board in 1995.

DREW LEWIS,* 64
Chairman and Chief Executive Officer of Union Pacific Corporation, a rail transportation, natural resources and trucking company.
 Elected to Board in 1989.  1,2,5

ALEX J. MANDL, 52
President and Chief Operating Officer of the new AT&T.  Served as
Chief Financial Officer of AT&T and Group Head of AT&T Communications Services since joining the company in 1991. Elected to Board in 1996.

DONALD F. McHENRY, 59
President of IRC Group, international relations consultants; educator and former U.S. Ambassador to the United Nations. Director since 1986. 3,7

VICTOR A. PELSON, 58
Chairman of AT&T Global Operations Team and Executive Vice President of AT&T. Elected to Board in 1993. 5

DONALD S. PERKINS,* 68
Retired Chairman, Jewel Companies, Inc.  Director since 1979.  2,3,6,7,8

HENRY B. SCHACHT,+ 61
Chairman of the Executive Committee and former Chief Executive Officer of Cummins Engine Company, Inc., manufacturer of diesel engines. Elected to Board in 1981. 1,5

MICHAEL I. SOVERN, 64
President Emeritus and Chancellor Kent Professor of Law at Columbia University. Director since 1984. 1,4

FRANKLIN A. THOMAS,* 61
President of the Ford Foundation.  Elected to Board in 1988.  1,2,5

JOSEPH D. WILLIAMS, 69
Retired Chairman and Chief Executive Officer of Warner-Lambert
Company, a pharmaceutical, health care and consumer products company.
 Director since 1984.  4,6,7

THOMAS H. WYMAN, 66
Chairman of S.G. Warburg & Co. Inc., investment bankers. Director since 1981. 2,4,7

Our thanks and best wishes to Philip Hawley and Vic Pelson, who will retire March 1996.

*Expected to join the Board of Lucent Technologies.

+Will resign to become Chairman and CEO of Lucent Technologies coincident with the company's Initial Public Offering.

1. Audit Committee
2. Committee on Directors
3. Committee on Employee Benefits
4. Compensation Committee
5. Corporate Public Policy Committee
6. Executive Committee
7. Finance Committee
8. Proxy Committee

1995 MANAGEMENT EXECUTIVE COMMITTEE

The Management Executive Committee of the integrated AT&T was dissolved as 1995 ended and new leadership teams were formed. Our thanks and best wishes to those officers who went on to other assignments in the new operating units (indicated on page 52), as well as to John Mayo, who retired in February 1995 as President of AT&T Bell Laboratories; Vic Pelson, who will retire in March; and Dick Bodman, who will retire in April to become Managing General Partner of a new AT&T venture capital fund.

NEW LEADERSHIP TEAMS
______________________________________________________________________________

AT&T

ROBERT E. ALLEN*
Chairman and Chief Executive Officer.  1,2

ALEX J. MANDL*
President and Chief Operating Officer.  1,2
_____

HARRY BENNETT
Vice President and General Manager and Acting Head- Local Services

HAROLD W. BURLINGAME*
Executive Vice President - Human Resources. 2

PIER CARLO FALOTTI
President - AT&T International and AT&T Europe. 2

STEVEN W. HOOPER
President and Chief Executive Officer - AT&T Wireless Services

DAVID K. HUNT
President and Chief Executive Officer - AT&T Universal Card Services

FRANK IANNA
Vice President and General Manager - Network and Computing Services Division

MARILYN LAURIE*
Executive Vice President - Public Relations and Employee Information. 2

GAIL J. McGOVERN
Executive Vice President - Business Markets Division. 2

VICTOR E. MILLAR
President and Chief Executive Officer - AT&T Solutions

RICHARD W. MILLER*
Senior Executive Vice President and Chief Financial Officer. 1,2

JOSEPH P. NACCHIO
Executive Vice President - Consumer and Small Business Division. 2

JOSEPH C. PETRILLO
Executive Vice President - Strategy and New Offer Development. 2

RON J. PONDER
Executive Vice President - Operations and Service Management and
Chief Information Officer. 2

JOHN D. ZEGLIS *
General Counsel and Senior Executive Vice President - Policy Development and Operations Support. 1,2

Other officers:

S. LAWRENCE PRENDERGAST
Vice President and Treasurer

MAUREEN B. TART
Vice President and Controller

MARILYN J. WASSER
Vice President - Law and Secretary


1.  Chairman's Office
2.  Executive Policy Council
______________________________________________________________________________

LUCENT TECHNOLOGIES

HENRY B. SCHACHT
Chairman-designate and Chief Executive Officer

RICHARD A. McGINN*
President and Chief Operating Officer and Director-designate
_____

CURTIS R. ARTIS
Senior Vice President - Human Resources

JAMES K. BREWINGTON
President - Network Systems Product Realization

GERALD J. BUTTERS
President - Network Systems North American Region

JOSEPH S. COLSON, JR.
President - Network Systems AT&T Customer Business Unit

CURTIS J. CRAWFORD
President - Microelectronics

CARLETON S. FIORINA
Executive Vice President - Corporate Operations

KATHLEEN M. FITZGERALD
Senior Vice President - Public Relations and Investor Relations

WILLIAM B. MARX JR.*
Senior Executive Vice President

ARUN N. NETRAVALI
Vice President - Research, Bell Laboratories

WILLIAM T. O'SHEA*
President - Network Systems International Regions and Professional Services

DONALD K. PETERSON
Executive Vice President and Chief Financial Officer

RICHARD J. RAWSON
Senior Vice President and General Counsel

PATRICIA F. RUSSO
President - Business Communications Systems

DANIEL C. STANZIONE*
President - Bell Laboratories and President - Network Systems



______________________________________________________________________________

NCR

LARS NYBERG*
Chief Executive Officer

_____

RAYMOND G. CARLIN
Senior Vice President - The Americas Region

ROBERT R. CARPENTER
Senior Vice President - Worldwide Services

ROBERT A. DAVIS
Senior Vice President - Quality and Reengineering

WILLIAM J. EISENMAN
Senior Vice President - Computer Systems Group

DANIEL J. ENNEKING
Senior Vice President - Systemedia Group

RICHARD H. EVANS
Senior Vice President - Global Human Resources

ANTHONY E. FANO
Senior Vice President - Retail Systems Group

RONALD L. FOWINKLE
Senior Vice President and Chief Information Officer

JOHN L. GIERING
Senior Vice President and Chief Financial Officer

JONATHAN S. HOAK
Senior Vice President and General Counsel

PER-OLOF LOOF
Senior Vice President - Financial Systems Group

DENNIS A. ROBERTSON
Senior Vice President and Chief Technical Officer

JOSE LUIS SOLLA
Senior Vice President - Europe, Middle East/Africa Region

HIDEAKI TAKAHASHI
Senior Vice President - Asia/Pacific Region

MICHAEL P. TARPEY
Senior Vice President - Public Relations


*Former member AT&T Management Executive Committee

INVESTOR INFORMATION

CORPORATE HEADQUARTERS

AT&T
32 Avenue of the Americas
New York, NY 10013-2412

Internet users can access information on AT&T and its products and services at: http://www.att.com/.

ANNUAL MEETING

The 111th Annual Shareowners Meeting will convene at 9:30 a.m.
Wednesday, April 17, 1996, at the James L. Knight International
Center in the Convention Center in Miami, Florida.

SHAREOWNER SERVICES

Questions about stock-related matters should be directed to AT&T's shareowner services and transfer agent, First Chicago
Trust Co. Of NY:

  AT&T
  c/o First Chicago Trust Co. of NY
  P.O. Box 2575
  Jersey City, NJ 07303-2575
  800-348-8288

Shareholders with e-mail addresses can send inquiries electronically. First Chicago Trust's Internet address is fctc@attmail.com. AT&T Mail Service subscribers should address inquiries to !fctc.

Persons outside the U.S. may call collect to 201-324-0293.

Persons using a telecommunications device for the deaf (TDD) or a teletypewriter (TTY) may call: 800 822-2794.

The First Chicago Trust address to which banks and brokers may deliver certificates for transfer is 14 Wall Street in New York City.

To hear information or ask questions about AT&T's restructuring, call our special toll-free number:
800 756-8500.

DIVIDEND REINVESTMENT

The Dividend Reinvestment and Stock Purchase Plan provides owners of common stock a convenient way to purchase additional shares. You may write or call First Chicago Trust for a prospectus and enrollment form.

STOCK DATA

AT&T (ticker symbol "T") is listed on the New York Stock
Exchange, as well as on the Boston, Midwest, Pacific and Philadelphia exchanges in the U.S., and on stock exchanges in Brussels, London, Paris, Geneva and Tokyo.

Shareowners of record as of December 29, 1995: 2,190,940.

PUBLICATIONS

AT&T's annual report to the Securities and Exchange
Commission, Form 10-K, is available without charge by writing or calling First Chicago Trust Co.

The following publications are available by writing or calling the sources indicated:

AT&T Capital Corporation
Annual Report and/or Form 10-K:
  Corporate Communications
  44 Whippany Road
  Morristown, NJ 07962-1983
  800 235-4288 or 201 397-3000

AT&T Foundation Report
  Room 3100
  1301 Avenue of the Americas
  New York, NJ 10019-1035

AT&T and the Environment
  Department AR
  131 Morristown Road
  Room B1220
  Basking Ridge, NJ 07920-1650