Form 10-K, Exhibit 13
period 1996-12-31
AT&T CORP
filed 1997-03-31
CIK 5907

Management's Discussion and Analysis

     1996 was a historic year for AT&T as we successfully separated into three independent entities.

     In 1996 we successfully completed our plan to separate into three publicly held stand-alone companies, each focused on serving certain core businesses.
This began with the initial public offering (IPO) of 17.6% of Lucent Technologies Inc. (Lucent) shares in April 1996, the largest IPO in history. We distributed to our shareowners all of the shares we owned of Lucent on September 30, 1996. On October 1, 1996, we completed the sale of our majority interest in AT&T Capital Corporation (AT&T Capital) and we received $1.8 billion in cash. Finally, on December 31, 1996 we completed our plan when we distributed to our shareowners all of our shares in NCR Corporation (NCR).

     The actions taken in 1996 leave us in a strong position for the future. Our debt ratio, excluding financial services, at the end of 1996 was 18.7%, among the lowest in our industry. Our return on average assets from continuing operations was approximately 10.3%, among the highest in our industry.

     We made significant expenditures in 1996 for strategic investments into various markets which we believe complement our core business. These include internet access, consulting and outsourcing and local expansion. In 1996 we continued our market share leadership in the consumer and business long distance markets.

     We continued to provide new products and services to our customers, such as our AT&T One Rate program, a flat 15-cents-a-minute plan for consumers. Announced at the end of September, the program already had nearly 3 million subscribers at the end of December. Although the majority of One Rate customers are existing AT&T customers moving from other calling plans, One Rate has attracted a number of wins from competitors. Success in the telecommunications market is about meeting complex customer needs and providing valuable and reliable services. We are committed to meeting these needs by providing the necessary service plans and by maintaining the AT&T long distance network which has unparalleled reliability by almost any measure.

     We continued to expand our relationship with our business customers from one of simply carrying voice and data traffic playing a consultative role and becoming strategic partners. We now provide business consulting, outsourcing and electronic commerce solutions among other services to business markets. For example, we signed a $1.1 billion, ten-year contract with Textron, Inc. to upgrade, expand and manage their global communications infrastructure.

     As a result of the strategic restructuring, some changes in our financial reporting format have been made. In order to appropriately reflect the ongoing operations of the "new" AT&T, certain reclassifications have been made to reflect the results of businesses that we have divested or plan to divest. Accordingly, the revenues and expenses, assets and liabilities and cash flows of Lucent, NCR and AT&T Capital, as well as certain other businesses, have been excluded from the respective captions in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows. The net operating results of these businesses have been reported as "Income (loss) from discontinued operations," net of applicable income taxes, the net assets as "Net assets of discontinued operations" and the net cash flows as "Net cash used in discontinued operations." In addition, the consolidated results for continuing operations have been reclassified to improve comparability with the communications services industry. As a result of the spin-offs of Lucent and NCR and the sale of AT&T Capital, our Consolidated Balance Sheet at December 31, 1996 no longer includes these entities in "Net assets of discontinued
operations." Additionally, the results of operations and net cash flows for Lucent and AT&T Capital are reflected in our Consolidated Statements of Income and Consolidated Statements of Cash Flows through the date these dispositions occurred.

Restructuring and Other Charges

     In the fourth quarter of 1995 we recorded a pretax charge of $3,029 million for restructuring costs of $2,307 million and asset impairments and other charges of $722 million. The charges covered consolidating and reorganizing numerous corporate and business unit operations over several years. The total pretax charge was recorded as $844 million in network and other communications services, $934 million in depreciation and amortization, $1,245 million in selling, general and administrative and $6 million in financial services expenses. The tax benefit associated with the charges was $993 million.

     During 1996 we continued to implement our restructuring plans. We completed the restructuring of our proprietary network and messaging services business, closed several call servicing centers, sold certain international operations, and reorganized and reduced certain corporate support functions. As of December 31, 1996, approximately 5,000 management employees and 1,000 occupational employees have been separated. Of the 5,000 management separations, approximately 3,000 accepted voluntary separation packages. We expect the majority of our plans to be completed during 1997. However, certain severance and facility costs have payment terms extending beyond 1997. A detailed discussion of restructuring and other charges is in Note 5 to the Consolidated Financial Statements.

     AT&T operates in two industry segments, the telecommunications industry and the financial services industry. Our communications services (which is part of the telecommunications industry) consists of a wide range of services to residential and business customers, including domestic and international wireline long distance voice, data and video services, wireless services, network management, business consulting, outsourcing, electronic commerce solutions and internet access service. Our financial services segment primarily consists of our AT&T Universal Card credit card business.

COMMUNICATIONS SERVICES

     Communications services revenues grew 4.4% in 1996 and 5.4% in 1995.

Dollars in millions                     1996          1995           1994
Revenues
Wireline                              $45,647       $44,226        $42,320
Wireless                                3,476         2,926          2,280
Products and other services             1,392         1,251          1,338
Total communications services
  revenues                            $50,515       $48,403        $45,938

Operating income                      $ 8,746        $5,159        $ 7,370
Operating margin                         17.3%         10.7%          16.0%

     Wireline services revenue, which includes traditional long distance toll calling, network management, messaging and other network-enabled services, increased 3.2% in 1996 and 4.5% in 1995. We handled a record 68 billion calls in 1996, causing conversation minutes for switched long distance services (volume) to rise 5.9%. The volume growth in 1996 slowed from the nearly 9.0% growth registered in 1995, reflecting competitive pressures from traditional sources in the consumer markets as well as nontraditional sources such as smaller telecommunications companies and dial-around resellers. This pressure was somewhat offset by strong volume growth in business inbound services, particularly toll-free 800 and 888 services.

     Volume growth continued to exceed revenue growth in 1996. This reflected lower pricing from promotional discounts, increased movement of customers to optimal calling plans and increased discounts given to large accounts. As we continued to expand internationally, international volumes increased while related revenue remained relatively flat.

     In 1995 we saw volume growth in calling card, business inbound services and consumer international services. Although volume growth exceeded revenue growth (due primarily to customers taking advantage of our calling plans and promotions), the gap between revenues and volumes was about 4% in 1995. This reflected movement among calling plans by both business and residential customers and some targeted price increases.

     The long distance market is increasingly characterized by aggressive pricing actions, the introduction of new competitors (such as dial-around resellers) and price sensitivity on the part of consumers. As a result, revenue as well as volume growth was adversely impacted. We expect that these conditions will intensify in the future as the Regional Bell Operating Companies (RBOCs) are permitted to provide long distance services in their home regions, thereby negatively impacting our long distance volume and revenue. As the RBOCs, who currently have zero market share, begin providing long distance services, we will lose long distance market share. However, we will gain market share in the local telephone service market as we are able to enter it.

     Wireless services revenue, which includes cellular, messaging services, and air-to-ground services, grew 18.8% in 1996 and 28.3% in 1995. The growth in both periods was the result of consolidated cellular subscriber growth of 31.7% in 1996 and 39.2% in 1995.

     Cellular customers, reported on the same basis as consolidated wireless revenues, stood at 5.2 million at December 31, 1996 compared with 3.9 million at December 31, 1995 and 2.8 million at December 31, 1994. Cellular customers served by companies in which we have or share a controlling interest increased to 7.1 million at December 31, 1996 from 5.5 million at December 31, 1995 and
4.0 million at December 31, 1994. Cellular revenue per subscriber was approximately $60 per month in 1996 compared with approximately $69 in 1995 and approximately $79 in 1994. The decline reflected industry wide pricing pressures, as well as lower average usage per subscriber as expansion included growth in subscribers who are more casual users (e.g. for emergency and other personal use). However, based on reported financial information of wireless competitors, our revenue per subscriber is above the industry average. The number of casual users is expected to continue to grow in 1997, which will likely result in lower average revenue per subscriber next year.

     By combining our 800 MHZ cellular and 1900 MHZ personal communications services (PCS) licenses, we can eventually provide wireless telecommunication services to markets covering approximately 93% of the U.S. population. In October 1996 we launched AT&T Digital PCS service in more than 40 of our existing 800 MHZ wireless markets, covering 70 million potential customers. The difference between AT&T Digital PCS and analog cellular service is in the features. AT&T Digital PCS provides longer battery life, short text messaging service, caller identification, message waiting indicator and enhanced security.

     AT&T Digital PCS allows customers to make and receive voice and data transmissions to people rather than places. At December 31, 1996, we had more than 900,000 digital subscribers, including over 500,000 receiving AT&T Digital PCS service.

     The overall penetration rate (number of cellular customers as a percentage of the total population in the service territory) for markets in which we have or share a controlling interest increased from 5.9% at December 31, 1995 to 7.5% at December 31, 1996.

     Products and other services revenue includes wireless product sales, online services, consulting and outsourcing services, and other sales and services to businesses and consumers. Products and other services revenue increased 11.2% in 1996 and decreased 6.5% in 1995. The roll-out of new and nontraditional services drove the increase in 1996. The 1995 decrease was mainly due to lower other services in our wireless business.

     During  1996  we  began  offering   internet   access  service  under  AT&T
WorldNet(sm) and had 568,000 subscribers by the end of the year. Our AT&T WorldNet(sm) and hosting services and our consulting and outsourcing businesses contributed to the increase in revenues. However, these start-up businesses required significant expenditures in both years. These investments are necessary for us to expand into the strategic areas we believe are important to our future.

     We signed numerous agreements in 1996 to provide consulting and outsourcing services to various companies. We expect these agreements to increase products and other services revenue in 1997. Revenue expected under contracts executed in 1996 primarily for outsourcing amounted to approximately $2.9 billion at December 31, 1996. This is earned over the contract term, which can extend to up to 10 years. Since revenue depends on actual usage under service contracts, actual revenue for a particular contract may be higher or lower than the reported expected amount.

Operating Expenses

     Operating expenses for communications services included $3,023 million of restructuring and other charges in 1995 and $246 million of McCaw Cellular Communications, Inc. (McCaw) merger-related expenses in 1994. Excluding these charges, operating expenses for communications services increased 3.9% in 1996 and 5.0% in 1995. The 1996 growth was due to increased selling, general and administrative expenses and increased network and other communications services expenses partially offset by decreased access and other interconnection expenses. The 1995 growth was primarily due to increased selling, general and administrative expenses. The expense growth rate decreased in 1996 primarily due to lower access and other interconnection charges. As a result, the operating margin for communications services increased in 1996 to 17.3% from 16.9% in 1995, excluding restructuring and other charges, and 16.6% in 1994.

     Access and other interconnection expenses are the charges for facilities provided by local exchange carriers and other domestic service providers and fees paid to foreign telephone companies (international settlements) to connect calls made to or from foreign countries on our behalf. These charges are designed to reimburse these carriers for the common and dedicated facilities and switching equipment used to connect our network with their network. These costs declined in both 1996 and 1995 due to lower per-minute access cost resulting from changes in the price setting methodology approved by the Federal Communications Commission (FCC), operational improvements in our infrastructure and reduced international settlements. The decrease in 1996 was also partially due to a second quarter accounting adjustment of previously estimated accruals to reflect actual billing. These reductions were partially offset by increased volumes and international traffic mix. Access and other interconnection expenses as a percentage of wireline services revenue were 35.8% in 1996, 39.8% in 1995 and 42.1% in 1994.

     Network and other communications services expenses include operating and maintaining our network, operator services, nonincome taxes and the provision for uncollectible receivables. Network and other communications services expenses, excluding $844 million in 1995 related to restructuring and other charges, increased in both 1996 and 1995 due to increased costs from our expansion into new initiatives, enhancements made in customer care facilities and higher provisions for uncollectibles.

     New initiatives such as AT&T WorldNet(sm) and hosting services, preparing for local service entry and our consulting and outsourcing businesses represented approximately half of the increase in network and other communications services expenses in 1996 and most of the increase in 1995. We filed to offer local service in all 50 states less than three weeks after the Telecommunications Act of 1996 (the Telecommunications Act) was signed in February 1996. As of December 31, 1996, we had received authority to provide local service in 42 states.

     The higher provision for uncollectibles in 1996 reflects collection issues as well as a shift in industry wide credit risk profiles of business customers which resulted in increased bankruptcies, delinquencies and fraud. In particular the business reseller market has experienced significant competition which has had a negative impact on these customers' payment patterns. Our ongoing provision for uncollectibles will continue to reflect the increased risk in our business markets.

     In 1996 the cost of operating our worldwide intelligent network was essentially unchanged despite increased calling volumes and the increased complexity of our service offerings.

     Depreciation and amortization expenses, excluding $934 million of restructuring and other charges in 1995, increased $154 million or 6.0% in 1996. This increase was primarily the result of additions to the telecommunications network and was partially offset by the impact of the asset write-downs at the end of 1995. We expect depreciation and amortization expense to continue to increase with the expansion of our networks. (See Financial Condition and Cash Flows - Investing activities for a discussion of capital expenditures.)

     Additionally, subsequent to their divestment, purchases from Lucent and NCR are recorded at the full commercial price. When these entities were part of our consolidated results, these purchases were reflected at their manufacturing costs. Going forward, this will result in higher capital expenditures and related depreciation expense as well as higher period expenses for those items not capitalized. We have committed to purchase $3,000 million from Lucent by the end of 1998 and $350 million from NCR by the end of 1999. By the end of 1996 we had purchased $2,726 million from Lucent and NCR under these agreements.

     In 1995 depreciation and amortization expenses increased $192 million or 8.0%, excluding restructuring and other charges, due to increased capital expenditures to support our telecommunications network services, to provide for growth in calling volumes, to introduce new technology and to enhance reliability. Also contributing to the increase was amortization associated with the acquisition of the remaining interest in LIN Broadcasting Corporation (LIN) in October 1995.

     Selling, general and administrative expenses, excluding $1,245 million of restructuring and other charges in 1995 and $246 million of McCaw merger-related expenses in 1994, were 29.3% of communications services revenues in 1996, 27.1% in 1995 and 24.8% in 1994. These costs increased as a percentage of communications services revenues in both 1996 and 1995 due to expenditures for new initiatives, higher marketing and sales expenses and enhancements to customer care facilities.

     Our initiatives for online services, such as AT&T WorldNet(sm), local expansion and our consulting and outsourcing businesses represented about 30% of our increase in 1996 and approximately 15% of our increase in 1995.

     These increases were slightly offset in 1996 by lower costs per point for our True Rewards program as well as the expiration of some True Rewards points. Additionally, further offsetting the 1996 increase were cost reduction benefits obtained from the 1995 restructuring.

     Also included in selling, general and administrative expenses were $640 million, $563 million and $463 million of research and development expenses in 1996, 1995 and 1994, respectively. Research and development expenditures are mainly for work on wireless technology, advanced communications services and projects aimed at international growth. These expenses included $6 million of restructuring and other charges in 1995.

Financial Services
Dollars in millions                   1996            1995            1994

Revenues (1)                       $ 1,669         $ 2,261         $ 1,838

Operating income                        64             294             216

Operating margin                       3.8%           13.0%           11.8%

Universal Card Information:
Total owned finance receivables    $ 7,056         $10,618         $12,380
Total owned and managed
  finance receivables               13,556          14,118          12,380
Cardholder accounts in millions       18.3            17.6            15.1

(1) Reflects revenues from owned receivables only. Owned receivables as a percentage of total owned and managed receivables were 52% in 1996 and 75% in 1995.

     Our financial services segment is primarily our AT&T Universal Card Services business. Contributing to a lesser degree are some finance assets that we retained from AT&T Capital as a result of their 1993 restructuring. Universal Card continued to experience competitive pricing pressures and higher charge-offs in 1996, as did the industry. The reserve for credit losses is set based on experience, current delinquencies and the outlook for the economy. Revenues have decreased in 1996 compared with 1995 primarily due to the impact of securitizations we completed during 1995 and 1996. Additionally, lower rate offers continued to decrease margins. In 1995 revenues increased due to a higher level of average owned receivables. Universal Card's total managed receivables included $6,500 million and $3,500 million of cumulative securitized receivables at the end of 1996 and 1995, respectively. Universal Card retains the servicing and customer relationships of the credit card accounts that were securitized. Financial services expenses decreased $356 million or 18.2% in 1996, excluding $6 million in 1995 for restructuring and other charges. This decrease reflects a decrease in overall direct portfolio expenses (interest, provisions for credit losses and other related costs) due to decreased owned receivables primarily associated with the securitization program. Selling, general and administrative expenses increased $83 million primarily due to customer loyalty programs.

     Financial services operating income decreased $236 million in 1996, and increased $84 million in 1995, excluding restructuring and other charges. Operating margin was 3.8% in 1996, 13.3% in 1995 and 11.8% in 1994. The decrease in 1996 was primarily due to the continued declinein portfolio credit performance and increased selling, general and administrative expenses. The increase in 1995 was due to a higher level of average earning assets.

Other Income Statement Line Items

     Other income - net includes sales and exchanges of cellular properties, net equity earnings from investments, increases in the value of corporate-owned life insurance policies on officers, minority owners' interests in the earnings or losses of subsidiaries and other miscellaneous transactions.

     In addition to the above, other income for 1996 included a loss on our investment in Novell, Inc. stock and other income for 1994 included the loss from a lost satellite and preferred dividends of a subsidiary.

     Interest expense decreased in 1996 compared with 1995 due to lower levels of average debt. The lower levels of average debt are primarily attributable to the assignment of debt to Lucent and the application of the proceeds from the sale of AT&T Capital. Interest expense in 1995 compared with 1994 increased as a result of higher levels of average debt offset partially by lower average rates on long-term debt.

     The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before income taxes. The effective income tax rate for 1996 of 36.7% was impacted by tax benefits associated with various legal entity restructurings. The 1995 effective income tax rate of 39.0% was impacted by the restructuring and other charges. Excluding such charges, our 1995 effective income tax rate was 36.7% which was favorably impacted by lower state tax rates and higher research credits. The 1994 effective income tax rate of 39.3% was impacted by McCaw merger-related expenses as well as a tax benefit of $74 million as a result of the redemption of a subsidiary's preferred stock. Excluding these charges, our effective income tax rate for 1994 was 38.8%.

     Income from discontinued operations was $138 million in 1996, $251 million in 1995 excluding restructuring and other charges of $3,317 million, and $317 million in 1994. Income from discontinued operations includes the results of NCR and other businesses, and the results of Lucent and AT&T Capital through September 30, 1996. As a result, the decline in 1996 relates primarily to Lucent and AT&T Capital being included for only a portion of the year. Discontinued operations also includes the elimination of intercompany transactions, an allocation of AT&T's interest expense (based on a ratio of net assets of discontinued operations to total AT&T consolidated assets), and a portion of AT&T's consolidated taxes attributable to discontinued businesses. We recognized a $162 million after-tax gain on the sale of AT&T Capital as a separate component of discontinued operations in 1996. Included in 1996 income from discontinued operations in 1996.

     Included in 1996 income from discontinued operations is a nonrecurring tax benefit of $155 million as a result of reversing deferred tax liabilities on the earnings of Lucent's non-U.S. consolidated subsidiaries. The subsidiaries have the ability and specific intention to permanently reinvest such undistributed earnings. These deferred tax liabilities reduced income from discontinued operations in earlier years.

Financial Condition and Cash Flows

Operating activities. Cash flow from operating activities decreased 3.6% to $8,734 million in 1996 and increased 14.0% to $9,060 million in 1995. The decrease in 1996 related to required cash payments for restructuring and other charges amounting to $471 million. We expect that another $1.4 billion will require future cash payments. The increase in 1995 was consistent with the growth in our income from continuing operations, excluding restructuring and other charges.

     EBITDA (earnings before interest, taxes, depreciation and amortization) for our communications services business was $11,938 million in 1996, $11,098 million in 1995 (excluding restructuring and other charges) and $10,138 million in 1994 (excluding merger-related expenses). The increase in EBITDA in both 1996 and 1995 relates to a higher level of revenues and lower access and interconnection expenses. EBITDA is a measure of our ability to generate cash flows, and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles.

Investing activities. We used $1,490 million in 1996, $8,987 million in 1995 and $7,276 million in 1994 for investing activities. Included in 1996 investing activities were net capital expenditures, proceeds received from securitizations and proceeds received from divestments, including the sale of AT&T Capital. Capital expenditures (primarily associated with our network and wireless infrastructure), acquisitions of businesses and investments and the acquisitions of PCS and cellular licenses were approximately $7.3 billion in 1996, $10.0 billion in 1995 and $3.9 billion in 1994. This resulted in net cash outlays for the foregoing in each of 1996, 1995 and 1994 of approximately $6.9 billion, $10.1 billion and $3.8 billion, respectively.

     In 1996 we continued to invest in our communications network in order to increase capacity, reliability and enhance network intelligence to provide new products and services. This included the continued deployment of Synchronous Optical Network Technology (SONET) for our long distance network, as well as SONET rings which provide millisecond restoration of traffic in the event of a fiber cut. We also invested in switching system software associated with advanced call features. Further, we expanded our wireless infrastructure to provide higher capacity and improve service quality. Substantial investments in our communications services business are expected to continue as we upgrade our network and invest in new markets.

     Competition in communications is global and increasingly involves multinational firms and partners. We believe commitments of resources to expand globally are necessary for future growth. For example, we have established a presence in the United Kingdom to compete directly with the dominant national provider.

     Also contributing to investing activities is our financial services business. Securitizations of credit card receivables brought in cash of $3.0 billion in 1996 and $3.5 billion in 1995. Securitization may continue to be used as a financing alternative in the future.

Financing activities. Cash used for financing activities was $5,381 million in 1996 and $222 million in 1994. In 1995 financing activities provided cash of $1,420 million. AT&T has raised all necessary external financing through issuances of commercial paper and long-term debt, as well as asset-backed securities (the Universal Card securitizations) and equity. We expect to be able to arrange any necessary future financing using these same sources, with the timing of issue, principal amount and form depending on our needs and the prevailing market and economic conditions.

     During 1996 we retired long-term debt of $1,236 million and decreased short-term debt by $5,302 million. The changes in debt reflect the use of alternative sources of funding, such as securitizations, as well as the impact of Lucent obtaining its own external financing in 1996. Additionally, the cash collection of the $2.0 billion in accounts receivable retained by AT&T continuing operations as part of the restructuring plan and the proceeds of $1.8 billion from the sale of AT&T Capital were used to pay down our debt.

     In 1995 we retired $2,137 million of long-term debt, but borrowed an additional $2,392 million of long-term debt and $1,939 million of short-term debt. In 1994 we retired $4,078 million in long-term debt and borrowed $3,422 million of long-term debt and $1,217 million of short-term debt.

     In each of the past three years, we issued new shares of common stock in our shareowner and employee benefit stock-ownership plans. In 1997 stock used in our shareowner and employee benefit stock-ownership plans will now be purchased in the stock market instead of using unissued or treasury shares. This will minimize the dilutive effects of these plans on equity shareowners, but will require us to use cash to purchase the shares. We also paid dividends of $2,122 million in 1996, $2,088 million in 1995 and $1,870 million in 1994.

     On a limited basis, we use certain derivative financial instruments in an effort to manage exposure to interest rate risk and foreign exchange risk. Our utilization of these instruments is limited to interest rate swap agreements, forward contracts and options in foreign currencies to hedge exposures. We do not enter into such instruments for speculative purposes. All hedging activity is in accordance with board-approved policies. Any potential loss or exposure related to our use of derivative instruments is immaterial to our overall operations, financial condition and liquidity. The notional amounts of derivative contracts do not represent direct credit exposure or future cash requirements. Credit exposure is determined by the market value of derivative contracts that are in a gain position as well as the ability of the counterparty to perform its payment obligations under the agreements. We control credit risk of our derivative contracts through credit approvals, exposure limits and other monitoring procedures. There were no past due amounts related to our derivative contracts at December 31, 1996, nor have we ever recorded any charge-offs related to derivative contracts.

     Total assets decreased from the end of 1995 primarily due to lower net assets of discontinued operations, finance receivables and current deferred income taxes. The decrease in net assets of discontinued operations is primarily due to the dispositions of Lucent, NCR and AT&T Capital in 1996. Finance receivables decreased mainly due to the Universal Card securitizations. The decrease in current deferred income tax assets is partially offset by the decrease in long-term deferred income tax liabilities. These decreases reflect the portion of long-term deferred income tax liabilities at year-end 1995 that became current in 1996.

     The decreases in assets were partially offset by increases in property, plant and equipment and accounts receivable. The increase in property, plant and equipment was primarily due to capital expenditures for the AT&T network and wireless infrastructure. The increased accounts receivable was driven by our increased revenues.

     Total liabilities decreased from December 31, 1995 primarily due to lower short- and long-term debt, deferred income taxes and other long-term liabilities and deferred credits. The lower levels of debt are primarily attributable to the Universal Card securitization program, the assignment of debt to Lucent, and the application of the cash received from the $2.0 billion in retained receivables from Lucent and the proceeds from the sale of AT&T Capital. Long-term deferred income tax liabilities declined due to the reclassification of deferred income taxes to current as discussed above. Other long-term liabilities and deferred credits were down primarily due to certain restructuring-related liabilities becoming current.

     These decreases were offset by increases in accounts payable and other current liabilities. Increased accounts payable relate to increased capital expenditures, higher international settlement payables due to timing of payments and payables related to increased marketing and sales efforts. Increased current liabilities reflect increased current taxes payable due primarily to the sale of
AT&T Capital.

     Shareowners' equity was $20,295 million at December 31, 1996 and $17,274 million at December 31, 1995. The increase is due primarily to net income and shares issued under employee plans offset primarily by the impact of the Lucent and NCR spin-offs of approximately $2.2 billion and dividends of $2.1 billion.

     The ratio of total debt to total capital (debt plus equity) decreased to 33.8% at December 31, 1996, compared with 54.5% at December 31, 1995. Most of our debt supports financial services operations. Excluding financial services, our debt ratio was 18.7% at the end of 1996 and 41.3% at the end of 1995. In 1996 we reduced our debt levels significantly as discussed above. The 1995 ratio was higher because of the restructuring and other charges and by the issuance of additional debt to finance the acquisitions of PCS licenses and the remaining 48% of LIN. Additionally, we had approximately $6.0 billion of unused available lines of credit at December 31, 1996.

     The fair value of our pension plan assets is greater than our projected pension obligations. We record pension income when our expected return on plan assets plus the amortization of the transition asset (created by our 1986 adoption of the current standard for pension accounting) is greater than the interest cost on our projected benefit obligation plus service cost for the year. Consequently we continued to have pension income that added to our prepaid pension asset in 1996.

Legislative Developments, Regulatory Developments and Competition

     In February 1996 the Telecommunications Act became law. The Telecommunications Act, among other things, was designed to foster local exchange competition by establishing a regulatory framework to govern new competitive entry in local and long distance telecommunications services. The Telecommunications Act permits RBOCs to provide interexchange services after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act.

     In August 1996 the FCC adopted rules and regulations (the Implementing Rules) to implement the local competition provisions of the Telecommunications Act. The Implementing Rules rely on each state to develop the specific rates and procedures in such state within the framework prescribed by the FCC for developing such rates and procedures. In October 1996 the United States Court of Appeals for the 8th circuit ordered a stay of the effectiveness of certain of the Implementing Rules until such court resolves challenges thereto by local telephone companies and telephone regulators in several states.

     We believe that such stay may inhibit the establishment of appropriate permanent rates for the provision of network elements and wholesale services. Absent full effectiveness of the stayed Implementing Rules, each state will determine the applicable rates and procedures independent of the framework of the Implementing Rules. Since the stay was issued, many states have used the Implementing Rules as guidelines in establishing interim rates that will apply pending the determination of permanent rates in subsequent state proceedings. Nevertheless, in the absence of the Implementing Rules, there can be no assurance that the prices and other conditions established in each state will provide for effective local service entry and competition or provide us with new market opportunities.

     In addition to the matters referred to above, various other factors, including market acceptance, start-up and ongoing costs associated with the provision of new services and local conditions and obstacles, could adversely affect the timing and success of our entrance into the local exchange services market and our ability to offer combined service packages that include local service. Because it is widely anticipated that substantial numbers of long distance customers will seek to purchase local, interexchange and other services from a single carrier as part of a combined or full service package, any competitive disadvantage, inability to profitably provide local service at competitive rates or delays or limitations in providing local service or combined service packages could adversely affect our future revenues and earnings. In addition, the simultaneous entrance of numerous new competitors for interexchange and combined service packages is likely to adversely affect our long distance revenues and could adversely affect earnings.

     We currently face significant competition in the communications services industry and expect that the level of competition will continue to increase. The Telecommunications Act has already begun to intensify the competitive environment in recent months. Non-RBOC local exchange carriers, which are not required to implement the Telecommunications Act competitive checklist prior to offering long distance in their home markets, anticipating changes in the industry, have begun integrating their local service offerings with long distance offerings in advance of AT&T being able to offer combined local and long distance service in these areas. In addition, most of the RBOCs have indicated their intention to petition the FCC during 1997 for permission to offer interexchange services in one or more states within their home regions.

Recent Pronouncements

     In June 1996 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement requires that liabilities incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practical.

     It also requires that servicing assets and other retained interests in transferred assets be recognized and measured by allocating the previous carrying amount between assets sold and retained interests based upon their relative fair values at the date of transfer. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and early adoption is prohibited. The adoption of this standard will not have a material impact on our consolidated financial statements.

Forward Looking Statements

     Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements.

     Readers are cautioned not to put undue reliance on such forward looking statements. These factors and uncertainties include the adoption of balanced and effective rules and regulations by the state public regulatory agencies, our ability to achieve a significant market penetration in new markets and the related costs thereof, and competitive pressures. Shareowners may review our reports filed with the Securities and Exchange Commission for a more detailed description of the uncertainties and other factors that could cause actual results to differ materially from such forward looking statements. We disclaim any intention or obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise.

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in millions (except per share amounts)

                                    1996       1995*      1994       1993*      1992       1991*
------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Total revenues                   $52,184    $50,664    $47,776    $45,002    $43,784    $42,309
Operating income                   8,810      5,453      7,586      6,675      6,278      2,503
Income from continuing
  operations before cumulative
  effects of accounting changes    5,608      3,205      4,393      3,882      3,253      1,083
Income before cumulative
  effects of accounting changes    5,908        139      4,710      3,702      3,442        171
Net income (loss)                  5,908        139      4,710     (5,906)     3,442        171

Earnings per common share:
  Income from continuing
  operations before cumulative
  effects of accounting changes     3.47       2.01       2.81       2.51       2.14       0.73
  Income before cumulative
  effects of accounting changes     3.66       0.09       3.01       2.39       2.27       0.12
  Net income (loss)                 3.66       0.09       3.01      (3.82)      2.27       0.12
  Dividends declared per
  common share                      1.32       1.32       1.32       1.32       1.32       1.32

ASSETS AND CAPITAL

Property, plant and
  equipment - net                $19,794    $16,083    $14,470     $13,699    $13,638    $13,096
Total assets -
  continuing operations           55,026     54,969     48,578      42,217     41,239     37,450
Total assets                      55,552     62,395     57,448      50,181     50,632     48,781
Long-term debt                     7,883      8,542      8,934      10,287     12,210     12,167


SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA (Cont'd)
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in millions (except per share amounts)

                                    1996       1995*      1994       1993*      1992       1991*
------------------------------------------------------------------------------------------------

Total debt                        10,343     20,718     18,533     18,191     17,122     16,756
Shareowners' equity               20,295     17,274     17,921     13,374     20,313     17,973
Gross capital expenditures         6,785      4,522      3,370      2,554      2,319      2,435
Employees -
  continuing operations          130,400    128,400    119,100    121,900    122,000    119,100

OTHER INFORMATION

Operating income as a
  percentage of revenues            16.9%      10.8%      15.9%      14.8%      14.3%       5.9%
Income from continuing
  operations as a percentage
  of revenues                       10.7%       6.3%       9.2%       8.6%       7.4%       2.6%
Return on average common
  equity                            28.0%       0.7%      29.5%     (47.1)%     17.6%       0.9%
Data at year-end:
Stock price per share**           $41.31     $44.40     $34.46     $36.00     $34.97     $26.83
Book value per common share       $12.50     $10.82     $11.42     $ 8.65     $13.31     $12.05
Debt ratio                          33.8%      54.5%      50.8%      57.6%      45.7%      48.2%
Debt ratio excluding
  financial services                18.7%      41.3%      30.0%      43.0%      36.5%      42.9%
------------------------------------------------------------------------------------------------


 *1995 continuing operations data reflect $3.0 billion of pretax business restructuring and other charges.
  1993 net income reflects a $9.6 billion net charge for three accounting changes.
  1991 continuing operations data reflect $3.5 billion of pretax business restructuring and other charges. **Stock prices have been restated to reflect the spin-offs of Lucent and NCR.

REPORT OF MANAGEMENT

     Management is responsible for the preparation, integrity and objectivity of the financial statements and all other financial information included in this report. Management is also responsible for maintaining a system of internal controls as a fundamental requirement for the operational and financial integrity of results.

     The financial statements, which reflect the consolidated accounts of AT&T Corp. and subsidiaries (AT&T) and other financial information shown, were prepared in conformity with generally accepted accounting principles. Estimates included in the financial statements were based on judgments of qualified personnel.

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

     Management believes that the system of internal controls, taken as a whole, provides reasonable assurance that (1) financial records are adequate and can be relied upon to permit the preparation of financial statements in conformity with generally accepted accounting principles and (2) access to assets occurs only in accordance with management's authorizations. The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent accountants meet privately with the Audit Committee. These accountants also have access to the Audit Committee and its individual members at any time.

     The financial statements in this annual report have been audited by Coopers & Lybrand L.L.P., Independent Accountants. Their audits were conducted in accordance with generally accepted auditing standards and include an assessment of the internal control structure and selective tests of transactions. Their report follows.



Richard W. Miller                             Robert E. Allen
Senior Executive Vice President,              Chairman of the Board,
Chief Financial Officer                       Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of AT&T Corp.:

     We have audited the consolidated balance sheets of AT&T Corp. and subsidiaries (AT&T) at December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareowners' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of AT&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&T at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.


1301 Avenue of the Americas
New York, New York
January 22, 1997

CONSOLIDATED STATEMENTS OF INCOME                 AT&T CORP. AND SUBSIDIARIES
                             Years Ended December 31
Dollars in millions (except per share amounts)     1996        1995       1994

Sales and Revenues
Communications services.....................    $50,515     $48,403    $45,938
Financial services..........................      1,669       2,261      1,838
Total revenues..............................     52,184      50,664     47,776

Operating Expenses
Access and other interconnection............     16,332      17,618     17,797
Network and other communications services...      7,911       7,750      6,747
Depreciation and amortization...............      2,740       3,520      2,394
Selling, general and administrative.........     14,786      14,356     11,630
  Total communications services expenses....     41,769      43,244     38,568
Financial services expenses.................      1,605       1,967      1,622
Total operating expenses....................     43,374      45,211     40,190

Operating income............................      8,810       5,453      7,586
Other income - net..........................        390         280         89
Interest expense............................        334         478        435
Income from continuing operations before
  income taxes..............................      8,866       5,255      7,240
Provision for income taxes..................      3,258       2,050      2,847
Income from continuing operations...........      5,608       3,205      4,393

Discontinued operations
Income(loss) from discontinued operations
  (net of tax benefits of $374 in 1996,
  $1,254 in 1995 and $39 in 1994)...........        138      (3,066)       317
Gain on sale of discontinued operation
  (net of taxes of $138)....................        162           -          -
Net income .................................    $ 5,908    $    139    $ 4,710

Weighted-average common shares and
  common share equivalents (millions).......      1,616       1,592      1,564

Per common share
Income from continuing operations...........    $  3.47    $   2.01    $  2.81
Income(loss) from discontinued operations...       0.09       (1.92)      0.20
Gain on sale of discontinued operation......       0.10           -          -
Net income..................................    $  3.66    $   0.09    $  3.01


The notes on pages 34 through 44 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                         AT&T CORP. AND SUBSIDIARIES
                                 At December 31
Dollars in millions                                        1996      1995

ASSETS
Cash and cash equivalents...................            $   134   $   129
Receivables, less allowances of $1,336 and $1,252
  Accounts receivable.......................              8,973     8,359
  Finance receivables.......................              7,087    10,665
Deferred income taxes.......................              1,413     2,437
Other current assets........................                703       498
TOTAL CURRENT ASSETS........................             18,310    22,088

Property, plant and equipment - net.........             19,794    16,083
Licensing costs, net of accumulated
  amortization of $913 and $743.............              8,071     8,056
Investments.................................              3,883     3,646
Long-term finance receivables...............                703       768
Prepaid pension costs.......................              1,933     1,793
Other assets................................              2,332     2,535
Net assets of discontinued operations.......                526     7,426
TOTAL ASSETS................................            $55,552   $62,395

LIABILITIES
Accounts payable............................            $ 6,173   $ 5,089
Payroll and benefit-related liabilities.....              2,635     2,908
Debt maturing within one year...............              2,460    12,176
Dividends payable...........................                536       527
Other current liabilities...................              4,514     3,880
TOTAL CURRENT LIABILITIES...................             16,318    24,580

Long-term debt..............................              7,883     8,542
Long-term benefit-related liabilities.......              3,037     2,871
Deferred income taxes.......................              4,827     5,446
Other long-term liabilities and deferred
 credits                                                  3,192     3,682
TOTAL LIABILITIES...........................             35,257    45,121

SHAREOWNERS' EQUITY
Common shares, par value $1 per share.......              1,623     1,596
  Authorized shares: 2,000,000,000
  Outstanding shares: 1,623,487,646 at December 31, 1996;
                      1,596,005,351 at December 31, 1995

Additional paid-in capital..................             15,643    16,614
Guaranteed ESOP obligation..................                (96)     (254)
Foreign currency translation adjustments....                 47         5
Retained earnings (deficit).................              3,078      (687)
TOTAL SHAREOWNERS' EQUITY...................             20,295    17,274

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY...            $55,552   $62,395

The notes on pages 34 through 44 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREOWNERS' EQUITY                                AT&T CORP. AND SUBSIDIARIES
                             Years Ended December 31
Dollars in millions                                 1996        1995       1994

Common shares
  Balance at beginning of year                   $ 1,596    $  1,569    $ 1,547
  Shares issued:
    Under employee plans                              19          13         11
    Under shareowner plans                             8          13          8
    Other                                              -           1          3
Balance at end of year                             1,623       1,596      1,569
Additional paid-in capital
  Balance at beginning of year                    16,614      15,825     14,324
  Shares issued:
    Under employee plans                             975         598        536
    Under shareowner plans                           434         687        424
    Other                                              -          31        133
  Preferred stock redemption                           -           -        408
  Dividends declared                                   -        (527)         -
  Spin-offs of Lucent and NCR(a)                  (2,380)          -          -
Balance at end of year                            15,643      16,614     15,825
Guaranteed ESOP obligation
  Balance at beginning of year                      (254)       (305)      (355)
  Amortization                                        52          51         50
  Assumption by Lucent(a)                            106           -          -
Balance at end of year                               (96)       (254)      (305)
Foreign currency translation adjustments
  Balance at beginning of year                         5         145        (32)
  Translation adjustments                            (33)       (140)       177
  Spin-offs of Lucent and NCR(a)                      75           -          -
Balance at end of year                                47           5        145
Retained earnings (deficit)
  Balance at beginning of year                      (687)        687     (2,110)
  Net income                                       5,908         139      4,710
  Dividends declared                              (2,132)     (1,570)    (1,940)
  Other changes                                      (11)         57         27
Balance at end of year                             3,078        (687)       687
Total Shareowners' Equity                        $20,295     $17,274    $17,921

(a) The net impact of the spin-offs of Lucent and NCR on total shareowners' equity was $2,199 million.

     In March 1990 we issued 13.4 million new shares of common stock in connection with the establishment of an ESOP feature for the nonmanagement savings plan. The shares are being allocated to plan participants over ten years commencing in July 1990 as contributions are made to the plan. In connection with the Lucent spin-off, $106 million of the unamortized guaranteed ESOP obligation was assumed by Lucent.

     We have 100 million authorized shares of preferred stock at $1 par value. No preferred stock is currently issued or outstanding.

     The notes on pages 34 through 44 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS              AT&T CORP. AND SUBSIDIARIES
                             Years Ended December 31
Dollars in millions                                 1996        1995      1994

OPERATING ACTIVITIES
Net income                                       $ 5,908   $     139   $ 4,710
Add:(Income)loss from discontinued operations       (138)      3,066      (317)
    Gain on sale of discontinued operation          (162)          -         -
Income from continuing operations                  5,608       3,205     4,393
Adjustments to reconcile net income to net cash provided by
operating activities
  of continuing operations:
    Restructuring and other charges                    -       3,029         -
    Depreciation and amortization                  2,740       2,586     2,394
    Provision for uncollectibles                   2,443       2,272     1,697
    Increase in accounts receivable               (2,149)     (2,231)   (1,857)
    Increase in accounts payable                     438         850       562
    Net (increase)decrease in other operating
      assets and liabilities                        (861)        (93)      319
    Other adjustments for noncash items - net        515        (558)      436
NET CASH PROVIDED BY OPERATING ACTIVITIES
  OF CONTINUING OPERATIONS                         8,734       9,060     7,944

INVESTING ACTIVITIES
Capital expenditures                              (6,339)     (4,616)   (3,302)
Proceeds from sale or disposal of property,
  plant and equipment                                145         204        54
Decrease(increase) in finance assets                 139      (2,364)   (3,537)
Proceeds from securitizations of
  finance receivables                              3,000       3,492         -
Acquisitions of licenses                            (267)     (1,978)     (293)
Net increase in investments                         (290)       (101)     (114)
Dispositions(acquisitions), net of
  cash acquired                                    2,145      (3,406)     (105)
Other investing activities - net                     (23)       (218)       21
NET CASH USED IN INVESTING ACTIVITIES OF
  CONTINUING OPERATIONS                           (1,490)     (8,987)   (7,276)

FINANCING ACTIVITIES
Proceeds from long-term debt issuances                 -       2,392     3,422
Retirements of long-term debt                     (1,236)     (2,137)   (4,078)
Issuance of common shares                          1,293       1,214       976
Dividends paid                                    (2,122)     (2,088)   (1,870)
(Decrease)increase in short-term
  borrowings - net                                (5,302)      1,939     1,217
Other financing activities - net                   1,986         100       111
NET CASH (USED IN) PROVIDED BY FINANCING
  ACTIVITIES OF CONTINUING OPERATIONS             (5,381)      1,420      (222)
Effect of exchange rate changes on cash                9          40        (6)
Net cash used in discontinued operations          (1,867)     (1,624)     (392)
Net increase(decrease) in cash and
  cash equivalents                                     5         (91)       48
Cash and cash equivalents at
  beginning of year                                  129         220       172
Cash and cash equivalents at
  end of year                                    $   134   $     129   $   220

The notes on pages 34 through 44 are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT&T CORP. AND SUBSIDIARIES (AT&T) (Dollars in millions, except per share amounts)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include all majority-owned subsidiaries. Investments in which we exercise significant influence but which we do not control (generally a 20% - 50% ownership interest) are accounted for under the equity method of accounting. This represents the majority of our investments. Generally, investments in which we have less than a 20% ownership interest are accounted for under the cost method of accounting.

CURRENCY TRANSLATION

     For operations outside of the U.S. that prepare financial statements in currencies other than the U.S. dollar, we translate income statement amounts at average exchange rates for the year, and we translate assets and liabilities at year-end exchange rates. We present these translation adjustments as a separate component of shareowners' equity.

REVENUE RECOGNITION

     We recognize wireline and wireless services revenue based upon minutes of traffic processed and contracted fees. Generally, we recognize products and other services revenue in accordance with contract terms. Our financial services revenue is recognized over the life of the finance receivables using the interest method.

ADVERTISING COSTS

     We expense costs of advertising as incurred. Advertising expense was $2,667, $2,148 and $2,050 in 1996, 1995 and 1994, respectively.

INVESTMENT TAX CREDITS

     We amortize investment tax credits as a reduction to the provision for income taxes over the useful lives of the property that produced the credits.

EARNINGS PER SHARE

     We use the weighted-average number of shares of common shares and common share equivalents outstanding during each period to compute earnings per common share. Common share equivalents are stock options assumed to be exercised for purposes of this computation.

STOCK-BASED COMPENSATION

     We apply the intrinsic value based method of accounting for our stock-based compensation plans, and except for certain plans, we do not record compensation expense.

CASH EQUIVALENTS

     We consider all highly liquid investments with original maturities of generally three months or less to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

     We state property, plant and equipment at cost, unless impaired, and determine depreciation based upon the assets= estimated useful lives using either the group or unit method. The group method is used for most depreciable assets. When we sell or retire assets that were depreciated using the group method, we deduct the cost from property, plant and equipment and accumulated depreciation. The unit method is used primarily for large computer systems and undersea submarine cables. When we sell assets that were depreciated using the unit method, we include the gains or losses in operating results.

     We use accelerated depreciation methods primarily for digital equipment used in the telecommunications network, except for switching equipment placed in service before 1989 and certain high technology computer processing equipment. All other plant and equipment is depreciated on a straight-line basis.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

LICENSING COSTS

     Licensing costs are costs incurred to develop or acquire cellular, personal communications services (PCS) and messaging licenses. Generally, amortization begins with the commencement of service to customers and is computed using the straight-line method over a period of 40 years.

GOODWILL

     Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. We amortize goodwill on a straight-line basis over the periods benefited ranging from 5 to 40 years. Goodwill is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount, a loss is recognized for the difference between the fair value and carrying value of the asset.

DERIVATIVE FINANCIAL INSTRUMENTS

     We use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. Derivatives, used as part of our risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Gains and losses that do not qualify as hedges are recognized in other income - net.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as long-term contracts, allowance for doubtful accounts, depreciation and amortization, employee benefit plans, taxes, restructuring reserves and contingencies.

RECLASSIFICATIONS

     We reclassified certain amounts for previous years to conform with the 1996 presentation.


2.  DISCONTINUED OPERATIONS

     On September 20, 1995, AT&T announced a plan, subject to certain conditions, to separate into three independent, publicly held, global companies: communications services (AT&T), communications systems and technologies (Lucent Technologies Inc., "Lucent") and transaction-intensive computing (NCR
Corporation, "NCR"). In April 1996 Lucent sold 112 million shares of common stock in an initial public offering (IPO), representing 17.6% of the Lucent common stock outstanding. Because of AT&T's plan to spin off its remaining 82.4% interest in Lucent, the sale of the Lucent stock was recorded as an equity transaction, resulting in an increase in AT&T's additional paid-in capital at the time of the IPO. In addition, in connection with the restructuring, Lucent assumed $3.7 billion of AT&T debt in 1996. On September 30, 1996, AT&T distributed to AT&T shareowners of record as of September 17, 1996, the remaining Lucent common stock held by AT&T. The shares were distributed on the basis of .324084 of a share of Lucent for each AT&T share outstanding.

     Also announced as part of the separation plan was AT&T's intent to pursue the sale of its remaining approximate 86% interest in AT&T Capital Corporation (AT&T Capital). On October 1, 1996, AT&T sold its remaining interest in AT&T Capital for approximately $1.8 billion, resulting in a gain of $162, or $.10 per share, after taxes.

     On December 31, 1996, AT&T also distributed all of the outstanding common stock of NCR to AT&T shareowners of record as of December 13, 1996. The shares were distributed on the basis of .0625 of a share of NCR for each AT&T share outstanding on the record date. As a result of the Lucent and NCR distributions, AT&T's shareowners' equity was reduced by $2.2 billion. The distributions of the Lucent and NCR common stock to AT&T shareowners were noncash transactions which did not affect AT&T's results of operations. The distribution of NCR stock completed AT&T's strategic restructuring plan as announced on September 20, 1995.

     The consolidated financial statements of AT&T have been restated to reflect the dispositions of Lucent, NCR and AT&T Capital and the planned dispositions of other businesses as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of Lucent, NCR, AT&T Capital and other businesses have been excluded from the respective captions in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows, and have been reported through the dates of disposition as "Income (loss) from discontinued operations," net of applicable income taxes; as "Net assets of discontinued operations"; and as "Net cash used in discontinued operations" for all periods presented.

     Summarized financial information for the discontinued operations is as follows:

                                           1996       1995        1994
          Revenues                      $22,341    $28,945     $27,318
          Income (loss) before
            income taxes                   (236)    (4,320)        278
          Net income (loss)                 138     (3,066)        317
          Current assets                    554     17,415
          Total assets                      862     34,181
          Current liabilities               230     14,787
          Total liabilities                 336     26,755
          Net assets of discontinued
            operations                  $   526    $ 7,426

     The income (loss) before income taxes includes allocated interest expense of $45, $134 and $198 in 1996, 1995 and 1994, respectively. Interest expense was allocated to discontinued operations based on a ratio of net assets of discontinued operations to total AT&T consolidated assets.


3.  CHANGES IN ACCOUNTING PRINCIPLES

     In 1997 we will adopt Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Among other provisions, this standard requires that in connection with the transfer of financial assets, liabilities incurred should be measured at fair value and retained interests should be recorded as a portion of the original carrying amount of the transferred financial assets. The adoption of this standard will not have a material impact on our results of operations, financial position or cash flows.


4.  SUPPLEMENTARY FINANCIAL INFORMATION SUPPLEMENTARY INCOME
STATEMENT
    INFORMATION

Years ended December 31                       1996       1995       1994

INCLUDED IN DEPRECIATION AND AMORTIZATION
Amortization of licensing costs             $  170     $  133     $  115
Amortization of goodwill                        52         74         38

INCLUDED IN SELLING, GENERAL AND
  ADMINISTRATIVE
Research and development expenses           $  640     $  563     $  463

FINANCIAL SERVICES EXPENSES
Interest expense                            $  392     $  638     $  453
Provision for losses                           504        663        539
Other costs                                    410        450        361
Selling, general and administrative            299        216        269
  Total                                     $1,605     $1,967     $1,622

OTHER INCOME - NET                            1996       1995       1994
Interest income                             $   18     $   38     $   30
Minority interests in earnings
  of subsidiaries                              (15)       (17)       (22)
Net equity earnings from investments            67        103        104
Officers' life insurance                        74         73         34
Sale/exchange of cellular investments          158         64         12
Miscellaneous - net                             88         19        (69)
Total other income - net                    $  390     $  280     $   89

DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                        $  193     $  107     $   39

SUPPLEMENTARY BALANCE SHEET INFORMATION

At December 31                                 1996       1995
PROPERTY, PLANT AND EQUIPMENT
Machinery, electronic and other equipment   $32,858    $27,320
Buildings and improvements                    6,288      5,973
Land and improvements                           376        411
Total property, plant and equipment          39,522     33,704
Accumulated depreciation                    (19,728)   (17,621)
Property, plant and equipment - net         $19,794    $16,083

OTHER ASSETS
Unamortized goodwill                        $ 1,325    $ 1,345
Deferred charges                                491        596
Other                                           516        594
Total other assets                          $ 2,332    $ 2,535

SUPPLEMENTARY CASH FLOW INFORMATION

Years ended December 31                        1996       1995       1994
Interest payments net of
  amounts capitalized                       $   765    $ 1,049     $  873
Income tax payments                           2,121      2,154      2,136

     On September 30, 1996 AT&T distributed to AT&T shareowners all of the remaining 82.4% of Lucent common stock held by AT&T, resulting in a noncash distribution of $2.7 billion. Also, on December 31, 1996 AT&T distributed all of the outstanding stock of NCR to AT&T shareowners, resulting in a noncash distribution of $2.1 billion.

     In 1995 we acquired the remaining 48% of LIN Broadcasting Corporation (LIN) for approximately $3.3 billion. The purchase price was allocated to the fair value of assets acquired of $4.0 billion and the fair value of liabilities assumed of $.7 billion.

5.  BUSINESS RESTRUCTURING AND OTHER CHARGES

     In the fourth quarter of 1995 we recorded a pretax charge of $3,029 to cover restructuring costs of $2,307 and asset impairments and other charges of $722. This charge included plans to exit certain proprietary network and messaging services; restructure customer service organizations; consolidate call servicing centers; exit certain satellite services; reorganize corporate support functions such as information systems, human resources and financial operations; and restructure certain international operations.

     As part of our plan to sell certain businesses and to restructure our operations, restructuring liabilities of $1,718 were recorded for employee separation costs, costs associated with early termination of building leases and other items. In addition, asset impairments of $567 (which directly reduced the carrying value of the related asset balances) and $22 of benefit plan losses were recorded. Benefit plan losses relate to our pension and other employee benefit plans and primarily represent losses in the current year for actuarial changes that otherwise might have been amortized over future periods.

     The 1995 restructure charge of $2,307 included separation costs for nearly 17,000 employees, which included approximately 12,000 management and 5,000 occupational employees. As of December 31, 1996, approximately 5,000 management employees and 1,000 occupational employees have been separated. Of the 5,000 management sepa rations, approximately 3,000 accepted voluntary severance packages.

     During 1996 we completed the restructuring of our proprietary network and messaging services business, closed several call servicing centers, sold certain international operations and reorganized certain corporate support functions. The implementation of certain restructuring activities are occurring at a slower pace than planned. There have been delays in exiting certain businesses and reorganizing corporate support functions, in part, to ensure customer satisfaction during this transition period. We expect the majority of our plans to be completed during 1997. However, certain severance and facility costs have payment terms extending beyond 1997. We believe that the balance is adequate to complete these plans.

     The following table displays a rollforward of the liabilities for business restructuring from December 31, 1994 to December 31, 1996:

                                               1995
                                      ----------------------
                         Dec. 31,                                 Dec. 31,
                           1994                     Amounts         1995
                         Balance      Additions     Utilized      Balance
Type of Cost

Employee separations     $  76        $  934        $ (79)       $  931
Facility closings          512           497         (248)          761
Other                      111           287            8           406

Total                    $ 699        $1,718        $(319)       $2,098
---------------------------------------------------------------------------

                                               1996
                                      ----------------------
                         Dec. 31,                                 Dec. 31,
                          1995                      Amounts          1996
                         Balance      Additions     Utilized       Balance
Type of Cost

Employee separations     $  931             -       $(325)       $  606
Facility closings           761             -        (233)          528
Other                       406             -        (152)          254

Total                    $2,098             -       $(710)       $1,388
---------------------------------------------------------------------------

     Utilization   primarily   represents   cash   payments  and  other  noncash
utilization of restructuring reserves. 1996 noncash utilization includes $112 of net transfers to Lucent and NCR.

     The December 31, 1994 business restructuring balance included reserves primarily for real estate and reengineering operator services. As of December 31, 1996, $319 of the $699 December 31, 1994 balance remained. This balance is primarily related to excess space in various leased facilities and is expected to be fully utilized over the remaining terms of the leases. The balance is adequate to complete these plans.

     The 1995 charge of $722 for asset impairments and other charges included $668 for writing down certain impaired assets, including the write-down in the value of some unnecessary network facilities, the write-down of nonstrategic wireless assets and the reduction in value of some investments. There were no assets to be disposed of or sold included in these write-downs. The charge also included $54 of other items, none of which individually exceed 1% of the total charge.

     The total pretax charge of $3,029 for 1995 was recorded as $844 in network and other communications services; $934 in depreciation and amortization; $1,245 in selling, general and administrative; and $6 in financial services expenses. If viewed by type of cost, the combined charges reflect $956 for employee separations and other related items; $1,235 for asset write-downs; $497 for closing, selling and consolidating facilities; and $341 for other items. The total charge reduced income from continuing operations by $2,036, or $1.28 per share.

     In addition, charges of $1,172 (net of taxes) in the third quarter of 1995 and $2,145 (net of taxes) in the fourth quarter of 1995 are reflected in the loss from discontinued operations. These charges reduced income from discontinued operations by a total of $3,317, or $2.08 per share in 1995.


6.  INCOME  TAXES

     The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

Years ended December 31                           1996       1995     1994

U.S. federal statutory income tax rate              35%       35%      35%
Federal income tax at statutory rate            $3,103    $1,839   $2,534
Amortization of investment tax credits             (21)      (35)     (32)
State and local income taxes, net of
  federal income tax effect                        272       186      270
Amortization of intangibles                         13        62        3
Foreign rate differential                          131       (11)      14
Taxes on repatriated and accumulated
  foreign income, net of tax credits                19        17        1
Legal entity restructuring                        (195)        -        -
Research credits                                   (13)      (24)     (12)
Other differences - net                            (51)       16       69
Provision for income taxes                      $3,258    $2,050   $2,847
Effective income tax rate                         36.7%     39.0%    39.3%

     The U.S. and foreign components of income before income taxes and the provision for income taxes are presented in this table:

Years ended December 31                           1996     1995     1994
INCOME BEFORE INCOME TAXES
United States                                   $9,069   $5,742   $7,367
Foreign                                           (203)    (487)    (127)
Total                                           $8,866   $5,255   $7,240

PROVISION FOR INCOME TAXES
CURRENT
Federal                                         $2,289   $2,029   $2,144
State and local                                    397      395      309
Foreign                                             25        1      (12)
                                                $2,711   $2,425   $2,441
DEFERRED
Federal                                         $  534   $ (232)  $  338
State and local                                     23     (109)     107
Foreign                                             11        1        -
                                                $  568   $ (340)  $  445
Deferred investment tax credits                    (21)     (35)     (39)
Provision for income taxes                      $3,258   $2,050   $2,847

     Deferred income tax liabilities are taxes we expect to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

     Deferred income tax liabilities and assets consist of the following:

At December 31                                             1996     1995
LONG-TERM DEFERRED INCOME TAX LIABILITIES
  Property, plant and equipment                          $5,302   $5,042
  Investments                                                96      125
  Other                                                   1,403    2,069
Total long-term deferred income tax liabilities          $6,801   $7,236

LONG-TERM DEFERRED INCOME TAX ASSETS
  Business restructuring                                 $  195   $  447
  Net operating loss/credit carryforwards                   220      181
  Employee pensions and other benefits - net              1,300      623
  Reserves and allowances                                   121      141
  Valuation allowance                                      (164)    (128)
  Other                                                     302      526
Total long-term deferred income tax assets               $1,974   $1,790
Net long-term deferred income tax liabilities            $4,827   $5,446

CURRENT DEFERRED INCOME TAX LIABILITIES
Total current deferred income tax liabilities*           $  130   $  104

CURRENT DEFERRED INCOME TAX ASSETS
  Business restructuring                                 $  250   $  141
  Net operating loss/credit carryforwards                     3       61
  Employee pensions and other benefits                      525    1,186
  Reserves and allowances                                   734      768
  Valuation allowance                                        (2)      (1)
  Other                                                      20      386
Total current deferred income tax assets                 $1,530   $2,541
Net current deferred income tax assets                   $1,400   $2,437

*Includes $13 of foreign deferred income taxes recorded in other current liabilities.

     At December 31, 1996 we had net operating loss carryforwards (tax effected) for federal and state income tax purposes of $15 and $57, respectively, expiring through 2010. We also had foreign net operating loss carryforwards (tax effected) of $103, of which $96 has no expiration date, with the balance expiring by the year 2000. We also had federal tax credit carryforwards of $47 which are not subject to expiration. We recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.


7.  EMPLOYEE BENEFIT PLANS

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

     Immediately following the spin-off of Lucent on September 30, 1996, Lucent established separate defined benefit plans, and a share of the pension obligations and pension assets held in trust were transferred from AT&T to Lucent based on methods and assumptions that were agreed to by both companies. The asset and pension obligation amounts that were transferred to Lucent are subject to final adjustment. The final amounts to be transferred to Lucent are not expected to be materially different from the estimated amounts.

     We compute pension cost using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1996, 1995 and 1994.

     Pension cost includes the following components:

Years ended December 31                      1996       1995        1994
Service cost - benefits earned during
  the period                               $  299     $  203      $  239
Interest cost on projected benefit
  obligation                                  863        748         701
Amortization of unrecognized prior
  service costs                                99         90          73
Credit for expected return on plan
  assets*                                  (1,195)    (1,043)     (1,015)
Amortization of transition asset             (183)      (193)       (193)
Charges for special pension options             -         58           -
Net pension credit                         $ (117)    $ (137)    $  (195)

* The actual return on plan assets was $2,981 in 1996, $1,044 in 1995 and $156 in 1994.

     The net pension credit in 1995 includes a one-time charge of $58 for early retirement options and curtailments.

     This table shows the funded status of the defined benefit plans:

At December 31                                          1996         1995
Actuarial present value of accumulated benefit
  obligation, including vested benefits of
  $10,083 and $9,874                                 $11,520      $10,959

Plan assets at fair value                            $17,680      $15,294
Less: Actuarial present value of projected
  benefit obligation                                  12,380       11,572
Excess of assets over projected benefit obligation     5,300        3,722
Unrecognized prior service costs                         766          804
Unrecognized transition asset                           (889)      (1,136)
Unrecognized net gain                                 (3,303)      (1,620)
Net minimum liability of nonqualified plans              (51)         (49)
Prepaid pension costs                                $ 1,823    $   1,721

     We used these rates and assumptions to calculate the projected benefit obligation:

At December 31                                          1996       1995
Weighted-average discount rate                           7.5%       7.0%
Rate of increase in future compensation levels           5.0%       5.0%

     The prepaid pension costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the Consolidated Balance Sheets.

     We are amortizing over approximately 15.9 years the unrecognized transition asset related to our 1986 adoption of SFAS No. 87, "Employers' Accounting for Pensions." We amortize prior service costs primarily on a straight-line basis over the average remaining service period of active employees. Our plan assets consist primarily of listed stocks (including $56 and $61 of AT&T common stock at December 31, 1996 and 1995, respectively), corporate and governmental debt, real estate investments and cash and cash equivalents.

SAVINGS PLANS

     We sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions amounted to $180 in 1996, $159 in 1995 and $134 in 1994.


8.  POSTRETIREMENT BENEFITS

     Our benefit plans for retirees include health care benefits, life insurance coverage and telephone concessions.

     Immediately following the spin-off of Lucent on September 30, 1996, Lucent established separate postretirement benefit plans, and a share of the postretirement benefit obligations and postretirement benefit assets held in trust were transferred from AT&T to Lucent based on methods and assumptions that were agreed to by both companies. The assets and postretirement benefit obligations that were transferred to Lucent are subject to final adjustment. The final amounts to be transferred to Lucent are not expected to be materially different from the estimated amounts.

     This table shows the components of the net postretirement benefit cost:

Years ended December 31                             1996       1995       1994
Service cost - benefits earned during the period    $ 54       $ 41       $ 45
Interest cost on accumulated postretirement
  benefit obligation                                 263        258        245
Expected return on plan assets*                      (99)       (78)       (64)
Amortization of unrecognized prior service costs      39         23          4
Amortization of net loss (gain)                        2         (5)         1
Charge for special options                             1          2          -
Net postretirement benefit cost                     $260       $241       $231

* The actual return on plan assets was $313 in 1996, $256 in 1995 and $(11) in 1994.

     We had approximately 37,900, 34,500 and 34,000 retirees as of December 31, 1996, 1995 and 1994, respectively.

     Our plan assets consist primarily of listed stocks, corporate and governmental debt, cash and cash equivalents and life insurance contracts. The following table shows the funded status of our postretirement benefit plans reconciled with the amounts recognized in the Consolidated Balance Sheets:

At December 31
                                                            1996       1995
Accumulated postretirement benefit obligation:
  Retirees                                                $2,244     $2,138
  Fully eligible active plan participants                    453        432
  Other active plan participants                           1,042      1,195
Total accumulated postretirement benefit obligation        3,739      3,765
Plan assets at fair value                                  1,566      1,241
Unfunded postretirement obligation                         2,173      2,524
Less:
  Unrecognized prior service costs                           206        263
  Unrecognized net gain
(510)       (54)
Accrued postretirement benefit obligation
$2,477     $2,315

     We made these assumptions in valuing our postretirement benefit obligation at December 31:

1996       1995
Weighted-average discount rate
7.5%       7.0%
Expected long-term rate of return on plan assets
9.0%       9.0%
Assumed rate of increase in the per capita cost of
  covered health care benefits
5.6%       6.1%

     We assumed that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1996 to 4.7% by the year 2006 and then remain level. This assumption greatly affects the amounts reported. To illustrate, increasing the assumed trend rate by 1% in each year would raise our accumulated postretirement benefit obligation at December 31, 1996 by $166 and our 1996 postretirement benefit costs by $19.


9.  STOCK-BASED COMPENSATION PLANS

     Under the 1987 Long-Term Incentive Program, we grant stock options, performance shares, restricted stock and other awards. On January 1 of each year, 0.6% of the outstanding shares of our common stock become available for grant. The exercise price of any stock option is equal to or greater than the stock price when the option is granted. Generally, the options vest over three years and are exercisable up to ten years from the date of grant. Performance share units are awarded to key employees in the form of either common stock or cash at the end of a three year period based on AT&T's return-to-equity performance compared with a target.

     Under the AT&T 1996 Employee Stock Purchase Plan (Plan) which was effective July 1, 1996, we are authorized to issue up to 50 million shares of common stock to our eligible employees. Under the terms of the Plan, employees may have up to 10% of their earnings withheld to purchase AT&T's common stock. The purchase price of the stock on the date of exercise is 85% of the average high and low sale prices of shares on the New York Stock Exchange for that day. Under the Plan, we sold approximately 3 million shares to employees during 1996.

     We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our plans. Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for our performance-based and restricted stock awards, SARs, and prior to July 1, 1996 for the stock purchase plan for former McCaw Cellular Communications, Inc. employees. Compensation costs charged against income were $41 in 1996.

     A summary of option transactions is shown below:

                                    Weighted-
                                     Average
                                    Exercise
Shares in thousands            1996         Price
1995       1994
Outstanding at January 1     47,689        $43.21       40,285
38,012
 Lucent and NCR
  spin-off adjustments       22,678             -
-          -
 Options granted              9,132        $45.53
13,276      5,803
 Options and SARs
  exercised                 (10,708)       $19.16       (8,181)
(2,498)
Average exercise price                                  $29.39
$25.04
Options assumed in
 purchase of LIN                  -             -
3,382          -
Options canceled or
  forfeited:
  Lucent and NCR spin-offs  (16,179)       $37.25
-          -
  Other employee plans       (5,702)       $37.12       (1,073)
(1,032)

At December 31:
Options outstanding          46,910        $33.89       47,689
40,285
Average exercise price                                  $43.21
$36.61
Options exercisable          28,034        $28.81       28,775
28,010
Shares available for grant   19,693             -       17,524
22,015

     Effective on the dates of spin-off of Lucent and NCR, AT&T stock options held by Lucent and NCR employees were canceled. For the holders of unexercised AT&T stock options, the number of options was adjusted and all exercise prices were decreased immediately following each spin-off date to preserve the economic values of the options that existed prior to those dates.

     During 1996, 73,145 SARs were exercised and no SARs were granted. The number of outstanding SARs was adjusted by 131,088 in connection with the Lucent and NCR spin-offs. At December 31, 1996, 743,840 SARs remained unexercised, all of which were exercisable.

     AT&T  has  adopted  the   disclosure-only   provisions  of  SFAS  No.  123,
"Accounting for Stock-Based Compensation." If AT&T had elected to recognize compensation costs based on the fair value at the date of grant for awards in 1996 and 1995, consistent with the provisions of SFAS No. 123, AT&T's net income and earnings per common share would have been reduced to the following pro forma amounts:

Years ended December 31                              1996
1995
Income from continuing operations                  $5,537
$3,192
Income (loss) from discontinued operations            111
(3,072)
Net income                                         $5,810
$  120

Earnings per common share
Continuing operations                              $ 3.43        $
2.00
Discontinued operations                               .07
(1.92)
Net income                                         $ 3.60
$  .08

     Without the effect of pro forma costs related to the conversion of options in the Lucent and NCR spin-offs, pro forma income from continuing operations was $5,567 or $3.44 per share in 1996.

     The pro forma effect on net income for 1996 and 1995 may not be representative of the pro forma effect on net income of future years because the SFAS No. 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to January 1, 1995.

     The weighted-average fair values at date of grant for options granted during 1996 and 1995 were $13.12 and $14.02, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for periods before the Lucent spin-off and subsequent to the Lucent spin-off, respectively: (i) expected dividend yields of 2.4% and 2.8%, (ii) expected volatility rates of 19.0% and 21.0%, and (iii) expected lives of 5.0 years and 4.5 years. The risk-free interest rates applied for 1996 and 1995 were 6.11% and 6.44%, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1996:

             Options Outstanding                   Options
Exercisable

                   Number       Weighted-                  Number
                 Outstanding    Average     Weighted-
Exercisable   Weighted-
  Range of           at         Remaining   Average
at       Average
  Exercise     Dec. 31, 1996   Contractual  Exercise   Dec. 31,
1996   Exercise
   Prices      (in thousands)     Life       Price     (in
thousands)   Price

$ 1.11 - $15.76    1,619          2.45      $11.90
1,619       $11.90
 15.83 -  27.12   12,666          4.03       23.26
12,647        23.26
 27.16 -  34.95    8,991          6.89       34.16
5,036        33.59
 35.20 -  36.96   10,106          6.81       35.96
7,157        36.08
$37.02 - $47.37   13,528          8.53       44.74
1,575        42.38

                  46,910          6.42      $33.89
28,034       $28.81

10.  DEBT OBLIGATIONS

DEBT MATURING WITHIN ONE YEAR
At December 31                                1996          1995
Commercial paper                            $1,950       $10,917
Long-term debentures and notes                 463         1,193
Other                                           47            66
Total debt maturing within one year         $2,460       $12,176
Weighted-average interest rate of
  short-term debt                              5.5%          5.7%

     A consortium of lenders provides revolving credit facilities of $6.0 billion to AT&T. These credit facilities are intended for general corporate purposes, which include support for AT&T's commercial paper, and were unused at December 31, 1996.

LONG-TERM OBLIGATIONS
At December 31                                1996       1995
Interest Rates (a)      Maturities
DEBENTURES
4 3/8% to 4 3/4%        1998-1999           $  500     $  750
5 1/8% to 6%            2000-2001              500        500
8 1/8% to 8 5/8%        1997-2031            1,996      1,999

NOTES
4 1/4% to 7 3/4%        1997-2025            4,341      5,380
7 4/5% to 8 19/20%      1997-2025              786        838
9% to 13%               1997-2004               60        101
Variable rate           1997-2054              115        120
Total debentures and notes                   8,298      9,688
Other                                          112        122
Less: Unamortized discount - net                64         75
Total long-term obligations                  8,346      9,735
Less: Amounts maturing within one year         463      1,193
Net long-term obligations                   $7,883     $8,542

(a) Note that the actual interest paid on our debt obligations may have differed from the stated amount due to our entering into interest rate swap contracts to manage our exposure to interest rate risk and our strategy to reduce finance costs.

     This table shows the maturities, at December 31, 1996, of the $8,346 in total long-term obligations:

          1997       1998       1999       2000       2001
Later Years
          $463       $892     $1,065       $670       $652
$4,604

11.  FINANCIAL INSTRUMENTS

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

     By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 1996 and 1995, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures and we believe that our reserves for losses are adequate. We do not have any significant exposure to any individual customer or counterparty, nor do we have any major concentration of credit risk related to any financial instruments.

COMMITMENTS TO EXTEND CREDIT

     We participate  in the  general-purpose  credit card business  through AT&T
Universal Card Services Corp., a wholly owned subsidiary. We purchase essentially all cardholder receivables under an agreement with the Universal Bank, which issues the cards. The unused portion of available credit was $69,041 at December 31, 1996 and $72,179 at December 31, 1995. This represents the receivables we would need to purchase if all Universal Card accounts were used up to their full credit limits. The potential risk of loss associated with, and the estimated fair value of, the unused credit lines are not considered to be significant.

LETTERS OF CREDIT

     Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions and do not create any additional risk to AT&T.

GUARANTEES OF DEBT

     From time to time we guarantee the debt of our subsidiaries and certain unconsolidated joint ventures. Additionally, in connection with restructurings of AT&T, we issued guarantees for certain debt obligations of AT&T Capital and NCR. At December 31, 1996, the amount of guaranteed debt associated with AT&T Capital and NCR was $230.

INTEREST RATE SWAP AGREEMENTS

     We enter into interest rate swaps to manage our exposure to changes in interest rates and to lower our overall costs of financing. We enter into swap agreements to manage the fixed/floating mix of our debt portfolio in order to reduce aggregate risk to interest rate movements. Interest rate swaps also allow us to raise funds at floating rates and effectively swap them into fixed rates that are lower than those available to us if fixed-rate borrowings were made directly. These agreements involve the exchange of floating-rate for fixed-rate payments or fixed-rate for floating-rate payments without the exchange of the underlying principal amount. Fixed interest rate payments at December 31, 1996 are at rates ranging from 4.68% to 7.75%. Floating-rate payments are based on rates tied to prime, LIBOR or U.S. Treasury bills. Interest rate differentials paid or received under these swap contracts are recognized over the life of the contracts as adjustments to the effective yield of the underlying debt. If we terminate a swap agreement, the gain or loss is recorded as an adjustment to the basis of the underlying asset or liability and amortized over the remaining life.

     The following table indicates the types of swaps in use at December 31, 1996 and 1995 and their weighted-average interest rates. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts.

                                                                 1996       1995
Fixed to variable swaps - notional amount        $1,342     $1,417
  Average receive rate                             6.67%      6.57%
  Average pay rate                                 5.45%      5.62%
Variable to fixed swaps - notional amount        $  351     $  894
  Average receive rate                             5.77%      5.64%
  Average pay rate                                 5.71%      6.05%

     The weighted average remaining terms of the swap contracts are 4 years for 1996 and 8 years for 1995.

FOREIGN EXCHANGE

     We enter into foreign currency exchange contracts, including forward and option contracts, to manage our exposure to changes in currency exchange rates, principally French francs, Deutsche marks, pounds sterling and Japanese yen. The use of these derivative financial instruments allows us to reduce our exposure to the risk of adverse changes in exchange rates on the eventual reimbursement to foreign telephone companies for their portion of the revenues billed by AT&T for calls placed in the U.S. to a foreign country. These transactions are generally expected to occur in less than one year. Gains or losses on foreign exchange contracts that are designated for forecasted and other foreign currency transactions are recognized in other income as the exchange rates change.

FAIR VALUES OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE
FINANCIAL INSTRUMENTS

     The following table summarizes the notional amounts of material financial instruments. The notional amounts represent agreed upon amounts on which calculations of dollars to be exchanged are based. They do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. Our exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

                                              1996          1995
                                            Contract/     Contract/
                                            Notional      Notional
                                             Amount        Amount
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements               $ 1,693       $ 2,311
Foreign exchange:
  Forward contracts                             646           491
  Option contracts                               65             8
Letters of credit                               264           260
Guarantees of debt                              328           112

     The tables below show the valuation methods and the carrying amounts and estimated fair values of material financial instruments.


Financial instrument                  Valuation method
Universal Card finance receivables    Carrying amounts. These
accrue interest
                                        at a prime-based rate
Debt excluding capital leases         Market quotes or based on
rates available
                                        to us for debt with
similar terms and
                                        maturities
Letters of credit                     Fees paid to obtain the
obligations
Guarantees of debt                    Not practicable.  There are
no quoted
                      market prices for similar agreements
                                    available
Interest rate swap agreements         Market quotes obtained from
dealers
Foreign exchange contracts            Market quotes


     For finance receivables other than leases, the carrying amount equals the fair value. These amounts were $6,688 and $10,263 for 1996 and 1995, respectively. For debt excluding capital leases, the carrying amounts and fair values were $10,330 and $10,620, respectively, for 1996; and $20,698 and $21,225, respectively, for 1995.

                                                                            1996
                                         Carrying Amount
Fair Value
                                         Asset      Liab.
Asset    Liab.
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements              $ 5       $ 9
$47     $23
Foreign exchange forward contracts           6        15
7      35

                                                                            1995
                                         Carrying Amount
Fair Value
                                         Asset      Liab.
Asset    Liab.
DERIVATIVES AND OFF BALANCE SHEET
  INSTRUMENTS
Interest rate swap agreements              $ 8       $ 6
$63     $46
Foreign exchange forward contracts           6        28
10      20

SECURITIZATION OF RECEIVABLES

     For the years ended December 31, 1996 and 1995, we securitized portions of our short-term finance receivable portfolios amounting to $3,000 and $3,500, with proceeds received of $3,000 and $3,492, respectively. We continue to service these accounts for the purchasers. At December 31, 1996 and 1995, $6,500 and $3,500, respectively, of receivables previously securitized remained outstanding.


12.  SEGMENT INFORMATION

INDUSTRY SEGMENTS

     AT&T operates in two industry segments, the telecommunications industry and the financial services industry. Our communications services (which is part of the telecommunications industry) consist of a wide range of services to residential and business customers, including domestic and international wireline long distance voice, data and video services, wireless services, network management, business consulting, outsourcing, electronic commerce solutions and internet access service. Additionally, we are embarking on a strategy to expand our services to local service. Financial services is primarily our AT&T Universal Card credit card business. Revenues between industry segments are not material.

                                              1996
1995       1994
REVENUES
Communications services                    $50,515    $48,403
$45,938
Financial services                           1,669      2,261
1,838
Total revenues                             $52,184    $50,664
$47,776

OPERATING INCOME (LOSS)
Communications services                    $ 9,198    $ 5,834    $
7,861
Financial services                              78
300        218
Corporate and nonoperating                    (410)
(879)      (839)
Income from continuing operations
  before income taxes                      $ 8,866    $ 5,255    $
7,240

ASSETS
Communications services                    $46,092    $42,440
$34,443
Financial services                           8,462     12,049
13,737
Corporate assets                               729
589        476
Eliminations                                  (257)
(109)       (78)
Total assets - continuing operations        55,026     54,969
48,578
Net assets of discontinued operations          526      7,426
8,870
Total assets                               $55,552    $62,395
$57,448

DEPRECIATION AND AMORTIZATION
Communications services                    $ 2,740    $ 3,520    $
2,394
Financial services                              12
7         18

GROSS CAPITAL EXPENDITURES
Communications services                    $ 6,776    $ 4,522    $
3,361
Financial services                               9
-          9

TOTAL LIABILITIES
Financial services                         $ 7,534    $10,842
$12,670


CONCENTRATIONS

     As of December 31, 1996 we are not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact our operations. We also do not have a concentration of available sources of labor, services, or licenses or other rights that could, if suddenly eliminated, severely impact our operations.

13.  AT&T CREDIT HOLDINGS, INC.

     In connection with a March 31, 1993 legal restructuring of AT&T Capital Holdings, Inc. (formerly AT&T Capital Corporation), we issued a direct, full and unconditional guarantee of all the outstanding public debt of AT&T Credit Holdings, Inc. (formerly AT&T Credit Corporation). At December 31, 1996, $59 of the guaranteed debt remained outstanding.

     AT&T Credit Holdings, Inc. holds the finance assets of the former AT&T Credit Corporation and prior to the sale of AT&T Capital on October 1, 1996, held the majority of AT&T's investment in AT&T Capital. The table below shows summarized consolidated financial information for AT&T Credit Holdings, Inc. The summarized financial information includes transactions with AT&T that are eliminated in consolidation.

                                              1996
1995       1994
Total revenues                              $  202     $
190       $ 58
Income from continuing operations               31
26         19
Income from discontinued operation             200
93         73
Net income                                  $  231     $
119       $ 92

Finance receivables                         $1,102     $1,149
Net assets of discontinued operation             -        835
Total assets                                 3,075      2,355
Total debt                                      60        100
Total liabilities                            1,891      1,343
Total shareowners' equity                   $1,184     $1,012


14.  COMMITMENTS AND CONTINGENCIES

     In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1996. These matters could affect the operating results of any one quarter when resolved in future periods. However, we believe that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements.

     We lease land, buildings and equipment through contracts that expire in various years through 2014. Our rental expense under operating leases was $721 in 1996, $766 in 1995 and $819 in 1994. The following table shows our future minimum lease payments due under noncancelable operating leases at December 31, 1996. Such payments total $2,873. The total of minimum rentals to be received in the future under noncancelable subleases as of December 31, 1996 was $329.

       1997       1998       1999       2000       2001
Later Years
       $606       $469       $359       $312       $234
$893

     We have entered into agreements with Lucent and NCR pursuant to which we will purchase products and services totaling at least $3,000 cumulatively by the end of 1998 from Lucent and $350 from NCR by the end of 1999. As of December 31, 1996 we purchased $2,726 of products and services from Lucent and NCR under these agreements.

     In January 1997 one of our satellites went out of orbital alignment. Contact could not be reestablished and the satellite was declared permanently out of service. Under various contracts related to previous sales of transponders associated with this satellite, we are required to either repair or replace the transponder or refund portions of the sale price. We have insurance to cover a portion of our exposure under these warranties as well as the carrying value of the satellite. We believe that the ultimate resolution will not have a material impact on our results of operations.


15.  QUARTERLY INFORMATION (UNAUDITED)

1996                                   First     Second
Third     Fourth
Total revenues                       $12,850    $12,868
$13,228    $13,238
Operating income                       2,413      2,319
2,174      1,904
Income from continuing operations      1,469      1,538
1,359      1,242
Income(loss) from discontinued
  operations                            (107)       (47)
73        219
Gain on sale of discontinued
  operation                                -          -
-        162
Net income                             1,362      1,491
1,432      1,623

Income(loss) per common share:
  Continuing operations                  .92        .95
 .84        .76
  Discontinued operations               (.07)      (.03)
 .05        .14
  Gain on sale of discontinued
    operation                              -          -
-        .10
Net income                               .85        .92
 .89       1.00

Dividends declared                       .33        .33
 .33        .33

Stock price*:
  High                               $68 7/8    $64 7/8    $62
3/8    $44 1/2
  Low                                 60 1/8     58         49
1/4     33 1/4
  Quarter-end close                   61 1/8     62         52
1/4     43 3/8

* Stock prices obtained from the Composite Tape.

     Stock prices on or before September 30, 1996 have not been restated to reflect the Lucent spin-off. Stock prices on or before December 31, 1996 have not been restated to reflect the NCR spin-off.

1995                                  First      Second
Third     Fourth
Total revenues                      $12,244     $12,614
$12,920    $12,886
Operating income(loss)                2,068       2,240
2,396     (1,251)
Income(loss) from continuing
  operations                          1,261       1,367
1,525       (948)
Loss from discontinue operations        (63)        (12)
(1,263)    (1,728)
Net income(loss)                      1,198       1,355
262     (2,676)

Income(loss) per common share:
  Continuing operations                 .80         .86
 .96       (.59)
  Discontinued operations              (.04)       (.01)
(.80)     (1.08)
Net income(loss)                        .76         .85
 .16      (1.67)

Dividends declared                      .33         .33
 .33        .33
Stock price*:
  High                              $53 1/4     $53 3/4    $66
3/8    $68 1/2
  Low                                47 5/8      47 7/8     51
3/8     60 1/4
  Quarter-end close                  51 3/4      53         65
3/4     64 3/4

* Stock prices obtained from the Composite Tape.

     In the third quarter of 1995, we recorded $1,597 of charges which decreased income from discontinued operations by $1,172 or $0.74 per share.

     In the fourth quarter of 1995, we recorded  pre-tax charges of $3,029 which
decreased  income from continuing  operations by $2,036,  or $1.27 per share. In
addition, the loss from discontinued  operations includes charges of $2,145 (net
of taxes), or $1.34 per share.
----------
Information contained on the outside back cover of the Annual Report to Shareowners and incorporated herein is as follows:


STOCK DATA

AT&T (ticker symbol "T") is listed on the New York Stock Exchange, as well as on the Boston, Midwest, Pacific and Philadelphia exchanges in the U.S., and on stock exchanges in Brussels, London, Paris and Geneva.

Shareowners of record as of December 31, 1996:  2,120,340.