Form 10-K, Exhibit 13
period 1997-12-31
AT&T CORP
filed 1998-03-27
CIK 5907

MANAGEMENT'S DISCUSSION AND ANALYSIS
January 1, 1997, marked a beginning for AT&T. The challenge of completing the "trivestiture" was behind us and we entered the new year as a new company -- one better focused and prepared to face the increasingly competitive and dynamic telecommunications industry. As our experience in 1997 proved, however, the most challenging period in this company's history did not end with trivestiture. Rather, we had just begun the work needed to position ourselves strategically and financially in order to grow profitably in the years to come.

  Change  and  complexity  characterized  the  industry  in 1997.  New  services continued  to emerge --  services  like voice  over the  Internet  and  Internet
Protocol(IP) networks. Digital technology continued to revolutionize the wireless communications business. Demand for data transmission services such as frame relay multiplied, and corporations demanded help managing their ever more complex, more global telecommunications needs. The maze of regulatory issues impacting our business grew more and more intricate. Even the very structure of the industry changed as companies from all parts of the industry looked for partners to help them become providers of complete offerings of telecommunications services.

  As if all this wasn't challenging enough in 1997, competition intensified in our long-distance and wireless businesses where we faced some of the stiffest competitive conditions around. Aggressive industry pricing practices put pressure on our margins in long-distance services for businesses. The competition used price and innumerable other tactics to attack our residential base and new competitors entered wireless markets all over the country with aggressive offers.

  Our mission for 1997 was to take the critical actions needed to prepare AT&T for the future. Our ultimate ability to deliver shareowner value depends on the strategic position and the financial strength and flexibility that we create for ourselves today. But we also understand the need to balance concern for the future with our investors' expectations for solid financial performance in the present.

  So in 1997, we did invest for the future. We invested in our local service initiative which reduced earnings before interest and taxes (EBIT), including other income, and earnings before interest, taxes, depreciation and amortization (EBITDA), including other income, by over $900 million each and reduced earnings per share by about $0.37. We did not get the return we wanted on this investment, so we made the important economic decision to discontinue our efforts to sell local service to residential customers on a total services resale basis. We remain committed to providing local service to our residential customers, but only when an economically viable means of doing so can be developed. On the business side, we accelerated our local entry in January 1998 when we executed a merger agreement with Teleport Communications Group, Inc.
(TCG), the largest competitive local exchange carrier. TCG brings to AT&T local facilities in 66 of the top U.S. markets, along with the management expertise we need to win in the business local market. The TCG deal, valued at about $11 billion, is expected to generate over $1 billion in synergies in 1999, growing to $2.2 - $2.5 billion in 2002. Under the agreement each share of TCG will be exchanged for .943 of an AT&T share. The merger, which remains subject to regulatory approval and certain other conditions, is expected to close in the second half of 1998.

  We also continued to develop businesses that are important to our long-term success. These businesses include international markets (excluding bilateral traffic), AT&T Solutions -- our outsourcing, consulting and networking integration professional services business; AT&T WorldNet -- our Internet access service for homes and businesses, and wireless service in new 1.9 GHz markets. We invested heavily in these businesses in 1997; they further reduced AT&T's EBIT by over $1.5 billion, EBITDA by more than $1.2 billion and earnings per share by about $0.58 for the year.

A chart appears containing the following information: AT&T Two-year EPS* Trend +: Core EPS in dollars #: Total EPS in dollars @: Initiatives EPS in dollars Dollars 1.20


                        +
                                                                              +
                                 +
              +
                        #                 +
                                                   +                 +
              #
                                 #
                                                                              #
0.80                                                        +
                                          #

                                                                     #
                                                   #

                                                            #

0.40



0
              @
                        @                 @
                                 @

                                                            @        @
                                                                              @
                                                   @

(0.40)

             1Q96     2Q96     3Q96     4Q96     1Q97     2Q97     3Q97     4Q97



                                    Year   Core   Inits   Total
                                    1996   4.04   (0.59)   3.45
                                    1997   3.69   (0.95)   2.74

*All earnings per share information in this discussion is presented on a diluted basis, meaning that the share balance used in the calculation includes shares outstanding plus shares that may be issued as a result of the exercise of options.

  We continued to invest in our core long-distance business as well. The AT&T network handled a record volume of traffic in 1997, including a new one-day record of 319 million calls on the Monday after Thanksgiving. Approximately 99.96% of these calls were completed on the first try. In order to maintain this level of capacity and reliability, as well as respond to new demands, we invested the majority of our capital spending in 1997 in the long-distance network, deploying Synchronous Optical Network (SONET) technology rings across the country and increasing the capacity of our data networks.

A chart appears containing the following information:

Number of Calls on the Network

#: Number of calls on the Network.




80 Billion
                                                 #
                  70
                                     #
                         #
                  60

                  50

                  40

                  30

                  20

                  10

                   0
                       1995        1996         1997





  All this investment, plus the effects of competition on our core long-distance and wireless businesses, put a strain on our financial performance. As a result, our 1997 earnings were down from the prior year, as explained below in the discussion of our financial results for the year. But again, we recognize the need to balance investment with current earnings and to have maximum financial flexibility in this growing industry. Therefore, we moved aggressively to shore up our financial position and stabilize our earnings. We continued to divest assets and businesses not critical to our long-term strategy. We completed the sales of AT&T Tridom, AT&T Skynet, our submarine systems business and our investment in DirecTV. We reached agreements to sell UCS, AT&T Solutions Customer Care, and our holdings of LIN Television Corporation and WOOD-TV. We also reduced our strategic investment in SmarTone Communications. All told, we expect these transactions to generate about $6.7 billion in cash for AT&T (pretax). As a result, our already solid balance sheet will become even stronger.

  In order to deliver on the earnings expectations of our investors and to position ourselves for the future, we attacked our cost structure aggressively in 1997 and intend to do a lot more in 1998 and beyond. As a result of our cost reduction efforts, our selling, general and administrative (SG&A) expenses declined in the fourth quarter of 1997. Our earnings, after hitting the low-water mark in the second quarter, showed sequential improvement in the third and fourth quarters. EBITDA also trended upward in the second half, as the chart below shows. Further, we expect to reduce SG&A by $1.6 billion in 1998 and our goal is to achieve a level of SG&A expenses equal to 22% of revenues by the end of 1999.

  On January 26, 1998, we announced a voluntary retirement incentive program to be offered to managers during the second quarter of 1998. The expected acceptance rate of 10,000 to 11,000 employees for the voluntary retirement incentive offer may impact the utilization of the remaining 1995 restructuring reserve balance. Another 5,000 to 7,000 employees will leave through a combination of managed attrition and previously announced workforce reductions.

A chart appears containing the following information: AT&T Two-year EBITDA Trend +: Core EBITDA in dollars #: Total EBITDA in dollars @: Initiatives EBITDA in dollars AT&T Two-year EBITDA Trend Dollars in Millions

      4,000
                                                                           +
      3,500
                           +
                                   +
                                                                   +
                   +
                                                     +
                   #
                                                                           #
                                           +
                                   #
                           #
                                                           +
      3,000
                                                                   #
                                                     #
                                           #
      2,500
                                                           #
      2,000
      1,500
      1,000
        500
          0
                   @
                                   @
                           @
                                           @
      (500)
                                                                   @
                                                   @
                                                           @
                                                                           @

    (1,000)
                 1Q96    2Q96    3Q96    4Q96    1Q97    2Q97    3Q97    4Q97

  Shareowners recognized our efforts in 1997. AT&T was the top performing stock in the Dow Jones Industrial Average (DJIA) for the six months ending December 31, 1997, and had the seventh-highest appreciation among the Dow stocks for the full year. Our stock generated a total return, including dividends, of over 53% in 1997. We hope to continue to produce a high return in 1998 and beyond by delivering earnings growth.

A chart appears containing the following information:

@: AT&T performance vs DJIA in 1997
#:  The DJIA performance in 1997

     155%

     145%
                                                                         @
     135%

     125%                                      #                   @
                                          #         #    #         #     #
     115%                                                     #
                                #    #                        @
     105%        #    #
            @#             #                             @
      95%
                 @    @                             @
      85%
                           @    @    @    @    @
      75%

      65%
           12/   1/   2/   3/   4/   5/   6/   7/   8/   9/  10/  11/   12/
           31/  31/  28/  31/  30/  30/  30/  31/  29/  30/  31/  28/   31/
            96   97   97   97   97   97   97   97   97   97   97   97    97

OPERATING RESULTS
Our income from continuing operations decreased $1,101 million, or 19.8%, in 1997 and increased $506 million, or 10.0%, in 1996. Lower earnings from the core business and increased dilution from investment in initiatives contributed almost equally to the decline in earnings in 1997. Core earnings were lower due primarily to higher depreciation and amortization expenses driven by higher levels of capital investment. In 1997 we invested $7.2 billion in capital, the majority of which was directed toward increasing the capacity and technology of our long-distance and wireless networks, including the installation of SONET facilities. We expect to complete our SONET program in 1998 with a total of 52 rings providing coast-to-coast connectivity. Our local service efforts and our expansion into new wireless markets were the primary drivers of the increase in dilution from initiatives in 1997.

  In 1995 our core business recorded pretax charges of $3,023 million of restructuring and other charges. The charges covered consolidating and reorganizing numerous corporate and business units over several years. The total pretax charge was recorded as $844 million in network and other communications services expenses, $934 million in depreciation and amortization expenses, and $1,245 million in selling, general and administrative expenses. The tax benefit associated with the charges was $991 million. The total impact on income from continuing operations was $2,032 million, or $1.28 per share. The impact on income from discontinued operations was $3,321 million, or $2.08 per share. The impact on net income was $5,353 million, or $3.36 per share. Discussions presented here exclude the impact of these charges unless noted.

Dollars in Millions
For the Years Ended December 31          1997     1996     1995*
Income from Continuing Operations      $4,472   $5,573    $5,067
Income from Discontinued Operations       100      173       425
Gain on Sale of Discontinued
  Operations                               66      162         -
Net Income                             $4,638   $5,908    $5,492

Earnings Per Share - Diluted:
Income from Continuing Operations      $ 2.74   $ 3.45    $ 3.19
Income from Discontinued Operations      0.06     0.11      0.26
Gain on Sale of Discontinued
  Operations                             0.04     0.10         -
Net Income                             $ 2.84   $ 3.66    $ 3.45

Earnings Per Share - Diluted:
Core                                   $ 3.69   $ 4.04    $ 3.40
Initiatives                             (0.95)   (0.59)    (0.21)
Total Continuing Operations            $ 2.74   $ 3.45    $ 3.19
*Excludes restructuring and other charges

  Income related to discontinued operations, including gains on disposals, was $166 million in 1997 and $335 million in 1996. As of December 31, 1997, UCS is the only business remaining in discontinued operations. We completed the sale of our submarine systems business in the third quarter of 1997, and in 1996 we successfully divested Lucent, NCR, AT&T Capital and other businesses.

REVENUES
We reported our 1997 revenues in five categories: business and consumer long-distance services, wireless services, local and other initiatives, and other and eliminations. Total revenues grew $773 million, or 1.5%, in 1997 and $2,101 million, or 4.3%, in 1996.

Dollars in Millions
For the Years Ended December 31          1997      1996     1995
Business long-distance services       $22,212   $21,591  $20,496
Consumer long-distance services        23,962    24,650   24,299
Wireless services                       4,337     3,931    3,368
Local and other initiatives             2,226     1,569    1,393
Other and eliminations                 (1,418)   (1,195)  (1,111)
Total revenues                        $51,319   $50,546  $48,445

A pie chart appears containing the following information:

AT&T 1997 External Revenue by Category
As percentage of total revenue

47%   Consumer long-distance services

41%   Business long-distance services

 8%   Wireless services

 4%   Local and other initiatives

Business long-distance services revenue, made up primarily of revenue from voice and data services, and related products sales, increased $621 million, or 2.9%, in 1997 and $1,095 million, or 5.4%, in 1996. Adjusted for the sales of AT&T Skynet and AT&T Tridom, business revenue grew 3.5% in 1997. Strong growth in revenue from data services -- frame relay and other emerging services as well as private line -- drove the increase in business revenue. Revenue growth from voice services was hampered by pricing pressure brought on by a number of factors. Many voice service contracts were renegotiated during the year, encouraged by uncertainty surrounding the possibility of detariffing. Competitive pressure caused many of these contracts to be renegotiated at lower rates. Also, reductions in access costs were passed to customers in the form of lower rates, further pressuring revenue growth. Revenue growth in 1996 was fueled by both strong growth in business inbound (toll-free 800 and 888 services) and data services.

  Calling volume, or billed minutes, in business long-distance services grew in the mid-teens in both 1997 and 1996, both led by strong volume growth in inbound services as well as growth in outbound services and government markets. Despite very competitive conditions, we held our market position in business services with such major contract wins as American Express, Prudential, CVS, American Home Products and the State of Florida. Again, lower price levels on voice contracts substantially offset the growth in calling volume though the pricing environment began to show signs of stabilization in the fourth quarter of 1997.

  Consumer long-distance services revenue declined $688 million, or 2.8%, in 1997 and increased $351 million, or 1.4%, in 1996. However, our 1997 revenue growth was impacted by a number of strategic choices intended to improve profitability. For instance, we accelerated the use of free minutes as a customer incentive in 1997, increasingly using them in place of checks. Since free minutes are presented as contra-revenue on the income statement while checks are classified as expense, our move toward free minutes served to reduce revenue growth. This shift, plus the effects of flowing savings from access reform through to customers resulting in lower prices, accounted for 2 percentage points of the 2.8% decline in revenue. The remaining decline was primarily due to another move designed to improve long-term profitability -- the migration of customers to more favorable optional calling plans. This is a key element in our strategy to retain our most profitable customers. Partially offsetting the declines was growth in intraLATA, or local-toll services. Presubscription processes allowing customers to choose AT&T as their preferred local-toll carrier helped revenue from these services grow substantially in 1997. In 1996 the increase in consumer revenue was driven by price increases instituted throughout the year.

  Another element in our strategy to attract and retain the most profitable residential customers and to improve our bottom line was to refine our marketing efforts in the second half of the year so that the customer base we targeted for acquisition would not include customers who are not profitable to us. While not having a material impact on consumer revenue or volume for the full year 1997, this strategic shift may cause further pressure on these measures in the future.

  Consumer calling volume increased by a low-single-digit percentage in 1997 compared with a decrease of a similar magnitude in 1996. The increase was due to strong growth in intraLATA volume, again as a result of capturing the opportunity offered by local-toll presubscription, while in 1996 declines in domestic volumes were partially offset by growth in international volumes.

  Total long-distance services revenues -- the sum of the business and consumer categories -- was $46,174 million in 1997, essentially flat compared with

$46,241 million in 1996. Volume increased 8.7% for the year. In 1996 long-distance revenues increased $1,446 million, or 3.2%, on a volume increase of 5.9%. The gap between volume and revenue growth widened to 8.8% in 1997 due to the revenue factors mentioned above, including the flow-through of access charge reductions, and also due to the growth in lower-priced services such as intraLATA. The 1996 gap reflected the impact of promotional discounts, increased movement of customers to optimal calling plans and increased discounts given to large accounts. In addition, international volumes increased in 1996 while international revenue remained relatively flat.

  Wireless services revenue, which includes wireless voice and data, messaging, air-to-ground services and product sales, increased $406 million, or 10.3%, in 1997. Revenue from AT&T's new 1.9 GHz markets is included in this figure, although its impact on the annual growth rate was minimal. Adjusted for the impact of wireless properties disposed of in December 1996, the 1997 revenue growth rate would have been 12.9%. The revenue growth was driven by consolidated subscriber growth of 15.7% (18.3% adjusted) in 1997. In 1996 wireless revenue increased $563 million, or 16.7%, on a 31.7% increase in subscribers. The slower rates of growth in 1997 reflect the increased competition that characterized the wireless industry in 1997. Competition was particularly fierce in the southwestern and western areas of the U.S. where the introductory offers of new market entrants were often met with equally competitive offers from incumbent cellular competitors. The lower growth rates also reflect the fact that while new competitors have had a significant impact in many of our cellular (850 MHz) markets, we are just beginning to penetrate new markets with AT&T Digital PCS service on the 1.9 GHz spectrum. Finally, similar to our consumer strategy, toward the end of 1997 we began focusing our efforts on targeting high-value wireless customers and reducing sales to lower-end subscribers. While this strategic move impacted both revenue and subscriber growth rates in 1997, and will continue to impact these growth rates in 1998, it is designed to improve the profitability of the wireless business.

MAP OF THE UNITED STATES DISPLAYING AT&T WIRELESS SERVICES LICENSES FOOTPRINT BY CELLULAR MARKET, PCS MARKET AND PARTNERSHIP MARKET

  This strategic shift, if successful, will help support our average revenue per user (ARPU) over time. In 1997 the impact of industry-wide competitive pricing pressure, along with increased "convenience" usage of wireless phones, overcame any benefit from our high-value strategy. ARPU in our existing cellular markets fell to $54 per month from approximately $60 in 1996 and $69 in 1995.

  Wireless customers, or subscribers, in markets where AT&T owns a majority interest (consolidated markets), stood at 6.0 million at December 31, 1997. This included over sixty thousand subscribers in our new 1.9 GHz markets. Cellular subscribers at December 31, 1996, and 1995 were 5.2 million and 3.9 million, respectively. Cellular subscribers in markets in which we have or share a controlling interest were 8.2 million at December 31, 1997, up 14.7% from 7.1 million at December 31, 1996. Cellular customers on this basis were 5.5 million at December 31, 1995.

  Revenue for local and other initiatives increased $657 million, or 42.0%, in 1997 and $176 million, or 12.6%, in 1996. The 1997 increase resulted primarily from increases in outsourcing revenue at AT&T Solutions, as well as revenue from international markets, AT&T WorldNet and local service. Outsourcing revenue and revenue from AT&T WorldNet drove the increase in 1996, partially offset by a decline in revenue from international markets.

  Other and eliminations revenue primarily reflects the elimination of revenues for services sold between categories (e.g., sales of business long-distance services to other AT&T units).

OPERATING EXPENSES
For the year, operating expenses totaled $44,351 million, an increase of 6.1% from $41,783 million in 1996. In 1996 expenses increased 3.8% from $40,238 million.

Dollars in Millions
For the Years Ended December 31        1997      1996      1995
Access and other interconnection    $16,306   $16,332   $17,618

Access and other interconnection expenses are the charges that we pay to connect calls on the facilities of local exchange carriers and other domestic service providers, and fees that we pay foreign telephone companies (settlements) to connect calls made to and from foreign countries on our behalf. These charges are designed to reimburse these carriers for the common and dedicated facilities and switching equipment used to connect our network with theirs. These costs remained essentially flat in 1997 as lower per-minute access costs were offset by solid volume growth and a beneficial second quarter 1996 accounting adjustment of previously estimated accruals to reflect actual billing. The lower per-minute access costs are primarily the result of declines in international settlement rates and access charge reform mandated by the Federal Communications Commission (FCC) effective for the second half of 1997. Interstate and intrastate tariff reductions, changes in traffic mix and network planning also contributed to the lower per-minute access costs.

  In 1996 access costs declined $1,286 million, or 7.3%, again due to lower per-minute access costs. This resulted from changes in the price-setting methodology approved by the FCC effective in the second half of 1995, and also from improvements in our infrastructure and reduced international settlements payments. The beneficial accounting adjustment mentioned above also contributed to the reduction.

  Access and other interconnection expenses were 31.8% of revenues in 1997, 32.3% in 1996 and 36.4% in 1995. We expect this percentage to continue to decline over time as we realize synergies from our pending merger with TCG.

Dollars in Millions
For the Years Ended December 31         1997      1996     1995*
Network and other
  communications services             $9,316    $7,918    $6,913
*Excludes restructuring and other charges of $844

Network and other communications services expenses include the costs of operating and maintaining our network, operator services, nonincome taxes, the provision for uncollectible receivables and compensation to payphone operators. More than half of the $1,398 million, or 17.6%, increase in 1997 was due to higher costs for initiatives, particularly AT&T Solutions, AT&T WorldNet and local service. The remaining increase was primarily driven by FCC-mandated compensation to payphone operators and higher expenses for operating and maintaining our network. Expenses for operating and maintaining our network increased due to higher costs for purchases from Lucent at retail and otherwise remained essentially unchanged despite increased calling volumes and the increased complexity of our service offerings.

  Growth in payphone compensation expense decelerated in the fourth quarter when the FCC agreed to a reduction in the per-call rate from $0.350 to $0.284. As a result of this action, AT&T was able to reverse some of the expense previously accrued in 1997. We are currently asking for further relief from this expense as we believe that the $0.284 per call rate remains above the actual cost to payphone operators of providing services.

  Network and other communications services expenses increased $1,005 million, or 14.5%, in 1996. The increase was due to increased costs from our expansion into new initiatives, enhancements made in customer care facilities and a higher provision for uncollectibles.

Dollars in Millions
For the Years Ended December 31         1997       1996      1995*
Depreciation and amortization         $3,827     $2,740     $2,586
*Excludes restructuring and other charges of $934

Depreciation and amortization expenses increased $1,087 million, or 39.6%, in 1997. The increase was driven by higher levels of capital expenditures which totaled $3.0 billion in the fourth quarter of 1996 and $7.2 billion in 1997. In addition to higher volumes of purchases, the impact of purchasing assets at retail from Lucent also contributed to the higher level of capital spending. The 1997 expenditures were primarily for our long-distance and wireless networks, including the deployment of SONET. We also invested substantial capital in building our capability for local and WorldNet services. These capital investments were required to provide for growth in calling volumes, to increase capability, to introduce new technology, to enhance reliability, to expand our wireless footprint and to establish a local presence. We expect depreciation and amortization expenses to increase further in 1998 as we continue to expand and enhance our network.

  Depreciation and amortization increased $154 million, or 6.0%, in 1996. The increase was primarily the result of investment in the network partially offset by the impact of asset write-downs at the end of 1995.

Dollars in Millions
For the Years Ended December 31           1997       1996      1995*
Selling, general and administrative    $14,902    $14,793    $13,121
*Excludes restructuring and other charges of $1,245

Selling, general and administrative expenses increased $109 million, or 0.7%, in 1997. SG&A expenses were 29.0% of revenues in 1997, 29.3% in 1996 and 27.1% in 1995. While investment in initiatives and spending on transitory projects, such as preparation of our systems for the year 2000 ($113 million), put upward pressure on SG&A expenses in 1997, core SG&A spending declined for the year as a result of our efforts to achieve a competitive cost structure. The decline in core SG&A expenses came primarily from lower advertising expenses across the company, lower acquisition costs in consumer markets -- primarily a reduction in the use of checks to acquire customers, and lower marketing and sales expenses in business markets. As the chart shows, our year-over-year growth in SG&A declined each quarter in 1997.

A chart appears containing the following information:

SG&A Expenses Year-over-Year Growth

#: SG&A Expenses Year-over-Year Growth Rate Percentages

7.00%

                      #
6.00%


5.00%


4.00%


3.00%


2.00%


1.00%

                                      #
0.00%


(1.00%)                                                #


(2.00%)

                                                                        #
(3.00%)
                    1Q97            2Q97             3Q97             4Q97


 Partially offsetting our savings were higher retention and acquisition costs in wireless markets. AT&T Wireless Services invested heavily in migrating customers to digital service in 1997, which lowers costs over time. These migration costs plus the costs of servicing a growing customer base caused the increase in overall customer costs in wireless. However, cost per customer acquisition in cellular markets was 6.1% lower in 1997 than in 1996 as a result of our focus on less expensive distribution channels.

  Selling, general and administrative expenses increased $1,672 million, or 12.7%, in 1996 due to expenditures for new initiatives, higher marketing and sales expenses, and enhancements to customer care facilities. Our initiatives represented about 30% of our increase in 1996.

  We have established processes for evaluating and managing the risks and costs associated with preparing our systems, global networks and applications for the year 2000. We expect to incur internal staff costs as well as consulting and other expenses related to the conversion and testing of our systems, global networks and applications. We expect the cost of this project to be approximately $350 million in 1998. Slightly more than half of these costs represent internal information technology resources that have been redeployed from other projects and are expected to return to these projects upon completion. We plan on having substantially all modifications completed by the end of 1998, leaving a full year for testing. We are still assessing the impact to us, if any, in 1999.

  Also included in SG&A expenses were $829 million, $822 million and $732 million of research and development expenses in 1997, 1996 and 1995, respectively. Research and development expenditures are mainly for work on advanced communications services and projects aimed at IP services. These expenses included $6 million of restructuring and other charges in 1995.

Dollars in Millions
For the Years Ended December 31          1997      1996       1995
Other income - net                       $416      $390       $284

Other income - net in 1997 included the gain on the sale of AT&T Skynet ($97 million), gains and losses on sales of cellular investments, increases in the value of corporate-owned life insurance policies on officers, net equity earnings from investments and other miscellaneous transactions, none of which are individually significant.

  In 1996 other income - net included sales and exchanges of cellular properties, increases in the value of corporate-owned life insurance policies on officers, net equity earnings from investments and other miscellaneous transactions. In addition, other income for 1996 included a loss on our investment in Novell, Inc.

Dollars in Millions
EBIT
For the Years Ended December 31         1997        1996        1995
Total AT&T*                           $7,384      $9,153      $8,491
Wireless services                       $271        $600        $406
*Excludes restructuring and other charges of $3,023 in 1995

EBIT decreased $1,769 million, or 19.3%, in 1997 primarily as a result of increases in network and other communications services expenses and depreciation and amortization expenses partially offset by increased revenues. As discussed above, the higher depreciation expense relates primarily to our core business, while investment in initiatives drove the increased network and other communications services expenses. The $662 million, or 7.8%, increase in 1996 was primarily due to an increase in revenues and a decrease in access and other interconnection expenses partially offset by increases in both SG&A expenses and network and other communications services expenses.

  Wireless services EBIT in 1997 contained a $160 million charge to exit the two-way messaging business as well as increased dilution from wireless initiatives. EBIT for wireless services for 1996 contained a gain on the exchange of several wireless properties.

Dollars in Millions
For the Years Ended December 31         1997       1996        1995
Interest expense                        $191       $343        $490

Interest expense decreased $152 million, or 44.1%, in 1997 due to lower levels of average debt and a higher proportion of capitalized interest. Average debt was higher in 1996 due to the additional debt associated with Lucent. We capitalized a greater proportion of our interest expense in 1997 primarily due to higher qualifying assets for our local initiative.

  Interest expense decreased $147 million, or 30.1%, in 1996 compared with 1995 due to lower levels of average debt, which were primarily attributable to the assignment of debt to Lucent and the application of the proceeds from the sale of AT&T Capital.

Dollars in Millions
For the Years Ended December 31         1997         1996       1995*
Provision for income taxes            $2,721       $3,237      $2,934
*Excludes restructuring and other charges of $991

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before income taxes. The effective income tax rate was 37.8% in 1997 and 36.7% in both 1996 and 1995. The effective tax rate in 1997 was impacted by investment dispositions announced in 1997. The 1996 effective income tax rate was reduced by tax benefits associated with various legal entity restructurings while the 1995 rate was favorably impacted by lower state tax rates and higher research credits. The 1995 effective tax rate including restructuring and other charges was 39.0%.

GROWTH INITIATIVES
We have undertaken a number of initiatives in order to ensure that we have a complete portfolio of services that customers demand. While these initiatives currently have a dilutive impact on our earnings, they are expected to contribute significantly to our future earnings and revenue growth. The following are summaries of these initiatives and their impacts on our earnings for the last three years. Data on initiatives include costs and expenses on an incremental basis and require certain estimates and allocations that management believes provide a reasonable basis on which to present such information. Accordingly, all data presented represent approximate amounts.

PHOTOGRAPH OF AN AT&T WIRELESS PHONE

Dollars in Millions
Local Services Initiative
For the Years Ended December 31         1997      1996      1995
EBIT                                   $(987)    $(467)    $(155)
EBITDA                                 $(916)    $(457)    $(155)
Capital Expenditures                   $ 853     $ 775     $ 353

We continue to work to provide local service to business and residential customers across the country. In 1997 we introduced AT&T Digital Link local service for medium- and large-sized businesses. At the end of 1997 AT&T Digital Link service was available in 49 states for outbound local calling. Inbound capability, however, was and remains delayed by the lack of local number portability and other factors. Our pending merger with TCG is an aggressive move to expand our reach and propel our entry into the market for business local service and dedicated access.

  In residential markets at the end of 1997 we offered resold local service in seven states. However, in spite of strong demand, in the fourth quarter we stopped actively marketing resold local service to residential and small business customers in most of these areas because of the limitations on the local exchange carriers' ability to handle anticipated demand and because the discounts we receive from the local exchange carriers on the sale of these services are insufficient to make resale a viable long-term method of offering service. The economic conditions of the total services resale approach simply do not allow us to provide local service profitably. Nevertheless, despite the difficulty of the regulatory environment, local service is a key growth opportunity and we will continue to work to develop alternative methods of local entry.

Dollars in Millions
Wireless Initiatives
For the Years Ended December 31         1997      1996      1995
EBIT                                   $(432)    $ (95)    $   -
EBITDA                                 $(310)    $ (76)    $   -
Capital Expenditures                   $ 823     $ 659     $   -

Our wireless initiatives include wireless service in new markets, wireless data services and international expansion. Our primary wireless initiative is to provide services in new markets on the 1.9 GHz spectrum purchased in the FCC's "A and B Block" auction in 1996. During 1997 we activated nine systems:
Phoenix/Tucson in the second quarter; Atlanta and Chicago in the third quarter, and Philadelphia, Washington D.C./Baltimore, Cleveland, Charlotte, St. Louis and Detroit in the fourth quarter. In addition, we activated our system in Boston in January 1998. These markets extend the availability of AT&T Digital PCS, which has already been introduced in AT&T's 850 MHz markets, and extends into Canada through our partnership with Cantel. Also, in order to extend the reach of AT&T's digital wireless services, we have announced a number of partnerships with other wireless carriers. Through February 1998 we had announced agreements with Triton PCS, Telecorp, and Cincinnati Bell, as well as an interoperability agreement with Dobson Communications. These agreements will allow us to achieve a build-out of certain license areas with minimal capital investment.

  The increased EBIT dilution from wireless initiatives in 1997 primarily relates to a $160 million charge to exit the two-way messaging business, as well as expenses related to the activation of the new 1.9 GHz markets.

Dollars in Millions
Other Initiatives
For the Years Ended December 31         1997      1996      1995
EBIT                                 $(1,097)    $(975)    $(392)
EBITDA                               $  (917)    $(888)    $(283)
Capital Expenditures                 $   308     $ 245     $ 159

PHOTOGRAPH OF INSIDE AN AT&T SOLUTIONS FACILITY

Other initiatives include AT&T Solutions, AT&T WorldNet and other online services, and international markets (excluding bilateral traffic). AT&T
Solutions continued to grow and made progress in 1997 toward achieving profitability. We expect AT&T Solutions to turn profitable in 1998. In 1997 AT&T Solutions won contracts with such companies as 1-800-FLOWERS, Bear Stearns, Hallmark, Royal Bank of Canada, Chung Hwa Telecommunications, PT Telkom, Norwest Bank, Best Buy and United Airlines. EBIT dilution from AT&T Solutions decreased 53% in 1997 and increased 4% in 1996.

IMAGE OF THE AT&T WORLDNET HOMEPAGE

  In 1997 we continued to develop our presence in the Internet access and electronic commerce businesses through our online services such as AT&T WorldNet and electronic commerce businesses. AT&T WorldNet signed up its one-millionth customer in the fourth quarter of 1997 and finished the year with 1.01 million Internet access customers. This represents an increase of 443,000 subscribers for the year. As AT&T WorldNet's initial promotional activity began to expire in 1997, subscriber growth slowed as many customers who were receiving the free promotion deactivated service. We continue to explore ways of growing the Internet access business and realizing synergies between it and other AT&T businesses. For example, in January 1998 we announced a long-distance offer targeting Internet access customers. Beginning in March 1998 AT&T WorldNet customers can sign up for long-distance services via AT&T's Web site and receive a rate of nine cents per minute.

  Globally, we focused our strategy on serving multinational corporations and global travelers and expanding our North American franchise in Canada and Mexico. Alestra, our Mexican joint venture with Grupo Alfa and VISA-Bancomer, had over one million lines presubscribed in 1997, leading all of the other carriers competing against the former monopoly carrier, TelMex. However, equity losses from Alestra exceeded our expectations in 1997. In 1997 we also announced a proposed alliance with Telecom Italia that we believe will enhance our ability to serve multinational customers in Europe and Latin America. Telecom Italia will join the AT&T-Unisource joint venture in Europe. In addition, we plan to form a joint venture with Telecom Italia to serve customers in Latin America.

CASH FLOWS

Dollars in Millions
EBITDA
For the Years Ended December 31       1997        1996          1995
Total AT&T*                        $11,277     $11,955       $11,127
Wireless services                   $1,237      $1,332          $971
*Excludes restructuring and other charges of $2,089 in 1995

EBITDA is a measure of our ability to generate cash flow and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles. The decrease of $678 million, or 5.7%, in 1997 was due primarily to an increase in network and other communications services expenses partially offset by increased revenues. The 1996 increase of $828 million, or 7.4%, was primarily due to an increase in revenues and a decrease in access and other interconnection expenses partially offset by increases in both SG&A expenses and network and other communications services expenses.
  Wireless services EBITDA in 1997 contained an $80 million charge to exit the two-way messaging business and also reflected increased dilution from initiatives. EBITDA for wireless services for 1996 contained a gain on the exchange of several wireless properties.

  All cash flow discussions pertain to cash flows from continuing operations.

Dollars in Millions
For the Years Ended December 31           1997      1996     1995
Cash flows from operating activities    $8,437    $7,875   $8,198

Cash flow from operations increased $562 million, or 7.1%, in 1997 and decreased $323 million, or 3.9%, in 1996. A number of factors drove the increase in 1997 including the collection of employee-benefit-related receivables from Lucent in 1997 and improved customer cash collections across the company. In addition, 1996 cash flow from operations included a $500 million prepayment to Lucent.

  The  decrease  in  1996  related   mainly  to  required   cash   payments  for
restructuring and other charges amounting to $471 million.

Dollars in Millions
For the Years Ended December 31          1997     1996      1995
Cash flows used in
  investing activities                $(6,407)  $ (975)  $(8,163)

A chart appears containing the following information:
1997 Capital Expenditures by Business

#: Business Long-distance
@: Consumer Long-distance
^: Traditional Wireless
&: Wireless Initiatives
+: Local Service
>: Other Initiatives

dollars in billions

   4




3.5         #




   3




2.5




   2




1.5




   1
                                                       +
                                            &
                     @          ^

  .5

                                                                 >


   0
        Business Consumer  Traditional  Wireless    Local   Other
        Long-    Long-     Wireless     Initiatives Service Initiatives
        distance distance

PHOTOGRAPH OF AT&T'S WORLDWIDE NETWORK OPERATIONS CENTER

Included in 1997 investing activities were net capital expenditures, the net funding requirements for UCS, acquisitions of licenses and proceeds received from divestments. While we have agreed to sell UCS, we continue to fund its operations. Our assets, therefore, include short- and long-term notes receivable from UCS, and our debt includes external debt used to fund UCS. In accordance with the purchase agreement, at the time of sale in 1998 we will receive cash from Citibank for the notes receivable from UCS. Cash used in investing activities increased significantly in 1997 compared with 1996 primarily as a result of the lower level of credit card receivables securitized in 1997 by UCS ($1 billion) versus receivables securitized in 1996 ($3 billion). Due to the significant cash generated from the 1996 securitizations, UCS lowered its debt requirements and subsequently repaid $3,360 million of its notes payable to us. In 1997, with reduced securitizations and a growing portfolio, UCS increased its notes payable to us.

PHOTOGRAPH OF AN AT&T UNIVERSAL CARD SERVICES CREDIT CARD

  Capital expenditures, acquisitions of investments, licenses and businesses amounted to $7,648 million in 1997, $7,183 million in 1996 and $9,888 million in 1995. This resulted in net cash outlays for these categories in 1997, 1996 and 1995 of $7,578 million, $6,741 million and $9,981 million, respectively.

  We expect our 1998 capital expenditures to be about $7 billion; in addition, TCG anticipates 1998 capital expenditures of $1 billion. These expenditures include the completion of our three-year program of SONET deployment as well as additional capital to meet our customers' needs for new technology and increased capacity in long-distance, wireless, WorldNet and local services.

Dollars in Millions
For the Years Ended December 31       1997        1996       1995
Cash flows from
  financing activities             $(1,801)    $(5,380)    $1,457

In 1997 we raised all necessary external financing through issuances of commercial paper. We expect to be able to arrange any necessary future financing using issuances of commercial paper, long-term debt and equity, with the timing of issue, principal amount and form depending on our needs and the prevailing market and economic conditions. We do not anticipate requiring additional external financing in 1998 to fund capital expenditures and dividend payments.

  During 1997 we retired long-term debt of $662 million and increased short-term borrowings by $1,114 million. The increase in short-term debt was primarily due to increased funding requirements of UCS.

  In 1996 we retired long-term debt of $1,236 million and decreased short-term debt by $5,301 million. The changes in debt reflected the use of alternative sources of funding, such as securitization, as well as Lucent's use of its own external financing in 1996. Additionally, the cash collection of the $2.0 billion in accounts receivable retained by AT&T continuing operations as part of the restructuring plan and the proceeds of $1.8 billion from the sale of AT&T Capital were used to pay down our debt. During 1995 we retired $2,137 million of long-term debt, but borrowed an additional $2,392 million of long-term debt and $1,976 million of short-term debt.

  In 1997 we obtained substantially all of the stock for our shareowner and employee benefit stock-ownership plans in the open market rather than issuing new shares. This required us to use the cash received from shareowners and employees to purchase the shares, resulting in a cash payment of $163 million. In 1996 and 1995 the stock used in our shareowner and employee benefit stock-ownership plans was issued from unissued or treasury shares. Accordingly, during those years we kept the more than $1.2 billion of cash received from shareowners and employees for the issuances of shares. We paid dividends of $2,142 million in 1997, $2,122 million in 1996 and $2,088 million in 1995. As we issue shares in 1998, as in connection with the TCG merger and a proposed cross-shareholding arrangement with Telecom Italia, dividend payments will increase, assuming that the company's dividend policy remains the same. To support potential future needs, our Board of Directors has proposed an increase in the number of authorized shares from 2 billion to 6 billion.

RISK MANAGEMENT
We are exposed to market risk from changes in interest and foreign exchange rates. On a limited basis we use certain derivative financial instruments including interest rate swaps, options, forwards and other derivative contracts to manage these risks. We do not use financial instruments for trading or speculative purposes. All financial instruments are used in accordance with board-approved policies.

  We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and also to lower our overall borrowing costs. We monitor our interest rate risk on the basis of changes in fair value. Assuming a 10% downward shift in interest rates at December 31, 1997, the potential loss in the net change in the fair value of interest rate swaps and the underlying hedged debt would have been $3 million. Assuming a 10% downward shift in interest rates at December 31, 1997, the potential loss in the net change in fair value of unhedged debt would have been $311 million.

  We use forward and option contracts to reduce our exposure to the risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk related to reimbursements to foreign telephone companies for their portion of the revenues billed by AT&T for calls placed in the U.S. to a foreign country. In addition, we are also subject to foreign exchange risk related to other foreign-currency-denominated transactions. As of December 31, 1997, there was a net unrealized loss on forward contracts of $30 million, calculated based on the difference between the contract rate and the rate available to terminate the contracts. We monitor our foreign exchange rate risk on the basis of changes in fair value. Additional potential losses in the net fair value of these contracts, assuming a 10% appreciation in the U.S. dollar at December 31, 1997, would have been $6 million. Because these contacts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying firmly committed or anticipated transactions.

  The estimated potential losses, as discussed above, assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that we expect to incur. Future impacts would be based on actual developments in global financial markets. Our management does not foresee any significant changes in the strategies used to manage interest rate risk or foreign currency rate risk in the near future.

FINANCIAL CONDITION

Dollars in Millions
At December 31                               1997         1996
Total assets                              $58,635      $55,382
Total assets from continuing operations   $57,534      $53,872

Total assets from continuing operations increased $3,662 million, or 6.8%, in 1997 primarily due to increases in property, plant and equipment and long-term receivables, partially offset by decreases in other receivables and accounts receivable. The increase in property, plant and equipment resulted from investment in the network, while both the increase in long-term receivables and the decrease in other receivables are related to notes receivable from UCS. As a result of UCS becoming a discontinued operation, our balance sheet for continuing operations now reflects the receivable from UCS that is expected to be paid by Citibank as well as the external debt associated with procuring debt on behalf of UCS. In total, the receivable from UCS increased $441 million. The decrease in accounts receivable was primarily a result of our lower fourth-quarter consumer revenue.

Dollars in Millions
At December 31                           1997         1996
Total liabilities                     $35,988      $35,087

Total liabilities increased $901 million, or 2.6%, in 1997 primarily as a result of increases in both deferred income taxes and total outstanding debt. The increase in deferred income taxes was mainly a result of the difference in book and tax basis for our property, plant and equipment, while debt increased due to increased funding requirements for UCS.

Dollars in Millions
At December 31                           1997         1996
Total shareowners' equity             $22,647      $20,295

Shareowners' equity increased $2,352 million, or 11.6%, in 1997. The increase was driven by net income, partially offset by 1997 dividends.

At December 31                           1997         1996
Debt ratio                               32.3%        33.7%

Our debt ratio declined slightly in 1997 due to the increase in shareowners' equity as discussed above. In 1998 we expect our debt ratio to decrease further as we utilize expected cash proceeds from our pending asset dispositions to retire a certain amount of outstanding debt.

A chart appears containing the following information:

AT&T Capitalization

#: Debt in dollars
@: Equity in dollars
+: Debt Ratio







dollars in billions                                                      percent

$25 Billion                                                                60%
                                                      @

               #   +
                                       @                                   50%
 20
                        @
                                                                           40%

 15                                        +
                                                            #   +
                                   #                                       30%

 10

                                                                           20%

  5

                                                                           10%

  0                                                                         0%
                  1995                1996               1997

                  Debt                Equity             Debt Ratio
1995              20,709              17,274             54.5%
1996              10,332              20,295             33.7%
1997              10,824              22,647             32.3%

LEGISLATIVE AND REGULATORY DEVELOPMENTS
The Telecommunications Act of 1996 was designed to foster local exchange competition by establishing a regulatory framework to govern new competitive entry in local and long-distance telecommunications services. The Telecommunications Act also permits Regional Bell Operating Companies (RBOCs) to provide interexchange services originating in any state in its region after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act.

  A number of court decisions have severely restricted implementation of the Telecommunications Act and delayed local service competition. In July 1997 the United States Court of Appeals for the Eighth Circuit vacated the pricing rules that the FCC had adopted to implement the sections of the local competition provisions of the Telecommunications Act applicable to interconnection with local exchange carrier (LEC) networks and the purchase of unbundled network elements and wholesale services from LECs. In October 1997 the Eighth Circuit vacated an FCC Rule that had prohibited incumbent LECs from separating network elements that are combined in the LECs' network, except at the request of the competitor purchasing the elements. These decisions increased the difficulty and costs of providing competitive local service through resale or the use of unbundled network elements purchased from the incumbent LECs.

  On January 26, 1998, the United States Supreme Court agreed to review the aforementioned decisions of the Eighth Circuit Court of Appeals. Under the normal procedures of the Court, arguments are expected to be heard in October 1998 and a decision is expected sometime in the first half of 1999.

  On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a memorandum opinion and order holding that the Telecommunications Act's restrictions on the provision of in-region, interLATA service by the RBOCs are unconstitutional. AT&T and other carriers (collectively, "Intervenors") have filed an appeal with the United States Court of Appeals for the Fifth Circuit, and the FCC is expected to do the same. On February 11, 1998, the District Court suspended the effectiveness of its December 31 memorandum opinion and order pending appeal. If the memorandum opinion and order is permitted to take effect, the Telecommunications Act's restrictions on the provisions of in-region, interLATA services will no longer apply to the plaintiffs in the case, SBC Communications, Inc., US West, Inc. and Bell Atlantic Corporation.

COMPETITION
AT&T currently faces significant competition and expects that the level of competition will continue to increase. The Telecommunications Act permits RBOCs to provide interLATA interexchange services after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act. Three RBOCs have petitioned the FCC for permission to provide interLATA interexchange services in one or more states within their home market; to date the FCC has not granted any such petition. To the extent that the RBOCs obtain in-region interLATA authority before the Telecommunications Act's checklist of conditions have been fully or satisfactorily implemented and adequate facilities-based local exchange competition exists, there is a substantial risk that AT&T and other interexchange service providers would be at a disadvantage to the RBOCs in providing both local service and combined service packages. Because it is widely anticipated that substantial numbers of long-distance customers will seek to purchase local, interexchange and other services from a single carrier as part of a combined or full service package, any competitive disadvantage, inability to profitably provide local service at competitive rates, or delays or limitations in providing local service or combined service packages is likely to adversely affect AT&T's future revenues and earnings. In addition, the simultaneous entrance of numerous new competitors for interexchange and combined service packages is likely to adversely affect AT&T's long-distance revenues and could adversely affect earnings.

RECENT PRONOUNCEMENTS
Effective with the first quarter 1998 reporting we will adopt Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Since this standard applies only to the presentation of comprehensive income, it will not have any impact on AT&T's results of operations, financial position or cash flows.

 Beginning with the 1998 annual report we will also adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or holds assets, and major customers.

FORWARD LOOKING STATEMENTS
Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These forward looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements.

  Readers are cautioned not to put undue reliance on such forward looking statements. These factors and uncertainties include the adoption of balanced and effective rules and regulations by the state public regulatory agencies, our ability to achieve a significant market penetration in new markets and the related costs thereof, and competitive pressures. Shareowners may view our reports filed with the Securities and Exchange Commission for a more detailed description of the uncertainties and other factors that could cause actual results to differ materially from such forward looking statements. We disclaim any intention or obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise.

SEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in millions (except per share amounts)
                                                1997        1996        1995*       1994        1993*       1992       1991*
RESULTS OF OPERATIONS

Revenues                                     $51,319     $50,546     $48,445     $46,000     $43,780     $42,960    $41,842
Operating income                               6,968       8,763       5,184       7,409       6,577       6,246      2,681
Income from continuing operations
  before cumulative effects of
  accounting changes                           4,472       5,573       3,035       4,260       3,786       3,233      1,199
Income before cumulative
  effects of accounting changes                4,638       5,908         139       4,710       3,702       3,442        171
Net income(loss)                               4,638       5,908         139       4,710      (5,906)      3,442        171

Earnings per common share-basic:
  Income from continuing
    operations before cumulative
    effects of accounting changes               2.75        3.46        1.92        2.74        2.46        2.14       0.82
  Income before cumulative
    effects of accounting changes               2.85        3.67        0.09        3.03        2.41        2.28       0.12
  Net income(loss)                              2.85        3.67        0.09        3.03       (3.84)       2.28       0.12

Earnings per common share-diluted:
  Income from continuing
    operations before cumulative
    effects of accounting changes               2.74        3.45        1.91        2.72        2.45        2.13       0.81
  Income before cumulative
    effects of accounting changes               2.84        3.66        0.09        3.01        2.39        2.27       0.12
  Net income(loss)                              2.84        3.66        0.09        3.01       (3.82)       2.27       0.12

Dividends declared per
  common share                                  1.32        1.32        1.32        1.32        1.32        1.32       1.32

SEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in millions (except per share amounts)
                                     1997         1996         1995*        1994         1993*        1992         1991*
ASSETS AND CAPITAL
Property, plant and
  equipment-net                   $22,710      $19,736      $16,021      $14,377      $13,653      $13,590      $13,058
Total assets-
  continuing operations            57,534       53,872       53,726       47,439       41,353       40,124       37,172
Total assets                       58,635       55,382       62,228       57,330       50,023       50,521       48,695
Long-term debt                      6,826        7,883        8,545        8,938       10,287       12,210       12,167
Total debt                         10,824       10,332       20,709       18,492       18,185       17,120       16,756
Shareowners' equity                22,647       20,295       17,274       17,921       13,374       20,313       17,973
Gross capital expenditures          7,213        6,776        4,504        3,361        2,537        2,293        2,424
Employees-continuing
 operations                       127,800      126,600      124,600      115,300      118,100      118,200      115,300

OTHER INFORMATION
Operating income as a
  percentage of revenues            13.6%        17.3%        10.7%        16.1%        15.0%        14.5%         6.4%
Income from continuing
  operations as a percentage
  of revenues                        8.7%        11.0%         6.3%         9.3%         8.6%         7.5%         2.9%
Return on average common
  equity                            21.5%        28.0%         0.7%        29.5%      (47.1)%        17.6%         0.9%
Data at year-end:
Stock price per share**            $61.31       $41.31       $44.40       $34.46       $36.00       $34.97       $26.83
Book value per
  common share                     $13.94       $12.50       $10.82       $11.42        $8.65       $13.31       $12.05
Debt ratio                          32.3%        33.7%        54.5%        50.8%        57.6%        45.7%        48.2%

* 1995 continuing operations data reflect $3.0 billion of pretax business restructuring and other charges.
     1993 net income reflects a $9.6 billion net charge for three accounting changes.
     1991 continuing operations data reflect $3.5 billion of pretax business restructuring and other charges.

** Stock prices for 1991-1996 have been restated to reflect the spin-offs of Lucent and NCR.

REPORT OF MANAGEMENT
Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all other financial information included in this report. Management is also responsible for maintaining a system of internal controls as a fundamental requirement for the operational and financial integrity of results.
  The financial statements, which reflect the consolidated accounts of AT&T Corp. and subsidiaries (AT&T) and other financial information shown, were prepared in conformity with generally accepted accounting principles. Estimates included in the financial statements were based on judgments of qualified personnel.
  To maintain its system of internal controls, management carefully selects key personnel and establishes the organizational structure to provide an appropriate division of responsibility. We believe it is essential to conduct business affairs in accordance with the highest ethical standards as set forth in the AT&T Code of Conduct. These guidelines and other informational programs are designed and used to ensure that policies, standards and managerial authorities are understood throughout the organization. Our internal auditors monitor compliance with the system of internal controls by means of an annual plan of internal audits. On an ongoing basis, the system of internal controls is reviewed, evaluated and revised as necessary in light of the results of constant management oversight, internal and independent audits, changes in AT&T's business and other conditions.
  Management believes that the system of internal controls, taken as a whole, provides reasonable assurance that (1) financial records are adequate and can be relied upon to permit the preparation of financial statements in conformity with generally accepted accounting principles and (2) access to assets occurs only in accordance with management's authorizations.
  The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent accountants meet privately with the Audit Committee. These accountants also have access to the Audit Committee and its individual members at any time.

  The consolidated financial statements in this annual report have been audited by Coopers & Lybrand L.L.P., Independent Accountants. Their audits were conducted in accordance with generally accepted auditing standards and include an assessment of the internal control structure and selective tests of transactions. Their report follows.



Daniel E. Somers                    C. Michael Armstrong
Senior Executive Vice President,    Chairman of the Board,
Chief Financial Officer             Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareowners of AT&T Corp.:
  We have audited the consolidated balance sheets of AT&T Corp. and subsidiaries (AT&T) at December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareowners' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of AT&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&T at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.


1301 Avenue of the Americas
New York, New York
January 26, 1998

CONSOLIDATED STATEMENTS OF INCOME                  AT&T CORP. AND SUBSIDIARIES
                                                 For the Years Ended December 31
Dollars in millions (except per share amounts)    1997        1996         1995

Revenues...................................    $51,319     $50,546      $48,445

Operating Expenses
Access and other interconnection...........     16,306      16,332       17,618
Network and other communications services..      9,316       7,918        7,757
Depreciation and amortization..............      3,827       2,740        3,520
Selling, general and administrative........     14,902      14,793       14,366

Total operating expenses...................     44,351      41,783       43,261

Operating income...........................      6,968       8,763        5,184
Other income-net...........................        416         390          284
Interest expense...........................        191         343          490
Income from continuing operations before
  income taxes.............................      7,193       8,810        4,978
Provision for income taxes.................      2,721       3,237        1,943
Income from continuing operations..........      4,472       5,573        3,035

Discontinued Operations
Income(loss) from discontinued operations
  (net of taxes of $50 in 1997, $(353)
  in 1996 and $(1,147) in 1995)............        100         173       (2,896)
Gain on sale of discontinued operations
  (net of taxes of $43 in 1997 and
  $138 in 1996)............................         66         162            -
Net income ................................    $ 4,638     $ 5,908      $   139

Weighted-average common shares and
  potential common shares (millions)*......      1,630       1,616        1,592

Per Common Share-Basic:
Income from continuing operations..........    $  2.75     $  3.46      $  1.92
Income(loss) from discontinued operations..       0.06        0.11        (1.83)
Gain on sale of discontinued operations....       0.04        0.10            -
Net income.................................    $  2.85     $  3.67      $  0.09

Per Common Share-Diluted:
Income from continuing operations..........    $  2.74     $  3.45      $  1.91
Income(loss) from discontinued operations..       0.06        0.11        (1.82)
Gain on sale of discontinued operations....       0.04        0.10            -
Net income.................................    $  2.84     $  3.66      $  0.09

* Amounts represent the weighted-average shares assuming dilution from the potential exercise of outstanding stock options. Amounts are reduced by 5 million, 6 million and 8 million shares for 1997, 1996 and 1995, respectively, assuming no dilution.



The notes on pages 46 through 71 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS              AT&T CORP. AND SUBSIDIARIES
                                                At December 31

Dollars in millions                                         1997      1996

ASSETS
Cash and cash equivalents                                $   145   $     -
Receivables, less allowances of $977 and $942
  Accounts receivable                                      8,573     8,969
  Other receivables                                        5,684     6,140
Deferred income taxes                                      1,252     1,266
Other current assets                                         525       698
TOTAL CURRENT ASSETS                                      16,179    17,073

Property, plant and equipment-net                         22,710    19,736
Licensing costs, net of accumulated
  amortization of $1,076 and $913                          8,329     8,071
Investments                                                3,857     3,875
Long-term receivables                                      1,794       872
Prepaid pension costs                                      2,156     1,933
Other assets                                               2,509     2,312
Net assets of discontinued operations                      1,101     1,510
TOTAL ASSETS                                             $58,635   $55,382

LIABILITIES
Accounts payable                                         $ 6,243   $ 6,157
Payroll and benefit-related liabilities                    2,348     2,614
Debt maturing within one year                              3,998     2,449
Dividends payable                                            538       536
Other current liabilities                                  3,815     4,395
TOTAL CURRENT LIABILITIES                                 16,942    16,151

Long-term debt                                             6,826     7,883
Long-term benefit-related liabilities                      3,142     3,037
Deferred income taxes                                      5,711     4,827
Other long-term liabilities and
  deferred credits                                         3,367     3,189
TOTAL LIABILITIES                                         35,988    35,087

SHAREOWNERS' EQUITY
Common shares, par value $1 per share                      1,624     1,623
  Authorized shares: 2,000,000,000
  Outstanding shares: 1,624,213,505 at December 31, 1997;
                      1,623,487,646 at December 31, 1996
Additional paid-in capital                                15,751    15,697
Guaranteed ESOP obligation                                   (70)      (96)
Foreign currency translation adjustments                     (28)       (7)
Retained earnings                                          5,370     3,078
TOTAL SHAREOWNERS' EQUITY                                 22,647    20,295

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                $58,635   $55,382


The notes on pages 46 through 71 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

                                                   AT&T CORP. AND SUBSIDIARIES
                                                 For the Years Ended December 31
Dollars in millions                                1997        1996       1995

Common Shares
  Balance at beginning of year                  $ 1,623     $ 1,596    $ 1,569
  Shares issued, net:
    Under employee plans                              1          19         13
    Under shareowner plans                            -           8         13
  Other                                               -           -          1
Balance at end of year                            1,624       1,623      1,596
Additional Paid-In Capital
  Balance at beginning of year                   15,697      16,614     15,825
  Shares issued (acquired), net:
    Under employee plans                            (24)        975        598
    Under shareowner plans                            9         434        687
  Other                                              69           -         31
Dividends declared                                    -           -       (527)
  Spin-offs of Lucent and NCR                         -      (2,326)         -
Balance at end of year                           15,751      15,697     16,614
Guaranteed ESOP Obligation
  Balance at beginning of year                      (96)       (254)      (305)
  Amortization                                       26          52         51
  Assumption by Lucent                                -         106          -
Balance at end of year                              (70)        (96)      (254)
Foreign Currency Translation Adjustments
  Balance at beginning of year                       (7)          5        145
  Translation adjustments                           (21)        (33)      (140)
  Spin-offs of Lucent and NCR                         -          21          -
Balance at end of year                              (28)         (7)         5
Retained Earnings (Deficit)
  Balance at beginning of year                    3,078        (687)       687
  Net income                                      4,638       5,908        139
  Dividends declared                             (2,145)     (2,132)    (1,570)
  Treasury shares issued at less than cost         (187)          -          -
  Other changes                                     (14)        (11)        57
Balance at end of year                            5,370       3,078       (687)
Total Shareowners' Equity                       $22,647     $20,295    $17,274

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

The notes on pages 46 through 71 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS              AT&T CORP. AND SUBSIDIARIES
                                                 For the Years Ended December 31
Dollars in millions                                 1997       1996       1995

OPERATING ACTIVITIES
Net income                                       $ 4,638    $ 5,908    $   139
Add:(Income)loss from discontinued operations       (100)      (173)     2,896
    Gain on sale of discontinued operations          (66)      (162)         -
Income from continuing operations                  4,472      5,573      3,035
Adjustments to reconcile net income to net
  cash provided by operating activities of
  continuing operations:
    Restructuring and other charges                    -          -      3,023
    Depreciation and amortization                  3,827      2,740      2,586
    Provision for uncollectibles                   1,957      1,938      1,613
    Increase in accounts receivable               (1,431)    (2,165)    (2,220)
    Increase in accounts payable                      16        513        872
    Net increase in other operating
      assets and liabilities                        (787)    (1,079)       (87)
    Other adjustments for noncash items-net          383        355       (624)
NET CASH PROVIDED BY OPERATING ACTIVITIES
  OF CONTINUING OPERATIONS                         8,437      7,875      8,198

INVESTING ACTIVITIES
Capital expenditures                              (7,143)    (6,334)    (4,597)
Proceeds from sale or disposal of property,
  plant and equipment                                169        145        204
(Increase)decrease in finance assets                (465)     3,499      1,845
Acquisitions of licenses                            (435)      (267)    (1,978)
Net decrease(increase) in investments                109       (140)         9
Dispositions(acquisitions), net of
  cash acquired                                    1,513      2,145     (3,406)
Other investing activities-net                      (155)       (23)      (240)
NET CASH USED IN INVESTING ACTIVITIES OF
  CONTINUING OPERATIONS                           (6,407)      (975)    (8,163)

FINANCING ACTIVITIES
Proceeds from long-term debt issuances                 -          -      2,392
Retirements of long-term debt                       (662)    (1,236)    (2,137)
(Acquisition) issuance of common shares             (163)     1,293      1,214

Dividends paid                                    (2,142)    (2,122)    (2,088)
Increase(decrease) in short-term
  borrowings-net                                   1,114     (5,301)     1,976
Other financing activities-net                        52      1,986        100
NET CASH (USED IN)PROVIDED BY FINANCING
  ACTIVITIES OF CONTINUING OPERATIONS             (1,801)    (5,380)     1,457

Net cash used in discontinued operations             (84)    (1,595)    (1,544)
Net increase(decrease) in cash and cash
  equivalents                                        145        (75)       (52)
Cash and cash equivalents at beginning
  of year                                              -         75        127
Cash and cash equivalents at end of year         $   145    $     -    $    75

The notes on pages 46 through 71 are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT&T CORP. AND SUBSIDIARIES (AT&T)
(Dollars in millions unless otherwise noted, except per share amounts)


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

CURRENCY TRANSLATION
For operations outside of the U.S. that prepare financial statements in currencies other than the U.S. dollar, we translate income statement amounts at average exchange rates for the year and we translate assets and liabilities at year-end exchange rates. We present these translation adjustments as a separate component of shareowners' equity.

REVENUE RECOGNITION
We recognize wireline and wireless services revenue based upon minutes of traffic processed and contracted fees. Generally, we recognize products and other services revenue in accordance with contract terms.

ADVERTISING AND PROMOTIONAL COSTS
We expense costs of advertising and promotions, including checks used to acquire customers, as incurred. Advertising and promotional expenses were $1,985, $2,526 and $2,148 in 1997, 1996 and 1995, respectively.

INVESTMENT TAX CREDITS
We amortize investment tax credits as a reduction to the provision for income taxes over the useful lives of the property that produced the credits.

EARNINGS PER SHARE
We calculate earnings per share in accordance with Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." We use the weighted-average number of common shares outstanding during each period to compute basic earnings per common share. Diluted earnings per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

CASH EQUIVALENTS
We consider all highly liquid investments with original maturities of generally three months or less to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT
We state property, plant and equipment at cost, unless impaired, and determine depreciation based upon the assets' estimated useful lives using either the group or unit method. The group method is used for most depreciable assets. When we sell or retire assets that were depreciated using the group method, we deduct the cost from property, plant and equipment and accumulated depreciation. The unit method is used primarily for large computer systems and support assets. When we sell assets that were depreciated using the unit method, we include the related gains or losses in operating results.

  We use accelerated depreciation methods primarily for digital equipment used in the telecommunications network, except for switching equipment placed in service before 1989 and certain high technology computer processing equipment. All other plant and equipment, including capitalized software, is depreciated on a straight-line basis.

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

GOODWILL
Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. We amortize goodwill on a straight-line basis over the periods benefited ranging from five to 40 years. Goodwill is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount, a loss is recognized for the difference between the fair value and carrying value of the asset.

DERIVATIVE FINANCIAL INSTRUMENTS
We use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. Derivatives, used as part of our risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Gains and losses related to qualifying hedges of foreign currency firm commitments are deferred in other assets or liabilities and recognized as part of the underlying transactions as they occur. All other foreign exchange contracts are marked to market on a current basis and the respective gains or losses are recognized in other income-net. Interest rate differentials associated with interest rate swaps used to hedge AT&T's debt obligations are recorded as an adjustment to interest payable or receivable with the offset to interest expense over the life of the swaps. If we terminate an interest rate swap agreement, the gain or loss is recorded as an adjustment to the basis of the underlying asset or liability and amortized over the remaining life. Cash flows from financial instruments are classified in the Consolidated Statements of Cash Flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

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

CONCENTRATIONS
As of December 31, 1997, we do not have any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact our operations. We also do not have a concentration of available sources of labor, services, or licenses or other rights that could, if suddenly eliminated, severely impact our operations.

RECLASSIFICATIONS
We reclassified certain amounts for previous years to conform with the 1997 presentation.

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

  On December 31, 1996, AT&T also distributed all of the outstanding common stock of NCR to AT&T shareowners of record as of December 13, 1996. The shares were distributed on the basis of .0625 of a share of NCR for each AT&T share outstanding on the record date. As a result of the Lucent and NCR distributions, AT&T's shareowners' equity was reduced by $2.2 billion. The distributions of the Lucent and NCR common stock to AT&T shareowners were noncash transactions totaling $4.8 billion which did not affect AT&T's results of operations.

    On July 1, 1997, AT&T sold its submarine systems business (SSI) to Tyco International Ltd. for approximately $850, resulting in an after-tax gain of $66, or $.04 per share.

    On October 20, 1997, AT&T announced its plans to sell AT&T Universal Card Services, Inc. (UCS). On December 17, 1997, AT&T entered into an agreement with Citicorp to sell UCS for approximately $3.5 billion. In addition, the two companies signed a 10-year co-branding and joint-marketing agreement. The sale is subject to regulatory approval and is expected to be completed by the second quarter of 1998.

  The consolidated financial statements of AT&T have been restated to reflect the dispositions of Lucent, NCR, AT&T Capital, SSI and other businesses as well as the pending sale of UCS as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of these discontinued operations have been excluded from the respective captions in the

Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows, and have been reported through the dates of disposition as "Income(loss) from discontinued operations," net of applicable income taxes; as "Net assets of discontinued operations," and as "Net cash used in discontinued operations" for all periods presented.

    In 1997 we adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Among other provisions, this standard requires that in connection with the transfer of financial assets, liabilities incurred should be measured at fair value and retained interests should be recorded as a portion of the original carrying amount of the transferred financial assets. This standard applies only to UCS and resulted in a substantial benefit to income from discontinued operations for the year.

 Summarized financial information for the discontinued operations is as follows:
                                           1997       1996       1995
          Revenues                       $1,942    $23,979    $31,164
          Income(loss) before
            income taxes                    150       (180)    (4,043)
          Net income(loss)                  100        173     (2,896)
          Current assets                  7,734      7,590
          Total assets                    7,808      7,979
          Current liabilities*            5,602      6,190
          Total liabilities*              6,707      6,469
          Net assets of discontinued
            operations                   $1,101    $ 1,510

*Current liabilities include $5,224 and $5,706 of debt maturing within one year and total liabilities include an additional $1,093 and $170 of long-term debt at December 31, 1997, and December 31, 1996, respectively, all of which are payable to AT&T.

  The income(loss) before income taxes includes allocated interest expense of $45 and $134 in 1996 and 1995, respectively. Interest expense was allocated to discontinued operations based on a ratio of net assets of discontinued operations to total AT&T consolidated assets. No interest expense was allocated to discontinued operations in 1997 due to the immateriality of the amounts; however, UCS recorded direct interest expense of $297, $383 and $626 in 1997, 1996 and 1995, respectively, primarily related to the amounts payable to AT&T.


3. NEW ACCOUNTING PRONOUNCEMENTS

Effective with the first quarter 1998 we will adopt SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Since this standard applies only to the presentation of comprehensive income, it will not have any impact on AT&T's results of operations, financial position or cash flows.

  Beginning with the 1998 annual report we will also adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenue or holds assets, and major customers.

4. LIN BROADCASTING

In 1995 we acquired the remaining 48% of LIN Broadcasting Corporation (LIN) for approximately $3.3 billion. The purchase price was allocated to the fair value of assets acquired of $4.0 billion and the fair value of liabilities assumed of $.7 billion.

    On August 12, 1997, AT&T entered into an agreement to sell its 45% common share interest in LIN Television Corporation, a subsidiary of LIN, for approximately $641 to Hicks, Muse, Tate and Furst Incorporated ("Hicks Muse"). Subsequently, in response to a competitive offer, Hicks Muse increased their bid to $742. The sale is subject to various conditions, including approval by the Federal Communications Commission. If approved, the sale is expected to close in early 1998. In a separate agreement, AT&T agreed to sell WOOD-TV, its television station in Grand Rapids, Michigan, for approximately $123, subject to certain adjustments, upon the completion of the sale of its interest in LIN.


5. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

For the Years Ended December 31               1997     1996      1995
INCLUDED IN DEPRECIATION AND AMORTIZATION
Amortization of licensing costs               $163     $170      $133
Amortization of goodwill                        51       52        74

INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
Research and development expenses             $829     $822      $732

OTHER INCOME-NET
Interest income                               $ 28     $ 18      $ 38
Minority interests in earnings
  of subsidiaries                              (12)     (15)      (17)
Net equity earnings from investments            35       67       103
Officers' life insurance                        68       74        73
Sale/exchange of cellular investments           75      158        64
Gain on sale of Skynet                          97        -         -
Miscellaneous-net                              125       88        23
Total other income-net                        $416     $390      $284


DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                          $254     $193      $107

SUPPLEMENTARY BALANCE SHEET INFORMATION

At December 31                                1997     1996
PROPERTY, PLANT AND EQUIPMENT
Machinery, electronic and other equipment $ 37,433 $ 32,761
Buildings and improvements                   6,744    6,251
Land and improvements                          386      373
Total property, plant and equipment         44,563   39,385
Accumulated depreciation                   (21,853) (19,649)
Property, plant and equipment-net         $ 22,710 $ 19,736

OTHER ASSETS
Unamortized goodwill                      $  1,277 $  1,325
Deferred charges                               724      477
Other                                          508      510
Total other assets                        $  2,509 $  2,312

SUPPLEMENTARY CASH FLOW INFORMATION

For the Years Ended December 31               1997     1996      1995
Interest payments net of
  amounts capitalized                       $  207   $  364    $  436
Income tax payments                          2,414    2,136     2,016


6. BUSINESS RESTRUCTURING AND OTHER CHARGES

 In the fourth quarter of 1995 we recorded a pretax charge of $3,023 to cover restructuring costs of $2,301 and asset impairments and other charges of $722. This charge included plans to exit certain proprietary network and messaging services; restructure customer service organizations; consolidate call servicing centers; exit certain satellite services; reorganize corporate support functions such as information systems, human resources and financial operations, and restructure certain international operations.

  As part of our plan to sell certain businesses and to restructure our operations, restructuring liabilities of $1,712 were recorded for employee separation costs, costs associated with early termination of building leases and other items. In addition, asset impairments of $567 (which directly reduced the carrying value of the related asset balances) and $22 of benefit plan losses were recorded.

  The 1995 restructure charge of $2,301 included separation costs for nearly 17,000 employees, which included approximately 12,000 management and 5,000 occupational employees. As of December 31, 1997, approximately 6,800 management employees and 2,300 occupational employees have been separated. Of the 6,800 management separations, approximately 4,300 accepted voluntary severance packages.

  During 1996 and 1997 we completed the restructuring of our proprietary network and messaging services business, closed several call servicing centers, consolidated customer care centers, sold certain international operations and reorganized certain corporate support functions. The implementation of certain restructuring activities are occurring at a slower pace than planned. There have been delays in exiting certain businesses and reorganizing corporate support functions, in part to ensure customer satisfaction during this transition period. However, certain facility costs have payment terms extending beyond 1998. We believe that the balance is adequate to complete these plans.

  On January 26, 1998, we announced a voluntary retirement incentive program to be offered to managers during the second quarter of 1998. The expected acceptance rate of 10,000 to 11,000 employees for the voluntary retirement incentive offer may impact the utilization of the remaining 1995 restructuring reserve balance. Another 5,000 to 7,000 employees will leave through a combination of managed attrition and previously announced workforce reductions.

  The following table displays a rollforward of the liabilities for business restructuring from December 31, 1995, to December 31, 1997:

                                       1996
                           ----------------------------
                 Dec. 31,                                      Dec. 31,
                     1995                        Amounts           1996
Type of Cost      Balance     Additions         Utilized        Balance

Employee
 separations       $  925           $ -            $(319)        $  606
Facility closings     761             -             (233)           528
Other                 406             -             (152)           254

Total              $2,092           $ -            $(704)        $1,388
---------------------------------------------------------------------------

                                       1997
                           ----------------------------
                 Dec. 31,                                      Dec. 31,
                     1996                          Amounts         1997
Type of Cost      Balance     Additions           Utilized      Balance

Employee
 separations       $  606           $ -            $(193)          $413
Facility closings     528             -              (94)           434
Other                 254             -             (194)            60

Total              $1,388           $ -            $(481)          $907
---------------------------------------------------------------------------
1997 utilization includes $100 reversal of pre-1995 reserves. 1996 utilization includes $112 of net transfers to Lucent and NCR.

  The balance at December 31, 1997, includes $180 of pre-1995 charges primarily related to excess space in various leased facilities and is expected to be fully utilized over the remaining terms of the leases.

  The 1995 charge of $722 for asset impairments and other charges included $668 for writing down certain impaired assets, including the write-down in the value of some unnecessary network facilities, the write-down of non-strategic wireless assets and the reduction in value of some investments. There were no assets to be disposed of or sold included in these write-downs. The charge also included $54 of other items, none of which individually exceed 1% of the total charge.

  The total pretax charge of $3,023 for 1995 was recorded as $844 in network and other communications services expenses; $934 in depreciation and amortization expenses, and $1,245 in selling, general and administrative expenses. If viewed by type of cost, the combined charges reflect $950 for employee separations and other related items; $1,235 for asset write-downs; $497 for closing, selling and consolidating facilities; and $341 for other items. The total charge reduced income from continuing operations by $2,032, or diluted earnings per share by $1.28 in 1995.

  In addition, charges of $1,172 (net of taxes) in the third quarter of 1995 and $2,149 (net of taxes) in the fourth quarter of 1995 are reflected in the loss from discontinued operations. These charges reduced income from discontinued operations by a total of $3,321, or diluted earnings per share by $2.08 in 1995.

7. INCOME TAXES

The following table shows the principal reasons for the difference between the effective income tax rate and the United States federal statutory income tax rate:

For the Years Ended December 31              1997     1996     1995
U.S. federal statutory income tax rate        35%      35%      35%
Federal income tax at statutory rate       $2,517   $3,084   $1,743
Amortization of investment tax credits        (14)     (21)     (35)
State and local income taxes, net of
  federal income tax effect                   182      272      179
Amortization of intangibles                    20       13       62
Foreign rate differential                     117      131      (11)
Taxes on repatriated and accumulated
  foreign income, net of tax credits          (32)      19       17
Legal entity restructuring                      -     (195)       -
Research credits                              (63)     (13)     (24)
Other differences-net                          (6)     (53)      12
Provision for income taxes                 $2,721   $3,237   $1,943
Effective income tax rate                   37.8%    36.7%    39.0%

  The U.S. and foreign components of income before income taxes and the provision for income taxes are presented in this table:

For the Years Ended December 31              1997     1996     1995
INCOME BEFORE INCOME TAXES
United States                              $7,311   $9,013   $5,465
Foreign                                      (118)    (203)    (487)
Total                                      $7,193   $8,810   $4,978

PROVISION FOR INCOME TAXES
CURRENT
Federal                                    $1,561   $2,291   $1,922
State and local                               192      397      383
Foreign                                        49       25        1
                                           $1,802   $2,713   $2,306
DEFERRED
Federal                                    $  851   $  511   $ (221)
State and local                                89       23     (108)
Foreign                                        (5)      11        1
                                           $  935   $  545   $ (328)
Deferred investment tax credits               (16)     (21)     (35)
Provision for income taxes                 $2,721   $3,237   $1,943

  Deferred income tax liabilities are taxes we expect to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

  Deferred income tax liabilities and assets consist of the following:

At December 31                                        1997     1996
LONG-TERM DEFERRED INCOME TAX LIABILITIES
  Property, plant and equipment                     $6,204   $5,302
  Investments                                          319       96
  Other                                              1,185    1,403
Total long-term deferred income tax liabilities     $7,708   $6,801

LONG-TERM DEFERRED INCOME TAX ASSETS
  Business restructuring                            $  162   $  195
  Net operating loss/credit carryforwards              273      220
  Employee pensions and other benefits-net           1,026    1,298
  Reserves and allowances                               93      120
  Other                                                654      305
  Valuation allowance                                 (211)    (164)

Total net long-term deferred income tax assets      $1,997   $1,974
Net long-term deferred income tax liabilities       $5,711   $4,827

CURRENT DEFERRED INCOME TAX LIABILITIES
Total current deferred income tax liabilities       $  175   $  117

CURRENT DEFERRED INCOME TAX ASSETS
  Business restructuring                            $  225   $  249
  Net operating loss/credit carryforwards                5        3
  Employee pensions and other benefits                 304      523
  Reserves and allowances                              629      594
  Other                                                264       14


Total net current deferred income tax assets        $1,427   $1,383
Net current deferred income tax assets              $1,252   $1,266

  At December 31, 1997, we had net operating loss carryforwards (tax-effected) for federal and state income tax purposes of $32 and $76, respectively, expiring through 2012. We also had foreign net operating loss carryforwards (tax-effected) of $140, of which $130 has no expiration date, with the balance expiring by the year 2002 as well as federal tax credit carryforwards of $30 which are not subject to expiration. We recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

8. POSTRETIREMENT BENEFITS

Our benefit plans for retirees include health care benefits, life insurance coverage and telephone concessions. Postretirement contributions to trust funds are determined using the attained-age-normal cost method for health care benefits and the aggregate cost method for life insurance plans.

  Immediately following the spin-off of Lucent on September 30, 1996, Lucent established separate postretirement benefit plans, and a share of the postretirement benefit obligations and postretirement benefit assets held in trust were transferred from AT&T to Lucent based on methods and assumptions that were agreed to by both companies. Adjustments to the estimated assets and postretirement benefit obligations that were transferred to Lucent were not material in 1997. Subsequent adjustments, if any, are also expected to be immaterial.

  This table shows the components of the net postretirement benefit cost:

For the Years Ended December 31                     1997     1996     1995
Service cost-benefits earned during the period     $  56     $ 53     $ 40
Interest cost on accumulated postretirement
  benefit obligation                                 278      263      258
Expected return on plan assets*                     (120)     (99)     (78)
Amortization of unrecognized prior service costs      39       39       23
Amortization of net loss(gain)                         -        3       (3)
Net postretirement benefit cost                    $ 253     $259     $240

* The actual return on plan assets was $358 in 1997, $313 in 1996 and $256 in 1995. The expected long-term rate of return on plan assets was 9.0% in 1997, 1996 and 1995.

  Prior service costs are amortized primarily on a straight-line basis over the average remaining service period of active employees. We had approximately 40,400, 37,900 and 34,500 retirees as of December 31, 1997, 1996, and 1995, respectively.

  Our plan assets consist primarily of listed stocks, corporate and governmental debt, cash and cash equivalents, and life insurance contracts. The following table shows the funded status of our postretirement benefit plans reconciled with the amounts recognized in the Consolidated Balance Sheets:

At December 31                                         1997      1996
Accumulated postretirement benefit obligation:
  Retirees                                           $2,655    $2,244
  Fully eligible active plan participants               651       453
  Other active plan participants                      1,050     1,042
Total accumulated postretirement benefit obligation   4,356     3,739
Plan assets at fair value                             1,969     1,566
Unfunded postretirement obligation                    2,387     2,173
Less:
  Unrecognized prior service costs                      166       206
  Unrecognized net gain                                (227)     (510)
Accrued postretirement benefit obligation            $2,448    $2,477

  We made these assumptions in valuing our postretirement benefit obligation at December 31:
                                                       1997      1996
Weighted-average discount rate                         7.0%      7.5%
Assumed rate of increase in the per
  capita cost of covered health care benefits          5.3%      5.6%

  We assumed that the growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1997 to 4.8% by the year 2008 and then remain level. This assumption greatly affects the amounts reported. To illustrate, increasing the assumed trend rate by 1% in each year would raise our accumulated postretirement benefit obligation at December 31, 1997, by $218 and our 1997 postretirement benefit costs by $18.

9. EMPLOYEE BENEFIT PLANS

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

  Immediately following the spin-off of Lucent on September 30, 1996, Lucent established separate defined benefit plans, and a share of the pension obligations and pension assets held in trust were transferred from AT&T to Lucent based on methods and assumptions that were agreed to by both companies. Adjustments to the estimated asset and pension obligation amounts that were transferred to Lucent were not material in 1997. Subsequent adjustments, if any, are also expected to be immaterial.

  We compute pension cost using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1997, 1996 and 1995.
  Pension cost includes the following components:

For the Years Ended December 31              1997        1996        1995
Service cost-benefits earned during
  the period                              $   305     $   295     $   200
Interest cost on projected benefit
  obligation                                  946         861         747
Amortization of unrecognized prior
  service costs                               114          99          90
Credit for expected return on plan
  assets*                                  (1,371)     (1,195)     (1,043)
Amortization of transition asset             (181)       (183)       (193)
Charges for special pension benefits            5           -          58
Net pension credit                        $  (182)    $  (123)    $  (141)

*The actual return on plan assets was $3,464 in 1997, $2,981 in 1996 and $1,044 in 1995.

  The net pension credit in 1995 includes a one-time charge of $58 for early retirement options and curtailments.

  This table shows the funded status of the defined benefit plans:

At December 31                                           1997     1996
Actuarial present value of accumulated
  benefit obligation, including vested benefits
  of $13,123 and $10,083                              $14,150  $11,520

Plan assets at fair value                             $20,513  $17,680
Less: Actuarial present value of projected
      benefit obligation                               14,481   12,380

Excess of assets over projected benefit obligation      6,032    5,300
Unrecognized prior service costs                          904      766
Unrecognized transition asset                            (708)    (889)
Unrecognized net gain                                  (4,130)  (3,303)
Net minimum liability of nonqualified plans              (103)     (51)
Prepaid pension costs                                 $ 1,995  $ 1,823

  We used these rates and assumptions to calculate the projected benefit obligation:

At December 31                                           1997     1996
Weighted-average discount rate                           7.0%     7.5%
Rate of increase in future
  compensation levels                                    4.5%     5.0%

  The prepaid pension costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities, that are not material, are included in other liabilities in the Consolidated Balance Sheets.

  We are amortizing over 15.9 years the unrecognized transition asset related to our 1986 adoption of SFAS No. 87, "Employers' Accounting for Pensions." We amortize prior service costs primarily on a straight-line basis over the average remaining service period of active employees. Our plan assets consist primarily of listed stocks (including $75 and $56 of AT&T common stock at December 31, 1997, and 1996, respectively), corporate and governmental debt, real estate investments and cash and cash equivalents.

SAVINGS PLANS
We sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions amounted to $197 in 1997, $178 in 1996 and $156 in 1995.

10. STOCK-BASED COMPENSATION PLANS

Under the 1997 Long-Term Incentive Program, which was effective June 1, 1997, we grant stock options, performance shares, restricted stock and other awards. There are 100 million shares of common stock available for grant with a maximum of 15 million common shares that may be used for awards other than stock options. The exercise price of any stock option is equal to the stock price when the option is granted. Generally, the options vest over three years and are exercisable up to ten years from the date of grant. Under the 1987 Long-Term Incentive Program, which expired in April 1997, we granted the same awards, and on January 1 of each year 0.6% of the outstanding shares of our common stock became available for grant.

  Under the 1997 Long-Term Incentive Program, performance share units are awarded to key employees in the form of either common stock or cash at the end of a three-year period based on AT&T's total shareholder return as measured against a peer group of industry competitors. Under the 1987 Long- Term Incentive Program, performance share units with the same terms were also awarded to key employees based on AT&T's return-to-equity performance compared with a target.

 On August 1, 1997, substantially all of our employees were granted a stock option award to purchase 100 shares representing a total of 12.5 million shares of our common stock. The options vest after three years and are exercisable up to ten years from the grant date.

  Under the AT&T 1996 Employee Stock Purchase Plan (Plan), which was effective July 1, 1996, we are authorized to issue up to 50 million shares of common stock to our eligible employees. Under the terms of the Plan, employees may have up to 10% of their earnings withheld to purchase AT&T's common stock. The purchase price of the stock on the date of exercise is 85% of the average high and low sale prices of shares on the New York Stock Exchange for that day. Under the Plan, we sold approximately 3 million shares to employees in both 1997 and 1996.

  We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our plans. Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for our performance-based and restricted stock awards, SARs, and prior to July 1, 1996, for the stock purchase plan for former McCaw Cellular Communications, Inc. employees. Compensation costs charged against income were $94 and $40 in 1997 and 1996, respectively.

  A summary of option transactions is shown below:

                                   Weighted-            Weighted-
                                    Average              Average
                                   Exercise             Exercise
Shares in Thousands         1997    Price        1996    Price       1995
Outstanding at January 1  46,910    $33.89     47,689   $43.21     40,285
Lucent and NCR
  spin-off adjustments         -         -     22,678        -          -
Options granted           36,485    $38.81      9,132   $45.53     13,276
Options and SARs
  exercised              (10,832)   $24.89    (10,708)  $19.16     (8,181)
Average exercise price                                             $29.39
Options assumed in
  purchase of LIN              -         -          -        -      3,382
Options canceled or
  forfeited:
  Lucent and NCR
    spin-offs                  -         -    (16,179)  $37.25          -
  Other employee plans    (4,058)   $40.47     (5,702)  $37.12     (1,073)

At December 31:
Options outstanding       68,505    $37.50     46,910   $33.89     47,689
Average exercise price                                             $43.21
Options exercisable       22,981    $33.26     28,034   $28.81     28,775
Shares available
  for grant               85,859         -     19,693        -     17,524

  Effective on the dates of spin-off of Lucent and NCR, AT&T stock options held by Lucent and NCR employees were canceled. For the holders of unexercised AT&T stock options, the number of options was adjusted and all exercise prices were decreased immediately following each spin-off date to preserve the economic values of the options that existed prior to those dates.

  During 1997 402,057 SARs were exercised and no SARs were granted. At December 31, 1997, 341,783 SARs remained unexercised, all of which were exercisable.

  AT&T has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If AT&T had elected to recognize compensation costs based on the fair value at the date of grant for awards in 1997, 1996 and 1995, consistent with the provisions of SFAS No. 123, AT&T's net income and earnings per common share would have been reduced to the following pro forma amounts:

For the Years Ended December 31                1997       1996       1995
Income from continuing operations            $4,384     $5,502    $ 3,022
Income(loss) from discontinued operations        99        146     (2,902)
Gain on sale of discontinued operations          66        162          -
Net income                                   $4,549     $5,810    $   120

Earnings per common share-basic:
  Continuing operations                      $ 2.70     $ 3.42    $  1.91
  Discontinued operations                      0.06       0.09      (1.83)
  Gain on sale of discontinued operations      0.04       0.10          -
  Net income                                 $ 2.80     $ 3.61    $  0.08

Earnings per common share-diluted:
  Continuing operations                      $ 2.69     $ 3.41    $  1.90
  Discontinued operations                      0.06       0.09      (1.82)
Gain on sale of discontinued operations        0.04       0.10          -
  Net income                                 $ 2.79     $ 3.60    $  0.08

  Without the effect of pro forma costs related to the conversion of options in the Lucent and NCR spin-offs, pro forma income from continuing operations was $5,532, or $3.42 per diluted common share in 1996.

  The pro forma effect on net income for 1997, 1996 and 1995 may not be representative of the pro forma effect on net income of future years because the SFAS No. 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to January 1, 1995.

  The weighted-average fair values at date of grant for options granted during 1997, 1996 and 1995 were $9.09, $13.12 and $14.02, respectively, and were estimated using the Black-Scholes option-pricing model. The risk-free interest rates applied for 1997, 1996 and 1995 were 6.16%, 6.11% and 6.44%, respectively. The following assumptions were applied for periods before the Lucent spin-off, subsequent to the Lucent spin-off through December 31, 1996, and for 1997, respectively: (i) expected dividend yields of 2.4%, 2.8% and 2.2%, (ii) expected volatility rates of 19.0%, 21.0% and 21.8%, and (iii) expected lives of 5.0, 4.5 and 4.5 years.

  The following table summarizes information about stock options outstanding at December 31, 1997:

                          Options Outstanding            Options Exercisable
                                Weighted-
                   Number        Average    Weighted-    Number      Weighted-
 Range of      Outstanding at   Remaining   Average   Exercisable at Average
 Exercise      Dec. 31, 1997   Contractual  Exercise  Dec. 31, 1997  Exercise
  Prices       (in thousands)     Life       Price    (in thousands)   Price

$ 1.11 - $15.76       318         1.9       $13.64          318       $13.64
 15.83 -  27.12     6,611         3.5        24.40        6,611        24.40
 27.16 -  34.95     7,890         6.4        34.16        5,088        24.50
 35.20 -  36.74     6,207         5.7        35.61        4,495        35.54
 36.75             12,501         9.4        36.75            -        36.75
 36.76 -  39.30     4,229         6.0        37.41        3,304        37.20
 39.31             17,810         9.0        39.31           22        39.31
 39.32 -  47.37    11,813         7.6        45.15        3,143        45.19
 48.28 -  60.00     1,126         9.9        54.58            -            -

                   68,505         7.5       $37.50       22,981       $33.26

11. DEBT OBLIGATIONS

DEBT MATURING WITHIN ONE YEAR
At December 31                                1997          1996
Commercial paper                            $3,113        $1,950
Currently maturing long-term debt              874           463
Other                                           11            36
Total debt maturing within one year         $3,998        $2,449
Weighted-average interest rate of
  short-term debt                             5.8%          5.5%

  A consortium of lenders provides revolving credit facilities of $5.0 billion to AT&T. These credit facilities are intended for general corporate purposes, which include support for AT&T's commercial paper, and were unused at December 31, 1997.

LONG-TERM OBLIGATIONS
At December 31                                       1997      1996
Interest Rates (a)      Maturities
DEBENTURES
4 3/8% to 4 3/4%        1998-1999                  $  500    $  500
5 1/8% to 6%            2000-2001                     500       500
8 1/8% to 8 5/8%        2002-2031                   1,996     1,996

NOTES
5 9/38% to 7 3/4%       1998-2025                   4,000     4,341
8% to 8 17/20%          1998-2025                     579       786
9 3/5% to 12 7/8%       1998-2004                      30        60
Variable rate           1998-2054                      67       115
Total debentures and notes                          7,672     8,298
Other                                                  83       112
Less: Unamortized discount-net                         55        64
Total long-term obligations                         7,700     8,346
Less: Currently maturing long-term debt               874       463
Net long-term obligations                          $6,826    $7,883

(a) Note that the actual interest paid on our debt obligations may have differed from the stated amount due to our entering into interest rate swap contracts to manage our exposure to interest rate risk and our strategy to reduce finance costs.

  This table shows the maturities at December 31, 1997, of the $7,700 in total long-term obligations:

        1998      1999    2000     2001    2002       Later Years
        $874    $1,063    $658     $657    $504         $3,944


12. FINANCIAL INSTRUMENTS

In the normal course of business we use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. These instruments include letters of credit, guarantees of debt, interest rate swap agreements and foreign currency exchange contracts. Interest rate swap agreements and foreign currency exchange contracts are used to mitigate interest rate and foreign currency exposures. Collateral is generally not required for these types of instruments.

  By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 1997, and 1996, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures. We do not have any significant exposure to any individual customer or counterparty, nor do we have any major concentration of credit risk related to any financial instruments.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions and do not create any additional risk to AT&T.

GUARANTEES OF DEBT
From time to time we guarantee the debt of our subsidiaries and certain unconsolidated joint ventures. Additionally, in connection with restructurings of AT&T in 1996, we issued guarantees for certain debt obligations of AT&T Capital and NCR. At December 31, 1997, and 1996, respectively, the amount of guaranteed debt associated with AT&T Capital and NCR was $120 and $230.

INTEREST RATE SWAP AGREEMENTS
We enter into interest rate swaps to manage our exposure to changes in interest rates and to lower our overall costs of financing. We enter into swap agreements to manage the fixed/floating mix of our debt portfolio in order to reduce aggregate risk to interest rate movements. Interest rate swaps also allow us to raise funds at floating rates and effectively swap them into fixed rates that are lower than those available to us if fixed-rate borrowings were made directly. These agreements involve the exchange of floating-rate for fixed-rate payments or fixed-rate for floating-rate payments without the exchange of the underlying principal amount. Fixed interest rate payments at December 31, 1997, are at rates ranging from 6.96% to 7.75%. Floating-rate payments are based on rates tied to LIBOR.

  The following table indicates the types of swaps in use at December 31, 1997, and 1996, and their weighted-average interest rates. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts.
                                                1997      1996
Fixed to variable swaps-notional amount         $422      $632
  Average receive rate                         7.54%     7.55%
  Average pay rate                             5.67%     5.32%
Variable to fixed swaps-notional amount         $249      $351
  Average receive rate                         5.70%     5.77%
  Average pay rate                             7.42%     5.71%

  The weighted-average remaining terms of the swap contracts are 3 years for 1997 and 5 years for 1996.

FOREIGN EXCHANGE
We enter into foreign currency exchange contracts, including forward and option contracts, to manage our exposure to changes in currency exchange rates, principally French francs, Deutsche marks, British pounds sterling and Japanese yen. The use of these derivative financial instruments allows us to reduce our exposure to the risk of adverse changes in exchange rates on the eventual reimbursement to foreign telephone companies for their portion of the revenues billed by AT&T for calls placed in the U.S. to a foreign country and other foreign currency payables and receivables. These transactions are generally expected to occur in less than one year.

FAIR VALUES OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE FINANCIAL INSTRUMENTS The following table summarizes the notional amounts of material financial instruments. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based. They do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. Our exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

DERIVATIVES AND OFF BALANCE SHEET INSTRUMENTS

                                       1997          1996
                                     Contract/     Contract/
                                     Notional      Notional
                                      Amount        Amount
Interest rate swap agreements          $671          $983
Foreign exchange:
  Forward contracts                     426           646
  Option contracts                        2            65
Letters of credit                        63           264
Guarantees of debt                      242           328

  The tables below show the valuation methods and the carrying amounts and estimated fair values of material financial instruments.

FINANCIAL INSTRUMENT                  VALUATION METHOD
Debt excluding capital leases         Market quotes or based on rates
                                        available to us for debt with
                                        similar terms and maturities
Letters of credit                     Fees paid to obtain the
                                        obligations
Guarantees of debt                    There are no quoted market prices
                                        for similar agreements available
Interest rate swap agreements         Market quotes obtained from dealers
Foreign exchange contracts            Market quotes


  For debt excluding  capital leases,  the carrying amounts and fair values were
$10,810  and  $11,112,   respectively,   for  1997;  and  $10,319  and  $10,609,
respectively, for 1996.

DERIVATIVES AND OFF BALANCE SHEET INSTRUMENTS
                                                1997
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.

Interest rate swap agreements          $3    $10       $5   $31
Foreign exchange
  forward contracts                     -     21        3    33

                                                1996
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.

Interest rate swap agreements          $5    $ 8      $47   $12
Foreign exchange
  forward contracts                     6     15        7    35

13. COMMITMENTS AND CONTINGENCIES

 In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1997. These matters could affect the operating results of any one quarter when resolved in future periods. However, we believe that after final disposition any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements. We lease land, buildings and equipment through contracts that expire in various years through 2032. Our rental expense under operating leases was $822 in 1997, $718 in 1996 and $653 in 1995. The following table shows our future minimum lease payments due under noncancelable operating leases at December 31, 1997. Such payments total $3,384. The total of minimum rentals to be received in the future under noncancelable subleases as of December 31, 1997, was $275.


              1998     1999     2000     2001     2002    Later Years
              $652     $528     $444     $334     $249         $1,177

14. QUARTERLY INFORMATION (UNAUDITED)

1997                                  First    Second     Third    Fourth
Revenues                            $12,662   $12,825   $13,004   $12,828
Operating income                      1,639     1,511     1,775     2,043
Income from continuing operations     1,088       928     1,133     1,323
Income from discontinued
  operations                             38        31        20        11
Gain on sale of discontinued
  operation                               -         -        66         -
Net income                            1,126       959     1,219     1,334

Income per common share-basic:
    Continuing operations               .67       .57       .70       .81
  Discontinued operations               .02       .02       .01       .01
  Gain on sale of discontinued
    operation                             -         -       .04         -
  Net income                            .69       .59       .75       .82
Income per common share-diluted:
Continuing operations                   .67       .57       .69       .81
Discontinued operations                 .02       .02       .02         -
Gain on sale of discontinued
    operation                             -         -       .04         -
  Net income                            .69       .59       .75       .81

Dividends declared                      .33       .33       .33       .33

Stock price*:
  High                                   $41 7/8  $38 1/4  $45 15/16  $63 15/16
  Low                                     34 3/8   30 3/4   34 1/4     43 3/16
Quarter-end close                         34 7/8   35 1/16  44 1/4     61 5/16

* Stock prices obtained from the Composite Tape

1996                                    First    Second     Third    Fourth
Revenues                              $12,378   $12,459   $12,837   $12,872
Operating income                        2,369     2,273     2,211     1,910
Income from continuing
  operations                            1,439     1,509     1,380     1,245
Income(loss) from discontinued
  operations                              (77)      (18)       52       216
Gain on sale of
  discontinued operation                    -         -         -       162
Net income                              1,362     1,491     1,432     1,623

Income(loss) per common share-basic:
  Continuing operations                   .90       .94       .85       .77
  Discontinued operations                (.05)     (.01)      .04       .13
    Gain on sale of
    discontinued operation                  -         -         -       .10
    Net income                            .85       .93       .89      1.00

Income(loss) per common share-diluted:
    Continuing operations                 .90       .93       .85       .77
    Discontinued operations              (.05)     (.01)      .04       .13
    Gain on sale of discontinued
      operation                             -         -         -       .10
  Net income                              .85       .92       .89      1.00

Dividends declared                        .33       .33       .33       .33
Stock price*:
  High                                $68 7/8   $64 7/8   $62 3/8   $44 1/2
  Low                                  60 1/8    58        49 1/4    33 1/4
  Quarter-end close                    61 1/8    62        52 1/4    43 3/8

* Stock prices obtained from the Composite Tape

    Stock prices on or before September 30, 1996, have not been restated to reflect the Lucent spin-off. Stock prices on or before December 31, 1996, have not been restated to reflect the NCR spin-off.


15. SUBSEQUENT EVENT

On January 8, 1998, AT&T signed a definitive merger agreement with Teleport Communications Group Inc. (TCG) for an all-stock transaction valued at approximately $11.3 billion. Under the agreement each TCG share will be exchanged for .943 of an AT&T share. The merger is subject to regulatory approvals and certain other conditions as well as the receipt of opinions that the merger will be tax-free to TCG shareowners. The transaction is expected to close in the second half of 1998.