Form 10-K/A, Exhibit 13
period 1998-12-31
AT&T CORP
filed 1999-07-12
CIK 5907

Exhibit 13

Financial Review:
In reviewing our operating performance, we discuss our results on an as-reported basis, as well as on an operational basis which is adjusted for certain nonoperational items. We believe this will assist readers in understanding AT&T in terms of trends from period to period. The nonoperational items adjusted for in 1998 include restructuring and other charges, primarily due to net charges associated with a voluntary retirement incentive program for certain employees and asset impairment charges associated with a local-service initiative, gains on sales of nonstrategic businesses and the benefit associated with the adoption of a new accounting standard for internal-use software. The nonoperational items adjusted for in 1997 include a charge to exit the two-way messaging business in wireless services, the reversal of certain business restructuring reserves and a gain on the sale of a nonstrategic business. These items are discussed more fully under "Results of Operations" on page 32.

Also, in accordance with generally accepted accounting principles, our financial statements reflect the results of "continuing operations" separate from certain businesses we have divested. These divested businesses are represented as "Income from discontinued operations (net of applicable taxes),""Net assets of discontinued operations," and "Net cash used in discontinued operations." Gains associated with these sales are recorded as "Gains on sales of discontinued operations." In 1998, discontinued operations included the results of AT&T Universal Card Services. The results of AT&T's former submarine systems business is also included in 1997 and 1996 discontinued operations. In addition, 1996 discontinued operations included Lucent Technologies Inc., AT&T Capital Corp., NCR Corp. and other businesses.

Financial Section Index
2   Management's Discussion and Analysis
51  Five-Year Summary of Selected Financial Data
53  Report of Management
54  Report of Independent Accountants
55  Consolidated Statements of Income
56  Consolidated Balance Sheets
57  Consolidated Statements of Changes in Shareowners' Equity
58  Consolidated Statements of Cash Flows
59  Notes to Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS
AT&T Corp. (AT&T) entered 1998 in what looked to observers like a cloud of uncertainty around its future. Indeed, the change heralded by the Telecommunications Act of 1996 had failed to materialize in the nearly two years since the law was passed. Our efforts to enter the local-exchange market had proven unsuccessful and costly due largely to the incumbent carriers' choice to exercise their monopoly power.

At the same time our core product--long distance service-was becoming increasingly commoditized. With literally hundreds of competitors in the marketplace, price was quickly becoming the only consideration in customers' buying decisions. That fact highlighted yet another cause for concern: AT&T's cost structure, though improving, was simply not competitive, with selling, general and administrative (SG&A) expenses approaching 30% of revenues.

Investors were looking for solutions to these problems in 1998 and for answers to important questions about our global, wireless and Internet strategies. Above all, investors were looking for growth. AT&T's revenues grew only 1.8% in 1997, although earnings trended upward in the second half of 1997 but declined for the full year compared with 1996.

The response that investors, customers and competitors received was both swift and decisive. The "sleeping giant," as some liked to think of AT&T, roared to life in 1998 and undertook a strategic transformation that has fundamentally redefined our company and changed the future of our industry.

AT&T and Dow Jones Industrial Average Two-Year Return

180%
                                                                     x




160%


                                               x

                                        x                            +

140%                                                  +
                                               +

                                                      x      x
                                +       +
                                                             +
120%                     +




                  +             x
100%       x+




                  x      x
80%





60%



       12/31/  3/31/  6/30/  9/30/  12/31/  3/31/  6/30/  9/30/  12/31/
          96     97     97     97      97     98     98     98      98

Legend:   AT&T   x
          Dow    +

Investing to Grow...
Our strategy is to grow by investing in facilities to provide advanced, end-to-end communications services directly to our customers, without relying on the networks of other companies. We are moving from the long distance business to the any-distance business, from a domestic carrier to a global power, and from a local cellular provider to a national digital-wireless leader. We are investing in Internet protocol, or IP, networks that will carry voice and data traffic together at a lower cost than circuit-switched networks. And we are investing in broadband connections-high-capacity, high-speed links to homes and businesses--in order to deliver integrated voice, video and data services to our customers.

This is the strategy we communicated to our shareowners in 1998, and we committed to the investments we'll need to execute it. We completed our $11 billion merger with Teleport Communications Group Inc. (TCG), giving us local network facilities to reach business customers in more than 80 U.S. markets. We gained broadband connections to one third of U.S. households through our merger with Tele-Communications Inc. (TCI), which closed in March 1999. We conceived a joint venture with British Telecommunications plc (BT) designed to build a
100-city, global, IP network and become a leading carrier of global communications traffic. We agreed to acquire the global network business of IBM for $5 billion. We continued the expansion of our national digital-wireless footprint, investing more than $1 billion in capital, assuming management control of our joint venture in Los Angeles, and agreeing to acquire Vanguard Cellular Systems. And shortly into 1999, we announced a joint venture with Time Warner Inc., as well as joint ventures with five TCI affiliates that will extend our cable telephony footprint to more than 40 million homes.

These investments represent AT&T's future growth, yet we are already beginning to see the benefits of our growth strategy. Our 1998 revenues grew 3.2%, and we closed the year with 4.8% growth in the fourth quarter. Our wireless business was a strong contributor with more than 17% growth for the year and more than 30% in the fourth quarter (adjusted for the sale of our messaging business), driven by the success of our revolutionary AT&T Digital One RateSM service. AT&T Solutions, our network outsourcing business, achieved more than $1 billion in revenues in 1998, growth of 34.2% over 1997. Data services grew at a rate in the mid-teens, led by packet services such as frame relay. And our investment in TCG began to pay off, as total local service revenues grew 73% for the year. As we continue our momentum in these areas and begin to build our capabilities in broadband and global services, AT&T is well positioned to diversify its revenue streams and accelerate its growth.

 ...and Delivering Outstanding Financial Performance
While our growth investments grabbed the headlines in 1998, we also made tremendous progress on our other important commitments to our shareowners: improving our financial position, reducing costs and growing our earnings and cash flow.

The investments we're making require a tremendous amount of financial flexibility. To achieve that, we have aggressively pursued the sales of assets not critical to our core business. Over the past two years, we have sold our Universal Card operation, the AT&T Solutions Customer Care business, LIN Television Corp., SmarTone Telecommunications Holdings Limited, our submarine systems business and our AT&T Skynet Satellite Services business. These sales have enhanced our ability to focus on our core mission, but more importantly brought in more than $12 billion in cash. We used these cash inflows and the cash generated by our operations to fund our $8 billion capital expenditures, reduce our debt by $5.2 billion, and return value to our shareowners through $2.2 billion in dividends and a $3 billion share repurchase program. After all this, we exited the year with debt-net-of-cash of only 12% of total capital, down from 33% at the end of 1997. We have ample financial flexibility to absorb the debt carried by TCI and can borrow to meet future cash needs.

We made firm commitments in 1998 relative to our cost structure, and we delivered on them. We told our shareowners that we would reduce our SG&A expenses by $1.6 billion in 1998, and we achieved that target. We did it by attacking costs across the entire company, and by implementing an aggressive force-reduction plan under which we committed to reduce our headcount by 15,000 to 18,000 over two years. Largely as a result of a highly successful voluntary-retirement offer to management employees, we exceeded our target, reducing our headcount by approximately 20,000 in just one year, not including headcount reductions due to businesses sold.

We have far more work to do in order to become the low-cost provider in the industry and achieve our target of a 23% SG&A to revenues ratio for 1999.
However, the progress we've made has enabled us to be more competitive in the market with industry-leading price plans such as AT&T One RateSM Plus with 5-cent weekend minutes. It has allowed us to invest in growth opportunities such as a dial-around service, our prepaid card business, our AT&T Digital One Rate service and AT&T Personal Network offer. And a competitive cost structure will be critical to our success as we invest in our any-distance, broadband telephony and data efforts and as we increase our sales capabilities in business markets.

Declining costs have not only helped us in the market; they've helped AT&T deliver very strong financial results for our shareowners. We delivered earnings from continuing operations, excluding certain nonoperational charges and gains (discussed more fully under "Results of Operations"), of $3.45 per diluted share in 1998, an increase of 46% over 1997. We grew our earnings per diluted share on the same basis in excess of 40% in each of the last three quarters of the year. Our reported earnings from continuing operations per diluted share were $2.91, a 22% increase over 1997.

Our cash flow from operations also grew impressively to $10.2 billion in 1998, an increase of 20.2%. Excluding the nonoperational charges and gains, we generated just under $15 billion in EBITDA, growth of $3.7 billion, or 33%. We'll redeploy the cash our business produces in order to fuel our growth engines-broadband communications, local service for businesses, wireless, global and Internet services.


Income from Continuing Operations per Diluted Share
Dollars

$4.00


                                                     3.45
                                                     #



$3.00                                                         2.91
                                                              x


                           2.37    2.38
                           #       x


$2.00







$1.00                              1997                       1998
Legend:  Operational*      #
         As reported       x

* Excludes certain nonoperational items.

There's a lot more to the AT&T story of 1998, as described in the paragraphs below. But 1998 was only the beginning. We identified the path we are taking into the future, and now we must execute and continue to deliver on our commitments in order to stay on course.

                                                              AT&T Corp.



OVERVIEW
AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government agencies. We provide regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services. In support of these services, we segment our results by primary lines of business: business services, consumer services and wireless services. A fourth category, other and corporate, includes the results of our other smaller units and corporate cost centers. Results are discussed for these four categories as well as for consolidated AT&T. Additionally, we supplementally discuss local services, new wireless services, AT&T Solutions, AT&T WorldNetSM and other online services, and international operations and ventures.

Business Services
Our business services segment offers a variety of long distance voice and data services to business customers, including domestic and international, inbound and outbound, inter- and intra-LATA toll services, calling card and operator-handled services, and other network enabled services. In addition, this segment provides local services, and Web hosting and other electronic-commerce services.

Consumer Services
Our consumer services segment provides long distance services to residential customers, including domestic and international long distance services, inter- and intra-LATA toll services, calling card and operator-handled calling services, and prepaid calling cards. In addition, local service is offered on a limited basis.

Wireless Services
Our wireless services segment offers wireless services and products to customers in 850 MHz markets and newer 1900 MHz markets as well as wireless data. This segment's results also include costs associated with the development of fixed-wireless technology, which, along with the results of the newer 1900 MHz markets and wireless data, are discussed as "new wireless services" within this document.

Other and Corporate
This group reflects the results of AT&T Solutions, our outsourcing, network-management and professional-services business, TCG (including their acquisition of ACC Corp. - ACC - in April 1998), international operations and ventures, AT&T WorldNet Service, our Internet access services business, and corporate overhead.

                                                              AT&T Corp.


Revenues
Dollars in Millions                                     Dollars in Millions
$30,000                                                              $30,000



                                                   24,184
                                                   x        23,527
                                                            x        22,632
                   22,030   22,940                                   x
          21,491   x        x
          x
$20,000                                  $20,000









$10,000                                  $10,000









0                                        0
            96       97       98                     96       97       98
Business Services   x                    Consumer Services   x


Dollars in Millions                      Dollars in Millions
$8,000                                   $8,000




$6,000                       5,406       $6,000
                             x
                    4,668
           4,246    x
           x
$4,000                                   $4,000                       3,549
                                                                      x
                                                             2,704
                                                             x
                                                    1,892
$2,000                                   $2,000     x




0                                        0
            96       97       98                     96       97       98
Wireless Services   x                    Other and Corporate   x

                                                              AT&T Corp.


The discussion of results includes revenues; earnings, including other income, before interest and taxes (EBIT); earnings, including other income, before interest, taxes, depreciation and amortization (EBITDA); capital additions and total assets.

AT&T calculates EBIT as operating income plus other income and is a measure used by our chief operating decision-makers to measure AT&T's consolidated operating results and to measure segment profitability. Interest and taxes are not allocated to our segments because debt is managed and serviced and taxes are managed and calculated on a centralized basis. Trends in interest and taxes are discussed separately on a consolidated basis. Management believes EBIT is a meaningful measure to disclose to investors because it provides investors with an analysis of operating results using the same measures used by the chief operating decision-makers of AT&T, provides a return on total capitalization measure, and allows investors a means to evaluate the financial results of each segment in relation to consolidated AT&T. Our calculation of EBIT may or may not be consistent with the calculation of EBIT by other public companies, and EBIT should not be viewed by investors as an alternative to generally accepted accounting principles (GAAP) measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity.

EBITDA is also used by management as a measure of segment performance and is defined as EBIT plus depreciation and amortization. We believe it is meaningful to investors as a measure of each segment's liquidity and allows investors to evaluate a segment's liquidity using the same measure that is used by the chief operating decision-makers of AT&T. Consolidated EBITDA is also provided for comparison purposes. Our calculation of EBITDA may or may not be consistent with the calculation of EBITDA by other public companies and should not be viewed by investors as an alternative to GAAP measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity. In addition, EBITDA does not take into effect changes in certain assets and liabilities which can affect cash flow.

                                                              AT&T Corp.



The following discussion and analysis provides information management believes is relevant to an assessment and understanding of AT&T's consolidated results of operations for the years ended December 31, 1998, 1997 and 1996 and financial condition as of December 31, 1998 and 1997.

We completed the merger with TCG on July 23, 1998. Each share of TCG common stock was exchanged for 0.943 of AT&T common stock, resulting in an issuance of
181.6 million shares in the transaction. The merger was accounted for as a pooling of interests, and accordingly, AT&T's historical financial statements were restated to reflect the combined results of AT&T and TCG.

FORWARD-LOOKING STATEMENTS
Except for the historical statements and discussions contained herein, statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements concerning future operating performance, AT&T's share of new and existing markets, AT&T's short- and long-term revenues and earnings growth rates, and general industry growth rates and AT&T's performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events, including, but not limited to, requirements imposed on AT&T or latitude allowed to competitors by the Federal Communications Commission (FCC) or state regulatory commissions under the Telecommunications Act and other applicable laws and regulations; the successful technical, operational and marketing integration of cable and telephony services; and the ability to establish significant market presence in new geographic and service markets. These forward-looking statements are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                              AT&T Corp.



RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

For the Years Ended December 31,              1998      1997      1996
Dollars in Millions
REVENUES
Business services..........................$22,940   $22,030   $21,491
Consumer services.......................... 22,632    23,527    24,184
Wireless services..........................  5,406     4,668     4,246
Other and corporate........................  3,549     2,704     1,892
Eliminations............................... (1,304)   (1,352)   (1,125)
Total revenues.............................$53,223   $51,577   $50,688

Revenues from continuing operations increased 3.2% to $53,223 million in 1998 compared with 1997, led by business services, primarily data services, and wireless services, primarily due to the success of our AT&T Digital One Rate service. Also contributing to revenue growth was growth from TCG, including ACC, and AT&T Solutions, which are included in the other and corporate group. Improvements in these areas were partially offset by continued declines in consumer long distance revenues and the reduced revenues due to the sale of AT&T Solutions Customer Care (ASCC). For 1998, total long distance services revenues (included in business services and consumer services) were essentially flat while calling volume increased 4.7% compared with 1997. Revenues by segment are discussed in more detail in the segment results section. We anticipate total revenues to grow in the range of 5%-7% in 1999, including the impact of our merger with TCI and our planned acquisitions of Vanguard Cellular Systems (Vanguard) and IBM's Global Network business all on a pro forma basis, that is assuming these businesses were part of AT&T in 1998 and 1999.

Total revenues in 1997 increased 1.8% compared with 1996 due to growth in data services revenues in business services and wireless services. In addition, AT&T Solutions, TCG, AT&T WorldNet Services and international operations and ventures, which are included in the other and corporate group, contributed to revenue growth. Declines in consumer long distance revenues partially offset this growth.

Eliminations reflect the elimination of revenues for services sold between units (e.g., sales of business long distance services to other AT&T units).

                                                              AT&T Corp.


OPERATING EXPENSES
For the year, operating expenses totaled $45,736 million, an increase of 2.2%, from $44,741 million in 1997. In 1997, operating expenses increased 6.6% from $41,979 million in 1996. Operating expenses in 1998 included $2,514 million of restructuring and other charges as well as a benefit of $199 million from the adoption of Statement of Position (SOP) 98-1 (collectively, the 1998 net charges). Operating expenses in 1997 included a $160 million charge to exit the two-way messaging business and a $100 million benefit from the reversal of pre-1995 restructuring reserves (collectively, the 1997 net charges). Excluding the impact of the 1998 and 1997 net charges, operating expenses decreased 2.8% in 1998 compared with 1997 and increased 6.4% in 1997 compared with 1996.

Operating Expenses and Revenues
Dollars in Millions
$60,000

                                                                     53,223
                                                 51,577                 +
                          50,688                    +
                             +
                                        44,741
                                           x                  43,222
                  41,979                                         x
                     x
$40,000









$20,000
                       1996                  1997                  1998

Operating Expenses Excluding Restructuring and Other Charges   x
Revenues                                                       +

                                                              AT&T Corp.


For the Years Ended December 31,        1998      1997      1996
Dollars in Millions
Access and other interconnection     $15,328   $16,350   $16,363

Access and other interconnection expenses are the charges we pay to connect calls on the facilities of local exchange carriers and other domestic service providers, and fees we pay foreign telephone companies (international settlements) to connect calls made to foreign countries on our behalf. These charges represent payments to these carriers for the common and dedicated facilities and switching equipment used to connect our network with theirs. In 1998, these costs declined $1,022 million, or 6.3%, reflecting FCC-mandated reductions in per-minute access rates which went into effect in July 1997 and January and July 1998 and lower international settlement rates resulting from increased competition. Additionally, we continue to manage these costs through more efficient network usage. These reductions were largely offset by increased per-line charges (Primary Interexchange Carrier Charges or PICC) and changes in the Universal Service Fund contribution resulting from FCC access reform, as well as volume increases. As many of these costs are a pass-through to the customer, per-minute access-rate reductions and increases in per-line charges and the Universal Service Fund will generally result in an offsetting impact on revenues.

Access and other interconnection expenses remained essentially flat in 1997 compared with 1996, due to lower per-minute access costs which are primarily the result of declines in international settlement rates and access-charge reform mandated by the FCC effective for the second half of 1997. Interstate and intrastate tariff reductions, changes in traffic mix and network planning also contributed to the lower per-minute access costs. These decreases were partially offset by volume growth and a beneficial second quarter 1996 accounting adjustment of previously estimated accruals to reflect actual billing.

Access and other interconnection expenses were 33.8% of long distance revenues in 1998, 35.9% in 1997 and 35.8% in 1996. We expect this percentage to continue to decline over time as we realize synergies from our merger with TCG.

                                                              AT&T Corp.



For the Years Ended December 31,          1998     1997     1996
Dollars in Millions
Network and other
  communications services              $10,250   $9,739   $8,262

Network and other communications services expenses include the costs of operating and maintaining our network, the provision for uncollectible receivables, the costs of wireless handsets sold, compensation to pay-phone operators, operator services and nonincome-related taxes. These costs increased $511 million, or 5.2%, in 1998 compared with 1997. This increase was largely attributable to increases in wireless services due to intercarrier roaming charges and cost of handsets sold as a result of the success of AT&T Digital One Rate service. The increase in cost of handsets reflects not only the higher number of handsets sold, but the increased cost of the unit as customers migrate or sign up for digital service. Growth in our AT&T Solutions and local businesses, as well as increased data traffic on the AT&T network also contributed to the increase. Partially offsetting these increases was a lower provision for uncollectible receivables as a result of improved collections in business services, lower network cost of services as a result of the sale of ASCC in the first quarter of 1998, and the impact of the 1997 two-way messaging charge, half of which was recorded in network and other communications services expense.


Number of Calls on the Network
Billions
90
                             82.6
                             x
                    76.3
                    x

           68.0
           X


60









30
           1996     1997     1998

                                                              AT&T Corp.



Network and other communications services expenses increased $1,477 million, or 17.9%, in 1997 compared with 1996. In 1997, we invested heavily in growth businesses such as AT&T Solutions, AT&T WorldNet Services, local services and new wireless services. Approximately half of the increase in 1997 was due to costs associated with these growth businesses. The remaining increase was primarily driven by FCC-mandated compensation to pay-phone operators and the increased number and cost of wireless handsets sold.

For the Years Ended December 31,         1998       1997      1996
Dollars in Millions
Depreciation and amortization          $4,629     $3,982    $2,819

Depreciation and amortization expenses increased $647 million, or 16.2%, in 1998. This increase was driven by continued high levels of capital expenditures in 1998 and 1997. Gross capital expenditures for the year were $8.0 billion and $7.7 billion in 1998 and 1997, respectively. More than half of the capital expenditures in 1998 were related to the long distance network, including the completion of the initial SONET (Synchronous Optical Network) build-out. These expenditures expanded network capacity, reliability and efficiency. In addition, we invested in our local network to expand our switching and transport capacity and invested to expand our wireless footprint. We expect depreciation and amortization expenses to continue to increase in 1999 as we focus our spending on growth areas such as data and IP networking, wireless and business local.

Depreciation and amortization expenses increased $1,163 million, or 41.3%, in 1997. The increase was driven by continued high levels of capital expenditures, including the impact of purchasing assets at retail from Lucent Technologies Inc. (Lucent), subsequent to its spin-off. The 1997 expenditures were primarily for our long distance and wireless networks, including the deployment of SONET. We also invested substantial capital in building our capability for local service and AT&T WorldNet Service.

                                                              AT&T Corp.


For the Years Ended December 31,           1998       1997      1996
Dollars in Millions
Selling, general and administrative     $13,015    $14,670   $14,535

Selling, general and administrative (SG&A) expenses decreased $1,655 million, or 11.3%, in 1998 compared with 1997. The decrease was due primarily to savings from cost-control initiatives such as headcount reductions. In 1998, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Among other provisions, the SOP requires capitalization of certain internal-use software costs once certain criteria are met. The impact of adopting this SOP was a reduction of SG&A expenses of $221 million in 1998. Also contributing to the decrease in SG&A expenses was a decline in marketing and sales costs relating to lower customer-acquisition costs in consumer services. These declines were partially offset by increases in wireless customer acquisition and migration costs and increased costs associated with the year 2000 initiative. SG&A expenses as a percent of revenues were 24.5%, including the benefit of adopting SOP 98-1, in 1998, 28.4% in 1997 and 28.7% in 1996.

SG&A as a percent of revenues


30%        28.7%         28.4%
           x             x

                                       24.5%
                                       x



20%







10%
           1996          1997          1998


The reduced level of expenses reflects AT&T's efforts to achieve a best-in-class cost structure. Excluding the impact of TCG and the benefit associated with SOP 98-1, SG&A expenses declined $1,602 million in 1998, reflecting AT&T's successful achievement of its target to remove $1.6 billion of SG&A expenses (excluding TCG) from the business in 1998. Our efforts to achieve a best-in-class cost structure will continue as we have targeted a ratio of SG&A expenses to revenues of 23% overall and 21% excluding the local and wireless businesses for 1999.

                                                              AT&T Corp.


SG&A expenses increased $135 million, or 0.9%, in 1997. We increased spending on growth businesses such as local and new wireless services as well as spending on transitory projects such as preparation of our systems for the year 2000. In addition, SG&A expenses increased due to higher retention and acquisition costs in core wireless markets. These increases were partially offset by lower advertising expenses across AT&T, lower acquisition costs in consumer markets - primarily a reduction in the use of checks to acquire customers, and lower marketing and sales expenses in business markets.

Also included in SG&A expenses were $662 million, $851 million and $822 million of research and development expenses in 1998, 1997 and 1996, respectively. Research and development expenditures are mainly for work on advanced communications services and projects aimed at IP services. The decline in research and development expenses in 1998 is mainly due to the redeployment of resources in support of the year 2000 project. These expenses are still a component of SG&A, but, are not classified as research and development expenses.

Restructuring and other charges
During 1998, we recorded restructuring and other charges of $2,514 million, which had an approximate $0.88 impact on earnings per diluted share. The bulk of the charge was associated with a plan, announced on January 26, 1998, to reduce headcount by 15,000 to 18,000 over two years as part of our overall cost-reduction program. In connection with this plan, a voluntary retirement incentive program (VRIP) was offered to eligible management employees. Approximately 15,300 management employees accepted the VRIP offer and as of December 31, 1998, 14,700 have terminated employment. In 1999, the remaining 600 VRIP participants will terminate employment. A restructuring charge of $2,724 million recorded in the second quarter of 1998 was composed of $2,254 million and $169 million for pension and postretirement special-termination benefits, respectively, $263 million of curtailment losses and $38 million of other administrative costs. We also recorded charges of $125 million for related facility costs and $150 million for executive-separation costs. These charges were partially offset by $940 million of gains recorded in the second half of 1998 as we settled pension benefit obligations of 13,700 of the total VRIP employees. In addition, the VRIP charges were partially offset by the reversal of $256 million of 1995 business restructuring reserves primarily resulting from the overlap of VRIP on certain 1995 projects.

                                                              AT&T Corp.


During 1998, AT&T recorded asset impairment charges totaling $718 million, of which $633 million was associated with the local initiative. Included in this $633 million were charges of $601 million and $32 million recorded in the first and fourth quarters of 1998, respectively, related to our decision not to pursue Total Service Resale (TSR) as a local-service strategy. The Regional Bell Operating Companies have made it extremely difficult to enter the local market under a TSR strategy. After spending several billions of dollars in an attempt to enter this market, it became clear to AT&T that the TSR solution is not economically viable. The $633 million charge includes a $543 million write-down of software, $74 million write-down of related assets associated with the ordering, provisioning and billing for resold local services and $16 million for certain contractual obligations and termination penalties under several vendor contracts that were canceled during the first quarter as a result of this decision. AT&T received no operational benefit from these contracts once this decision was made. Also reflected in the $718 million charge was a fourth-quarter asset impairment charge of $85 million related to the write-down of unrecoverable assets in certain international operations in which the carrying value is no longer supported by future cash flows. This charge was made in connection with an ongoing review associated with the upcoming formation of a global joint venture with BT, which will require AT&T to exit certain operations that compete directly with BT.

Additionally, an $85 million charge for merger-related expenses was recorded in the third quarter of 1998 in connection with the TCG pooling.

Partially offsetting these charges in the fourth quarter of 1998 was a $92 million reversal of the 1995 restructuring reserve. This reversal reflects reserves that were no longer deemed necessary. The reversal primarily included separation costs attributed to projects completed at a cost lower than originally anticipated. Consistent with the three-year plan, the 1995 restructuring initiatives are substantially complete.

                                                              AT&T Corp.



For the Years Ended December 31,         1998        1997        1996
Dollars in Millions
Other income - net                     $1,247        $443        $405

Other income - net increased $804 million, or 180.9%, in 1998 due primarily to significantly higher gains on sales of nonstrategic businesses as well as increased interest income on our higher cash balance. In 1998, we recorded gains from the sales of ASCC of $350 million, LIN Television Corp. (LIN-TV) of $317 million and SmarTone Telecommunications Holdings Limited (SmarTone) of $103 million. The increase associated with these 1998 gains was partially offset by lower earnings from equity investments and a gain in 1997 on the sale of AT&T Skynet Satellite Services (Skynet) of $97 million.

Other income - net increased $38 million, or 9.4%, in 1997. The increase was primarily associated with the gain on the sale of Skynet in 1997, partially offset by a decrease in gains on sales and exchanges of cellular investments.

For the Years Ended December 31,         1998        1997        1996
Dollars in Millions
EBIT                                   $8,734      $7,279      $9,114

EBIT increased $1,455 million, or 20.0%, in 1998. Excluding the impact of the 1998 and 1997 net charges and gains, EBIT for 1998 was $10,279 million, an increase of $3,037 million, or 41.9%, compared with 1997. This increase in EBIT was driven by higher revenues, the benefit of our SG&A cost-cutting initiatives and lower international settlement rates.

                                                              AT&T Corp.


1998 EBIT
Dollars in Millions
$10,000




$8,000

                             6,613   6,662
                             x       +

$6,000                5,525
              5,397   +
             x


$4,000




$2,000


                                           3             118   Other and
                                           x             +     Corporate
0            Business       Consumer       Wireless
             Services       Services       Services
                                                               x
                                                               (1,701)

$(2,000)


                                                                         +
                                                                         (3,538)

Operational*   x
As reported    +
*Excludes certain nonoperational items.

                                                              AT&T Corp.



EBIT for 1997 decreased $1,835 million, or 20.1%, due to our 1997 investment in growth businesses and higher levels of depreciation and amortization associated with an increased level of capital spending including the impact of purchasing assets at retail from Lucent, subsequent to its spin-off.

For the Years Ended December 31,         1998       1997        1996
Dollars in Millions
Interest expense                         $427       $307        $417

After the sale of Universal Card Services (UCS) on April 2, 1998, interest expense associated with debt previously attributed to UCS was reclassified from discontinued operations to continuing operations since we did not retire all of this debt. This reclassification is the primary reason for the $120 million, or 38.9%, increase in interest expense in 1998. In August 1998, we retired $1,046 million of TCG's debt early, which will produce significant savings in future interest expense. However, we anticipate interest expense to increase in 1999 as we fund announced acquisitions and ventures.

Interest expense decreased $110 million, or 26.4%, in 1997 due to lower levels of average debt and a higher proportion of capitalized interest partially offset by higher average interest rates on debt. Average debt was higher in 1996 due to the additional debt associated with Lucent, prior to the assumption by Lucent of such debt in April 1996. We capitalized a greater proportion of our interest expense in 1997 primarily due to higher qualifying assets for our local initiative.

For the Years Ended December 31,         1998         1997        1996
Dollars in Millions
Provision for income taxes             $3,072       $2,723      $3,239

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before income taxes. The effective income tax rate was 37.0% in 1998, 39.0% in 1997 and 37.2% in 1996. The lower effective tax rate in 1998 is due to the tax benefits of certain investment dispositions and foreign legal entity restructurings. The higher effective tax rate in 1997, compared with 1996, is due to 1996 tax benefits associated with various legal entity restructurings.

For the Years Ended December 31,         1998         1997        1996
Dollars in Millions
Income from continuing operations      $5,235       $4,249      $5,458

Income from continuing operations increased $986 million, or 23.2%, in 1998 due primarily to the benefit of our SG&A cost-cutting initiatives, higher revenues, lower international settlement rates and gains on sales of nonstrategic businesses, partially offset by the impact of restructuring and other charges. Income from continuing operations on a diluted per share basis was $2.91, $2.38 and $3.09 for the years ended December 31, 1998, 1997 and 1996, respectively. Excluding the after-tax impacts of the 1998 and 1997 net charges and gains, 1998 income from continuing operations increased $1,979 million, or 46.8%, compared with 1997. This translates into an earnings per diluted share of $3.45, an increase of $1.08, or 45.6%, over 1997. We expect 1999 earnings per diluted share to be in the range of $4.20 to $4.30, excluding the impact of the merger with TCI and a planned stock split and share repurchase.

Income from continuing operations decreased $1,209 million, or 22.2%, in 1997. Increased dilution from investment in growth businesses, and lower earnings from our other, more mature businesses, due primarily to higher levels of depreciation and amortization, contributed almost equally to the decline.

                                                              AT&T Corp.


For the Years Ended December 31,         1998         1997        1996
Dollars in Millions
Discontinued Operations:
 Income from discontinued operations   $   10        $ 100       $ 173
 Gain on sale of discontinued
   operations                           1,290           66         162

Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB
30) the consolidated financial statements of AT&T reflect the dispositions of UCS which was sold on April 2, 1998, the sale of AT&T's submarine systems business (SSI) on July 1, 1997, and the sale of AT&T Capital Corp. on October 1, 1996, as discontinued operations. In addition, discontinued operations included the results of Lucent and NCR Corp., spun-off on September 30, 1996 and December 31, 1996, respectively. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of these businesses have been excluded from the respective captions in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows, and have been reported through their respective dates of disposition as "Income from discontinued operations, net of applicable income taxes;" as "Net assets of discontinued operations;" and as "Net cash provided by (used in) discontinued operations." As of December 31, 1998, all businesses previously reported as discontinued operations have been disposed of. Gains associated with these sales are recorded as "Gains on sale of discontinued operations."

In August 1998, AT&T extinguished $1,046 million of TCG's debt. The $217 million pretax loss on the early extinguishment of debt was recorded as an extraordinary loss. The after-tax impact was $137 million, or $0.08 per diluted share. This debt reduction will produce significant savings in future interest expense.

For the Years Ended December 31,         1998         1997        1996
Dollars in Millions
Net income                             $6,398       $4,415      $5,793

Net income increased $1,983 million, or 44.9%, in 1998 due primarily to the gain on the sale of UCS and increased income from continuing operations. Earnings per diluted share were $3.55, $2.47 and $3.28 for the years ended December 31, 1998, 1997 and 1996, respectively.

Net income decreased $1,378 million, or 23.8%, in 1997 due to lower income from continuing operations as discussed above.

                                                              AT&T Corp.


SEGMENT RESULTS
AT&T's results are segmented as follows: business services, consumer services and wireless services. A fourth category, identified as other and corporate, includes the results of AT&T Solutions, TCG, international operations and ventures, AT&T WorldNet Service, and corporate overhead. The results of these groups plus the impact of the elimination of internal business sum to AT&T's consolidated results. The following is a discussion of revenues, EBIT, EBITDA, capital additions and total assets for each of the segments, the other and corporate group, as well as supplemental information on local services, new wireless services, AT&T Solutions, AT&T WorldNet and other online services, and international operations and ventures.

1998 EBITDA
Dollars in Millions
$10,000



                                  7,720
$8,000               7,583          +          7,318         7,379
                       x                         x             +



$6,000




$4,000




$2,000
                                       1,105      1,220
                                       x          +
                                                          Other and
                                                          Corporate
0          Business      Consumer      Wireless
           Services      Services      Services

                                                          x
                                                          (1,035)
$(2,000)


                                                                       +
                                                                       (2,871)

Operational*   x
As reported    +
*Excludes certain nonoperational items.

                                                              AT&T Corp.


Reflecting the dynamics of our business, we are reviewing our management model and structure which will result in adjustments to our segment discussion during 1999. While this is an evolving process, we anticipate changes as follows: The business services segment will be expanded to include the results of TCG and the business portion of AT&T WorldNet, and the consumer services segment will be expanded to include the residential portion of AT&T WorldNet.

AT&T calculates EBIT as operating income plus other income and is a measure used by our chief operating decision-makers to measure AT&T's consolidated operating results and to measure segment profitability. Interest and taxes are not allocated to our segments because debt is managed and serviced and taxes are managed and calculated on a centralized basis. Trends in interest and taxes are discussed separately on a consolidated basis. Management believes EBIT is a meaningful measure to disclose to investors because it provides investors with an analysis of operating results using the same measures used by the chief operating decision-makers of AT&T, provides a return on total capitalization measure, and it allows investors a means to evaluate the financial results of each segment in relation to consolidated AT&T. Our calculation of EBIT may or may not be consistent with the calculation of EBIT by other public companies and EBIT should not be viewed by investors as an alternative to GAAP measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity.

EBITDA is also used by management as a measure of segment performance and is defined as EBIT plus depreciation and amortization. We believe it is meaningful to investors as a measure of each segment's liquidity and allows investors to evaluate a segment's liquidity using the same measure that is used by the chief operating decision-makers of AT&T. Consolidated EBITDA is also provided for comparison purposes. Our calculation of EBITDA may or may not be consistent with the calculation of EBITDA by other public companies and should not be viewed by investors as an alternative to GAAP measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity. In addition, EBITDA does not take into effect changes in certain assets and liabilities which can affect cash flow.

Total assets for each segment include all assets, except interentity receivables. Deferred taxes, prepaid pension assets, and corporate-owned or leased real estate are generally held at the corporate level and therefore are included in the other and corporate group. Shared network assets are allocated to the segments and reallocated each January, based on the prior three years' volumes of minutes used.

                                                              AT&T Corp.


PIE CHART: 1998 CAPITAL SPENDING BY CATEGORY


BUSINESS SERVICES
For the Years Ended December 31,        1998          1997       1996
Dollars in Millions
Revenues.............................$22,940       $22,030    $21,491

EBIT.................................  5,525         4,592      5,215
EBITDA...............................  7,720         6,349      6,313

Capital additions....................  4,978         4,085      2,538

At December 31,                         1998          1997
Total assets*........................$18,077       $15,030

* Includes allocated shared network assets of $12,442 and $10,246 at December 31, 1998 and 1997, respectively.

REVENUES
Business services revenues rose $910 million, or 4.1%, in 1998, led by mid-teens growth in data services revenues. Adjusting for the 1997 sales of Skynet and AT&T Tridom, revenues grew 4.4%. Data services, which is the transport of data rather than voice along our network, was led by strong growth in frame relay and high-speed private line, both of which are high-speed-data-transmission services. Long distance voice-related revenues were essentially flat for the year despite high single-digit growth in volumes. This reflects a declining average price per minute which was driven by competitive forces as well as changes in product mix. Revenues also were impacted by reductions in access costs which were passed to customers in the form of lower rates. We anticipate total business services revenues to grow between 7% and 9% in 1999 as a result of continued growth in data as well as local and wholesale services.

Business services revenues grew $539 million, or 2.5%, in 1997. Adjusting for the sales of Skynet and AT&T Tridom, revenues grew 3.3% in 1997. Strong growth in revenues from data services - frame relay and other emerging services as well as private line - drove the increase in business revenues. Long distance voice-services revenues declined slightly, while volumes grew in the mid-teens. Revenues from long distance voice were impacted by pricing pressure brought on by a number of factors. Many voice-service contracts were renegotiated during 1997 due to uncertainty surrounding the possibility of detariffing and competitive pressure. Also, reductions in access costs were passed to customers in the form of lower rates, further impacting revenue growth.

                                                              AT&T Corp.



EBIT/EBITDA
EBIT increased $933 million, or 20.3%, and EBITDA increased $1,371 million, or 21.6%, in 1998. Excluding the 1998 benefit from the adoption of SOP 98-1 and the 1997 gain on the sale of Skynet, EBIT increased 20.1% to $5,397 million and EBITDA increased 21.3% to $7,583 million. The increases were driven by growth in revenues and the benefits reaped from AT&T's companywide cost-cutting initiatives. In particular, streamlining of customer-care and sales-support functions, including significant headcount reductions, contributed to the increases. The impact of these items on EBIT were partially offset by increased depreciation and amortization expense correlated to the continued high levels of capital additions.

EBIT decreased $623 million, or 12.0%, in 1997 reflecting increased depreciation and amortization expense from capital spending in the second half of 1996 and throughout 1997 and FCC-mandated pay-phone compensation costs which began in 1997. These increases were partially offset by decreased SG&A expenses and the gain on the sale of Skynet. Excluding the Skynet gain, EBIT decreased 13.8%. EBITDA increased $36 million, or 0.6%, in 1997, reflecting decreases in SG&A and the gain on the sale of Skynet, partially offset by FCC-mandated pay-phone compensation costs. Excluding the impact of the Skynet gain, EBITDA decreased 1.0%.

OTHER ITEMS
Capital additions increased $893 million, or 21.8%, in 1998 and increased $1,547 million, or 61.0%, in 1997 due to an increase in the allocation of shared network assets. Capital spending reflects business services' portion of AT&T's investment to enhance our network (including the data network), and spending on AT&T's Digital Link product for local service.

Total assets increased $3,047 million, or 20.3%, at December 31, 1998, compared with December 31, 1997. The increase was primarily due to net increases in property, plant and equipment (additions less depreciation), and an increase in the allocation of shared network assets due to higher business volumes as a percentage of total volumes.

                                                              AT&T Corp.



CONSUMER SERVICES
For the Years Ended December 31,        1998          1997         1996
Dollars in Millions
Revenues.............................$22,632       $23,527      $24,184

EBIT.................................  6,662         5,094        5,345
EBITDA...............................  7,379         5,883        5,982

Capital additions....................    457           921        1,867

At December 31,                         1998          1997
Total assets*........................$ 6,252       $ 7,923

* Includes allocated shared network assets of $2,921 and $4,168 at December 31, 1998 and 1997, respectively.


REVENUES
Revenues fell $895 million, or 3.8%, in 1998 on a low single-digit decline in volume. The decline in revenues reflected the impact of AT&T's strategy to focus on high-value customers and actively migrate them to optional calling plans that provide more favorable pricing for the customer. In addition to the impact of this migration strategy, revenues continued to be pressured by competition in domestic and international long distance markets, including the impact of dial-around competitors, as well as the flow-through of access-charge reductions to customers. We expect revenues to continue to decline in 1999 in the range of 2%-4%.

Revenues in 1997 declined $657 million, or 2.7%, due to a number of strategic choices intended to improve profitability. For instance, we accelerated the use of free minutes as a customer incentive in 1997, increasingly using them in place of checks. Since free minutes are classified as a deduction from revenues, while checks are a component of SG&A expense, our move toward free minutes served to reduce revenue growth. Also impacting revenues were the effects of flowing savings from access reform through to customers, resulting in lower prices and the migration of customers to more-favorable calling plans. Partially offsetting the declines was growth in intra-LATA, or local-toll services.

                                                              AT&T Corp.



EBIT/EBITDA
For the year ended December 31, 1998, EBIT increased $1,568 million, or 30.8%, and EBITDA increased $1,496 million, or 25.4%. These increases were driven primarily by reduced SG&A expenses. SG&A expense declines are primarily due to AT&T's continued focus on high-value customers which has led to lower spending on customer acquisition and retention. Simplification and consolidation of marketing messages has also generated substantial efficiencies, and consumer services has increased its use of alternate, more efficient distribution channels. For example, One Rate Online offers activation, customer care and billing over the Internet with payment via credit card. EBIT and EBITDA were also positively impacted by lower international settlement rates. Excluding the 1998 benefit from the adoption of SOP 98-1, EBIT increased 29.8% to $6,613 million and EBITDA increased 24.4% to $7,318 million compared with 1997.

EBIT and EBITDA decreased $251 million, or 4.7%, and $99 million, or 1.7%, respectively in 1997. These declines were due to lower revenues primarily associated with the use of free minutes as a retention tool and higher network and other communications services expenses due primarily to a higher provision for uncollectibles and FCC-mandated pay-phone compensation expense which began in 1997. Partially offsetting the reductions to EBIT and EBITDA were lower international settlement rates and reductions in SG&A expenses, due primarily to lower acquisition costs.

OTHER ITEMS
Capital additions declined $464 million, or 50.3%, and total assets decreased $1,671 million, or 21.1%, at December 31, 1998, due primarily to a decrease in the allocation of shared network assets due to lower consumer volumes to total volumes. Capital additions in 1997 declined $946 million, or 50.7%, also due to a decrease in the allocation of shared network assets.

                                                              AT&T Corp.



WIRELESS SERVICES
TOTAL WIRELESS SERVICES
For the Years Ended December 31,        1998          1997         1996
Dollars in Millions
Revenues.............................$ 5,406       $ 4,668       $4,246

EBIT.................................    118           265          627
EBITDA...............................  1,220         1,227        1,348

Capital additions....................  2,372         2,158        2,404

At December 31,                         1998          1997
Total assets.........................$19,341       $18,850
CORE WIRELESS SERVICES
For the Years Ended December 31,        1998          1997         1996
Dollars in Millions
Revenues.............................$ 5,007       $ 4,642       $4,238

EBIT.................................    653           824          797
EBITDA...............................  1,563         1,653        1,496

Capital additions....................  1,850           820        1,316

At December 31,                         1998          1997
Total assets.........................$14,843       $14,433

NEW WIRELESS SERVICES
For the Years Ended December 31,        1998          1997         1996
Dollars in Millions
Revenues............................. $  399       $    26       $    8

EBIT.................................   (535)         (559)        (170)
EBITDA...............................   (343)         (426)        (148)

Capital additions....................    522         1,338        1,088

At December 31,                         1998          1997
Total assets......................... $4,498        $4,417

                                                              AT&T Corp.



Wireless services is presented in total and as "core" and "new" wireless services. New wireless services includes the impact of the new 1900 MHz markets, wireless data, two-way messaging and fixed wireless development. All other wireless results, primarily services from the 850 MHz markets, are reflected as core services.

REVENUES
Wireless services revenues grew $738 million, or 15.8%, in 1998. Adjusting for the October 1998 sale of our messaging business, 1998 revenues increased 17.2% compared with 1997. The increase was driven by the overwhelming response to AT&T's Digital One Rate service and a full-year impact in 1998 of the launch of eight new 1900 MHz markets in the second half of 1997. AT&T Digital One Rate service, which was rolled out in May 1998, was the first national, one-rate wireless-service plan that eliminates separate roaming and long distance charges.

AT&T Digital One Rate service is one key element of our ongoing efforts to acquire and retain high-value customers. Since the program's launch, more than 850,000 subscribers have signed on to this service. AT&T has continued to add customers at a rate of approximately 100,000 per month and about three quarters of these customers are new to AT&T. In AT&T's 850 MHz markets, average revenue per user (ARPU) was $56.60, a decline of 5.2% compared with 1997. However, in the fourth quarter ARPU increased 1.3% over the prior year's quarter compared with quarter-over-quarter declines of 10.8%, 7.6% and 3.9% in the first, second and third quarters of 1998, respectively. AT&T Digital One Rate service was partially responsible for the slowdown in the decline of ARPU. Minutes of use per average subscriber increased within our 850 MHz markets to a 57.6% growth rate over the fourth quarter of 1997, well above the 4.5%, 16.1% and 36.2% growth rates achieved in the first, second and third quarters of 1998, respectively. For the full year, minutes of use per average subscriber increased 29.5% compared with 1997.

AT&T Digital One Rate service is also a key element of our wireless strategy to migrate customers to digital service, which generates greater network efficiencies and improves customer retention. As of December 31, 1998, we had
7.198 million consolidated subscribers, an increase of 20.7% from December 31, 1997. Digital subscribers represent 60.5% of the consolidated subscribers, up from 52.7% one quarter ago and up from 29.3% at December 31, 1997. Including partnership markets (markets where AT&T has or shares a controlling interest),
5.1 million of the total 9.7 million customers were digital subscribers on December 31, 1998. We expect the success of AT&T Digital One Rate service to contribute to continued revenue growth and we estimate wireless services revenues will grow in the high teens for 1999.

Wireless services revenues increased $422 million, or 9.9%, in 1997. This includes revenues from AT&T's new 1900 MHz markets although the impact on the annual growth rate was minimal. Adjusted for the impact of wireless properties disposed of in December 1996, the 1997 revenue growth rate would have been 12.5%. The revenue growth was driven by consolidated subscriber growth of 18.5% in 1997.

                                                              AT&T Corp.


EBIT/EBITDA
EBIT decreased $147 million, or 55.3%, and EBITDA decreased $7 million, or 0.5%, in 1998. Excluding the impacts of the 1998 gain on the sale of SmarTone, the adoption of SOP 98-1 and the 1997 charge to exit the two-way messaging business, EBIT decreased 99.2% to $3 million and EBITDA decreased 15.4% to $1,105 million, compared with 1997.

Core EBIT decreased $171 million, or 20.8%, and core EBITDA decreased $90 million, or 5.4%, in 1998. Excluding the impact of the 1998 gain on the sale of SmarTone and the adoption of SOP 98-1, core EBIT declined $286 million, or 34.7%, and core EBITDA declined $205 million, or 12.4%. This decrease in core EBIT and EBITDA for 1998, compared with 1997, reflects higher intercarrier roaming charges due to increased volume, and lower equity earnings. The decline in EBIT and EBITDA was also due to higher subscriber-acquisition and digital-migration costs which is linked to the growth in the subscriber base as the cost per gross subscriber addition declined 2.8% in 1998. In addition, declines in EBIT were due in part to increased depreciation and amortization expense associated with capital additions. This was partially offset by growth in revenues.

Core EBIT increased $27 million, or 3.5%, and core EBITDA increased $157 million, or 10.5%, in 1997 compared with 1996. These increases are due to the net impact of a growing subscriber base--higher revenues partially offset by increased SG&A. In addition, EBIT was impacted by increased depreciation and amortization expenses associated with the higher asset base.

The EBIT deficit for new wireless services decreased $24 million, an improvement of 4.3% over 1997 and the EBITDA deficit declined $83 million, an improvement of 19.5%. Excluding the impact of the 1997 charge to exit the two-way messaging business, EBIT for new wireless services decreased 34.0% and EBITDA increased 0.9% in 1998 compared with 1997. The decline in new wireless services EBIT for 1998 was due to increased acquisition costs relating to the roll out of nine new markets in 1997, higher intercarrier roaming charges due to increased volume, and increased depreciation and amortization expense due to the significant level of capital spending in 1997. These increased costs were partially offset by the revenues generated in the new markets and increased other income due to gains on sales of 1900 MHz properties.

EBIT and EBITDA deficits for new wireless services increased 229.1% and 188.7%, respectively, in 1997 compared with 1996. Excluding the impact of the 1997 two-way messaging charge, the 1997 EBIT deficit grew to $399 million, an increase of 135.0%, and the 1997 EBITDA deficit increased to $346 million, an increase of 134.5%, compared with 1996. The increase to these losses was due to continued investment in the 1900 MHz markets and reflects the cost to roll out nine new markets in 1997.

OTHER ITEMS
Capital additions increased $214 million in 1998. Capital additions in 1998 were directed primarily at expanding coverage in the core, traditional markets since the build-out of the 1900 MHz markets was substantially completed in 1997.

Total assets increased $491 million from December 31, 1997. This increase was due primarily to the impact of increased investments in nonconsolidated subsidiaries and increased accounts receivables due to growth in revenues. These increases were partially offset by declines in licenses as certain licenses were contributed as part of our investment in nonconsolidated subsidiaries.

                                                              AT&T Corp.


OTHER AND CORPORATE
For the Years Ended December 31,         1998          1997        1996
Dollars in Millions
Revenues............................. $ 3,549       $ 2,704     $ 1,892

EBIT.................................  (3,538)       (2,665)     (2,201)
EBITDA...............................  (2,871)       (2,125)     (1,776)

Capital additions....................   1,771         1,519         710

At December 31,                          1998          1997
Total assets......................... $15,880       $18,191

REVENUES
Revenues increased $845 million, or 31.2%, in 1998. This revenue growth was primarily due to increases in TCG, including the impacts of ACC (which was a 1998 acquisition by TCG), AT&T Solutions, international operations and ventures and AT&T WorldNet Service partially offset by a decrease in revenues due to the sale of ASCC.

Revenues for other and corporate increased $812 million, or 43.0%, in 1997, primarily due to increases in AT&T Solutions outsourcing revenues, as well as revenues from TCG, AT&T WorldNet Service and international operations and ventures.

EBIT/EBITDA
The EBIT deficit increased $873 million, or 32.8%, in 1998 and the EBITDA deficit increased $746 million, or 35.2%, over 1997. Excluding the impact of the 1998 net charges on the other and corporate units, the gains from the sales of LIN-TV and ASCC and the 1997 restructuring reserve reversal, 1998 EBIT improved $1,064 million, or 38.4%, to a loss of $1,701 million and 1998 EBITDA improved $1,190 million, or 53.4%, to a loss of $1,035 million compared with 1997. These operational improvements were due primarily to higher interest income associated with a higher cash balance and lower corporate overhead due to headcount reductions and lower employee benefit costs. In addition, EBIT and EBITDA from international operations and ventures, excluding a 1998 charge, and AT&T Solutions improved as discussed below. The increased EBIT and EBITDA deficits in 1997 compared with 1996 were due primarily to increased dilution from our growth businesses.

OTHER ITEMS
Capital additions increased $252 million, or 16.8%, in 1998 driven by TCG and AT&T Solutions. These increases were partially offset by a decrease in international operations and ventures due primarily to a decrease in investments in nonconsolidated subsidiaries. In 1997, capital additions increased $809 million, or 113.5%, due primarily to increased spending in international operations and ventures and TCG.

Total assets decreased $2,311 million at December 31, 1998, due primarily to the use of proceeds from the settlement of the UCS receivable to pay down debt, partially offset by the acquisition of ACC.

                                                              AT&T Corp.


Supplemental Revenue Disclosures

Dollars in Millions                    Dollars in Millions
$1,200                                 $1,200
                                                                 1,054
                                                                 x
                              974
                              x

$900                                   $900
                                                         785
                                                         x



$600                562                $600
                    x                          473
                                               x



$300      271                          $300
          x




0                                      0
         1996      1997      1998             1996      1997      1998
Local Services                         AT&T Solutions

Dollars in Millions                    Dollars in Millions
$1,200                                 $1,200




                                                                   876
$900                                   $900                        x

                                                         712
                                                         x

                                               585
$600                                   $600    x


                              370
                              x

$300                219                $300
                    x

           80
           x

0                                      0
         1996      1997      1998             1996      1997      1998
AT&T WorldNet and                      International Operations and
Other Online Services                  Ventures

                                                              AT&T Corp.



SUPPLEMENTAL DISCLOSURES
LOCAL SERVICES
Local services for business and residential customers are included as part of AT&T's business services, consumer services, and other and corporate results. Local services includes TCG's local business (but excludes its 1998 acquisition of ACC) and the costs associated with the corporate staff dedicated to AT&T's local services effort. TCG and ACC are both included in the other and corporate group.

For the Years Ended December 31,        1998       1997      1996
Dollars in Millions
Revenues.............................$   974     $  562     $ 271

EBIT................................. (1,428)      (991)     (466)
EBITDA............................... (1,117)      (764)     (378)

Capital additions....................  1,362      1,314       892

At December 31,                         1998       1997
Total assets.........................$ 3,661     $4,068

REVENUES
Local services revenues increased $412 million, or 73.2%, compared with 1997, due primarily to TCG's growth in private line, switch usage and facilities, interconnection, and data/Internet services. In 1997, local services revenues increased $291 million, or 107.2%, also driven by growth in TCG.

AT&T's local services operation added more than 246,000 access lines in 1998 for a total of 542,544 access lines in service as of December 31, 1998. Voice-grade equivalents in service were 11.6 million, an increase of 4.3 million from year-end 1997. AT&T now serves 19,246 buildings with 5,536 on net (buildings where we own the switch), in 83 metropolitan statistical areas (MSAs). Since year-end 1997, AT&T's local operations have added 28 digital voice switches, 18 MSAs and service to 5,732 buildings, almost 900 of which are on net.

EBIT/EBITDA
For 1998, EBIT and EBITDA deficits increased $437 million and $353 million, respectively. The greater deficits were due primarily to the $633 million asset impairment charge and the $85 million TCG merger-related costs recorded in 1998. Excluding these items, 1998 EBIT improved $281 million, or 28.3%, to a loss of $710 million and EBITDA improved $365 million, or 47.7%, to a loss of $399 million. These EBIT and EBITDA improvements were primarily due to an increase in revenues, combined with an improved cost structure. For 1997, EBIT and EBITDA declined $525 million and $386 million, respectively, compared with 1996, due primarily to increased SG&A expenses.

OTHER ITEMS
During 1998, capital spending for local services was primarily related to expansion, development and construction of the business-local network. During 1997, spending was focused on business-local and spending in consumer for the deployment of TSR. However, we decided not to pursue TSR as a local service strategy in early 1998.

Total assets decreased $407 million compared with December 31, 1997, due primarily to the 1998 write-off of consumer-local software assets associated with TSR and a decrease in marketable securities, partially offset by a net increase in property, plant and equipment due to the expansion of the business-local network.

                                                              AT&T Corp.


AT&T SOLUTIONS
AT&T Solutions is our outsourcing, network-management and professional-services business. The results of AT&T Solutions are included in the other and corporate group.

For the Years Ended December 31,       1998      1997      1996
Dollars in Millions
Revenues.............................$1,054     $ 785     $ 473

EBIT.................................    27      (154)     (202)
EBITDA...............................   173        (6)      (63)

Capital additions....................   271       118       192

At December 31,                        1998      1997
Total assets.........................$  719     $ 576

REVENUES
For 1998, AT&T Solutions' revenues grew by 34.2%, to $1,054 million. The strong growth can be attributed to new contracts signed during 1998 and the expansion of services provided to our existing client base. During the year we announced the signing of a six-year contract with Bank One, valued at $1.4 billion over the contract term. AT&T Solutions currently has the potential for more than $9 billion in revenues under signed contracts. Revenue growth for 1999, excluding the impact of the IBM outsourcing agreement, is expected to be approximately 30%.

                                                              AT&T Corp.


Also during 1998, AT&T and IBM announced a series of strategic agreements. AT&T will acquire IBM's Global Network business for $5 billion and IBM will outsource a significant portion of its global networking needs to AT&T. This five-year outsourcing contract has a value of $5 billion. The network acquisition and outsourcing agreement together have the potential to bring in an additional $2.5 billion in revenues to AT&T Solutions in its first full year of operation. At the same time, AT&T will outsource its internal data-processing and applications-processing centers to IBM.

AT&T Solutions also manages AT&T's information-technology infrastructure. These internal services are accounted for as a reduction to AT&T Solutions' expenses. Total internal services billed were $1.6 billion in 1998 with an EBIT margin of about 4%.

AT&T Solutions purchases long distance and data services for its business customers from business services, who partner closely with AT&T Solutions to meet its customers' needs.

EBIT/EBITDA
EBIT for AT&T Solutions improved $181 million to $27 million and EBITDA improved $179 million to $173 million in 1998. The commercial operations of AT&T Solutions recorded a $40 million EBIT loss in 1998, an improvement of $124 million, or 75.4%, over 1997. However, in the fourth quarter of 1998, AT&T Solutions' commercial operations met its target to turn EBIT positive. EBITDA for the commercial operation was a loss of $1 million in 1998, an improvement of $135 million, or 98.6%, over 1997. Revenue growth combined with significant progress toward a best-in-class cost structure drove the EBIT and EBITDA improvements.

OTHER ITEMS
Capital  additions for 1998 were $271 million,  an increase of $153 million over
1997. This spending was directed primarily toward the AT&T information-technology infrastructure. Capital additions for 1997 decreased 38.4% compared with 1996, due to lower spending on the AT&T information-technology infrastructure.

Total assets increased $143 million, or 24.9%, at December 31, 1998, due to increased capital spending. Approximately 50% of total assets at December 31, 1998 and 1997, were related to servicing the internal-network infrastructure of AT&T.

                                                              AT&T Corp.


AT&T WORLDNET AND OTHER ONLINE SERVICES
AT&T WorldNet and other online services includes AT&T WorldNet Services, our Internet access provider for residential and business consumers (included in other and corporate), as well as Worldwide Web site hosting and other electronic commerce services (included in business services).

For the Years Ended December 31,       1998       1997       1996
Dollars in Millions
Revenues.............................$  370     $  219     $   80

EBIT.................................  (431)      (553)      (520)
EBITDA...............................  (375)      (523)      (508)

Capital additions....................    69        118        131
WorldNet subscribers (k)............. 1,294      1,020        568
Hosted Web sites (k).................   8.1        6.2        2.0

At December 31,                        1998       1997
Total assets.........................$  380     $  334

REVENUES
Revenues increased $151 million, or 68.6%, in 1998 compared with 1997. The increase was primarily due to continued growth in AT&T WorldNet's residential and business subscribers. AT&T WorldNet had 1.294 million gross residential subscribers at December 31, 1998, of which 1.250 million were paying subscribers, up from 1.020 million at December 31, 1997, an increase of 22.5%. Average revenue per customer increased due to movement of customers to plans with higher monthly rates. AT&T Web Site Services had more than 8,000 hosted sites at the end of 1998, compared with approximately 6,000 at the end of 1997.

EBIT/EBITDA
EBIT and EBITDA in 1998 improved 22.0% and 28.3% to deficits of $431 million and $375 million, respectively. The improvements were driven primarily by AT&T WorldNet revenue growth.

                                                              AT&T Corp.


INTERNATIONAL OPERATIONS AND VENTURES
International operations and ventures includes AT&T's consolidated foreign operations, our transit and reorigination businesses, online services in the Asia/Pacific region, as well as the equity earnings/losses of AT&T's nonconsolidated international joint ventures. International operations and ventures does not include bilateral international long distance traffic. The results of international operations and ventures are included in other and corporate.

For the Years Ended December 31,       1998       1997      1996
Dollars in Millions
Revenues.............................$  876     $  712     $ 585

EBIT.................................  (298)      (399)     (309)
EBITDA...............................  (244)      (338)     (242)

Capital additions....................   125        496       101

At December 31,                        1998       1997
Total assets.........................$1,409     $1,837

REVENUES
Revenues increased 23.0% to $876 million in 1998 compared with 1997. In 1998, we streamlined our international operations by exiting certain nonstrategic and unprofitable businesses which negatively impacted revenues. Revenues from ongoing operations increased approximately 54% for the year, driven by increased reorigination traffic and growth in AT&T Communications Services UK. In 1997, revenues grew 21.7% due primarily to an increase in reorigination revenues.

EBIT/EBITDA
EBIT improved $101 million, or 25.4%, and EBITDA improved $94 million, or 27.8%, in 1998 compared with 1997. The EBIT and EBITDA improvements were primarily due to revenue increases and AT&T's continued efforts to streamline its international operations and exit nonstrategic and unprofitable businesses. These improvements were partially offset by an $85 million asset impairment charge recorded in 1998 relating to the write-down of unrecoverable assets in certain operations that compete directly with BT. Excluding this charge, 1998 EBIT and EBITDA were deficits of $213 million and $159 million, respectively, showing year-over-year EBIT and EBITDA improvements of $186 million and $179 million, respectively. In 1997, EBIT and EBITDA grew 29.3% and 39.7%, respectively, due primarily to increased losses in our international ventures.

OTHER ITEMS
Capital additions decreased $371 million for 1998 compared with 1997. The decrease was primarily due to the high level of spending in 1997, which was directed toward the funding of start-up ventures.

Total assets were $1,409 million at December 31, 1998, compared with $1,837 million at December 31, 1997. The decrease is due primarily to a decrease in cash resulting from a loan to an affiliated entity and due to a reduction in receivables due primarily to the settlement of the receivable relating to the sale of SSI.

                                                              AT&T Corp.


LIQUIDITY
For the Years Ended December 31,                1998      1997       1996
Dollars in Millions
CASH FLOW OF CONTINUING OPERATIONS:
  Provided by operating activities..........$ 10,217   $ 8,501    $ 8,087
  Provided by (used in) investing activities   3,582    (6,755)    (2,088)
  Used in financing activities.............. (11,049)   (1,540)    (4,295)

EBITDA .....................................  13,415    11,327     11,995

AT&T's primary source of cash is derived from the continuing operations of AT&T. The net cash provided by the operating activities of continuing operations was $10,217 million in 1998, $8,501 million in 1997 and $8,087 million in 1996. The increase in 1998 of $1,716 million was driven primarily by an increase in income from continuing operations excluding the noncash impacts on income of restructuring and other charges as well as the gains on sales of nonstrategic businesses. The $414 million increase in 1997 was due to a number of factors including the collection of employee-benefit related receivables from Lucent in 1997 and improved customer cash collections.

Cash Flow from Operations*

Dollars in Millions
$12,000


                                             10,217
                                             x
                               8,501
$9,000           8,087         x
                 x




$6,000





$3,000
                 1996          1997          1998

* Represents the operating activities of AT&T's continuing operations.

                                                              AT&T Corp.


AT&T's investing activities resulted in a net source of cash in 1998 of $3,582 million. In 1997 and 1996, our investing activities resulted in a net use of cash of $6,755 million and $2,088 million, respectively. In 1998, we received $5,722 million as settlement of a receivable in conjunction with the sale of UCS, as well as $3,500 million in proceeds from the sale. We also received a total of $1,550 million in proceeds from the sales of LIN-TV, ASCC and SmarTone during 1998. AT&T's capital spending of $7,817 million in 1998 was the primary use of cash in investing activities.

During 1997 and 1996, the net use of cash from investing activities was due to capital spending of $7,604 million and $6,828 million, respectively. Partially offsetting the use of cash in 1996 were UCS related securitizations.

We expect our 1999 capital  expenditures to be about $11 billion to $12 billion,
including  the  capital  spending  of  TCI.  A  significant   portion  of  these
expenditures will be in support of our growth businesses.

The net cash used in financing activities of AT&T's continuing operations was $11,049 million, $1,540 million and $4,295 million in 1998, 1997 and 1996, respectively. AT&T used the cash received during 1998 from the asset dispositions to pay down commercial paper and repurchase approximately $3 billion of AT&T common stock in anticipation of the TCI merger. We also early retired $1,046 million of long-term debt obligations of TCG and repaid approximately $1,100 million of scheduled debt maturities.

The decrease in cash used in financing activities from 1996 to 1997 was primarily due to an increase in short-term borrowings resulting from the increased UCS funding requirements as well as the 1996 pay down of commercial paper with the proceeds from the sale of AT&T Capital Corp.

On January 8, 1999, we announced that the Board of Directors authorized the repurchase of up to $4 billion of AT&T common stock. During February and March 1999, we completed this program with the repurchase of 46.6 million shares. These shares were reissued in connection with the TCI merger. We also announced our intention, following completion of the TCI merger, to declare a three-for-two stock split of AT&T's common stock.

                                                              AT&T Corp.


In 1999, AT&T filed a registration statement with the Securities and Exchange Commission for the offering and sale of up to $10 billion of notes and warrants to purchase notes. AT&T will have a total of $13.1 billion of registered notes and warrants to purchase notes available for public sale under this registration statement and previously filed registration statements.

AT&T intends to use the proceeds from the sale of the notes and warrants for funding investments in subsidiary companies, capital expenditures, acquisitions of licenses, assets or businesses, refunding of debt and general corporate purposes.

In February 1999, we entered into a $7 billion revolving-credit facility with a consortium of 42 lenders. The 364-day facility is intended for general corporate purposes and will support our commercial paper issuances. In addition, we negotiated a $2 billion, 364-day, back-up facility with one institution. This facility will terminate when AT&T issues debt under the registration statement filed in 1999 and after any underlying commercial paper has been repaid.

EBITDA is a measure of our ability to generate cash flow and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP. EBITDA increased $2,088 million, or 18.4%, for 1998 compared with 1997. EBITDA was also impacted by the 1998 and 1997 net charges and gains. However, the EBITDA impact of the adoption of SOP 98-1 in 1998 was $221 million due to current-year amortization of software capitalized, and the impact of the two-way messaging charge in 1997 was $80 million. Excluding the 1998 and 1997 net charges and gains, EBITDA jumped to $14,938 million in 1998 from $11,210 million in 1997, an increase of 33.2%. The increase was due primarily to the impact of our cost-reduction efforts coupled with higher revenues. EBITDA declined 5.6%, or $668 million, in 1997. Excluding the impact of the 1997 net charges, EBITDA decreased $785 million, or 6.5%, compared with 1996.

RISK MANAGEMENT
We are exposed to market risk from changes in interest and foreign exchange rates. On a limited basis we use certain derivative financial instruments, including interest rate swaps, options, forwards and other derivative contracts to manage these risks. We do not use financial instruments for trading or speculative purposes. All financial instruments are used in accordance with board-approved policies.

We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and also to lower our overall borrowing costs. We monitor our interest rate risk on the basis of changes in fair value. Assuming a 10% downward shift in interest rates at December 31, 1998 and 1997, the potential loss for changes in the fair value of interest rate swaps and the underlying hedged debt would have been $3 million in both periods. Assuming a 10% downward shift in interest rates at December 31, 1998 and 1997, the potential loss for changes in the fair value of unhedged debt would have been $290 million and $346 million, respectively.

                                                              AT&T Corp.


We use forward and option contracts to reduce our exposure to the risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk related to reimbursements to foreign telephone companies for their portion of the revenues billed by AT&T for calls placed in the United States to a foreign country. In addition, we are also subject to foreign exchange risk related to other foreign-currency-denominated transactions. As of December 31, 1998, there was a net unrealized gain on forward contracts of $9 million. As of December 31, 1997, there was a net unrealized loss on forward contracts of $30 million. Unrealized gains and losses are calculated based on the difference between the contract rate and the rate available to terminate the contracts. We monitor our foreign exchange rate risk on the basis of changes in fair value. Assuming a 10% appreciation in the U.S. dollar at December 31, 1998 and 1997, the potential loss for changes in the fair value of these contracts would have been $20 million and $6 million, respectively. Because these contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying firmly committed or anticipated transactions.

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

EURO CONVERSION
On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the European Union's currency (Euro). The transition period is anticipated to extend between January 1, 1999, and July 1, 2002. We have assessed the impact of the conversion on information-technology systems, currency exchange rate risk, derivatives and other financial instruments, continuity of material contracts as well as income tax and accounting issues. We do not expect the conversion to date or the conversion during the transition period to have a material effect on our consolidated financial statements.

                                                              AT&T Corp.


FINANCIAL CONDITION
At December 31,                              1998         1997
Dollars in Millions
Total assets                              $59,550      $61,095
Total liabilities                          34,028       37,417
Total shareowners' equity                  25,522       23,678
Debt ratio                                   20.9%        33.5%

At December 31, 1998, total assets decreased $1,545 million, or 2.5%, to $59,550 million primarily due to our efforts to divest nonstrategic assets partially offset by our efforts to grow the business. Declines in other and long-term receivables and net assets of discontinued operations, were partially offset by increases in cash and property, plant and equipment. The decrease in other and long-term receivables and net assets of discontinued operations is due primarily to the sale of UCS in 1998. In connection with this sale, the receivables outstanding were paid. This sale, along with the sales of LIN-TV and ASCC, are the primary reasons for the increase in cash. Proceeds from the sales were partially used to repurchase common stock, pay down commercial paper and for the early extinguishment of $1,046 million in debt in August 1998. The increase in property, plant and equipment primarily reflects the investment in the expansion of our long distance, local and wireless networks partially offset by the current year's increase in accumulated depreciation and the local asset impairment charge.

Total liabilities decreased $3,389 million, or 9.1%, to $34,028 million at December 31, 1998, primarily due to declines in debt partially offset by increases in other current liabilities and increases in total payroll and benefit-related liabilities. The decreases in both short-term and long-term debt reflect the pay down of debt with the current year's sales proceeds, as mentioned above. Other current liabilities increased primarily as a result of the accrued income taxes recorded associated with the sale of UCS. The increase in total payroll and benefit-related liabilities (short-term and long-term) is primarily due to the net charges associated with the voluntary retirement incentive program for management employees. The charge for pension special-termination benefits and other costs resulted in the establishment of a liability for the Management Pension Plan. This increase was partly offset by the reversal of the remaining 1995 business restructuring charge.

Total shareowners' equity increased $1,844 million, or 7.8%, in 1998, to $25,522 million primarily due to the current year's net income partially offset by the shares repurchased and dividends declared.

                                                              AT&T Corp.


AT&T Capitalization

Dollars in Millions

$30,000                                                                      60%



                                                                  +

                                          +


                     +
$20,000                                                                      40%



              #@                     #
                                     @



            x                     x
$10,000                                                    #                 20%


                                                        x

                                                           @




0             1996                   1997                  1998                0


                                                              Debt Ratio
   x   Debt         +  Equity           #  Debt Ratio         @  Net of Cash
1996   $11,351         $21,092             35.0%                 34.6%
1997   $11,942         $23,678             33.5%                 32.9%
1998   $ 6,727         $25,522             20.9%                 12.3%


The ratio of total debt to total capital at December 31, 1998, was 20.9% compared with 33.5% at December 31, 1997. The decrease was primarily due to lower debt. The debt ratio net of cash as of December 31, 1998, was 12.3%. Management expects the debt ratio to increase in 1999.

                                                              AT&T Corp.


RECENT PRONOUNCEMENT
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This standard is effective for fiscal years beginning after June 15, 1999, though earlier adoption is encouraged and retroactive application is prohibited. For AT&T this means that the standard must be adopted no later than January 1, 2000. Management, based on its current operations and hedging strategies, does not expect the adoption of this standard to have a material impact on AT&T's results of operations, financial position or cash flows.

YEAR 2000
AT&T is preparing its systems and applications for the year 2000 (Y2K) through our Y2K program. The issue our Y2K program addresses is the use of a two-digit year field instead of a four-digit year field in computer systems. If computer systems cannot distinguish between the year 1900 and the year 2000, system failures or other computer errors could result. The potential for failures and errors spans all aspects of our business, including computer systems, voice and data networks, and building infrastructures. We are also faced with addressing our interdependencies with our suppliers, connecting carriers and major customers, all of whom face the same issue.

AT&T's Y2K program is companywide and is focused on four interrelated categories which are critical to maintaining uninterrupted service to our customers:
AT&T-developed applications and their external interfaces, AT&T networks, information-technology (IT) platforms that support the applications, and non-IT infrastructure.

                                                              AT&T Corp.


AT&T's progress in our Y2K program is measured by certain key milestones or phases common to each category of systems. These milestones are: assessment, repair/remediation, testing and certification. The end-state of the process is a declaration of Y2K compliance, which means that neither performance nor functionality is affected by dates prior to, during and after the year 2000. AT&T monitors and tracks the progress of our Y2K program through a series of scorecards that capture the activities related to the Y2K process phases.

AT&T has completed 100% of the assessment and repair and 99% of the testing of customer-affecting systems that are a subset of AT&T's inventory as of December 31, 1998, with the remaining 1% of the testing scheduled for completion in the first quarter of 1999. All systems encompassed in our Y2K program have various projected dates for Y2K certification, which are outlined in further detail below by major category.

The Y2K plans for AT&T local services (including TCG) have been integrated into the overall AT&T plan, and the 1999 targets now include all of AT&T local services. AT&T continues to evaluate TCI's Y2K program, along with the programs of other pending acquisitions, to understand the potential impact on the existing AT&T program. All targets cited herein exclude information regarding TCI and other pending acquisitions, whose programs are still being evaluated and planned for integration into the overall AT&T Y2K program.

Program Status
AT&T has approximately 3,000 internally developed software applications that (1) directly support AT&T's voice and data telecommunications services (including wired and wireless); (2) are critical to the provisioning, administration, maintenance and customer service/support related to our telecommunications services; and (3) support our sales and marketing organizations, other AT&T services and internal administrative functions. These applications represent 360 million lines of code. As of December 31, 1998, AT&T has completed 100% of the assessment, approximately 98% of the repair, and about 95% of the application testing. All phases leading to 100% system-compliance are targeted to be complete in the second quarter of 1999.

                                                              AT&T Corp.


With respect to external (third-party) interface assessment, formal letters have been sent to about 2,000 domestic telecommunications companies and international telecommunications authorities to request information on their Y2K plans and targets for compliance. We have identified about 1,000 different types of third-party interfaces and about 10,000 total instances of those types, and are in the process of assessing the Y2K impacts. As of December 31, 1998, AT&T has assessed approximately 83% of third-party interface types and approximately 82% are Y2K compliant. We expect to complete 100% of the assessment phase in the first quarter of 1999 and to be 100% complete with Y2K certification of external interfaces in the second quarter of 1999.

The AT&T network is critical to providing top-quality, reliable service to AT&T customers. At December 31, 1998, the assessment and repair of the operation-support systems (OS) were 100% complete, and the certification phase was 99% complete. These systems are targeted to be 100% compliant by the second quarter of 1999. In addition to the AT&T-developed applications supporting the network, AT&T has inventoried more than 800 externally purchased network elements (NE) including switches, routers, network-control points and signal-transfer points. Additional Y2K testing is conducted to independently verify supplier claims of compliance. Approximately 99% of the NEs are certified and the remaining certification is expected to be completed in the first quarter of 1999. After OS/NE certification is complete, AT&T performs integration testing to verify Y2K certification of NEs in conjunction with the associated OS applications. Such integration testing is approximately 76% completed as of December 31, 1998, with 100% deployment targeted for completion by the second quarter of 1999.

The IT infrastructure category addresses not only the computing platforms that are critical to the AT&T-developed applications, but also the common modules, communications protocols, the internal AT&T wide-area and local-area networks, desktop hardware/software and the internal voice network. The largest part of this effort has been focused on the inventory and assessment of the products and components. As of December 31, 1998, AT&T was approximately 70% compliant in computing platforms, about 42% compliant in desktops, approximately 80%
compliant in voice systems and adjuncts, and about 84% compliant in data networks. AT&T expects substantial completion of IT infrastructure certification by the first quarter of 1999, with 100% certification completion during the second quarter of 1999.

The non-IT infrastructure focuses on the energy- and environment-management systems that are critical to various computer systems, as well as safety, security and operations. This aspect of the Y2K program encompasses more than 8,000 sites, as well as about 6,500 wireless cell sites. As of December 31, 1998, approximately 90% of all sites completed inventory and about 60% are assessed and compliant (or not impacted). AT&T expects to complete 100% of the inventory and assessment phases in the first quarter of 1999, and has targeted 100% site compliance by the third quarter of 1999.

                                                              AT&T Corp.


Costs
We have expended approximately $450 million since inception in 1997 on all phases of the Y2K project. Total costs for 1998 were approximately $320 million, which included approximately $65 million of capital spending for upgrading and replacing noncompliant computer systems. More than half of these costs represent internal IT resources that have been redeployed from other projects and are expected to return to these projects upon completion of the Y2K project. We anticipate Y2K costs to be approximately $190 million for the full year 1999, which includes approximately $12 million of capitalized fixed assets.

Risk Assessment
We have assessed our business exposure that would result from a failure of our Y2K program, as well as those of our suppliers, connecting carriers and major customers. Such failures would result in business consequences that could include failure to be able to serve customers, loss of network functionality, inability to render accurate bills, lost revenues, harm to the AT&T brand, legal and regulatory exposure, and failure of management controls. Although we believe that internal Y2K compliance will be achieved no later than December 31, 1999, there can be no assurance that the Y2K problem will not have a material adverse affect on our business, financial condition or results of operations.

Contingency Plans
AT&T is in the process of establishing Y2K contingency plans to further mitigate Y2K risks. Specific examples of AT&T's contingency plan initiatives include the following:

Plans are under way to position AT&T personnel on site at critical locations to monitor operations and manage increases in work and call volumes.

Agreements are being negotiated with contractors and vendors to ensure the availability of on-site technical support. This coverage includes, but is not limited to, network centers and sites, customer-care centers and data centers.

We  are  planning  to   proactively   stage   power,   fuel,   water,   heating,
air-conditioning and ventilation sources to support critical business operations and personnel requirements.

Alternate procedures and processes are being developed to support critical customer functions, including alternative procedures for rapid repair, recovery and restoration of critical technology components by business resumption teams.

Procedures to perform database backups, hardcopy printouts, data retention and recovery are being established for business critical data.

                                                              AT&T Corp.



OTHER MATTERS
AT&T and British Telecommunications plc (BT) announced on July 26, 1998, that they will create a global venture to serve the complete communications needs of multinational companies and the international calling needs of businesses around the world. The venture, which will be owned equally by AT&T and BT, will combine transborder assets and operations of each company, including their existing international networks, all of their international traffic, all of their transborder products for business customers -- including an expanding set of Concert services (enhanced international voice, data and IP services)-- and AT&T's and BT's multinational accounts in selected industry sectors. The formation of the venture is subject to certain conditions, including receipt of regulatory approvals, but is expected to be completed by mid-1999.

SUBSEQUENT EVENTS
AT&T announced on January 8, 1999, that it had reached agreements with five TCI affiliates to form separate joint ventures to offer customers advanced communications services. AT&T, which expects to own 51% to 65% of each of these joint ventures, will have long-term exclusive rights to offer communications services over the systems of each of the five operators in return for one-time payments to be made when the systems meet certain performance milestones. AT&T expects to finalize joint ventures with Bresnan Communications, Falcon Cable TV, Insight Communications, InterMedia Partners and Peak Cablevision in early 1999, begin piloting the new services later in the year and then begin commercial operations in the year 2000.

On February 1, 1999, AT&T announced the formation of a joint venture with Time Warner to offer AT&T-branded cable-telephony service to residential and small business customers over Time Warner's existing cable-television systems in 33 states. The service is expected to be piloted in one or two cities in 1999 and begin broader commercial operations in 2000. In addition, the companies agreed to develop other broadband communications services such as video telephony. Under the terms of the agreement, AT&T will own 77.5% of the joint venture and will fund the joint venture's negative cash flow; however, it is anticipated that the joint venture will have positive cash flow and net earnings after three full years of operation. In return for 20-year exclusive rights to offer telephony over Time Warner's cable system, the joint venture will make payments to Time Warner which are estimated to be $300 million. In addition, the joint venture will pay a monthly fee per subscriber. Subject to certain conditions, including definitive documentation and various approvals, the companies expect to close the joint venture in the second half of 1999.

On March 9, 1999, the merger with TCI announced on June 24, 1998, closed with each share of TCI Group Series A common stock converted into 0.7757 of AT&T common stock and each share of TCI Group Series B stock converted into 0.8533 of AT&T common stock. AT&T issued approximately 439 million shares for TCI shares, of which 339 million were newly issued shares and 100 million were treasury shares including the shares repurchased in February and March 1999. In addition, TCI combined Liberty Media Group, its programming arm, and TCI Ventures Group, its technology-investments unit, to form the new Liberty Media Group (Liberty Media). In connection with the closing, the shareowners of the new Liberty Media Group were issued separate tracking stock by AT&T in exchange for the shares held. Although Liberty Media is a 100%-owned subsidiary of AT&T, it will be accounted for as an equity investment since AT&T does not have a controlling financial interest in Liberty Media. In addition, as a tracking stock, all of its earnings or losses are excluded from the earnings available to the AT&T common shareowner.

The closing of the TCI merger is the start of the transformation of AT&T to an "any-distance" company. We believe this acquisition, along with the joint ventures reached with five TCI affiliates and Time Warner, will make us a leader of a new generation of advanced communications, information and video services. These moves will enable us to reach more than 40% of U.S. households over the next four to five years.

                                                              AT&T Corp.


LEGISLATIVE AND REGULATORY DEVELOPMENTS
The Telecommunications Act of 1996 was designed to foster local-exchange competition by establishing a regulatory framework to govern new competitive entry in local and long distance telecommunications services. The Telecommunications Act also permits Regional Bell Operating Companies (RBOCs) to provide interexchange services originating in any state in their regions after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act.

A number of court decisions in 1997 severely restricted implementation of the Telecommunications Act and delayed local-service competition. Recent rulings, however, have upheld the provisions of the Telecommunications Act. Despite these favorable rulings, there can be no assurance that the prices and other conditions established in each state will provide for effective local-service entry and competition or provide AT&T with new market opportunities.

In July 1997, the U.S. Court of Appeals for the Eighth Circuit vacated the pricing rules that the FCC had adopted to implement the sections of the local-competition provisions of the Telecommunications Act applicable to interconnection with local-exchange carrier (LEC) networks and the purchase of unbundled network elements and wholesale services from LECs. In October 1997, the Eighth Circuit vacated an FCC Rule that had prohibited incumbent LECs from separating network elements that are combined in the LECs' networks, except at the request of the competitor purchasing the elements. These decisions increased the difficulty and costs of providing competitive local service through the use of unbundled network elements purchased from the incumbent LECs.

On January 25, 1999, the U.S. Supreme Court issued a decision reversing the Eighth Circuit Court of Appeals' holding that the FCC lacks jurisdiction to establish pricing rules applicable to interconnection and the purchase of unbundled network elements, and the Court of Appeals' decision to vacate the FCC's rule prohibiting incumbent LECs from separating network elements that are combined in the LECs' networks. The effect of the Supreme Court's decision is to reinstate the FCC's rules governing pricing and the separation of unbundled network elements. The Eighth Circuit Court of Appeals will now consider the incumbent LECs' claims that although the FCC has jurisdiction to adopt pricing rules, the rules it adopted are not consistent with the applicable provisions of the Telecommunications Act. The Supreme Court also vacated the FCC's rule identifying and defining the unbundled network elements that incumbent LECs are required to make available to new entrants, and directed the FCC to reexamine this issue in light of the standards mandated by the Telecommunications Act.

On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a memorandum opinion and order holding that the Telecommunications Act's restrictions on the provision of in-region, inter-LATA service by the RBOCs are unconstitutional. AT&T and other carriers (collectively, "intervenors") filed an appeal with the U.S. Court of Appeals for the Fifth Circuit. On February 11, 1998, the District Court suspended the effectiveness of its December 31 memorandum opinion and order pending appeal.

On September 4, 1998, the U.S. Court of Appeals for the Fifth Circuit rejected arguments that the Telecommunications Act is unconstitutional, and reversed the District Court's contrary opinion. On December 22, 1998, the U.S. Court of Appeals for the District of Columbia Circuit rejected a similar challenge to the constitutionality of the Telecommunications Act. On January 19, 1999, the U.S. Supreme Court denied petitions filed by the RBOCs to review the decision of the Fifth Circuit Court of Appeals.

                                                              AT&T Corp.



COMPETITION
AT&T currently faces significant competition and expects that the level of competition will continue to increase. The Telecommunications Act permits RBOCs to provide inter-LATA interexchange services after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act. The RBOCs have petitioned the FCC for permission to provide inter-LATA interexchange services in one or more states within their home markets; to date the FCC has not granted any such petition. To the extent that the RBOCs obtain in-region, inter-LATA authority before the Telecommunications Act's checklist of conditions have been fully or satisfactorily implemented and adequate facilities-based local-exchange competition exists, there is a substantial risk that AT&T and other interexchange service providers would be at a disadvantage to the RBOCs in providing both local service and combined-service packages. Because it is widely anticipated that a substantial number of long distance customers will seek to purchase local, interexchange and other services from a single carrier as part of a combined or full-service package, any competitive disadvantage, inability to profitably provide local service at competitive rates, or delays or limitations in providing local service or combined service packages is likely to adversely affect AT&T's future revenues and earnings. In addition, the simultaneous entrance of numerous new competitors for interexchange and combined service packages is likely to adversely affect AT&T's long distance revenues and could adversely affect earnings.

                                                              AT&T Corp.


FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in Millions (except per share amounts)





                                    1998*     1997      1996      1995**    1994

RESULTS OF OPERATIONS

Revenues                         $53,223   $51,577   $50,688   $48,449   $46,063
Operating income                   7,487     6,836     8,709     5,169     7,393
Income from continuing operations  5,235     4,249     5,458     2,981     4,230

Earnings per common share
Income from continuing operations:
    Basic                        $  2.93   $  2.39   $  3.10   $  1.72   $  2.48
    Diluted                         2.91      2.38      3.09      1.71      2.47

Dividends declared per
  common share                      1.32      1.32      1.32      1.32      1.32

                                                              AT&T Corp.


FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in Millions (except per share amounts)



                             1998*      1997       1996       1995**    1994

ASSETS AND CAPITAL
Property, plant and
  equipment-net          $ 26,903   $ 24,203   $ 20,803   $ 16,453   $14,721
Total assets-
  continuing operations    59,550     59,994     55,838     54,365    47,926
Total assets               59,550     61,095     57,348     62,864    57,817
Long-term debt              5,556      7,857      8,878      8,913     9,138
Total debt                  6,727     11,942     11,351     21,081    18,720
Shareowners' equity        25,522     23,678     21,092     17,400    18,100
Gross capital expenditures  7,981      7,714      7,084      4,659     3,504
Employees-continuing
 operations               107,800    130,800    128,700    126,100   116,400

OTHER INFORMATION
Operating income as a
  percentage of revenues     14.1%      13.3%      17.2%      10.7%     16.1%
Income from continuing
  operations as a percentage
  of revenues                 9.8%       8.2%      10.8%       6.2%      9.2%
Return on average common
  equity                     25.3%      19.7%      27.1%       0.4%     29.5%
EBIT***                    $8,734     $7,279     $9,114     $5,439    $7,450
EBITDA***                  13,415     11,327     11,995      8,112     9,914
Data at year-end:
Stock price per share****   75.75      61.31      41.31      44.40     34.46
Book value per
  common share              14.55      13.24      11.89       9.97     10.53
Debt ratio                   20.9%      33.5%      35.0%      54.8%     50.8%

* 1998 income from continuing operations includes $1.0 billion of nonoperational items, including restructuring and other charges as well as benefits from gains on sales and the adoption of a new accounting standard.

** 1995 income from continuing operations includes $2.0 billion of restructuring and other charges.

*** EBIT (earnings, including other income, before interest and taxes) and EBITDA (EBIT plus depreciation and amortization), include $1.5 billion and $3.0 billion of nonoperational net charges for 1998 and 1995, respectively. Excluding the nonoperational charges, EBIT and EBITDA for 1998 were $10,279 million and $14,938 million, respectively. 1995 EBIT and EBITDA, excluding the nonoperational charges, were $8,462 million and $11,135 million, respectively.

**** Stock prices for 1994--1996 have been restated to reflect the spin-offs of Lucent and NCR.

                                                              AT&T Corp.


REPORT OF MANAGEMENT
Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all other financial information included in this report. Management is also responsible for maintaining a system of internal controls as a fundamental requirement for the operational and financial integrity of results. The financial statements, which reflect the consolidated accounts of AT&T Corp. and subsidiaries (AT&T) and other financial information shown, were prepared in conformity with generally accepted accounting principles. Estimates included in the financial statements were based on judgments of qualified personnel. To maintain its system of internal controls, management carefully selects key personnel and establishes the organizational structure to provide an appropriate division of responsibility. We believe it is essential to conduct business affairs in accordance with the highest ethical standards as set forth in the AT&T Code of Conduct. These guidelines and other informational programs are designed and used to ensure that policies, standards and managerial authorities are understood throughout the organization. Our internal auditors monitor compliance with the system of internal controls by means of an annual plan of internal audits. On an ongoing basis, the system of internal controls is reviewed, evaluated and revised as necessary in light of the results of constant management oversight, internal and independent audits, changes in AT&T's business and other conditions. Management believes that the system of internal controls, taken as a whole, provides reasonable assurance that (1) financial records are adequate and can be relied upon to permit the preparation of financial statements in conformity with generally accepted accounting principles and (2) access to assets occurs only in accordance with management's authorizations.
  The Audit Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent accountants meet privately with the Audit Committee and have access to its individual members at any time.
  The consolidated financial statements in this annual report have been audited by PricewaterhouseCoopers LLP, Independent Accountants. Their audits were conducted in accordance with generally accepted auditing standards and include an assessment of the internal control structure and selective tests of transactions. Their report follows.



Daniel E. Somers                              C. Michael Armstrong
Senior Executive Vice President,              Chairman of the Board,
Chief Financial Officer                       Chief Executive Officer

                                                              AT&T Corp.


REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Shareowners of AT&T Corp.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of AT&T Corp. and its subsidiaries (AT&T) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of AT&T's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
January 25, 1999

                                                              AT&T Corp.


CONSOLIDATED STATEMENTS OF INCOME                  AT&T CORP. AND SUBSIDIARIES
                                                For the Years Ended December 31,
Dollars in millions (except per share amounts)    1998        1997        1996

Revenues...................................    $53,223     $51,577     $50,688

Operating Expenses
Access and other interconnection...........     15,328      16,350      16,363
Network and other communications services..     10,250       9,739       8,262
Depreciation and amortization..............      4,629       3,982       2,819
Selling, general and administrative........     13,015      14,670      14,535
Restructuring and other charges ...........      2,514           -           -
Total operating expenses...................     45,736      44,741      41,979

Operating income...........................      7,487       6,836       8,709
Other income-net...........................      1,247         443         405
Interest expense...........................        427         307         417
Income from continuing operations before
  income taxes.............................      8,307       6,972       8,697
Provision for income taxes.................      3,072       2,723       3,239
Income from continuing operations..........      5,235       4,249       5,458

Discontinued Operations
Income from discontinued operations
  (net of taxes of $6, $50 and $(353)).....         10         100         173
Gain on sale of discontinued operations
  (net of taxes of $799, $43 and $138).....      1,290          66         162
Income before extraordinary loss...........      6,535       4,415       5,793

Extraordinary loss (net of taxes of $80)...        137           -           -

Net income ................................    $ 6,398     $ 4,415     $ 5,793

Weighted-average common shares and
  potential common shares (millions)*......      1,800       1,789       1,767

Per Common Share-Basic:
Income from continuing operations..........    $  2.93     $  2.39     $  3.10
Income from discontinued operations........       0.01        0.05        0.10
Gain on sale of discontinued operations....       0.73        0.04        0.09
Extraordinary loss.........................       0.08           -           -
Net income.................................    $  3.59     $  2.48     $  3.29

Per Common Share-Diluted:
Income from continuing operations..........    $  2.91     $  2.38     $  3.09
Income from discontinued operations........          -        0.05        0.10
Gain on sale of discontinued operations....       0.72        0.04        0.09
Extraordinary loss.........................       0.08           -           -
Net income.................................    $  3.55     $  2.47     $  3.28

* Amounts represent the weighted-average shares assuming dilution from the potential exercise of outstanding stock options. Basic shares, assuming no dilution, are 1,784 million, 1,781 million and 1,760 million for 1998, 1997 and 1996, respectively.


The notes on pages 56 through 71 are an integral part of the consolidated financial statements.

                                                              AT&T Corp.


CONSOLIDATED BALANCE SHEETS                          AT&T CORP. AND SUBSIDIARIES
                                                            At December 31,

Dollars in Millions                                         1998      1997

ASSETS
Cash and cash equivalents............................    $ 3,160   $   318
Marketable securities................................          -       307
Receivables, less allowances of $1,060 and $988
  Accounts receivable................................      8,652     8,675
  Other receivables..................................        403     5,684
Deferred income taxes................................      1,310     1,252
Other current assets.................................        593       541
TOTAL CURRENT ASSETS.................................     14,118    16,777

Property, plant and equipment-net....................     26,903    24,203
Licensing costs, net of accumulated
  amortization of $1,266 and $1,076..................      7,948     8,368
Investments..........................................      4,434     3,866
Long-term receivables................................        670     1,794
Prepaid pension costs................................      2,074     2,156
Other assets.........................................      3,403     2,830
Net assets of discontinued operations................          -     1,101
TOTAL ASSETS.........................................    $59,550   $61,095

LIABILITIES
Accounts payable.....................................    $ 6,226   $ 6,402
Payroll and benefit-related liabilities..............      1,986     2,390
Debt maturing within one year........................      1,171     4,085
Dividends payable....................................        581       538
Other current liabilities............................      5,478     3,902
TOTAL CURRENT LIABILITIES............................     15,442    17,317

Long-term debt.......................................      5,556     7,857
Long-term benefit-related liabilities................      4,255     3,142
Deferred income taxes................................      5,453     5,711
Other long-term liabilities and
  deferred credits...................................      3,322     3,390
TOTAL LIABILITIES....................................     34,028    37,417

SHAREOWNERS' EQUITY
Common shares, par value $1 per share................      1,754     1,789
  Authorized shares: 6,000,000,000
  Outstanding shares: 1,753,595,962 at December 31, 1998;
                      1,789,013,000 at December 31, 1997
Additional paid-in capital...........................     15,195    17,121
Guaranteed ESOP obligation...........................        (44)      (70)
Retained earnings....................................      8,676     4,876
Accumulated other comprehensive income...............        (59)      (38)
TOTAL SHAREOWNERS' EQUITY............................     25,522    23,678

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY............    $59,550   $61,095


The notes on pages 56 through 71 are an integral part of the consolidated financial statements.

                                                              AT&T Corp.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

                                             AT&T CORP. AND SUBSIDIARIES
                                          For the Years Ended December 31,
Dollars in Millions                        1998          1997          1996
Common Shares
  Balance at beginning of year.......$ 1,789       $ 1,774       $ 1,746
  Shares issued (acquired), net:
    Under employee plans.............      2             2            20
    Under shareowner plans...........      -             -             8
    For acquisitions.................     15             6             -
    Other............................    (52)            7             -
Balance at end of year...............  1,754         1,789         1,774
Additional Paid-In Capital
  Balance at beginning of year....... 17,121        16,624        16,656
  Shares issued (acquired), net:
    Under employee plans.............     67            (8)          975
    Under shareowner plans...........      9           434
    For acquisitions.................    806           117            23
    Other............................ (2,799)          379           286
  Spin-offs of Lucent and NCR........      -             -        (2,326)
  Debt conversion....................      -             -           264
  Reorganization.....................      -             -           312
Balance at end of year............... 15,195        17,121        16,624
Guaranteed ESOP Obligation
  Balance at beginning of year.......    (70)          (96)         (254)
  Amortization.......................     26            26            52
  Assumption by Lucent...............      -             -           106
Balance at end of year...............    (44)          (70)          (96)
Retained Earnings (Deficit)
  Balance at beginning of year.......  4,876         2,790          (773)
Net income...........................  6,398 $6,398  4,415 $4,415  5,793 $5,793
  Dividends declared................. (2,230)       (2,145)       (2,132)
    Treasury shares issued at less
      than cost......................   (370)         (187)            -
    Reorganization...................      -             -          (101)
    Other changes....................      2             3             3
Balance at end of year...............  8,676         4,876         2,790
Accumulated Comprehensive Income
  Balance at beginning of year.......    (38)            -            25
  Other comprehensive income
  (net of taxes of $(53),$(24),$42)..    (21)   (21)   (38)   (38)   (25)   (25)
  Total comprehensive income.........        $6,377        $4,377        $5,768
Balance at end of year...............    (59)          (38)             -
Total shareowners' equity............$25,522       $23,678        $21,092

  AT&T accounts for treasury stock as retired stock and as of December 31, 1998, held 53.5 million shares.
  In March 1990, we issued 13.4 million new shares of common stock in connection with the establishment of an Employee Stock Ownership Plan (ESOP) feature for the nonmanagement savings plan. The shares are being allocated to plan participants over ten years commencing in July 1990 as contributions are made to the plan.
  We have 100 million authorized shares of preferred stock at $1 par value. No preferred stock is currently issued or outstanding.

The notes on pages 56 through 71 are an integral part of the consolidated financial statements.

                                                              AT&T Corp.


CONSOLIDATED STATEMENTS OF CASH FLOWS             AT&T CORP. AND SUBSIDIARIES
                                                For the Years Ended December 31,
Dollars in Millions                                   1998       1997      1996
OPERATING ACTIVITIES
Net income....................................... $  6,398    $ 4,415   $ 5,793
Deduct:Income from discontinued operations.......       10        100       173
       Gain on sale of discontinued operations...    1,290         66       162
Add:   Extraordinary loss on retirement
         of debt.................................      137          -         -
Income from continuing operations................    5,235      4,249     5,458
Adjustments to reconcile net income to net
  cash provided by operating activities of
  continuing operations:
    Gains on sales...............................     (770)      (134)     (158)
    Restructuring and other charges..............    2,362          -         -
    Depreciation and amortization................    4,629      3,982     2,819
    Provision for uncollectibles.................    1,389      1,522     1,518
    Increase in accounts receivable..............   (1,577)    (1,034)   (1,731)
    (Decrease) increase in accounts payable......     (467)       125       679
    Net change in other operating
      assets and liabilities.....................        5       (832)   (1,064)
    Other adjustments for noncash items-net......     (589)       623       566
NET CASH PROVIDED BY OPERATING ACTIVITIES
  OF CONTINUING OPERATIONS.......................   10,217      8,501     8,087

INVESTING ACTIVITIES
Capital expenditures.............................   (7,817)    (7,604)   (6,828)
Proceeds from sale or disposal of property,
  plant and equipment............................      104        169       145
Decrease (increase) in other receivables.........    6,403       (465)    3,499
Acquisitions of licenses.........................      (97)      (435)     (267)
Sales of marketable securities...................    2,003        479       665
Purchases of marketable securities...............   (1,696)      (345)   (1,106)
Equity investment distributions and sales........    1,516        583       186
Equity investment contributions..................   (1,281)      (484)     (504)
Net dispositions of businesses, net of
  cash acquired..................................    4,507      1,507     2,145
Other investing activities-net...................      (60)      (160)      (23)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
  OF CONTINUING OPERATIONS.......................    3,582     (6,755)   (2,088)

FINANCING ACTIVITIES
Proceeds from long-term debt issuances...........       17          -     1,060
Retirements of long-term debt....................   (2,610)      (737)   (1,497)
Issuance of common shares related to benefit
  plans-net......................................     (325)       171     1,580
Treasury shares acquired other than
  for benefit plans..............................   (2,964)         -         -
Dividends paid...................................   (2,187)    (2,142)   (2,122)
(Decrease) increase in short-term
  borrowings-net.................................   (3,033)     1,114    (5,301)
Other financing activities-net...................       53         54     1,985
NET CASH USED IN FINANCING ACTIVITIES
  OF CONTINUING OPERATIONS.......................  (11,049)    (1,540)   (4,295)

Net cash provided by (used in) discontinued
  operations.....................................       92        (84)   (1,595)
Net increase in cash and cash
  equivalents....................................    2,842        122       109
Cash and cash equivalents at beginning
  of year........................................      318        196        87
Cash and cash equivalents at end of year......... $  3,160    $   318   $   196

The notes on pages 56 through 71 are an integral part of the consolidated financial statements.

                                                              AT&T Corp.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT&T CORP. AND SUBSIDIARIES (AT&T)
(Dollars in millions unless otherwise noted, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include all majority-owned subsidiaries. Investments in which we exercise significant influence but which we do not control (a 20% - 50%  ownership  interest)  are  accounted  for under the equity method of accounting. This represents the majority of our investments. Investments in which we have less than a 20% ownership interest and in which there is no significant influence are accounted for under the cost method of accounting.

CURRENCY TRANSLATION
For operations outside of the United States that prepare financial statements in currencies other than the U.S. dollar, we translate income statement amounts at average exchange rates for the year and we translate assets and liabilities at year-end exchange rates. We present these translation adjustments as a component of accumulated other comprehensive income within shareowners' equity.

REVENUE RECOGNITION
We recognize wireline and wireless services revenues based upon minutes of traffic processed and contracted fees. We recognize products and other services revenues when the products are delivered and accepted by customers and when services are provided in accordance with contract terms.

ADVERTISING AND PROMOTIONAL COSTS
We expense costs of advertising and promotions, including checks used to acquire customers, as incurred. Advertising and promotional expenses were $1,920, $1,995 and $2,533 in 1998, 1997 and 1996, respectively.

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

MARKETABLE SECURITIES
Marketable securities consist principally of commercial paper, federal agency notes, federal agency discount notes, corporate medium-term notes, corporate notes, bank notes and certificates of deposit with original maturity dates greater than three months. The carrying value of these securities approximates market value. Market value is determined by the most recently traded price of the security on the balance sheet date. All marketable securities are classified as available-for-sale securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are determined on the specific identification method and are presented as a component of accumulated other comprehensive income within shareowners' equity.

                                                              AT&T Corp.



PROPERTY, PLANT AND EQUIPMENT
We state property, plant and equipment at cost and determine depreciation based upon the assets' estimated useful lives using either the group or unit method. The useful lives of communications and network equipment range from three to 15 years. The useful lives of other equipment ranges from three to seven years. The useful lives of buildings and improvements range from 10 to 40 years. The group method is used for most depreciable assets, including the majority of the telecommunications and network equipment. When we sell or retire assets depreciated using the group method, the cost is deducted from property, plant and equipment and charged to accumulated depreciation, without recognition of a gain or loss. The unit method is used primarily for large computer systems and support assets. When we sell assets that were depreciated using the unit method, we include the related gains or losses in other income-net.
  We use accelerated depreciation methods primarily for digital equipment used in the telecommunications network, except for switching equipment placed in service before 1989, packet-switched technology and certain high-technology computer processing equipment. All other plant and equipment, including capitalized software, is depreciated on a straight-line basis.

LICENSING COSTS
Licensing costs are costs incurred to develop or acquire cellular, personal communications services (PCS) and messaging licenses. Generally, amortization begins with the commencement of service to customers and is computed using the straight-line method over a period of 40 years.

GOODWILL
Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. We amortize goodwill on a straight-line basis over the periods benefited, ranging from five to 40 years.

SOFTWARE CAPITALIZATION
In 1998,  AT&T adopted  Statement of Position  (SOP) 98-1,  "Accounting  for the
Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal-use software to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. These costs are included in other assets and are amortized over a period not to exceed three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. AT&T also capitalizes initial operating system software costs and amortizes them over the life of the associated hardware.
  AT&T capitalizes costs associated with software development in accordance with SFAS No. 86 "Accounting for Costs of Capitalized Software to be Sold, Leased or Otherwise Marketed" and related guidance. In accordance with this standard, AT&T capitalizes costs associated with the development of application software incurred from the time technological feasibility is established until the software is ready to provide service to customers. These capitalized costs are included in property, plant and equipment and are amortized over a three-year useful life.

VALUATION OF LONG-LIVED ASSETS
Long-lived assets such as property, plant and equipment, licenses, goodwill and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

                                                              AT&T Corp.


DERIVATIVE FINANCIAL INSTRUMENTS
We use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. Derivatives, used as part of our risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Gains and losses related to qualifying hedges of foreign currency firm commitments are deferred in current assets or liabilities and recognized as part of the underlying transactions as they occur. All other foreign exchange contracts are marked to market on a current basis and the respective gains or losses are recognized in other income-net. Interest rate differentials associated with interest rate swaps used to hedge AT&T's debt obligations are recorded as an adjustment to interest payable or receivable with the offset to interest expense over the life of the swaps. If we terminate an interest rate swap agreement, the gain or loss is recorded as an adjustment to the basis of the underlying asset or liability and amortized over the remaining life. Cash flows from financial instruments are classified in the Consolidated Statements of Cash Flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

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

CONCENTRATIONS
As of December 31, 1998, we do not have any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact our operations. We also do not have a concentration of available sources of labor, services, or licenses or other rights that could, if suddenly eliminated, severely impact our operations.

RECLASSIFICATIONS
We reclassified certain amounts for previous years to conform with the 1998 presentation.

                                                              AT&T Corp.


2. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

For the Years Ended December 31,                 1998     1997     1996
INCLUDED IN DEPRECIATION AND AMORTIZATION
Amortization of licensing costs              $    192 $    163   $  170
Amortization of goodwill                           76       62       55

INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
Research and development expenses            $    662 $    851   $  822

OTHER INCOME - NET
Interest income                              $    322 $     59   $   49
Minority interests in earnings
  of subsidiaries                                  34      (12)     (12)
Net equity (losses) earnings from investments     (68)      31       48
Officers' life insurance                           63       68       74
Gains on sales *                                  770       97        -
Sale/exchange of other cellular investments       131       75      158
Miscellaneous - net                                (5)     125       88
Total other income - net                     $  1,247 $    443   $  405

DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                         $    197 $    254   $  193

* Includes gains on the sales of AT&T Solutions Customer Care of $350, LIN Television Corp. of $317 and SmarTone Telecommunications Holdings Limited of $103 in 1998 and the sale of AT&T Skynet Satellite Services of $97 in 1997.

SUPPLEMENTARY CASH FLOW INFORMATION

For the Years Ended December 31,                 1998     1997     1996
Interest payments net of
  amounts capitalized                        $    422 $    250   $  372
Income tax payments                             2,881    2,416    2,136

SUPPLEMENTARY BALANCE SHEET INFORMATION

At December 31,                                  1998     1997
PROPERTY, PLANT AND EQUIPMENT
Communications, network and other equipment  $ 44,806 $ 39,240
Buildings and improvements                      7,098    6,810
Land and improvements                             373      386
Total property, plant and equipment            52,277   46,436
Accumulated depreciation                      (25,374) (22,233)
Property, plant and equipment - net          $ 26,903 $ 24,203

OTHER ASSETS
Unamortized goodwill                         $  2,205 $  1,515
Deferred charges                                  484      733
Other                                             714      582
Total other assets                           $  3,403 $  2,830

                                                              AT&T Corp.



3. DISCONTINUED OPERATIONS

On September 20, 1995, AT&T announced a plan, subject to certain conditions, to separate into three independent, publicly held, global companies: communications services (AT&T), communications systems and technologies (Lucent Technologies Inc., "Lucent") and transaction-intensive computing (NCR Corp., "NCR"). In April 1996, Lucent sold 112 million shares of common stock in an initial public offering (IPO), representing 17.6% of the Lucent common stock outstanding. Because of AT&T's plan to spin off its remaining 82.4% interest in Lucent, the sale of the Lucent stock was recorded as an equity transaction, resulting in an increase in AT&T's additional paid-in capital at the time of the IPO. In addition, in connection with the restructuring, Lucent assumed $3.7 billion of AT&T debt in 1996. On September 30, 1996, AT&T distributed to AT&T shareowners of record -- as of September 17, 1996-- the remaining Lucent common stock held by AT&T. The shares were distributed on the basis of 0.324084 of a share of Lucent for each AT&T share outstanding.
  On October 1, 1996, AT&T sold its remaining interest in AT&T Capital Corp. for approximately $1.8 billion, resulting in an after-tax gain of $162, or $0.09 per diluted share.
  On December 31, 1996, AT&T also distributed all of the outstanding common stock of NCR to AT&T shareowners of record as of December 13, 1996. The shares were distributed on the basis of 0.0625 of a share of NCR for each AT&T share outstanding on the record date. As a result of the Lucent and NCR distributions, AT&T's shareowners' equity was reduced by $2.2 billion. The distributions of the Lucent and NCR common stock to AT&T shareowners were noncash transactions totaling $4.8 billion, which did not affect AT&T's results of operations.
    On July 1, 1997, AT&T sold its submarine systems business (SSI) to Tyco International Ltd. for $850, resulting in an after-tax gain of $66, or $0.04 per diluted share.
  On April 2, 1998, AT&T sold AT&T Universal Card Services Inc. (UCS) for $3,500 to Citibank. The after-tax gain resulting from the disposal of UCS was $1,290, or $0.72 per diluted share. Included in the transaction was a co-branding and joint marketing agreement.
In addition, we received $5,722 as settlement of receivables from UCS.
  The consolidated financial statements of AT&T have been restated to reflect the dispositions of Lucent, NCR, AT&T Capital Corp., SSI, UCS and certain other businesses as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of these discontinued operations have been excluded from the respective captions in the Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows, and have been reported through the dates of disposition as "Income from discontinued operations, net of applicable income taxes;" as "Net assets of discontinued operations," and as "Net cash used in discontinued operations" for all periods presented. Gains associated with these sales are reflected as "Gain on sale of discontinued operations."

                                                              AT&T Corp.


    In 1997, we adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Among other provisions, this standard requires that in connection with the transfer of financial assets, liabilities incurred should be measured at fair value and retained interests should be recorded as a portion of the original carrying amount of the transferred financial assets. This standard applies only to UCS and resulted in a substantial benefit to income from discontinued operations in 1997.
  Summarized financial information for discontinued operations is as follows:

          For the Years Ended December 31, 1998       1997       1996
          Revenues                         $365     $1,942    $23,979
          Income(loss) before
            income taxes                     16        150       (180)
          Net income                         10        100        173
          Current assets                      -      7,734
          Total assets                        -      7,808
          Current liabilities*                -      5,602
          Total liabilities*                  -      6,707
          Net assets of discontinued
            operations                     $  -     $1,101

*Current liabilities include $5,224 of debt maturing within one year, and total liabilities include an additional $1,093 of long-term debt at December 31, 1997, both of which were payable to AT&T and repaid by UCS in connection with the sale.

The income (loss) before income taxes includes allocated interest expense of $45 in 1996. Interest expense was allocated to discontinued operations based on a ratio of net assets of discontinued operations to total AT&T consolidated assets. No interest expense was allocated to discontinued operations in 1998 and 1997 due to the immateriality of the amounts; however, UCS recorded direct interest expense of $85, $297 and $383 in 1998, 1997 and 1996, respectively, primarily related to the amounts payable to AT&T.

                                                              AT&T Corp.


4. MERGERS, ACQUISITIONS, VENTURES AND DISPOSITIONS

On December 8, 1998, AT&T and IBM announced a series of strategic agreements under which AT&T will acquire IBM's Global Network business for $5.0 billion in cash, and will enter into outsourcing contracts with each other. IBM will outsource a significant portion of its global networking needs to AT&T. AT&T will outsource certain applications-processing and data-center-management operations to IBM. The transaction, which is subject to regulatory and other approvals, is expected to be completed by mid-1999.

On October 5, 1998, AT&T announced that it had signed a definitive merger agreement to purchase Vanguard Cellular Systems Inc. (Vanguard) in a stock and cash transaction valued at approximately $1,500, including approximately $600 in debt. Under the terms of the agreement, each share of Vanguard stock would be exchanged for either 0.3987 of an AT&T share or $23.00 in cash, at each shareholder's option, subject to the limitation that the overall consideration will consist of 50% AT&T stock and 50% cash. The merger has been approved by the Board of Directors of both AT&T and Vanguard and is subject to various closing conditions including, among other things, the approval by Vanguard shareholders. The transaction is expected to close in the first half of 1999.

AT&T and British Telecommunications plc (BT) announced on July 26, 1998, that they will create a global venture to serve the complete communications needs of multinational companies and the international calling needs of businesses around the world. The venture, which will be owned equally by AT&T and BT, will combine transborder assets and operations of each company, including their existing international networks, all of their international traffic, all of their transborder products for business customers -- including an expanding set of Concert services -- and AT&T's and BT's multinational accounts in selected industry sectors. The formation of the venture is subject to certain conditions, including receipt of regulatory approvals. The transaction is expected to be completed by mid-1999. As a result of the joint venture agreement, AT&T will be required to exit certain operations which may be determined to compete directly with BT. An $85 asset impairment charge was recorded in 1998 primarily for the write-down of unrecoverable assets in certain operations that compete directly with BT. AT&T continues to review the impact of the joint venture agreement on all of its international operations.

On July 23, 1998, AT&T completed the merger with Teleport Communications Group Inc. (TCG), pursuant to an agreement and plan of merger dated January 8, 1998. Each share of TCG common stock was exchanged for 0.943 of AT&T common stock, resulting in the issuance of 181.6 million shares in the transaction. The merger was accounted for as a pooling of interests, and accordingly, AT&T's results of operations, financial position and cash flows have been restated to reflect the merger. In 1998, we recognized $85 of merger-related expenses. Premerger TCG revenues were $455, $494 and $268, and net losses were $118, $223 and $115, for the six months ended June 30, 1998, and for the years ended December 31, 1997 and 1996, respectively. Elimination entries between AT&T and TCG were not material. On April 22, 1998, TCG purchased ACC Corp. (ACC), for an aggregate value of approximately $1,100, including approximately $700 in goodwill.

On March 3, 1998, AT&T sold its 45% common share interest in LIN Television Corp., a subsidiary of LIN Broadcasting Company, for $742 to Hicks, Muse, Tate and Furst Inc. We recognized a pretax gain of $317. Also on March 3, 1998, AT&T sold AT&T Solutions Customer Care to MATRIXX Marketing Inc., a teleservices unit of Cincinnati Bell for $625. AT&T recognized a pretax gain of $350 in 1998 on the sale. In the second quarter of 1998, AT&T sold its interest in SmarTone Telecommunications Holdings Limited. AT&T recognized a pretax gain of $103 on the sale. After taxes, these gains totaled approximately $0.27 per diluted share.

                                                              AT&T Corp.


5. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges of $2,514 for 1998 include $2,999 of restructuring charges recorded in connection with the 1998 cost reduction program partially offset by $940 of related settlement gains and $348 in reversals of 1995 restructuring reserves. Also included in the $2,514 is $718 of asset impairment charges and $85 of TCG merger-related charges.

On January 26,  1998,  AT&T  announced a plan to reduce  headcount  by 15,000 to
18,000 over two years as part of our overall cost reduction program. In connection with this plan, a voluntary retirement incentive program (VRIP) was offered to eligible management employees. Approximately 15,300 management employees accepted the VRIP offer. In connection with this plan, a pretax restructuring charge of $2,724 recorded in the second quarter of 1998 was composed of $2,254 and $169 for pension and postretirement special-termination benefits, respectively, $263 of curtailment losses and $38 of other administrative costs. Partially offsetting these restructuring charges were pretax settlement gains of $940 recorded in the second half of 1998 in connection with the settlement of the pension obligations covering about 13,700 of the total VRIP employees (see Note 8). Also recorded in the second quarter were pretax charges of $125 for related facility costs and $150 for executive-separation costs.

The VRIP offer was extended to management employees below executive level who were participants in the AT&T Management Pension Plan at any time from January 1, 1998, through January 21, 1998, inclusive. The individual had to be either on the active payroll or on an approved leave of absence with a guaranteed right of reinstatement. Additionally, to be eligible for the offer, the management employee had to meet the vesting requirements of the AT&T Management Pension Plan by the date he or she terminates employment.

A description of the various details about the program was distributed in February. In March, eligible employees received a more detailed written overview of the program, and seminars were offered in an effort to reinforce the content of the program. During the first week of April, detailed VRIP offer packages with estimates of employee-specific data were provided to eligible employees and one's irrevocable acceptance was required by May 22, 1998, to be valid. Employee exits were spread over three primary dates in 1998, June 30, September 30, and December 30. As of December 31, 1998, approximately 14,700 employees have terminated employment under the VRIP. The remaining 600 VRIP participants are anticipated to terminate employment in the first quarter of 1999.

                                                              AT&T Corp.


In the fourth quarter of 1995, AT&T recorded a restructuring charge related to the exit of certain businesses. In the second quarter of 1998, we reversed $256 of this 1995 charge primarily as a result of an overlap of 3,400 employees accepting the VRIP offer with those who were already included in the previously established 1995 exit plans. Because the benefit cost of the VRIP offer was greater than AT&T's normal severance cost, AT&T had to increase its restructuring charge. AT&T accounted for this by recording the full charge to reflect the pension and postretirement special-termination benefits for all the employees accepting the VRIP offer and then eliminating the accrual of approximately $200 for the 3,400 employees under the 1995 plan. The balance of the reversal was due to certain reserves which were no longer deemed necessary based on this second-quarter review. An additional reversal of $92 was recorded in the fourth quarter of 1998 related to projects being completed at a cost lower than originally estimated.

The following table displays a rollforward of the activity and balances of the restructuring reserve account from December 31, 1996, to December 31, 1998:

                                                    1997
                                         --------------------------
                            Dec. 31,                                 Dec. 31,
                              1996                                     1997
Type of Cost                 Balance      Additions     Deductions    Balance

Employee separations          $  606          $   -          $(193)      $413
Facility closings                528              -            (94)       434
Other                            254              -           (194)        60
Total                         $1,388          $   -          $(481)      $907
-----------------------------------------------------------------------------

                                                    1998
                                         --------------------------
                            Dec. 31,                                 Dec. 31,
                              1997                                     1998
Type of Cost                 Balance     Additions      Deductions    Balance

Employee separations          $  413          $150           $(445)      $118
Facility closings                434           125            (190)       369
Other                             60             -             (30)        30
Total                         $  907          $275           $(665)      $517
-----------------------------------------------------------------------------
Deductions reflect cash payments of $245 and $308 and noncash utilization of $420 and $173 for 1998 and 1997, respectively. Noncash utilization includes a reversal in 1998 of $348 related to the 1995 restructuring plan and a $100 reversal in 1997 of the pre-1995 balance. Other noncash utilization includes curtailment and transfers to deferred termination accounts for executives.

The remaining liability balance associated with the second quarter 1998 charge of $275 relating to facility costs and executive-separation costs was $194 at December 31, 1998. We believe that the remaining balance is adequate to complete these plans.

The restructuring reserve balance at December 31, 1998, includes $180 associated with the 1995 plan. This remaining balance is primarily related to lease payments extending beyond 1998. In many cases it was more appropriate from an economic standpoint to continue to lease excess space until the lease contract expires than to pay the penalties involved with early termination of the lease. As of December 31, 1998, of the 12,000 management and 5,000 occupational employees included under the 1995 exit plan, approximately 8,100 management and 3,700 occupational employees have been separated. In addition, approximately 3,400 employees left under the 1998 VRIP offer, as discussed above. Certain occupational separations are anticipated to occur during 1999 associated with projects pending completion at December 31, 1998. We believe that the remaining balance is adequate to complete these plans.

                                                              AT&T Corp.


The balance at December 31, 1998, also includes $143 of pre-1995 charges primarily related to excess space in various leased facilities, which we expect to fully utilize over the remaining terms of the leases.

During 1998, AT&T recorded pretax asset impairment charges of $718, of which $633 was associated with the local initiative. Charges of $601 and $32 were recorded in the first and fourth quarters of 1998, respectively, related to our decision not to pursue Total Service Resale (TSR) as a local-service strategy. The Regional Bell Operating Companies have made it extremely difficult to enter the local market under a TSR strategy. After spending several billions of dollars in an attempt to enter this market, it became clear to AT&T that the TSR solution is not economically viable for the short term or the long term. A thorough financial and operational review was performed in the first quarter of 1998 using the criteria described in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." There were minimal revenues associated with TSR, which did not cover the direct costs associated with servicing these customers. In addition, the TSR software was designed and developed to uniquely support the TSR option and cannot be utilized to support other connectivity options. Based on these factors, it was determined that the assets were impaired and accordingly were written off in the first quarter of 1998. The fourth quarter charge was a result of further review of certain other assets associated with the local initiative. It was determined that these assets were impaired and could not be otherwise utilized in connection with the TCG merger. This charge of $633 included $543 for software, $74 for related assets associated with the ordering, provisioning and billing for resold local services and $16 for certain contractual obligations and termination penalties under several vendor contracts that were canceled during the first quarter as a result of this decision. AT&T received no operational benefit from these contracts once this decision was made.

Also reflected in the $718 charge was a fourth-quarter asset impairment charge of $85 primarily related to the write-down of unrecoverable assets in certain international operations in which the carrying value is no longer supported by future cash flows. This charge was made in connection with an ongoing review associated with the upcoming formation of a global joint venture with BT. Pursuant to the joint venture agreement with BT, AT&T will be required to exit certain operations that compete directly with BT.

                                                              AT&T Corp.



6. DEBT OBLIGATIONS

DEBT MATURING WITHIN ONE YEAR
At December 31,                               1998        1997
Commercial paper                            $    -      $3,113
Currently maturing long-term debt            1,083         961
Other                                           88          11
Total debt maturing within one year         $1,171      $4,085
Weighted-average interest rate of
  short-term debt                              5.6%        5.8%

 A consortium of lenders provides revolving-credit facilities of approximately $1 billion to AT&T. These credit facilities are intended for general corporate purposes and were unused at December 31, 1998. In February 1999, we entered into a $7 billion revolving credit-facility with a consortium of 42 lenders. The 364-day facility is intended for general corporate purposes and will support our commercial paper issuances. In addition, we negotiated a $2 billion, 364-day, back-up facility with one institution. This facility will terminate when AT&T issues debt under the registration statement filed in 1999 and after the underlying commercial paper has been repaid.

LONG-TERM OBLIGATIONS
At December 31,                               1998        1997
Interest Rates (a)      Maturities
DEBENTURES AND NOTES (b)
4.38% - 5.63%           1999-2001           $  900      $1,575
6.00% - 7.75%           1999-2025            2,759       3,196
8.00% - 8.85%           1999-2031            2,754       2,756
9.60% - 11.13%          1999-2007               52       1,065
Variable rate           1999-2054               98         115

Total debentures and notes                   6,563       8,707
Other                                           94         189
Less: Unamortized discount-net                  18          78
Total long-term obligations                  6,639       8,818
Less: Currently maturing long-term debt      1,083         961
Net long-term obligations                   $5,556      $7,857

(a) Note that the actual interest paid on our debt obligations may have differed from the stated amount due to our entering into interest rate swap contracts to manage our exposure to interest rate risk and our strategy to reduce finance costs. (See Note 7.) (b) In August 1998, AT&T extinguished $1,046 of TCG debt. This early extinguishment of debt was recorded as an extraordinary loss and resulted in a $217 pretax loss. The after-tax impact was $137, or $0.08 per diluted share. This debt reduction will produce significant savings in interest expense over time.

  This table shows the maturities at December 31, 1998, of the $6,639 in total long-term obligations:

        1999     2000     2001     2002     2003     Later Years
      $1,083     $426     $657     $539      $15          $3,919

                                                              AT&T Corp.


7. FINANCIAL INSTRUMENTS

In the normal course of business we use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. These instruments include letters of credit, guarantees of debt, interest rate swap agreements and foreign currency exchange contracts. Interest rate swap agreements and foreign currency exchange contracts are used to mitigate interest rate and foreign currency exposures. Collateral is generally not required for these types of instruments.
  By their nature, all such instruments involve risk, including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 1998 and 1997, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures. We do not have any significant exposure to any individual customer or counterparty, nor do we have any major concentration of credit risk related to any financial instruments.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions and do not create any additional risk to AT&T.

GUARANTEES OF DEBT
From time to time we guarantee the debt of our subsidiaries and certain unconsolidated joint ventures. Additionally, in connection with restructurings of AT&T in 1996, we issued guarantees for certain debt obligations of AT&T Capital Corp. and NCR. At December 31, 1998 and 1997, respectively, the amount of guaranteed debt associated with AT&T Capital Corp. and NCR was $108 and $120.

                                                              AT&T Corp.


INTEREST RATE SWAP AGREEMENTS
We enter into interest rate swaps to manage our exposure to changes in interest rates and to lower our overall costs of financing. We enter into swap agreements to manage the fixed/floating mix of our debt portfolio in order to reduce aggregate risk to interest rate movements. Interest rate swaps also allow us to raise funds at floating rates and effectively swap them into fixed-rates that are lower than those available to us if fixed-rate borrowings were made directly. These agreements involve the exchange of floating-rate for fixed-rate payments or fixed-rate for floating-rate payments without the exchange of the underlying principal amount. Fixed interest rate payments at December 31, 1998, are at rates ranging from 6.96% to 9.47%. Floating-rate payments are based on rates tied to LIBOR or U.S. treasury bills.
  The following table indicates the types of swaps in use at December 31, 1998 and 1997, and their weighted-average interest rates. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts.

                                               1998      1997
Fixed to variable swaps-notional amount        $461      $422
  Average receive rate                         6.33%     7.54%
  Average pay rate                             5.31%     5.67%
Variable to fixed swaps-notional amount        $241      $249
  Average receive rate                         4.92%     5.70%
  Average pay rate                             7.68%     7.42%

  The weighted-average remaining terms of the swap contracts are two years for 1998 and three years for 1997.

FOREIGN EXCHANGE
We enter into foreign currency exchange contracts, including forward and option contracts, to manage our exposure to changes in currency exchange rates, principally French francs, German marks, British pounds sterling and Japanese yen. The use of these derivative financial instruments allows us to reduce our exposure to the risk of adverse changes in exchange rates on the eventual reimbursement to foreign telephone companies for their portion of the revenues billed by AT&T for calls placed in the United States to a foreign country and other foreign currency payables and receivables. These transactions are generally expected to occur in less than one year.

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

                                                              AT&T Corp.


DERIVATIVES AND OFF BALANCE SHEET INSTRUMENTS

                                       1998          1997
                                     Contract/     Contract/
                                     Notional      Notional
                                      Amount        Amount
Interest rate swap agreements          $702          $671
Foreign exchange:
  Forward contracts                     244           426
  Option contracts                        -             2
Letters of credit                       184            63
Guarantees of debt                      237           242

  The following tables show the valuation methods, the carrying amounts and estimated fair values of material financial instruments.

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

  For debt excluding  capital leases,  the carrying amounts and fair values were
$6,691  and  $7,136,   respectively,   for  1998;   and  $11,875  and   $12,312,
respectively, for 1997.

                                                1998
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.

Interest rate swap agreements          $5    $13      $ -   $19
Foreign exchange
  forward contracts                     7      7       13     4

                                                1997
                                      Carrying         Fair
                                       Amount          Value
                                    Asset   Liab.   Asset  Liab.

Interest rate swap agreements          $3    $10       $5   $31
Foreign exchange
  forward contracts                     -     21        3    33

                                                              AT&T Corp.


8. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

We sponsor noncontributory defined benefit pension plans covering the majority of our employees. Pension benefits for management employees are principally based on career-average pay. Pension benefits for occupational employees are not directly related to pay. Pension trust contributions are principally determined using the aggregate cost method and are primarily made to trust funds held for the sole benefit of plan participants.
We compute pension cost using the projected unit credit method.
  Our benefit plans for current and future retirees include health-care benefits, life insurance coverage and telephone concessions. Postretirement trust contributions are determined using the attained-age-normal cost method for health-care benefits and the aggregate cost method for life-insurance plans.

  The following table shows the components of the net periodic benefit costs:

                                        Pension Benefits           Postretirement Benefits
For the Years Ended December 31,     1998     1997     1996         1998    1997    1996
Service cost-benefits earned
  during the period               $   275  $   305  $   295        $  56   $  56    $ 53
Interest cost on benefit
  obligations                         940      946      861          322     278     263
Amortization of unrecognized
  prior service cost                  135      114       99           (2)     39      42
Credit for expected return on
  plan assets                      (1,570)  (1,371)  (1,195)        (173)   (120)    (99)
Amortization of transition asset     (175)    (181)    (183)           -       -       -
Charges for special termination
  benefits                          2,254        -        -          169       -       -
Net curtailment losses                140        -        -          141       -       -
Net settlement (gains)losses         (921)       5        -            -       -       -
Net periodic benefit cost(credit) $ 1,078  $  (182) $  (123)       $ 513   $ 253    $259

  On January 26,  1998,  we offered a  voluntary  retirement  incentive  program
(VRIP) to employees who were eligible participants in the AT&T Management Pension Plan. Approximately 15,300 management employees accepted the VRIP offer. In connection with the VRIP, we recorded pretax charges for pension and postretirement plan special-termination benefits of $2,254 and $169, respectively. We also recorded pension and postretirement plan pretax charges of $120 and $143, respectively, which are included within net curtailment losses. The special-termination benefits reflect the value of pension benefit improvements and expanded eligibility for postretirement benefits. The VRIP also permitted employees to choose either a total lump-sum distribution of their pension benefits or periodic future annuity payments.
  As of December 31, 1998, approximately 14,700 employees had terminated employment under the VRIP. AT&T has settled the pension obligations covering about 13,700 of these employees, the remainder of which either chose to defer commencing their pension benefits or elected to receive an annuity distribution. Lump-sum pension settlements totaling $4.6 billion, including a portion of the special-pension termination benefits referred to above, resulted in settlement gains of $940 recorded in the second half of 1998. The remaining 600 VRIP participants are anticipated to terminate employment in the first quarter of 1999.

                                                              AT&T Corp.


The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1998 and 1997, and a statement of the funded status at December 31, 1998 and 1997, respectively:

                                             Pension Benefits       Postretirement Benefits
                                           1998          1997          1998          1997
Change in benefit obligations:
Benefit obligation, beginning of year    $14,481       $12,380       $4,356        $3,739
Service cost                                 275           305           56            56
Interest cost                                940           946          322           278
Plan amendments                              324           263          (95)            -
Actuarial losses                           1,609         1,278          258           494
Benefit payments                            (770)         (660)        (227)         (209)
Special termination benefits               2,254             -          169             -
Settlements                               (4,676)          (31)           -             -
Curtailment losses (gains)                     6             -          329            (2)
Benefit obligation, end of year          $14,443       $14,481      $ 5,168       $ 4,356

Change in fair value of plan assets:
Fair value of plan assets, beginning
  of year                                $20,513       $17,680      $ 1,969       $ 1,566
Actual return on plan assets               3,375         3,464          437           358
Employer contributions                       125            60          297           254
Benefit payments                            (770)         (660)        (227)         (209)
Settlements                               (4,676)          (31)           -             -
Fair value of plan assets, end of year   $18,567       $20,513      $ 2,476       $ 1,969

At December 31,
Funded (unfunded) benefit obligation     $ 4,124       $ 6,032      $(2,692)      $(2,387)
Unrecognized net gain                     (3,495)       (4,130)         (36)         (227)
Unrecognized transition asset               (445)         (708)           -             -
Unrecognized prior service cost              961           904           63           166
Net amount recognized                    $ 1,145       $ 2,098      $(2,665)      $(2,448)

                                                              AT&T Corp.


     Our pension plan assets include $85 and $75 of AT&T common stock at December 31, 1998 and 1997, respectively. The following table provides the amounts recognized in our consolidated balance sheets:

                                             Pension Benefits        Postretirement Benefits
At December 31,                             1998          1997         1998          1997
Prepaid pension cost                     $ 2,075       $ 2,156      $     -       $     -
Accrued benefit liabilities               (1,016)         (161)      (2,665)       (2,448)
Intangible asset                              47            70            -             -
Accumulated other comprehensive income        39            33            -             -
Net amount recognized                    $ 1,145       $ 2,098      $(2,665)      $(2,448)

  Our nonqualified pension plan had an unfunded accumulated benefit obligation of $135 and $166 at December 31, 1998 and 1997, respectively. Our postretirement health and telephone concession benefit plans have accumulated postretirement benefit obligations in excess of plan assets. The plans' accumulated postretirement benefit obligations were $4,461 and $3,740 at December 31, 1998 and 1997, respectively, which was in excess of plan assets of $1,408 and $1,108 at December 31, 1998 and 1997, respectively.
  The assumptions used in the measurement of the pension and postretirement benefit obligations are shown in the following table:

                              Pension and Postretirement Benefits
At December 31,                     1998    1997    1996
Weighted-average assumptions:
Discount rate                        6.5%    7.0%    7.5%
Expected return on plan assets       9.5%    9.0%    9.0%
Rate of compensation increase        4.5%    4.5%    5.0%

  We assumed a rate of increase in the per capita cost of covered health-care benefits (the health-care cost trend rate) of 5.6%. This rate was assumed to gradually decline after 1998 to 4.8% by the year 2009 and then remain level. Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point increase or decrease in the assumed health-care cost trend rate would increase or decrease the total of the service and interest-cost components of net periodic postretirement health-care benefit cost by $14 and $12, respectively, and would increase or decrease the health-care component of the accumulated postretirement benefit obligation by $181 and $177, respectively.
  We also sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions amounted to $204 in 1998, $201 in 1997 and $181 in 1996.

                                                              AT&T Corp.



9. STOCK-BASED COMPENSATION PLANS

Under the 1997 Long-Term Incentive Program, which was effective June 1, 1997, we grant stock options, performance shares, restricted stock and other awards. There are 100 million shares of common stock available for grant with a maximum of 15 million common shares that may be used for awards other than stock options. The exercise price of any stock option is equal to the stock price when the option is granted. Generally, the options vest over three years and are exercisable up to 10 years from the date of grant. Under the 1987 Long-Term Incentive Program, which expired in April 1997, we granted the same awards, and on January 1 of each year 0.6% of the outstanding shares of our common stock became available for grant.
  Under the 1997 Long-Term Incentive Program, performance share units are awarded to key employees in the form of either common stock or cash at the end of a three-year period based on AT&T's total shareholder return as measured against a peer group of industry competitors. Under the 1987 Long-Term Incentive Program, performance share units with the same terms were also awarded to key employees based on AT&T's return-on-equity performance compared with a target.
  On August 1, 1997, substantially all of our employees were granted a stock option award to purchase 100 shares representing a total of 12.5 million shares of our common stock. The options vest after three years and are exercisable up to 10 years from the grant date.
  Under the AT&T 1996 Employee Stock Purchase Plan (Plan), which was effective July 1, 1996, we are authorized to issue up to 50 million shares of common stock to our eligible employees. Under the terms of the Plan, employees may have up to 10% of their earnings withheld to purchase AT&T's common stock. The purchase price of the stock on the date of exercise is 85% of the average high and low sale prices of shares on the New York Stock Exchange for that day. Under the Plan, we sold approximately 2 million, 4 million and 3 million shares to employees in 1998, 1997 and 1996, respectively.
  We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our plans. Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for our performance-based and restricted stock awards, Stock Appreciation Rights (SARs), and prior to July 1, 1996, for the stock purchase plan for former McCaw Cellular Communications Inc. employees. Compensation costs charged against income were $157, $110 and $46 in 1998, 1997 and 1996, respectively.

                                                              AT&T Corp.


  A summary of option transactions is shown below:

                                Weighted-          Weighted-          Weighted-
                                  Average            Average            Average
                                 Exercise           Exercise           Exercise
Shares in Thousands         1998    Price      1997    Price      1996    Price
Outstanding at January 1, 73,981   $37.15    50,977   $32.39    50,082   $41.68
Lucent and NCR
  spin-off adjustments         -        -         -        -    22,678        -
Options granted           30,765   $62.53    38,310   $38.97    11,021   $41.27
Options and SARs
  exercised              (12,596)  $32.92   (11,101)  $24.51   (10,760)  $19.10

Options canceled or
  forfeited:
  Lucent and NCR
    spin-offs                  -        -         -        -   (16,179)  $37.25
  Other employee plans    (5,980)  $46.06    (4,205)  $40.09    (5,865)  $36.50

At December 31,
Options outstanding       86,170   $45.68    73,981   $37.15    50,977   $32.39
Options exercisable       23,648   $34.69    22,981   $33.26    28,034   $28.81
Shares available
  for grant               61,225        -    90,345        -    25,856        -

  Effective on the dates of spin-off of Lucent and NCR, AT&T stock options held by Lucent and NCR employees were canceled. For the holders of unexercised AT&T stock options, the number of options was adjusted and all exercise prices were decreased immediately following each spin-off date to preserve the economic values of the options that existed prior to those dates.
  During 1998, 180,940 SARs were exercised and no SARs were granted. At December 31, 1998, 165,841 SARs remained unexercised, all of which were exercisable.

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                                    Options Outstanding               Options Exercisable
                                                           Weighted-
                                                Number       Average   Weighted-           Number   Weighted-
                                        Outstanding at     Remaining     Average   Exercisable at     Average
Range of Exercise                        Dec. 31, 1998   Contractual    Exercise    Dec. 31, 1998    Exercise
Prices                                  (in thousands)          Life       Price   (in thousands)       Price
$ 6.54 - $15.75                                  1,335           4.7      $ 9.23            1,215      $ 8.79
 15.96 -  27.12                                  5,570           4.1       23.01            4,144       24.65
 27.16 -  36.74                                  9,279           5.6       34.77            7,519       34.85
 36.75                                          11,477           8.6       36.75               24       36.75
 36.78 -  39.28                                  3,463           5.4       37.40            2,978       37.27
 39.31                                          14,790           8.1       39.31            3,908       39.31
 39.36 -  47.37                                  8,612           6.9       45.14            3,453       45.58
 47.67 -  63.06                                  9,284           9.3       56.96              391       55.11
 63.16                                          20,879           9.1       63.16               13       63.16
 63.28 -  75.66                                  1,481           9.8       70.44                3       66.81

                                                86,170           7.8      $45.68           23,648      $34.69

                                                              AT&T Corp.



  AT&T has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If AT&T had elected to recognize compensation costs based on the fair value at the date of grant for awards in 1998, 1997 and 1996, consistent with the provisions of SFAS No. 123, AT&T's net income and earnings per common share would have been reduced to the following pro forma amounts:

For the Years Ended December 31,               1998      1997      1996
Income from continuing operations            $5,078    $4,158    $5,385
Income from discontinued operations               7        99       146
Gain on sale of discontinued operations       1,290        66       162
Extraordinary loss                              137         -         -
Net income                                   $6,238    $4,323    $5,693

Earnings per common share-basic:
Continuing operations                        $ 2.85    $ 2.34    $ 3.06
Discontinued operations                           -      0.05      0.08
Gain on sale of discontinued operations        0.73      0.04      0.09
Extraordinary loss                             0.08         -         -
Net income                                   $ 3.50    $ 2.43    $ 3.23

Earnings per common share-diluted:
Continuing operations                        $ 2.82    $ 2.33    $ 3.05
Discontinued operations                           -      0.05      0.08
Gain on sale of discontinued operations        0.72      0.04      0.09
Extraordinary loss                             0.08         -         -
Net income                                   $ 3.46    $ 2.42    $ 3.22

  Without the effect of pro forma costs related to the conversion of options in the Lucent and NCR spin-offs, pro forma income from continuing operations was $5,415, or $3.06 per diluted common share in 1996.
  The pro forma effect on net income for 1998, 1997 and 1996 may not be representative of the pro forma effect on net income of future years because the SFAS No. 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to January 1, 1995.
  The weighted-average fair values at date of grant for options granted during 1998, 1997 and 1996 were $14.63, $9.09 and $13.12, respectively, and were estimated using the Black-Scholes option-pricing model. The weighted-average risk-free interest rates applied for 1998, 1997 and 1996 were 5.33%, 6.16% and 6.11%, respectively. The following assumptions were applied for 1998, 1997 and periods subsequent to the Lucent spin-off through December 31, 1996, respectively: (i) expected dividend yields of 2.1%, 2.2% and 2.8% (ii) expected volatility rates of 23.8%, 21.8% and 21.0% and (iii) expected lives of 4.5 years.

                                                              AT&T Corp.


10. INCOME TAXES

The following table shows the principal reasons for the difference between the effective income tax rate and the U.S. federal statutory income tax rate:

For the Years Ended December 31,             1998      1997      1996
U.S. federal statutory income tax rate         35%       35%       35%
Federal income tax at statutory rate       $2,908    $2,440    $3,044
Amortization of investment tax credits        (13)      (14)      (21)
State and local income taxes, net of
  federal income tax effect                   201       183       273
Amortization of intangibles                    28        23        14
Foreign rate differential                      63       117       131
Taxes on repatriated and accumulated
  foreign income, net of tax credits          (36)      (32)       19
Legal entity restructuring                    (84)        -      (195)
Research credits                              (74)      (63)      (13)
Other differences-net                          79        69       (13)
Provision for income taxes                 $3,072    $2,723    $3,239
Effective income tax rate                    37.0%     39.0%     37.2%

  The U.S. and foreign components of income from continuing operations before income taxes and the provision for income taxes are presented in this table:

For the Years Ended December 31,             1998      1997      1996
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES
United States                              $8,318    $7,090    $8,900
Foreign                                       (11)     (118)     (203)
Total                                      $8,307    $6,972    $8,697

PROVISION FOR INCOME TAXES
CURRENT
  Federal                                  $2,908    $1,561    $2,290
  State and local                             251       194       400
  Foreign                                      41        49        25
                                           $3,200    $1,804    $2,715
DEFERRED
  Federal                                  $ (172)   $  851    $  511
  State and local                              58        89        23
  Foreign                                       -        (5)       11
                                           $ (114)   $  935    $  545
Deferred investment tax credits               (14)      (16)      (21)
Provision for income taxes                 $3,072    $2,723    $3,239

                                                              AT&T Corp.



  The current income taxes payable balance was $1,393 and $434 at December 31, 1998 and 1997, respectively. The increase in the 1998 balance is primarily due to the accrued income taxes recorded in connection with the sale of UCS.
  Deferred income tax liabilities are taxes we expect to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

  Deferred income tax liabilities and assets consist of the following:

At December 31,                                       1998     1997
LONG-TERM DEFERRED INCOME TAX LIABILITIES
  Property, plant and equipment                     $7,324   $6,285
  Investments                                            -      320
  Other                                                776    1,185
Total long-term deferred income tax liabilities     $8,100   $7,790

LONG-TERM DEFERRED INCOME TAX ASSETS
  Business restructuring                            $  134   $  162
  Net operating loss/credit carryforwards              495      487
  Employee pensions and other benefits-net           1,557    1,026
  Reserves and allowances                              126       93
  Investments                                           39        -
  Other                                                556      658
  Valuation allowance                                 (260)    (347)

Total net long-term deferred income tax assets      $2,647   $2,079
Net long-term deferred income tax liabilities       $5,453   $5,711

CURRENT DEFERRED INCOME TAX LIABILITIES
Total current deferred income tax liabilities       $  408   $  177

CURRENT DEFERRED INCOME TAX ASSETS
  Business restructuring                            $   79   $  225
  Employee pensions and other benefits                 346      315
  Reserves and allowances                              896      617
  Other                                                397      272

Total net current deferred income tax assets        $1,718   $1,429
Net current deferred income tax assets              $1,310   $1,252

  At December 31, 1998, we had net operating loss carryforwards (tax-effected) for federal and state income tax purposes of $267 and $119, respectively, expiring through 2013. We also had foreign net operating loss carryforwards (tax-effected) of $82, which have no expiration date, as well as federal tax credit carryforwards of $30, which are not subject to expiration. We recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

                                                              AT&T Corp.


11. COMMITMENTS AND CONTINGENCIES

In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1998. These matters could affect the operating results of any one quarter when resolved in future periods. However, we believe that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements.
    We lease land, buildings and equipment through contracts that expire in various years through 2032. Our rental expense under operating leases was $742 in 1998, $853 in 1997 and $736 in 1996. The following table shows our future minimum lease payments due under noncancelable operating leases at December 31, 1998, which total $3,197. The total of minimum rentals to be received in the future under noncancelable subleases as of December 31, 1998, was $456.

              1999     2000     2001     2002     2003  Later Years
              $493     $450     $383     $320     $275       $1,276

  12. SEGMENT REPORTING

AT&T's results are segmented according to our primary lines of business: business services, consumer services and wireless services. Our business services segment offers a variety of long distance voice and data services to business customers, including domestic and international, inbound and outbound, inter- and intra-LATA toll services, calling card and operator-handled services, and other network enabled services. In addition, the business services segment provides local services, and Web hosting and other electronic-commerce services. Our consumer services segment provides long distance voice services to residential customers. Such services include domestic and international long distance services, inter- and intra-LATA toll services, calling card and operator-handled calling services, and prepaid calling cards. In addition, local service is offered on a limited basis. Other service offerings include messaging, aviation communications and wireless data. Our wireless services segment offers wireless services and products to customers in 850 MHz markets and 1900 MHz markets.

Total assets for our reportable segments include all external assets for each segment. The majority of our deferred taxes and prepaid pension assets are held at the corporate level. Network assets are allocated to the segments based on the prior three years' volumes and are reallocated each January. Interest expense and the provision for income taxes are also held at the corporate level.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). AT&T evaluates performance based on several factors, of which the primary financial measure is earnings, including other income, before interest and taxes (EBIT).

Generally, AT&T accounts for business services' inter-segment telecommunications transactions at market prices.

                                                              AT&T Corp.


We had $4,434, $3,866 and $4,001 of equity investments as of December 31, 1998, 1997 and 1996, respectively, the majority of which were held in the wireless services segment including our investment in AB Cellular. The loss or earnings on these investments were a loss of $16 for 1998, and earnings of $98 and $110 for 1997 and 1996, respectively.


REVENUES

For the Years Ended December 31,         1998         1997        1996
Business services external revenues   $21,808      $21,041     $20,665
Business services internal revenues     1,132          989         826
Total business services revenues       22,940       22,030      21,491

Consumer services external revenues    22,632       23,527      24,184
Wireless services external revenues     5,406        4,668       4,246
   Total reportable segments           50,978       50,225      49,921

Other and corporate (a)                 3,549        2,704       1,892
Eliminations                           (1,304)      (1,352)     (1,125)
   Total revenues                     $53,223      $51,577     $50,688

(a) Included in other and corporate revenues are revenues from TCG including ACC, AT&T Solutions, international operations and ventures and AT&T WorldNetSM.


DEPRECIATION AND AMORTIZATION

For the Years Ended December 31,          1998        1997         1996
Business services                      $ 2,195     $ 1,757      $ 1,098
Consumer services                          717         789          637
Wireless services                        1,050         897          659
  Total reportable segments              3,962       3,443        2,394
Other and corporate                        667         539          425
  Total depreciation and amortization  $ 4,629     $ 3,982      $ 2,819


RECONCILIATION OF EBIT TO INCOME BEFORE INCOME TAXES

For the Years Ended December 31,          1998        1997         1996
Business services                      $ 5,525     $ 4,592      $ 5,215
Consumer services                        6,662       5,094        5,345
Wireless services                          118         265          627
  Total reportable segments' EBIT       12,305       9,951       11,187
Other and corporate EBIT                (3,538)     (2,665)      (2,201)
Elimination of intercompany EBIT           (33)         (7)         128
Interest expense                          (427)       (307)        (417)
  Total income before income taxes     $ 8,307     $ 6,972      $ 8,697

                                                              AT&T Corp.



ASSETS
At December 31,                           1998        1997         1996
Business services                      $18,077     $15,030      $12,274
Consumer services                        6,252       7,923        9,765
Wireless services                       19,341      18,850       17,707
  Total reportable segments             43,670      41,803       39,746
All other segments                       7,565       6,683        5,187
Corporate assets:
  Prepaid pension costs                  2,074       2,156        1,933
  Deferred taxes                         1,156       1,106        1,123
  Net assets of discontinued operations      -       1,101        1,510
  Other corporate assets                 5,085       8,246        7,849
Total assets                           $59,550     $61,095      $57,348


CAPITAL ADDITIONS
For the Years Ended December 31,          1998        1997         1996
Business services                      $ 4,978     $ 4,085      $ 2,538
Consumer services                          457         921        1,867
Wireless services                        2,372       2,158        2,404
  Total reportable segments              7,807       7,164        6,809
Other and corporate                      1,771       1,519          710
Total capital additions                $ 9,578     $ 8,683      $ 7,519

Geographic information is not presented due to the immateriality of revenues attributable to international customers.

Reflecting the dynamics of our business, we are reviewing our management model and structure which will result in adjustments to our segment discussion during 1999. While this is an evolving process, we anticipate changes as follows: The business services segment will be expanded to include the results of TCG and the business portion of AT&T WorldNet, and the consumer services segment will be expanded to include the residential portion of AT&T WorldNet.

                                                              AT&T Corp.



13. NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standard Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This standard is effective for fiscal years beginning after June 15, 1999, though earlier adoption is encouraged and retroactive application is prohibited. For AT&T this means that the standard must be adopted no later than January 1, 2000. Management, based on its current operations and hedging strategies, does not expect the adoption of this standard to have a material impact on AT&T's results of operations, financial position or cash flows.

                                                              AT&T Corp.


  14. QUARTERLY INFORMATION (UNAUDITED)

1998 (1)                              First     Second      Third    Fourth
Revenues                            $12,831    $13,211    $13,653   $13,528
Operating income (loss)               1,404       (459)     3,356     3,186
Income (loss) from continuing
  operations                          1,285       (161)     2,123     1,988
Income from discontinued
  operation                              10          -          -         -
Gain on sale of discontinued
  operation                               -      1,290          -         -
Income before extraordinary loss      1,295      1,129      2,123     1,988
Extraordinary loss                        -          -        137         -
Net income                          $ 1,295    $ 1,129    $ 1,986   $ 1,988

Income (loss) per common share-basic:
    Continuing operations           $   .71    $  (.08)   $  1.19   $  1.13
  Discontinued operation                .01          -          -         -
  Gain on sale of discontinued
    operation                             -        .71          -         -
  Before extraordinary loss             .72        .63       1.19      1.13
  Extraordinary loss                      -          -        .08         -
  Net income                            .72        .63       1.11      1.13

Income (loss) per common share-diluted:
Continuing operations               $   .71    $  (.08)   $  1.17   $  1.12
Discontinued operations                 .01          -          -         -
Gain on sale of discontinued
    operations                            -        .71          -         -
  Before extraordinary loss             .72        .63       1.17      1.12
  Extraordinary loss                      -          -        .07         -
  Net income                            .72        .63       1.10      1.12

Dividends declared                      .33        .33        .33       .33

Stock price*:
  High                              $    68    $    67 1/8 $  60 5/8 $   79
  Low                                    58 3/8     56 7/16   50 1/8     57
  Quarter-end close                      65 3/4     57 1/8    58 7/16    75 3/4

* Stock prices obtained from the Composite Tape

(1) In accordance with SOP 98-1, AT&T recorded pretax benefits of $50, $63, $44 and $42, or about $0.02, $0.03, $0.01 and $0.01 per diluted share, for the first through fourth quarters of 1998, respectively. AT&T adopted SOP 98-1 during 1998 and restated all quarters of 1998 as if the SOP was adopted on January 1, 1998.

                                                              AT&T Corp.



1997                                  First     Second      Third        Fourth
Revenues                            $12,688    $12,896    $13,090       $12,903
Operating income                      1,616      1,482      1,747         1,991
Income from continuing operations     1,043        877      1,078         1,251
Income from discontinued
  operations                             38         31         20            11
Gain on sale of discontinued
  operation                               -          -         66             -
Net income                          $ 1,081    $   908    $ 1,164       $ 1,262

Income per common share-basic:
    Continuing operations           $   .59    $   .49    $   .60       $   .70
  Discontinued operations               .02        .02        .01           .01
  Gain on sale of discontinued
    operation                             -          -        .04             -
  Net income                            .61        .51        .65           .71
Income per common share-diluted:
Continuing operations               $   .59    $   .49    $   .60       $   .69
Discontinued operations                 .02        .02        .01           .01
Gain on sale of discontinued
    operation                             -          -        .04             -
  Net income                            .61        .51        .65           .70

Dividends declared                      .33        .33        .33           .33

Stock price*:
  High                         $   41 7/8 $    38 1/4 $   45 15/16 $    63 15/16
  Low                              34 3/8      30 3/4     34 1/4        43 3/16
  Quarter-end close                34 7/8      35 1/16    44 1/4        61 5/16

* Stock prices obtained from the Composite Tape

                                                              AT&T Corp.



15. SUBSEQUENT EVENTS

On March 9, 1999, the merger with TCI announced on June 24, 1998, closed with each share of TCI Group Series A common stock converted into 0.7757 of AT&T common stock and each share of TCI Group Series B stock converted into 0.8533 of AT&T common stock. AT&T issued approximately 439 million shares for TCI shares, of which 339 million were newly issued shares and 100 million were treasury shares including the shares repurchased in February and March 1999. In addition, TCI combined Liberty Media Group, its programming arm, and TCI Ventures Group, its technology investments unit, to form the new Liberty Media Group. In connection with the closing, the shareowners of the new Liberty Media Group were issued separate tracking stock by AT&T in exchange for the shares held in Liberty Media Group and TCI Ventures Group.

Following is a summary of the pro forma results of AT&T as if the merger had closed effective January 1, 1997:
                                                           For the
                                                       Nine Months       For the
                                                             Ended    Year Ended
                                                     September 30,  December 31,
(Unaudited)                                                   1998          1997
Revenues                                                   $44,375       $58,156
Income from continuing operations*                           1,997         2,101
Net income*                                                  3,160         2,267
Income from continuing operations,
 available to AT&T common shareowners**                      2,603         3,052
Net income available to AT&T common
 shareowners**                                               3,766         3,218
Weighted-average AT&T common shares (millions)               2,135         2,115
Weighted-average AT&T common shares and potential
 common shares (millions)                                    2,215         2,189
Basic earnings per AT&T common share:
 Income from continuing operations                           $1.22         $1.44
 Net income                                                  $1.76         $1.52
Diluted earnings per AT&T common share:
 Income from continuing operations                           $1.18         $1.40
 Net income                                                  $1.70         $1.47

* Income from continuing operations and net income exclude the dividend requirements on preferred stock.

** Income available to AT&T common shareowners excludes the results of the new Liberty Media Group.

On January 8, 1999, we announced a $4 billion share repurchase program. In March 1999, we completed this program with the repurchase of 46.6 million shares.

On February 1, 1999, AT&T announced the formation of a joint venture with Time Warner to offer AT&T branded cable-telephony service to residential and small-business customers over Time Warner's existing cable television systems in 33 states. The service is expected to be piloted in one or two cities in 1999 and begin broader commercial operations in 2000. In addition, the companies agreed to develop other broadband communications services such as video telephony. Under the terms of the agreement, AT&T will own 77.5% of the joint venture and will fund the joint venture's negative cash flow. However, it is anticipated that the joint venture will have positive cash flow and net earnings after three full years of operation. Subject to certain conditions, including definitive documentation and various approvals, the companies expect to close the joint venture in the second half of 1999.

                                                              AT&T Corp.


On January 26, 1999, AT&T filed a registration statement with the Securities and Exchange Commission (SEC) for the offering and sale of up to $10 billion of notes and warrants to purchase notes. AT&T intends to use the proceeds from the sale of the notes and warrants for funding investments in subsidiary companies, capital expenditures, acquisitions of licenses, assets or businesses, refunding of debt and general corporate purposes. The amount and timing of the sales will depend on market conditions and the availability of other funds to AT&T.

On January 8, 1999, AT&T's Board of Directors announced the intention, following the completion of the TCI merger, to declare a three-for-two stock split of AT&T's common stock.

In addition, AT&T announced on January 8, 1999, that it had reached agreements with five TCI affiliates to form separate joint ventures to offer customers advanced communications services. AT&T, which expects to own 51% to 65% of each of these joint ventures, will have long-term exclusive rights to offer communications services over the systems of each of the five operators in return for one-time payments to be made when the systems meet certain performance milestones. AT&T expects to finalize joint ventures with Bresnan Communications, Falcon Cable TV, Insight Communications, InterMedia Partners and Peak Cablevision in early 1999, begin piloting the new services later in the year and then begin commercial operations in 2000.

AT&T (ticker symbol"T") is listed on the New York Stock Exchange, as well as on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges in the United States, and on stock exchanges in Brussels, London, Paris and Geneva.

As of December 31, 1998, AT&T had 1.8 billion outstanding shares, held by more than 3.2 million shareowners.