Form 10-K, Exhibit 13
period 1999-12-31
AT&T CORP
filed 2000-03-27
CIK 5907

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION
In 1999, we made significant strides to transform AT&T and deliver growth. We finalized many of the strategic acquisitions we announced in 1998 and made additional investments to further support our facilities-based growth strategy. We continued to maintain the execution-focused culture of the new AT&T.

One of the most dynamic areas in 1999 was our wireless business. Increasing demand for wireless services and the continued appeal of our Digital One Rate
(sm) plans drove Wireless Services revenue to grow approximately 40% for the year. Throughout 1999 we continued to expand our national footprint. In the second quarter, we completed the acquisition of Vanguard Cellular Systems, which was announced in 1998; in August we closed the acquisition of Honolulu Cellular; and in October we announced the acquisition of American Cellular Corp. through a newly created joint venture between AT&T and Dobson Communications. We capped off the year by proposing the creation of a new class of tracking stock that will reflect the economic performance of the AT&T Wireless Group. While the Wireless Group will remain part of AT&T, the separate tracking stock will provide current shareowners and future investors with a security tied directly to the performance of this business.

As we worked to grow our wireless businesses in 1999, we also started putting the bricks and mortar around our broadband plans - a key component of our overall growth strategy. We completed our $52 billion merger with Tele-Communications, Inc. (TCI) in March, and quickly accelerated the upgrade of the TCI cable plant, which will enable us to develop additional revenue streams from any-distance cable telephony, high-speed data, and digital video. By the end of 1999, TCI, renamed AT&T Broadband, was offering cable telephony in 16 cities within nine pilot markets, digital-video subscribers totaled approximately 1.8 million, and more than 200,000 customers had signed up for high-speed data service. To expand our national cable network beyond AT&T Broadband's systems, we announced in May the $57 billion merger with MediaOne. When the merger is completed in 2000, we will significantly increase our presence in major metropolitan markets across the country with owned and operated cable systems passing more than 26 million homes.

In addition to the accomplishments in our domestic growth initiatives, we also made significant progress in our global strategy. Most notably, we launched Concert - a leading global telecommunications company created through AT&T's joint venture with British Telecommunications plc (BT). Concert represents the core of our global strategy and began serving multinational business customers, international carriers and Internet service providers in January 2000. As part of our relationship with Concert and BT, we also made several in-country facility-based investments during 1999, including AT&T Canada Corp., Rogers Cantel in Canada, and Japan Telecom. We also completed the purchase of IBM Global Network Services and now provide data networking services to businesses around the world as AT&T Global Network Services (AGNS).

[Included in the 1999 Annual Report are pie charts entitled "Revenue Diversification by Product." These charts depict revenue by product for 1998 and 1999.]

In addition to delivering on our domestic and global strategic objectives for 1999, we also achieved the aggressive financial targets we set for the year. We delivered revenue growth of 6.2% on a pro forma basis for the acquisitions of AT&T Broadband and AGNS, hitting our targeted range of 5% to 7%. The majority of the increase came from our growth businesses, showing the success of our investment strategy as it begins to shift our revenue base away from long distance voice revenue. Just one year ago, long distance voice revenue was 75% of our total revenue; in 1999 it dropped to 62%. While long distance is increasingly becoming a commodity, as evidenced by the continued pricing pressures in the industry, its current profitability supports investments in growth businesses. These growth businesses in turn will support the long distance business as we include long distance as a component of a bundle of competitively priced services.

In order to become truly competitive, we must become the low-cost provider in the industry, and therefore, we are continuing our efforts to reduce our cost structure. A year ago, we committed to reducing our 1999 selling, general and administrative (SG&A) expenses to 23% of revenue. We beat that target, delivering an SG&A expense-to-revenue ratio of 21.7% for the year, which translates into approximately $830 million of SG&A expense savings compared with our targets. The fourth quarter came in at just 21.2%. That's a dramatic improvement from 1997, when the SG&A expense-to-revenue ratio for the year was 27.9%. While we've been successful in driving costs out of the business, we still have more to do. We will continue to attack costs and have committed to cutting $2 billion in costs by the end of 2000 by continuing to streamline our SG&A expenses and by lowering our network costs by moving more data, voice and wireless traffic onto our expanding network of global facilities.

Not surprisingly, our success in growing revenue and shrinking costs allowed us to deliver strong cash flow results in 1999, with cash from operations growing to $11.6 billion - up 13.9% from 1998. In 1999, we generated $18.3 billion of reported EBITDA [earnings, including other income (expense), before interest, taxes, depreciation and amortization].

As anticipated, the positive impact of our revenue growth and cost controls on earnings per share was more than offset by the impact of shares issued and the franchise, goodwill and other purchased intangibles amortization associated with our investments and acquisitions. As a result, earnings per diluted share were 10.3% below 1998. We undertook an aggressive stock buyback program to help offset some of the dilutive impacts of these acquisitions, and since the second half of 1998 we've repurchased nearly 220 million shares, at a cost of approximately $10 billion. In 2000, we plan to repurchase another 50 million shares from Cox Communications, Inc., in exchange for cable properties and cash.

We've come a long way in 1999. As the following pages present in further detail, we've made solid progress in our strategy to transform AT&T, and we've delivered on our commitments for growth and expense control. There is still much to be done, but we finished 1999 with pride in our accomplishments and confidence in our ability to sustain the momentum and further accelerate our growth in 2000.

OVERVIEW
AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government agencies. We provide domestic and international long distance, regional, local and wireless communications services, cable television and Internet communication services. AT&T also provides billing, directory and calling-card services to support our communications business.

MERGER WITH TCI
We completed the merger with TCI, renamed AT&T Broadband (Broadband), on March 9, 1999, in an all-stock transaction valued at approximately $52 billion. We issued approximately 664 million shares, of which 149 million were treasury shares that were repurchased in anticipation of the Broadband merger.

The  merger  was  recorded  under  the  purchase   method  of  accounting   and,
accordingly, the results of Broadband have been included with the financial results of AT&T since the date of acquisition. Periods prior to the merger were not restated to include the results of Broadband.

In connection with this transaction, we also issued a separate tracking stock to reflect the economic performance of Liberty Media Group (LMG), Broadband's former programming and technology investment businesses. We issued 1,140 million shares of Liberty Media Group Class A tracking stock (including 60 million shares related to the conversion of convertible notes) and 110 million shares of Liberty Media Group Class B tracking stock. We do not have a controlling financial interest in Liberty Media Group for financial accounting purposes; therefore, our ownership in LMG is reflected as an investment accounted for under the equity method in the AT&T consolidated financial statements. The amounts attributable to LMG are reflected as separate line items "Equity losses from Liberty Media Group" and "Investment in Liberty Media Group and related receivables, net" in the accompanying consolidated financial statements.

Broadband's cable and certain other operations, including its ownership interest in At Home Corporation (Excite@Home) and Cablevision Systems Corp. (Cablevision), but excluding LMG, were combined with the existing operations of AT&T to form the AT&T Common Stock Group (AT&T Group), the economic performance of which is represented by AT&T common stock. References to AT&T common stock do not include the LMG tracking stock.

Ownership of shares of AT&T common stock or Liberty Media Class A or B tracking stock does not represent a direct legal interest in the assets and liabilities of either of the groups, but an ownership of AT&T in total. Each of these shares represents an interest in the economic performance of the net assets of each of these groups. Accordingly, the earnings and losses related to LMG are excluded from earnings available to AT&T Group, and earnings and losses related to AT&T Group are excluded from earnings available to LMG.

Because we account for LMG as an equity investment, revenue, operating expenses, other income (expense), interest expense and provision for taxes for AT&T Group are the same as consolidated AT&T.

The discussion and analysis that follows provides information management believes is relevant to an assessment and understanding of AT&T's consolidated results of operations for the years ended December 31, 1999, 1998 and 1997, and financial condition as of December 31, 1999 and 1998.

FORWARD-LOOKING STATEMENTS
Except for the historical statements and discussions contained herein, statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements concerning future operating performance, AT&T's share of new and existing markets, AT&T's short- and long-term revenue and earnings growth rates, and general industry growth rates and AT&T's performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events, including the adoption and implementation of balanced and effective rules and regulations by the Federal Communications Commission (FCC) and the state public regulatory agencies, and AT&T's ability to achieve a significant market penetration in new markets. These forward-looking statements are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED RESULTS OF OPERATIONS
For the Years Ended December 31,          1999      1998     1997
Dollars in millions
(except per share amounts)

Operating income                       $10,859    $7,487   $6,836

Operating income margin                   17.4%     14.1%   13.3%

Income from continuing operations       $3,428    $5,235   $4,249

Net income                              $3,428    $6,398   $4,415

Per AT&T Group common share - basic:
  Income from continuing operations     $ 1.77    $ 1.96   $ 1.59
  Income from discontinued operations        -         -     0.03
  Gains on sales of discontinued
   operations                                -      0.48     0.03
  Extraordinary loss                         -      0.05        -
  AT&T Group earnings                   $ 1.77    $ 2.39  $  1.65

Per AT&T Group common share - diluted:
  Income from continuing operations     $ 1.74    $ 1.94   $ 1.59
  Income from discontinued operations        -         -     0.03
  Gains on sales of discontinued
   operations                                -      0.48     0.03
  Extraordinary loss                         -      0.05        -
  AT&T Group earnings                   $ 1.74    $ 2.37   $ 1.65

Liberty Media Group loss per share:
  Basic and diluted                     $ 1.61    $    -    $   -

Our results include certain items that affect comparability from year to year. We quantify the impact of these items in order to explain our results on a comparable basis. These items include the 1999 acquisitions of Broadband and AT&T Global Network Services (AGNS), net restructuring and other charges, significant gains on sales of businesses [discussed in other income (expense) discussion] and the impact of a change in tax rules. The net restructuring and other charges, gains on sales of businesses, change in tax rules and the impact of our investments in Excite@Home and Cablevision are collectively referred to as "restructuring and other charges, and certain gains and losses." We discuss our results excluding the impact of our investments in Excite@Home and Cablevision since these businesses have financial information publicly available and their results can be reviewed independently of AT&T's results.

Following is a summary of the approximate diluted earnings per share (EPS) impact of the above items for 1999 and 1998:
 ..Net restructuring and other charges of $0.37 in 1999 and $0.59 in 1998; ..Gains on sales of businesses of $0.07 in 1999 and $0.18 in 1998;
 ..A loss of $0.18 reflecting the earnings impact of our investments in
      Excite@Home and Cablevision in 1999; and ..A $0.02 benefit in 1999 from changes in tax rules with respect to the utilization of acquired net operating losses.

Operating income, on a reported basis, increased 45.0% in 1999 compared with 1998; excluding net restructuring and other charges, operating income increased 23.6%. Operating income margin (operating income as a percent of revenue) was 17.4% in 1999 compared with 14.1% in 1998. Operating income margin, excluding net restructuring and other charges, was 19.8% in 1999 compared with 18.8% in 1998. These operational improvements were due to revenue growth and operating expense efficiencies.

EPS from continuing operations attributable to AT&T Group on a diluted basis declined 10.3% in 1999 to $1.74, compared with 1998. The decline was primarily due to the impact of the Broadband and AGNS acquisitions, including the impact of shares issued and equity losses of Excite@Home and Cablevision. Partially offsetting these declines was increased income from the remaining operations due to revenue growth and operating expense efficiencies as well as lower net restructuring and other charges. Excluding the restructuring and other charges, and certain gains and losses, EPS was $2.20 per diluted share in 1999, a decrease of 6.4%, or $0.15, over the prior year. The decrease in operational earnings in 1999 was primarily due to the impacts of the acquisitions of Broadband and AGNS.

Excluding the impacts of both Broadband and AGNS, operational EPS for 1999 was $3.08, an increase of 31.1%, or $0.73, compared with 1998. The increase was primarily due to higher revenue combined with improving margins resulting from cost efficiencies.

Operating income, on a reported basis, increased 9.5% in 1998 compared with 1997; excluding net restructuring, exit and other charges, in 1998 and 1997, operating income increased 42.2%.

Results for 1997 include net restructuring and other charges, and a gain from a sale of a business, which resulted in an approximate $0.01 EPS benefit on a diluted basis. In addition, 1998 included a benefit from the 1998 adoption of a new accounting standard related to the capitalization of internal-use software. EPS from continuing operations was $1.94 per diluted share in 1998, an increase of 22.0% from 1997. Excluding the impact of the 1998 and 1997 restructuring and other charges, and certain gains and losses, EPS was $2.30 per diluted share in 1998, an increase of $0.72, or 45.6%, compared with 1997. Cost control initiatives and higher revenue were the primary drivers of the operational increases.

For the Years Ended December 31,              1999      1998      1997
Dollars in millions
REVENUE
Business Services                          $25,102   $23,611   $22,331
Consumer Services                           21,972    22,885    23,690
Wireless Services                            7,627     5,406     4,668
Broadband                                    4,871         -         -
Other and Corporate                          2,819     1,321       888
Total revenue                              $62,391   $53,223   $51,577

Total revenue increased 17.2%, or $9,168 million, in 1999 compared with the prior year. Revenue for 1999 included Broadband and AGNS revenue from their respective dates of acquisition. Excluding the impact of these acquisitions, 1999 revenue increased 5.8% to $56,307 million. This increase was fueled by growth in wireless, business data, business domestic long distance voice and outsourcing revenue, partially offset by the continued decline of consumer long distance voice revenue. Adjusting 1999 and 1998 to reflect the revenue of Broadband and AGNS for a full year in both periods, 1999 pro forma revenue increased 6.2% to $64,141 million from $60,394 million in 1998.

Long distance voice revenue as a percent of total revenue declined to approximately 62% in 1999, compared with approximately 75% and 79% in 1998 and 1997, respectively. We expect this percentage to continue to decline as data, Internet, wireless and outsourcing revenue continue to grow and as long distance prices continue to decrease, resulting in a more diversified portfolio.

Total revenue in 1998 increased $1,646 million, or 3.2%, compared with 1997, led by business data, wireless and outsourcing revenue. Improvements in these areas were partially offset by a decline in consumer long distance revenue and reduced revenue due to the sale of AT&T Solutions Customer Care (ASCC) in 1998.

Revenue by segment is discussed in more detail in the segment results section.

OPERATING EXPENSES
For the year, operating expenses totaled $51,532 million, an increase of 12.7% from $45,736 million in 1998. In 1998, operating expenses increased 2.2% from $44,741 million in 1997. Operating expenses for 1999 reflect Broadband and AGNS expenses from their respective dates of acquisition. In addition, operating expenses in 1999 and 1998 included $1,506 million and $2,514 million, respectively, of net restructuring and other charges. Operating expenses in 1997 included a $160 million charge to exit the two-way messaging business and a $100 million benefit from the reversal of pre-1995 restructuring reserves. Excluding the impact of the acquisitions of Broadband and AGNS and net restucturing and other charges, 1999 operating expenses increased $198 million, or 0.5%, and 1998 operating expenses decreased 2.8%.

[Included in the 1999 Annual Report are pie charts entitled "Margin and Expenses as a Percent of Revenue." These charts depict margin and expenses (excluding net restructuring and other charges) as a percent of revenue for 1997 and 1999.]

For the Years Ended December 31,        1999      1998      1997
Dollars in millions
Access and other interconnection     $14,686   $15,328   $16,350

Access and other interconnection expenses are the charges we pay to connect calls on the facilities of local exchange carriers and other domestic service providers, and fees we pay foreign telephone companies (international settlements) to connect calls made to foreign countries. These charges represent payments to these carriers for shared and dedicated facilities and switching equipment used to connect our network with their networks. These costs declined $642 million, or 4.2%, in 1999 and $1,022 million, or 6.3%, in 1998 compared with the prior year. These declines were primarily driven by mandated reductions in per-minute access rates in 1999 and 1998 and lower international settlement rates resulting from our negotiations with international carriers. Additionally, we continue to manage these costs through more efficient network usage. These reductions were partially offset by volume growth, increased per-line charges (Primary Interexchange Carrier Charges) and Universal Service Fund contributions. Since most of these charges are passed through to the customer, the per-minute access-rate reductions and the increases in per-line charges and the Universal Service Fund have generally resulted in an offsetting impact on revenue. Broadband and AGNS do not have any access and other interconnection expenses, therefore the results are the same excluding Broadband and AGNS.

For the Years Ended December 31,          1999      1998      1997
Dollars in millions
Network and other costs of services    $14,385   $10,495   $10,038

Network and other costs of services expenses include the costs of operating and maintaining our networks, costs to support our outsourcing contracts, fees paid to other wireless carriers for the use of their networks (off-network roaming), the provision for uncollectible receivables, programming and licensing costs for cable services, costs of wireless handsets sold and other service-related costs. These costs increased $3,890 million, or 37.1%, in 1999 compared with 1998, largely due to the Broadband and AGNS acquisitions. Excluding these acquisitions, network costs increased $428 million, or 4.1%, in 1999, a slight improvement compared with the 4.5% increase in 1998. The growing wireless subscriber base primarily drove the increase in both years, largely attributable to the success of AT&T Digital One Rate service, which has resulted in higher off-network roaming charges, costs of handsets and provision for uncollectible receivables. The increase in costs of handsets reflects not only the higher number of handsets sold, but the increased cost per unit as customers migrate or sign up for digital service. Costs to support growth in outsourcing contracts also contributed to the increase. Partially offsetting the 1999 increase were network cost-control initiatives, lower per-call compensation expense due to a favorable FCC ruling in 1999, lower provision for uncollectible receivables in Consumer and Business Services and lower gross receipts and property taxes. The 1998 increase was partially offset by lower provision for uncollectible receivables in Business Services, lower expenses as a result of the sale of ASCC in the first quarter of 1998 and the impact of a 1997 charge to write-down the two-way messaging business.

For the Years Ended December 31,           1999       1998      1997
Dollars in millions
Selling, general and administrative     $13,516    $12,770   $14,371

Selling, general and administrative (SG&A) expenses increased $746 million, or 5.8%, in 1999 compared with 1998. This increase was due to the Broadband and AGNS acquisitions. Excluding these expenses, SG&A expenses declined $529 million, or 4.2%. Reductions in consumer long distance acquisition-program spending resulted in lower marketing and sales expenses. In 1999 we continued our efforts to achieve a best-in-class cost structure with companywide cost-control initiatives, which yielded an improving cost structure. These decreases were partially offset by increased costs in Wireless Services to support the growing subscriber base. SG&A expenses as a percent of revenue were 21.7% in 1999, 24.0% in 1998 and 27.9% in 1997. We expect SG&A expenses as a percent of revenue to continue to decline as we continue to focus on controlling our expenses and prioritizing our spending. In addition, we expect to realize a larger pension credit in 2000 resulting from a higher pension trust asset base and an increase in the discount rate used to measure the pension and postretirement obligations.

[Included in the 1999 Annual Report is a bar graph entitled "Cost Structure Improvements - SG&A Expenses as a Percent of Revenue" showing SG&A expenses as a percent of revenue for the eight quarters ended December 31, 1999.]

SG&A expenses declined $1,601 million, or 11.1%, in 1998 compared with 1997. The decrease was primarily due to savings from cost-control initiatives, such as headcount reductions and a $221 million SG&A expense benefit from the 1998 adoption of a new accounting pronouncement related to the capitalization of internal-use software (Statement of Position 98-1). Also contributing to the decrease in SG&A expenses was a decline in marketing and sales costs relating to lower customer acquisition costs in Consumer Services. These declines were partially offset by increases in wireless customer acquisition and migration costs and increased costs associated with preparing our computer systems for conversion of the calendar to the Year 2000 (Y2K project).

Also included in SG&A expenses were $550 million, $513 million and $633 million of research and development (R&D) expenses in 1999, 1998 and 1997, respectively. R&D expenditures are mainly for work on advanced communications services and projects aimed at Internet protocol (IP) services. The increase in R&D expenses in 1999 was due to costs associated with launching Concert, the acquisition of Broadband and development spending on business data services and IP. These increases were largely offset by lower R&D spending on development projects for consumer products. The decline in R&D expenses in 1998 was mainly due to the redeployment of resources in support of the Y2K project.

For the Years Ended December 31,         1999       1998      1997
Dollars in millions
Depreciation and other amortization    $6,138     $4,378    $3,728

Depreciation and other amortization expenses increased $1,760 million, or 40.2%, in 1999. Approximately one-half of the increase was due to the acquisitions of Broadband and AGNS. Excluding these acquisitions, depreciation and other amortization expenses increased $879 million, or 20.1%, in 1999. Depreciation and other amortization expenses increased $650 million, or 17.4%, in 1998 compared with 1997. Growth in the depreciable asset base resulting from continued infrastructure investment drove the increase in both years. Total capital expenditures for 1999, 1998 and 1997 were $13.5 billion, $8.0 billion and $7.7 billion, respectively. Approximately three-quarters of 1999 capital expenditures focused on our growth businesses of broadband, data, wireless, local and AT&T Solutions. More than half of the capital expenditures in 1998 were related to the long distance network, including the completion of the SONET (Synchronous Optical Network) buildout. These expenditures expanded network capacity, reliability and efficiency. In addition, in 1998 we invested in our local network to expand our switching and transport capacity and invested to expand our wireless footprint.

For the Years Ended December 31,                1999       1998      1997
Dollars in millions
Amortization of goodwill, franchise costs
and other purchased intangibles               $1,301     $  251    $  254

Amortization of goodwill, franchise costs and other purchased intangibles increased $1,050 million in 1999 compared with 1998 primarily due to the acquisition of Broadband and, to a lesser extent, AGNS. Franchise costs represent the value attributable to the agreement with local authorities that allow access to homes in Broadband's service areas. Other purchased intangibles arising from business combinations primarily included customer lists and licenses. In addition to the amortization of goodwill reflected here, we also have amortization of goodwill associated with our nonconsolidated investments recorded as a component of other income (expense). This amortization totaled $495 million, $52 million and $66 million in 1999, 1998 and 1997, respectively.

Net Restructuring and Other Charges

During 1999, we recorded $1,506 million of net restructuring and other charges, which had an approximate $0.37 impact on earnings per diluted share.

A $594 million in-process research and development charge was recorded reflecting the estimated fair value of research and development projects at Broadband, as of the date of the acquisition, which had not yet reached technological feasibility or that have no alternative future use. The projects identified related to Broadband's efforts to offer voice over IP, product-integration efforts for advanced set-top devices, cost-savings efforts for cable telephony implementation and in-process research and development related to Excite@Home. We estimated the fair value of in-process research and development for each project using an income approach, which was adjusted to allocate fair value based on the project's percentage of completion. Under this approach, the present value of the anticipated future benefits of the projects was determined using a discount rate of 17%. For each project, the resulting net present value was multiplied by a percentage of completion based on effort expended to date versus projected costs to complete.

The charge associated with voice over IP technology, which allows voice telephony traffic to be digitized and transmitted in IP data packets, was $225 million as of the date of the acquisition. Current voice over IP equipment does not yet support many of the features required to connect customer premises equipment to traditional phone networks. Further technical development is also needed to ensure voice quality that is comparable to conventional circuit-switched telephony and to reduce the power consumption of the IP telephony equipment. We anticipate that we will test IP telephony equipment for field deployment in late 2000.

The charge associated with Broadband's product-integration efforts for advanced set-top devices, which will enable us to offer next-generation digital services, was $114 million as of the date of acquisition. The associated technology consists of the development and integration work needed to provide a suite of software tools to run on the digital set-top box hardware platform. It is anticipated that field trials will begin in mid 2000 for next-generation digital services.

The charge associated with Broadband's cost-savings efforts for cable telephony implementation was $101 million as of the date of the acquisition. Telephony cost reductions primarily consist of cost savings from the development of a "line of power switch," which allows Broadband to cost effectively provide power for customer telephony equipment through the cable plant. This device will allow us to provide line-powered telephony without burying the cable line to each house. The device currently requires further development in order to reach an acceptable level of reliability. We expect to test and deploy devices by the end of 2000.

Additionally, the in-process research and development charge related to Excite@Home was valued at $154 million. During the second quarter of 1999, we ceased to consolidate Excite@Home and began to account for our investment under the equity method of accounting due to certain corporate governance changes, which resulted in AT&T no longer holding a controlling financial interest. Accordingly, we will no longer report on the in-process research and development projects of Excite@Home.

Although there are significant technological issues to overcome in order to successfully complete the acquired in-process research and development, we expect successful completion. We estimate the costs to complete the identified projects will not have a material impact on our results of operations. If, however, we are unable to establish technological feasibility and produce commercially viable products/services, then anticipated incremental future cash flows attributable to expected profits from such new products/services may not be realized.

A $531 million asset impairment charge was primarily recorded in association with the planned disposal of wireless network equipment resulting from a program to increase capacity and operating efficiency of our wireless network. As part of a multivendor program, contracts are being executed with certain vendors to replace significant portions of our wireless infrastructure equipment in the western United States and the metropolitan New York markets. The program will provide Wireless Services with the newest technology available and allow us to evolve to new, third-generation digital technology, with high-speed data capabilities.

The planned disposal of the existing wireless infrastructure equipment required an evaluation of asset impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" to write-down these assets to their fair value, which was estimated by discounting the expected future cash flows of these assets through the date of disposal. Since the assets will remain in service from the date of the decision to dispose of these assets to the disposal date, the remaining net book value of the assets will be depreciated over this period.

A $145 million charge for restructuring and exit costs was recorded as part of AT&T's initiative to reduce costs by $2 billion by the end of 2000. The restructuring and exit plans primarily focus on the maximization of synergies through headcount reductions in Business Services and network operations, including the consolidation of customer-care and call centers.

Included in the exit costs was $142 million of cash termination benefits associated with the separation of approximately 2,800 employees as part of voluntary and involuntary termination plans. Approximately one-half of the separations were management employees and one-half were nonmanagement employees. Approximately 1,700 employee separations related to involuntary terminations and approximately 1,100 related to voluntary terminations. Nearly 80% of the affected employees have left their positions as of December 31, 1999, and the remaining employees will leave the company in early 2000. Termination benefits of $40 million were paid in the fourth quarter of 1999. This cash outlay was primarily funded through cash from operations. The balance of the cash termination payments are expected to be paid in the first quarter of 2000.

The restructuring initiative is projected to yield cash savings of approximately $250 million per year, as well as EBIT [earnings, including other income (expense), before interest and taxes] savings of approximately $200 million in 2000 and nearly $400 million per year thereafter. We expect increased spending in growth businesses will largely offset these cash and EBIT savings. The EBIT savings, primarily attributable to reduced personnel-related expenses, will be realized in SG&A expenses and network and other costs of services. EBIT savings in 2000 are expected to be partially offset by accelerated depreciation expense. However, depreciation expense in subsequent years will be lower related to the 1999 write-off of Wireless Services' assets.

In addition, our continuing efforts to reduce costs by $2 billion by the end of 2000 and the planned merger with MediaOne may require further charges for exit and separation plans, which we expect to have finalized in the first half of 2000.

We also recorded net losses of $307 million related to the government-mandated disposition of certain international businesses that would have competed directly with Concert, and $50 million related to a contribution agreement Broadband entered into with Phoenixstar, Inc., that requires Broadband to satisfy certain liabilities owed by Phoenixstar and its subsidiaries. The remaining obligation under this contribution agreement is $26 million. In addition, we recorded benefits of $121 million related to the settlement of pension obligations for former employees who accepted AT&T's 1998 voluntary retirement incentive program (VRIP) offer.

During 1998, we recorded $2,514 million of net restructuring and other charges, which had an approximate $0.59 impact on earnings per diluted share. The bulk of the charge was associated with a plan to reduce headcount by 15,000 to 18,000 over two years as part of our overall cost-reduction program. In connection with this plan, the VRIP was offered to eligible management employees. Approximately 15,300 management employees accepted the VRIP offer. A restructuring charge of $2,724 million was composed of $2,254 million and $169 million for pension and postretirement special-termination benefits, respectively, $263 million of curtailment losses and $38 million of other administrative costs. We also recorded charges of $125 million for related facility costs and $150 million for executive-separation costs. These charges were partially offset by benefits of $940 million as we settled pension benefit obligations for 13,700 of the total VRIP employees. In addition, the VRIP charges were partially offset by the reversal of $256 million of 1995 business restructuring reserves primarily resulting from the overlap of VRIP on certain 1995 projects.

Also included in the 1998 net restructuring and other charges were asset impairment charges totaling $718 million, of which $633 million was related to our decision not to pursue Total Service Resale (TSR) as a local service strategy. We also recorded an $85 million asset impairment charge related to the write-down of unrecoverable assets in certain international operations in which the carrying value is no longer supported by future cash flows. This charge was made in connection with the review of certain operations that would have competed directly with Concert.

Additionally, $85 million of merger-related expenses were recorded in 1998 in connection with the Teleport Communications Group Inc. (TCG) merger, which was accounted for as a pooling of interests. Partially offsetting these charges in 1998 was a $92 million reversal of the 1995 restructuring reserve. This reversal reflects reserves that were no longer deemed necessary. The reversal primarily included separation costs attributed to projects completed at a cost lower than originally anticipated. Consistent with the three-year plan, the 1995 restructuring initiatives were substantially completed by the end of 1998.

For the Years Ended December 31,            1999      1998      1997
Dollars in millions
Other income (expense)                     $(501)   $1,247      $443

Other income (expense) was an expense of $501 million in 1999 compared with income of $1,247 million in 1998. The significant decrease is due to higher net losses from investments, largely due to Excite@Home and Cablevision, and lower gains on sales. Gains on sales in 1999 included $153 million from Language Line Services, $88 million from WOOD-TV and $110 million from the sale of a portion of our ownership interest in AT&T Canada. Gains on sales in 1998 included $350 million from AT&T Solutions Customer Care, $317 million from LIN Television Corp. (LIN-TV) and $103 million from SmarTone Telecommunications Holdings Limited (SmarTone). Distributions on trust preferred securities in 1999 and higher interest income in 1998 as a result of the proceeds received from the sale of Universal Card Services (UCS) also contributed to the decrease.

Other income (expense) increased $804 million in 1998 due primarily to gains on sales in 1998 as well as increased interest income on our higher cash balance. These increases were partially offset by lower earnings from equity investments and a gain in 1997 on the sale of AT&T Skynet Satellite Services (Skynet) of $97 million.

For the Years Ended December 31,         1999       1998        1997
Dollars in millions
EBIT                                  $10,358     $8,734      $7,279

EBIT increased $1,624 million, or 18.6%, in 1999. EBIT was impacted by restructuring and other charges, and certain gains and losses, as well as the acquisitions of Broadband and AGNS. Excluding these items, EBIT increased $2,805 million, or 26.8%, to $13,283 million in 1999. The improvement in EBIT was due to increased revenue combined with an improving cost structure. EBIT for 1998 increased $1,455 million, or 20.0%. Excluding restructuring and other charges, and certain gains and losses, EBIT increased $3,037 million, or 41.9%. This increase in EBIT was driven by higher revenue, the benefit of our SG&A expense cost-cutting initiatives and lower international settlement rates.

For the Years Ended December 31,         1999       1998        1997
Dollars in millions
Interest expense                       $1,651       $427        $307

Interest expense increased $1,224 million in 1999 due to a higher average debt balance associated with our acquisitions, including debt outstanding for Broadband at the date of acquisition. Interest expense increased $120 million in 1998. After the sale of UCS on April 2, 1998, interest expense associated with debt previously attributed to UCS was reclassified from discontinued operations to continuing operations since we did not retire all of this debt. This reclassification is the primary reason for the increase in 1998.

For the Years Ended December 31,         1999         1998        1997
Dollars in millions
Provision for income taxes             $3,257       $3,072      $2,723

The effective income tax rate is the provision for income taxes as a percent of income from continuing operations before income taxes. The effective income tax rate was 48.7% in 1999, 37.0% in 1998 and 39.0% in 1997. The effective income tax rate for AT&T Group was 37.4% in 1999, 37.0% in 1998 and 39.0% in 1997. The 1999 effective tax rate for AT&T Group was impacted by the in-process research and development charge, which was not tax deductible, and a change in the net operating loss utilization tax rules that resulted in a $75 million reduction in the valuation allowance and the income tax provision. In addition, the 1999 effective tax rate reflects tax benefits associated with investment dispositions, legal entity restructurings and other tax planning strategies. The effective tax rate for 1998 was impacted by the pooling of TCG's historical results, which did not include tax benefits on preacquisition losses, and the effects of certain foreign legal entity restructurings and investment dispositions.

Discontinued Operations Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of AT&T reflect the dispositions of UCS, which was sold on April 2, 1998, and AT&T's submarine systems business (SSI), which was sold on July 1, 1997, as discontinued operations. Accordingly, the revenue, costs and expenses, and cash flows of these businesses have been excluded from the respective captions in the Consolidated Statements of Income and Consolidated Statements of Cash Flows, and have been reported through their respective dates of disposition as "Income from discontinued operations," net of applicable income taxes; and as "Net cash provided by (used in) discontinued operations." As of December 31, 1998, all businesses previously reported as discontinued operations have been disposed of; therefore, there was no impact to the Consolidated Balance Sheets presented. Gains associated with these sales are recorded as "Gains on sales of discontinued operations," net of applicable taxes.

Extraordinary Items
In August 1998, AT&T extinguished $1,046 million of TCG's debt. The $217 million pretax loss on the early extinguishment of debt was recorded as an extraordinary loss. The after-tax impact was $137 million, or $0.05 per diluted share.

[Included in the 1999 Annual Report is a bar graph entitled "Revenue by Segment." The graph depicts revenue of Business Services, Consumer Services, Wireless Services, and Other and Corporate for the three-years ended December 31, 1999. It also depicts the revenue of Broadband for 1999.]

SEGMENT RESULTS

In support of the services we provide, we segment our results by the business units that support our primary lines of business: Business Services, Consumer Services, Wireless Services and Broadband. A fifth category, Other and
Corporate, comprises the results of all other units of AT&T Group, including corporate staff functions. We supplementally discuss AT&T Solutions and International Operations and Ventures, which are both included in the Other and Corporate category. Although not a segment, we also discuss the results of LMG.

The discussion of segment results includes  revenue;  earnings,  including other income (expense), before interest and taxes (EBIT); earnings, including other income (expense), before interest, taxes, depreciation and amortization (EBITDA); total assets; and capital additions. The discussion of EBITDA for Wireless Services and Broadband is modified to exclude other income (expense). Total assets for each segment include all assets, except intercompany receivables. Prepaid pension assets and corporate-owned or leased real estate are generally held at the corporate level and therefore are included in the Other and Corporate group. Shared network assets are allocated to the segments and reallocated each January, based on two years of volumes. Capital additions for each segment include capital expenditures for property, plant and equipment, acquisitions of licenses, additions to nonconsolidated investments, increases in franchise costs and additions to internal-use software.

EBIT is the primary measure used by AT&T's chief operating decision makers to measure AT&T's operating results and to measure segment profitability and performance. AT&T calculates EBIT as operating income plus other income (expense). In addition, management also uses EBITDA as a measure of segment profitability and performance, and is defined as EBIT plus depreciation and amortization. Interest and taxes are not factored into the profitability measure used by the chief operating decision makers; therefore, trends for these items are discussed on a consolidated basis. Management believes EBIT is meaningful to investors because it provides analysis of operating results using the same measures used by AT&T's chief operating decision makers and provides a return on total capitalization measure. We believe EBITDA is meaningful to investors as a measure of each segment's liquidity consistent with the measure utilized by our chief operating decision makers. In addition, we believe that both EBIT and EBITDA allow investors a means to evaluate the financial results of each segment in relation to AT&T. Our calculation of EBIT and EBITDA may or may not be consistent with the calculation of these measures by other public companies. EBIT and EBITDA should not be viewed by investors as an alternative to generally accepted accounting principles (GAAP) measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity. In addition, EBITDA does not take into account changes in certain assets and liabilities that can affect cash flow.

Reflecting the dynamics of our business, we continually review our management model and structure. In 2000, we anticipate changes to our segments as follows:
The Business Services segment will be expanded to include the results of AT&T Solutions, and Broadband results will be expanded to include the operations of MediaOne upon the completion of the merger. The Wireless Services segment will be expanded to include fixed wireless technology and certain international wireless investments.

BUSINESS SERVICES
Our Business Services segment offers a variety of global communications services including long distance, local and data and IP networking to small and medium-sized businesses, large domestic and multinational businesses and government agencies. Business Services is also a provider of voice, data and IP transport to service resellers (wholesale services).

For the Years Ended December 31,                   1999       1998       1997
Dollars in millions
External revenue                                $23,540    $22,706    $21,520
Internal revenue                                  1,562        905        811
  Total revenue                                  25,102     23,611     22,331
EBIT                                              6,131      5,007      4,047
EBITDA                                            9,079      7,395      5,902
Capital additions                                 7,145      5,952      4,547

At December 31,                                    1999       1998
Total assets                                    $25,107    $21,415

REVENUE
In 1999, Business Services revenue grew $1,491 million, or 6.3%, driven by data and IP services, domestic long distance voice services and local services. Total calling volumes increased approximately 25% for the year. Revenue in 1998 increased $1,280 million, or 5.7%, led by growth in data services.

Data services, which is the transportation of data rather than voice along our network, grew at a high-teens rate in 1999 and at a mid-teens rate for 1998. Growth in each period was led by the continued strength of frame relay and high-speed private line, both of which are high-speed data-transmission services. On average in 1999, we added approximately 230 more net frame ports per month as compared with 1998. Also contributing to the revenue increase in 1999 was significant growth in IP services, such as AT&T WorldNet Services and virtual private network (VPN) services.

Long distance voice revenue grew at a low single-digit rate in both 1999 and 1998. The continued strength of volumes, as evidenced by a high-teens growth rate for 1999 and a near-teens growth rate for 1998, was largely mitigated by a declining average price per minute. The average price per minute has declined due to competitive forces within the industry that are expected to continue. Also impacting the average price per minute was a change in product mix, which in 1999 was largely attributable to an increase in our wholesale business sales, which had a lower rate per minute. Revenue in 1998 was also impacted by reductions in access costs that were passed on to customers in the form of lower rates.

Local voice service revenue grew more than 50% in 1999. During 1999, AT&T added more than 626,000 access lines, with the total reaching 1.3 million by the end of the year. Access lines enable AT&T to provide local service to customers by allowing direct connection from customer equipment to the AT&T network. AT&T serves more than 36,000 buildings in 89 metropolitan statistical areas (MSAs), with just over 5,800 of the buildings on-network (buildings where AT&T owns the fiber that runs into the building). At the end of 1998, we served approximately 20,000 buildings in 83 MSAs, with about 5,200 buildings on-network.

[Included in the 1999 Annual Report is a bar graph entitled "Access Lines." The graph depicts the number of access lines for the eight quarters ended December, 31 1999.]

Business Services internal revenue increased $657 million, or 72.5%, in 1999. The increase is the result of greater sales of business long distance services to other AT&T units, primarily AT&T Solutions (including the impact of AGNS) and Wireless Services, which resell such services to their external customers.

EBIT/EBITDA
EBIT rose $1,124 million, or 22.5%, and EBITDA grew $1,684 million, or 22.8%, in 1999. Excluding 1999 restructuring and exit costs, EBIT increased 24.4% to $6,226 million and EBITDA increased 24.1% to $9,174 million. These increases were driven by revenue growth combined with margin improvement resulting from ongoing cost-control initiatives. The increase in EBIT was offset somewhat by increased depreciation and amortization expenses resulting from increased capital expenditures aimed at data, IP and local services.

EBIT increased $960 million, or 23.7%, and EBITDA increased $1,493 million, or 25.3%, in 1998. The increases were driven by growth in revenue and the benefits reaped from cost-cutting initiatives. Partly offsetting the increase in EBIT and EBITDA in 1998 was the gain on the sale of Skynet, recorded in 1997. In addition, the EBIT improvements were partially offset by increased depreciation and amortization expenses correlated to the continued high levels of capital expenditures.

OTHER ITEMS
Capital additions increased $1,193 million and $1,405 million in 1999 and 1998, respectively. Spending in all periods reflects Business Services' portion of AT&T's investment to enhance our long distance network (including the data network) and spending on AT&T's local network.

Total assets increased $3,692 million, or 17.2%, at December 31, 1999, compared with December 31, 1998. The increase was primarily due to net increases in property, plant and equipment as a result of capital additions.

CONSUMER SERVICES
Our Consumer Services segment provides to residential customers a variety of any-distance communications services including long distance, local toll (intrastate calls outside the immediate local area) and Internet access. In addition, Consumer Services provides prepaid calling-card and operator-handled calling services. Local phone service is also provided in certain areas. The costs associated with the development of fixed wireless technology are included in the Consumer Services segment results.

For the Years Ended December 31,                 1999        1998        1997
Dollars in millions

Revenue                                       $21,972     $22,885     $23,690
EBIT                                            7,968       6,568       4,922
EBITDA                                          8,845       7,298       5,694
Capital additions                                 859         526       1,010

At December 31,                                  1999        1998
Total assets                                  $ 6,823     $ 6,561

REVENUE
In 1999, Consumer Services revenue decreased $913 million, or 4.0%, on a mid single-digit decline in volumes. Revenue in 1998 fell $805 million, or 3.4%, on a low single-digit decline in volumes. Excluding AT&T WorldNet Services, revenue decreased 4.4% for 1999 and was down 3.8% in 1998. The declines in both years reflect the ongoing competitive nature of the consumer long distance industry, which has resulted in pricing pressures and a loss of customers. Also negatively impacting revenue growth was product substitution and market migration away from direct dial and calling card to rapidly growing wireless services. The entry of the Regional Bell Operating Companies (RBOCs) into the long distance market is expected to increase competitive pressures in 2000.

Demonstrating our commitment to providing customers with choice, simplicity and competitive rates, we introduced in August 1999 the AT&T One Rate(R) 7 cents offer, a simple, convenient calling plan that allows customers to make long distance calls 24 hours a day, seven days a week for 7 cents a minute. The offer has been extremely well received. At the end of 1999, we had enrolled more than
5.0 million customers, with more than 60% of those customers electing to bundle their 7-cent long distance with AT&T's local toll service. Approximately one-third of the customers enrolled in the 7-cent plan were new AT&T long distance customers.

AT&T WorldNet Services revenue increased 41.2% to $301 million in 1999, and 78.9% to $213 million in 1998. AT&T WorldNet Services served 1.5 million residential customers as of December 31, 1999, an increase of 29.5% over 1998. At December 31, 1998, AT&T WorldNet Services served 1.1 million residential customers, an increase of 22.3% over 1997.

EBIT/EBITDA
EBIT grew $1,400 million, or 21.3%, and EBITDA grew $1,547 million, or 21.2%, in 1999. Adjusted to exclude the 1999 gain on the sale of the Language Line Services business and 1999 restructuring and exit costs, EBIT increased 19.1% to $7,823 million, and EBITDA increased 19.2% to $8,700 million. On this basis, EBIT margin improved to 35.6% in 1999 from 28.7% in the prior year. The EBIT and EBITDA growth for the year is reflective of ongoing cost-reduction efforts, particularly in marketing spending, as well as lower negotiated settlement rates.

For 1998, EBIT increased $1,646 million, or 33.4%, and EBITDA increased $1,604 million, or 28.2%. These increases were primarily driven by reduced SG&A expenses, largely due to AT&T's focus on high-value customers, which has led to lower spending on customer-acquisition and retention programs.

OTHER ITEMS
Capital additions increased $333 million, or 63.3%, in 1999, primarily due to increased spending on internal-use software to add more functionality to our services, in support of AT&T WorldNet Services subscriber growth and for fixed wireless equipment. In 1998, capital additions declined $484 million, or 47.9%. The decrease was primarily due to a decrease in the allocation of shared network assets due to lower consumer volumes as a percent of total volumes.

Total assets grew $262 million, or 4.0%, during 1999. The increase in total assets was primarily associated with the purchase of SmarTalk Tele-Services, Inc., in 1999. Also contributing to the growth were capital additions, offset somewhat by lower accounts receivable, as a result of lower revenue.

WIRELESS SERVICES
Our Wireless Services segment offers wireless voice and data services and products to customers in our 850 megahertz (cellular) and 1900 megahertz (Personal Communications Services, or PCS) markets. Wireless Services also includes certain interests in partnerships and affiliates that provide wireless services in the United States and internationally, aviation communications services and the results of our messaging business through the October 2, 1998, date of sale.

For the Years Ended December 31,                 1999        1998       1997
Dollars in millions

Revenue                                       $ 7,627     $ 5,406    $ 4,668
EBIT                                             (474)        182        366
EBITDA excluding other income (expense)           640         947        964
Capital additions                               2,598       2,321      2,071

At December 31,                                  1999        1998
Total assets                                  $22,478     $19,115

REVENUE
Wireless Services revenue grew $2,221 million, or 41.1%, in 1999 compared with 1998. Wireless Services' 1999 results include Vanguard Cellular Systems, Inc.

(Vanguard), since its acquisition in May 1999, and 1998 results include Wireless' messaging business until its sale on October 2, 1998. Adjusted to exclude both Vanguard and the messaging business, revenue grew to $7,304 million, up 39.0% for the year. The strength in revenue was driven by consolidated subscriber growth and higher average monthly revenue per user
(ARPU), which demonstrates the continued successful execution of AT&T's wireless strategy of targeting and retaining high-value subscribers, expanding our national wireless footprint, focusing on digital service and offering simple rate plans.

AT&T Digital One Rate service, the first national, one-rate wireless service plan that eliminated separate roaming and long distance charges, significantly contributed to the increases in both subscribers and ARPU. For 1999, ARPU was approximately $66, an increase of 14.2% over 1998. Consolidated subscribers grew 33.4% to approximately 9.6 million at December 31, 1999. This included approximately 700,000 subscribers from our acquisition of Vanguard and 125,000 subscribers from our August 1999 acquisition of Honolulu Cellular Telephone Company (Honolulu). Total subscribers, including partnership markets in which AT&T does not own a controlling interest, were nearly 12.2 million at the end of 1999. We continue to rapidly migrate customers to digital service, which we believe improves capital efficiency, lowers network operating costs and allows us to offer higher quality services. At the end of 1999, 79.2% of consolidated subscribers were being provided digital service, compared with 60.7% at the end of 1998. Including partnership markets, digital subscribers represented 77.1% of customers, compared with 54.9% at the end of 1998.

[Included in the 1999 Annual Report is bar graph entitled "Average Monthly Revenue per User (ARPU) and Consolidated Subscribers." The graph depicts ARPU and consolidated subscribers for each quarter of 1998 and 1999.]

Wireless Services revenue grew $738 million, or 15.8%, in 1998. Adjusted to exclude the messaging business, 1998 revenue increased 17.2% compared with 1997. The increase was primarily driven by the strong response to AT&T Digital One Rate service, which was rolled out in May 1998, and a full-year impact in 1998 of eight new 1900 megahertz markets that were launched in the second half of 1997.

As of December 31, 1998, we had 7.2 million consolidated subscribers, an increase of 20.3% from December 31, 1997. Digital subscribers represented 60.7% of the consolidated subscribers, up from 29.3% at December 31, 1997. Including partnership markets, 54.9% of the 9.6 million total subscribers were being provided digital service at December 31, 1998.

EBIT/EBITDA
During 1999, EBIT decreased $656 million. Excluding a $529 million asset impairment charge recorded in 1999, and the gain on the sale of SmarTone in 1998, EBIT decreased $24 million, or 31.4%, for the year. This decline was primarily driven by higher network operations costs, principally off-network roaming expenses as well as greater customer-acquisition and customer-care costs associated with the rapid growth of subscribers. Higher depreciation and amortization of a larger wireless asset base, coupled with lower earnings from our equity investments, also contributed to the EBIT decline. These impacts to EBIT were partly offset by revenue growth.

EBITDA,  excluding  other  income  (expense),  decreased  $307  million in 1999.
EBITDA, excluding other income (expense) and the asset impairment charge, increased $222 million, or 23.4%. On this basis, EBITDA was favorably impacted by revenue growth, partially offset by higher off-network roaming expenses, as well as the rise in customer-acquisition and customer-care spending related to subscriber growth.

Off-network roaming expenses continue to negatively impact AT&T Wireless Services' results. However, compared with 1998, our average incollect rate per minute has declined 18.2%. The decline in incollect rates is expected to continue in 2000. Initiatives have been introduced to address off-network costs, including aggressively capturing more minutes on the AT&T network through capital expansion within existing and new markets, acquisitions and affiliate launches. Intercarrier roaming rates have declined significantly as a result of renegotiated roaming agreements and the deployment of Intelligent Roaming Database (IRDB) technology, which assists in identifying favorable roaming partners in areas not included in our wireless network.

In 1998, EBIT decreased 50.1%, and EBITDA, excluding other income (expense), fell 1.8%. Adjusted to exclude the 1998 gain on the sale of SmarTone and a charge in 1997 related to the write-down of our two-way messaging business, EBIT fell $447 million, or 84.8%. The decline in EBIT was primarily attributable to higher costs associated with a growing subscriber base, higher depreciation and amortization expenses due to our growing asset base and lower earnings from our equity investments. These declines were partially offset by growth in revenue. EBITDA, excluding other income (expense) and the 1997 two-way messaging charge, declined $97 million, or 9.3%, primarily due to greater costs associated with a growing subscriber base partially offset by revenue growth.

OTHER ITEMS
Capital additions increased by $277 million in 1999 and $250 million in 1998. The buildout of the 1900 megahertz markets was substantially completed in 1997. Since then, spending has focused on increasing the capacity and quality of our national wireless network in existing markets as well as the expansion of our national footprint.

Total assets increased $3,363 million, or 17.6%, from December 31, 1998. This increase was primarily due to increases in goodwill, licensing costs, and property, plant and equipment associated with our acquisitions of Vanguard and Honolulu. Capital expenditures and increased accounts receivable resulting from the growth in revenue also contributed to the 1999 increase in total assets.

BROADBAND
Our Broadband segment offers a variety of services through our cable broadband network, including traditional analog video and new services such as digital cable and AT&T@Home, our high-speed cable Internet access service. Also included in this segment are the operations associated with developing and installing the infrastructure that supports broadband telephony.

For the 10 Months Ended December 31,            1999
Dollars in millions
Revenue                                      $ 4,871
EBIT                                          (2,276)
EBITDA excluding other income (expense)          645
Capital additions                              4,759

At December 31,                                 1999
Total assets                                 $56,536

REVENUE
From the date of acquisition through December 31, 1999, Broadband revenue was $4,871 million. Broadband ended the year with 11.4 million basic cable customers, passing approximately 19.7 million homes, and had approximately 1.8 million digital-cable customers. Broadband's high-speed cable Internet service, AT&T@Home, ended 1999 with approximately 207,000 customers.

Broadband's telephony pilot market initiatives are progressing on schedule. As of the end of 1999, we had introduced broadband telephony service to customers in 16 cities within nine pilot markets and had nearly 8,300 broadband telephony customers. The markets include the California Bay Area (including Fremont), Chicago, Dallas, Denver, Pittsburgh, Seattle, Salt Lake City, St. Louis and Portland, Oregon.

EBIT/EBITDA
Since the date of acquisition, EBIT for 1999 was a deficit of $2,276 million and EBITDA, excluding other income (expense), was $645 million. Included in Broadband's results was a $594 million in-process research and development charge and a $50 million charge relating to a contribution agreement entered into by Broadband to satisfy certain liabilities of Phoenixstar. In addition, our equity ownership in Excite@Home and Cablevision negatively impacted Broadband's 1999 EBIT by $942 million.

OTHER ITEMS
Broadband's capital additions for 1999, since the date of acquisition, were $4,759 million. In 1999, spending was largely directed toward cable-distribution systems, focusing on the upgrade of cable plants. Capital additions also included contributions to various nonconsolidated investments.

OTHER AND CORPORATE
This group reflects the results of AT&T Solutions, our outsourcing and network management business, International Operations and Ventures, other corporate operations, corporate staff functions and elimination of transactions between segments. Included in AT&T Solutions are the results of AGNS, which was acquired for cash in phases throughout 1999.

For the Years Ended December 31,                  1999       1998      1997
Dollars in millions

Revenue                                        $ 2,819    $ 1,321   $   888
EBIT                                              (991)    (3,023)   (2,056)
EBITDA                                            (273)    (2,547)   (1,587)
Capital additions                                1,798        779     1,055

At December 31,                                   1999       1998
Total assets                                   $20,002    $12,459

REVENUE
For 1999, revenue increased $1,498 million, or 113.4%. Excluding the results of AGNS, the majority of which was acquired in April 1999, revenue for the year increased $285 million, or 21.5%. The increase was primarily driven by the continued strength of AT&T Solutions' outsourcing business, and growth in International Operations and Ventures. These increases were partially offset by the increase in the elimination of intercompany revenue and the sale of AT&T Solutions Customer Care (ASCC) in 1998. The elimination of revenue and profit generated by the sale of services between segments is primarily the result of sales of business long distance services to other AT&T units. For the year, intercompany revenue eliminated was $1,585 million, an increase of 62.5% from 1998. This increase can be attributed to the rise in Business Services' sales to AT&T Solutions (including the impact of AGNS) and Wireless Services.

Revenue increased $433 million, or 48.8%, in 1998. This revenue growth was primarily due to increases in International Operations and Ventures, and AT&T Solutions, partially offset by revenue of ASCC, which we sold in 1998.

EBIT/EBITDA
EBIT and EBITDA deficits in 1999 improved $2,032 million, or 67.2%, and $2,274 million, or 89.3%, respectively. Adjusted to exclude the impacts of gains on sales of AT&T Canada and WOOD-TV in 1999 and ASCC and LIN-TV in 1998, and net
restructuring and other charges in both 1999 and 1998, EBIT improved $217 million, or 18.6%, to a deficit of $959 million in 1999. On the same basis, EBITDA improved $460 million, or 65.8%, to a deficit of $240 million. The increases can be attributed to improvements in the operating performance of International Operations and Ventures, benefits from ongoing cost-control initiatives and the sales of miscellaneous investments. Negatively impacting the improvements in EBIT and EBITDA was less interest income due to a lower cash balance and distributions on trust preferred securities.

In 1998, the EBIT and EBITDA deficits increased 47.1% and 60.8%, respectively, over 1997. Adjusted to exclude restructuring and other charges recorded in 1998, gains on the 1998 sales of ASCC and LIN-TV and the 1997 restructuring reserve reversal, EBIT improved $980 million, or 45.4%, to a deficit of $1,176 million, and EBITDA improved $987 million, or 58.4%, to a deficit of $700 million in 1998. This was primarily due to lower corporate overhead related to headcount reductions and lower employee benefit costs, higher interest income associated with a larger cash balance, and improvements in the operating performance of AT&T Solutions and International Operations and Ventures.

OTHER ITEMS
Capital additions increased $1,019 million in 1999 and decreased $276 million in 1998. Additional spending in 1999 reflected increased international equity investments that support our global strategy. The decrease in 1998 reflected fewer international equity investments compared with 1997.

Total assets increased $7,543 million at December 31, 1999, primarily due to the acquisition of AGNS.

SUPPLEMENTAL DISCLOSURES

AT&T SOLUTIONS
AT&T Solutions is composed of the Solutions outsourcing unit, the internal AT&T Information Technology Services unit and the recently acquired AT&T Global Network Services (AGNS). The results of AT&T Solutions are included in the Other and Corporate group.

For the Years Ended December 31,                    1999      1998      1997
Dollars in millions
Revenue                                           $3,120    $1,098     $ 824
EBIT                                                 (12)       31      (151)
EBITDA                                               482       307       135
Capital additions                                    384       280       289

At December 31,                                     1999      1998
Total assets                                      $7,064   $ 1,023

REVENUE
AT&T Solutions revenue for 1999 rose $2,022 million, or 184.1%. Adjusted to exclude the impact of the acquisition of AGNS, revenue grew $531 million, or

48.3%, to $1,629 million. For 1998 revenue grew 33.2% to $1,098 million. Throughout both 1999 and 1998, revenue strength was associated with the signing of new contracts as well as the expansion of services provided to existing clients.

AT&T Solutions, with more than 30,000 clients, including IBM, CitiGroup, Bank One, McGraw-Hill, United Health Group, Textron, JP Morgan, Merrill Lynch, MasterCard International and the State of Texas General Services Commission, has the potential for more than $11 billion in outsourcing revenue over the life of signed contracts. During the fourth quarter of 1999, AT&T Solutions signed multimillion dollar contracts with General Motors and Delphi Automotive Systems. Also, in January 2000, AT&T Solutions signed a contract with Acer, the world's third-largest manufacturer of personal computers, its first global agreement with a non-U.S.-based multinational corporation.

EBIT/EBITDA
For 1999, EBIT declined $43 million and EBITDA improved $175 million. Adjusted to exclude the impact of AGNS, EBIT improved $61 million, or 192.0%, and EBITDA improved $85 million, or 27.4%. For 1998, EBIT improved $182 million, or 120.7%, and EBITDA improved $172 million, or 127.7%. For both periods, revenue growth combined with margin improvement resulting from ongoing cost-control initiatives drove the EBIT and EBITDA improvements.

OTHER ITEMS
Capital additions increased $104 million in 1999 and declined slightly in 1998. Increased spending in 1999 related to AGNS' purchases of client-support equipment. Spending in 1998 and 1997 was directed primarily toward the AT&T information-technology infrastructure.

Total assets increased $6,041 million, or 590.4%, at December 31, 1999, primarily due to goodwill and other intangible assets associated with the purchase of AGNS and increased accounts receivable.

INTERNATIONAL OPERATIONS AND VENTURES
International Operations and Ventures includes AT&T's consolidated foreign operations such as frame relay services in the United Kingdom, international carrier services and international online services. However, bilateral international long distance traffic is not included here; it is included in our Business and Consumer Services segments. The earnings or losses of AT&T's nonconsolidated international joint ventures and alliances, such as Alestra in Mexico, AT&T Canada Corp., Rogers Cantel in Canada and Japan Telecom, are also included. The results of International Operations and Ventures are included in the Other and Corporate group.

For the Years Ended December 31,                  1999       1998       1997
Dollars in millions

Revenue                                         $1,228     $1,083      $ 712
EBIT                                              (316)      (333)      (399)
EBITDA                                            (252)      (264)      (338)
Capital additions                                1,095        155        496

At December 31,                                   1999       1998
Total assets                                    $2,777     $1,915

REVENUE
International Operations and Ventures revenue grew $145 million, or 13.5%, during 1999 and $371 million, or 52.1%, in 1998. International carrier services and frame relay services volume increases drove revenue growth in both years. In addition, nearly one-half of the revenue growth in 1998 can be attributed to the 1998 purchase of ACC Corp. During 1998, we streamlined our operations by divesting certain nonstrategic businesses. Such streamlining, which continued in 1999, along with the exit from additional businesses that would have competed directly with Concert, negatively impacted our revenue growth in 1999.

EBIT/EBITDA
EBIT and EBITDA improved $17 million and $12 million, respectively, during 1999. Excluding restructuring and other charges, and certain gains and losses in 1999 and 1998, EBIT improved $131 million, or 52.9%, to a deficit of $117 million, and EBITDA improved $126 million, or 70.5%, to a deficit of $53 million, for the year. Such improvements can be attributed to the continued restructuring of international operations, which included the disposition of certain nonstrategic investments. Also contributing to the growth was the improving financial performance in other ventures and alliances, international carrier services and frame relay services. Negatively impacting EBIT and EBITDA were costs incurred during 1999 related to the launch of Concert.

EBIT improved $66 million and EBITDA improved $74 million in 1998 compared with 1997. Excluding an asset impairment charge recorded in 1998, EBIT improved $151 million, or 38.0%, to a deficit of $248 million, and EBITDA improved $159 million, or 47.1%, to a deficit of $179 million, compared with 1997. The EBIT and EBITDA improvements were primarily due to revenue increases and AT&T's efforts to streamline its international operations and exit nonstrategic and unprofitable businesses.

OTHER ITEMS
Capital additions in 1999 increased $940 million over 1998, to $1,095 million, driven by increased investments in nonconsolidated subsidiaries, such as AT&T Canada and Japan Telecom. Capital additions decreased $341 million in 1998 compared with 1997. The decrease was primarily due to the high level of spending in 1997, which was directed toward the funding of start-up ventures.

Total assets were $2,777 million at December 31, 1999, compared with $1,915 million at December 31, 1998. The increase was primarily due to investments in nonconsolidated subsidiaries, partially offset by the divestment of certain nonstrategic businesses.

LIBERTY MEDIA GROUP
Liberty Media Group (LMG) produces, acquires and distributes entertainment, educational and informational programming services through all available formats and media. LMG is also engaged in electronic retailing services, direct marketing services, advertising sales relating to programming services, infomercials and transaction processing. Losses from LMG were $2,022 million from the date of acquisition through December 31, 1999.

LIQUIDITY
For the Years Ended December 31,                  1999      1998       1997
Dollars in millions
CASH FLOW OF CONTINUING OPERATIONS:
  Provided by operating activities             $11,635   $10,217    $ 8,501
  (Used in) provided by investing activities   (27,043)    3,582     (6,755)
  Provided by (used in) financing activities    13,272   (11,049)    (1,540)

EBITDA                                         $18,292   $13,415    $11,327

In 1999, net cash provided by operating activities of continuing operations increased $1,418 million. The increase was primarily driven by an increase in net income excluding the noncash impact of depreciation and amortization, restructuring and other charges, and the impact of losses from our equity investments. Partially offsetting this source was an increase in accounts receivable, driven by higher revenue, and an increase in our 1999 tax payments primarily related to the 1998 gain on the sale of UCS. The increase in net cash provided by operating activities in 1998 was primarily due to an increase in operational net income from continuing operations.

AT&T's investing activities resulted in a net use of cash of $27,043 million for 1999, compared with a net source of cash of $3,582 million for 1998. During 1999, AT&T used $14.3 billion for capital expenditures and other additions, contributed $5.5 billion of cash to LMG, purchased AGNS for $4.9 billion and loaned $1.5 billion to MediaOne to pay termination fees to Comcast Corporation (Comcast). During 1998, we received $5.7 billion as settlement of a receivable in conjunction with the sale of UCS as well as $3.5 billion in proceeds from the sale. Also in 1998, we received a total of $1.6 billion in proceeds from the sales of LIN-TV, ASCC and SmarTone. Our capital spending of $7.8 billion partially offset these 1998 sources of cash. During 1997, the primary use of cash was in connection with capital spending of $7.6 billion.

During 1999, net cash provided by financing activities was $13,272 million compared with cash used in financing activities of $11,049 million for 1998. During 1999, AT&T received $8.4 billion in cash from 1999 bond issuances, $10.2 billion from the issuance of commercial paper and short-term debt, and $5.0 billion from the issuance of convertible securities and warrants to Microsoft Corporation (Microsoft). Significant uses of cash were $3.9 billion for the repurchase of AT&T common stock, $2.8 billion to retire long-term debt, and $2.7 billion to pay dividends on common stock. In 1998, cash used in financing activities was largely attributable to the pay down of commercial paper and debt, and the repurchase of approximately $3 billion of AT&T common stock. The AT&T common stock repurchased in 1998 and 1999 was reissued in connection with the Broadband acquisition. Cash used in financing activities in 1997 was primarily for the payment of dividends on common stock.

AT&T has $4.6 billion of registered notes and warrants to purchase notes available for public sale under a registration statement filed with the Securities and Exchange Commission. AT&T may sell notes under this registration statement based on market conditions. The board of directors recently authorized us to increase our long-term borrowing capacity by $10 billion. This would bring total notes available for public or private sale to $14.6 billion. Proceeds from the potential sale of private or publicly-placed notes and warrants will be used for funding investments in subsidiary companies, acquisitions of licenses, assets or businesses and general corporate purposes. In addition, we will receive funds from the initial public offering of AT&T Wireless tracking stock, which is expected to take place in the first half of 2000.

In 2000, we expect cash generated from operations to be the primary source of funding for our dividend requirements and capital expenditures. Since the majority of debt maturing within one year is commercial paper and debt with an original maturity of one year or less, we expect to fund repayments of these with other short-term borrowings.

At December 31, 1999, we had a 364-day, $7 billion revolving-credit facility with a consortium of 42 lenders. We also had additional 364-day, revolving-credit facilities of $3 billion. These lines were for commercial paper back-up and were unused at December 31, 1999. In addition, we had a $20 billion commitment from multiple lenders with credit agreements to be finalized upon consummation of the proposed merger with MediaOne. In February 2000, we negotiated the syndication of a new 364-day, $10 billion facility. As a result, the $3 billion credit facilities and the commitments associated with the $20 billion syndication terminated. Also in February 2000, the $7 billion revolving-credit facility expired.

[Included in the 1999 Annual Report is a chart entitled "EBITDA." The chart depicts EBITDA on an as reported basis and an operational basis, which excludes restructuring and other charges, and certain gains and losses, over the eight quarters ended December 31, 1999.]

EBITDA [earnings, including other income (expense), before interest, taxes, depreciation and amortization] is a measure of our ability to generate cash flow and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA increased $4,877 million, or 36.4%, to $18,292 million in 1999 compared with 1998. EBITDA increased $2,088 million, or 18.4%, to $13,415 million in 1998 compared with 1997. Excluding Broadband, AGNS, restructuring and other charges, and certain gains and losses, EBITDA increased 24.5% to $18,873 million in 1999 from $15,159 million in 1998. The increase was primarily due to increased revenue and an improving cost structure. Excluding restructuring and other charges, and certain gains and losses, EBITDA increased 33.2% in 1998 compared with 1997, primarily as a result of our cost-reduction efforts coupled with higher revenue.

RISK MANAGEMENT
We are exposed to market risk from changes in interest and foreign exchange rates, as well as changes in equity prices associated with affiliate companies. On a limited basis, we use certain derivative financial instruments, including interest rate swaps, options, forwards, equity hedges and other derivative contracts, to manage these risks. We do not use financial instruments for trading or speculative purposes. All financial instruments are used in accordance with board-approved policies.

We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and also to lower our overall borrowing costs. We monitor our interest rate risk on the basis of changes in fair value. Assuming a 10% downward shift in interest rates at December 31, 1999 and 1998, the fair value of interest rate swaps and the underlying hedged debt would have changed by $3 million in both periods. Assuming a 10% downward shift in interest rates at December 31, 1999 and 1998, the fair value of unhedged debt would have increased by $938 million and $290 million, respectively.

We use forward and option contracts to reduce our exposure to the risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk related to reimbursements to foreign telephone companies for their portion of the revenue billed by AT&T for calls placed in the United States to a foreign country. In addition, we are also subject to foreign exchange risk related to other foreign-currency-denominated transactions. As of December 31, 1999, we had a net unrealized loss on forward contracts of $27 million. As of December 31, 1998, we had a net unrealized gain on forward contracts of $9 million. Unrealized gains and losses are calculated based on the difference between the contract rate and the rate available to terminate the contracts. We monitor our foreign exchange rate risk on the basis of changes in fair value. Assuming a 10% appreciation in the U.S. dollar at December 31, 1999 and 1998, the fair value of these contracts would have resulted in additional unrealized losses of $29 million and $20 million, respectively. Because these contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying firmly committed or anticipated transactions.

We use equity hedges to manage our exposure to changes in equity prices associated with stock appreciation rights of affiliated companies. Assuming a 10% decrease in equity prices of affiliated companies, the fair value of the equity hedge would have decreased by $81 million. Because these contracts are entered into for hedging purposes, we believe that the decrease in fair value would be largely offset by gains on the underlying transaction.

The changes in fair value, as discussed above, assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that we expect to incur. Future impacts would be based on actual developments in global financial markets. We do not foresee any significant changes in the strategies used to manage interest rate risk, foreign currency rate risk or equity price risk in the near future.

EURO CONVERSION
On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the European Union's currency (Euro). The transition period is anticipated to extend through July 1, 2002. We have assessed the impact of the conversion on information- technology systems, currency exchange rate risk, derivatives and other financial instruments, continuity of material contracts as well as income tax and accounting issues. To date, the conversion has not had, nor do we expect the conversion during the transition period to have, a material effect on our consolidated financial statements.

FINANCIAL CONDITION
At December 31,                              1999         1998
Dollars in millions
Total assets                              $169,406     $59,550
Total liabilities                           81,762      33,919
Total shareowners' equity                   78,927      25,522

Total assets increased $109,856 million, or 184.5%, at December 31, 1999, primarily due to the impact of the Broadband acquisition, which resulted in franchise costs; increased other investments including Cablevision, Excite@Home and Lenfest Communications, Inc.; and the addition of property, plant and equipment. Property, plant and equipment also increased due to capital expenditures made during the year. In addition, assets increased due to Liberty Media Group, which is recorded as an equity investment, and the AGNS
acquisition,   which  resulted  in  increased  goodwill.  These  increases  were partially offset by a net decrease in cash, which was used to partially fund capital expenditures, the common stock repurchases and the purchase of AGNS.

[Included in the 1999 Annual Report is a bar graph entitled "Capital Investments Support Growth Opportunities." The graph depicts our capital investments for 1998 and 1999 for data/IP, wireless, broadband, local and long distance.]

Total liabilities at December 31, 1999, increased $47,843 million, or 141.0%, primarily due to the impact of the Broadband acquisition, particularly debt and deferred income taxes. In addition, we issued $8.5 billion of long-term debt and $10.2 billion of short-term debt to fund acquisitions, capital expenditures and the common stock repurchases. These increases were partially offset by the retirement of $2.8 billion of long-term debt.

At the time of the acquisition, TCI had mandatorily redeemable preferred securities that were issued through a subsidiary trust and preferred stock outstanding. In June 1999, Microsoft Corporation purchased $5.0 billion of quarterly convertible income preferred securities, which AT&T issued through a subsidiary trust. These securities are reflected between liabilities and shareowners' equity in the balance sheet. The preferred stock is recorded within minority interest in equity of consolidated subsidiaries.

Total shareowners' equity was $78,927 million at December 31, 1999. Total shareowners' equity includes the equity attributable to both AT&T common stock and Liberty Media tracking stock. The AT&T common stock equity at December 31, 1999, was $40,406 million, an increase of 58.3% from $25,522 million at December 31, 1998. This increase was primarily due to the issuance of shares related to Broadband, partially offset by shares repurchased. Liberty Media Group equity at December 31, 1999, was $38,521 million.

The ratio of total debt to total AT&T Group capital (debt divided by debt plus equity of AT&T Group) at December 31, 1999, was 44.3% compared with 20.9% at December 31, 1998. For purposes of this calculation, debt included $1.6 billion of redeemable preferred securities issued through a subsidiary trust of TCI, and equity included $5.0 billion of convertible preferred securities issued through a subsidiary trust of AT&T. The increase was primarily due to higher debt partially offset by a higher equity base.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date for this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For AT&T, this means that the standard must be adopted no later than January 1, 2001. Based on the types of derivatives we currently have, we do not expect the adoption of this standard will have a material impact on AT&T's results of operations, financial position or cash flows.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which must be adopted by March 31, 2000. We are currently assessing the impact of SAB 101 on our results of operations.

YEAR 2000
AT&T's Year 2000 (Y2K) program addressed the use of two-digit, instead of four-digit, year fields in computer systems. If computer systems could not distinguish between the year 1900 and the year 2000, system failures or other computer errors could have resulted. The potential for failures and errors spanned all aspects of our business, including computer systems, voice and data networks, and building infrastructures. We also needed to address our interdependencies with our suppliers, connecting carriers and major customers, all of whom faced the same concern. All computer systems were tested and repaired as of December 31, 1999, and no major Y2K-related problems were reported as the calendars rolled to January 1, 2000. The cost of AT&T's Y2K program was $725 million since inception in 1997. Total costs for 1999 were $275 million, of which approximately $45 million represented capital spending for upgrading and replacing noncompliant computer systems. Less than half of the 1999 costs represent internal information technology resources that were redeployed from other projects and are expected to return to these projects in 2000.

SUBSEQUENT EVENTS

On January 5, 2000, AT&T and British Telecommunications plc (BT) announced financial closure of Concert. Concert began operations in 2000 as the leading global telecommunications company serving multinational business customers, international carriers and Internet service providers worldwide.

On January 18, 2000, we sold our ownership in Lenfest Communications, Inc. (Lenfest), to a subsidiary of Comcast. In connection with the sale, we received 48,555,280 shares of Comcast Class Special A common stock, which had a value of $2,510 million at the date of disposition.

On February 3, 2000, a registration statement was filed with the SEC for an initial public offering of AT&T Wireless Group tracking stock. The new tracking stock will provide current shareowners and future investors with a security tied directly to the economic performance of AT&T's Wireless business. AT&T Wireless Group will include voice and data mobility, fixed wireless and certain international wireless investments. At a special shareowner meeting in March, a proposal to create the tracking stock was approved. We intend to conduct an initial public offering of AT&T Wireless Group tracking stock in the second quarter. A distribution, which may be in the form of a dividend, exchange offer, or a combination of these, of the AT&T Wireless Group tracking stock is intended to be made to shareowners of AT&T common stock sometime thereafter. Holders of Liberty Media Group tracking stock will not be entitled to this distribution.

In February 2000, AT&T entered into an agreement with TeleCorp PCS, Inc., to swap certain licenses that we currently own in the midwestern United States as well as cash of approximately $100 million in exchange for licenses in several New England markets. The transaction is expected to close in the fourth quarter of 2000.

STOCK INFORMATION
AT&T (ticker symbol "T") is listed on the New York Stock Exchange, as well as the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges in the United States, and on stock exchanges in Brussels, London, Paris and Geneva. As of December 31, 1999, AT&T had 3.2 billion shares outstanding, held by more than
4.2 million shareowners. Liberty Media Group Class A and Class B common stock (ticker symbols "LMG.A" and "LMG.B"), tracking stock of AT&T, are listed on the New York Stock Exchange. As of December 31, 1999, Liberty Media Class A had 1.2 billion shares outstanding, held by 5,902 shareowners; Liberty Media Class B had
108.4 million shares outstanding, held by 417 shareowners.