Form 10-K/A, Exhibit 13
period 1999-12-31
AT&T CORP
filed 2001-01-26
CIK 5907

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

A number of court decisions in 1997 severely restricted implementation of the Telecommunications Act and delayed local service competition. Recent rulings, however, have upheld the Telecommunications Act. Despite these favorable rulings, there can be no assurance that the prices and other conditions established in each state will provide for effective local service entry and competition or provide AT&T with new market opportunities.

In July 1997, the United States Court of Appeals for the Eighth Circuit vacated the pricing rules that the FCC had adopted to implement the sections of the local competition provisions of the Telecommunications Act applicable to interconnection with local exchange carrier (LEC) networks and the purchase of unbundled network elements and wholesale services from LECs. In October 1997, the Eighth Circuit vacated an FCC Rule that had prohibited incumbent LECs from separating network elements that are combined in the LECs' network, except at the request of the competitor purchasing the elements. These decisions increased the difficulty and costs of providing competitive local service through the use of unbundled network elements purchased from the incumbent LECs.

On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a memorandum opinion and order holding that the Telecommunications Act's restrictions on the provision of in-region, interLATA service by the RBOCs are unconstitutional. AT&T and other carriers (collectively, "intervenors") filed an appeal with the United States Court of Appeals for the Fifth Circuit. On February 11, 1998, the District Court suspended the effectiveness of its December 31 memorandum opinion and order pending appeal.

On September 4, 1998, the United States Court of Appeals for the Fifth Circuit rejected arguments that the Telecommunications Act is unconstitutional, and reversed the district court's contrary opinion. On December 22, 1998, the United States Court of Appeals for the District of Columbia Circuit rejected a similar challenge to the constitutionality of the Telecommunications Act. On January 19, 1999, the United States Supreme Court denied petitions filed by the RBOCs to review the decision of the Fifth Circuit Court of Appeals.

On January 25, 1999, the United States Supreme Court issued a decision reversing the Eighth Circuit Court of Appeals' holding that the FCC lacks jurisdiction to establish pricing rules applicable to interconnection and the purchase of unbundled network elements, and the Court of Appeals' decision to vacate the FCC's rule prohibiting incumbent LECs from separating network elements that are combined in the LECs' networks. The effect of the Supreme Court's decision is to reinstate the FCC's rules governing pricing and the separation of unbundled network elements. The Eighth Circuit Court of Appeals will now consider the incumbent LECs' claims that although the FCC has jurisdiction to adopt pricing rules, the rules it adopted are not consistent with the applicable provisions of the Act. The Supreme Court also vacated the FCC's rule identifying and defining the unbundled network elements that incumbent LECs are required to make available to new entrants, and directed the FCC to re-examine this issue in light of the standards mandated by the Telecommunications Act.

In response to the Supreme Court's decision, the FCC completed its re-examination and released an order identifying and defining the unbundled network elements that incumbent LECs are required to make available to new entrants. That order readopted the original list of elements, with certain exceptions. An association of incumbent LECs has appealed the FCC's order to the United States Court of Appeals for the District of Columbia Circuit, and asked the Court to hear the appeal on an expedited basis. A number of parties, including AT&T and other incumbent LECs, have petitioned the FCC to reconsider and/or clarify its order. The FCC has moved to hold the appeal in abeyance pending its disposition of the reconsideration petitions.

In view of the proceedings pending before the Eighth Circuit, D.C. Circuit, FCC and state public utility commissions, there can be no assurance that the prices and other conditions established in each state will provide for effective local service entry and competition or provide AT&T with new market opportunities.

In December 1999, Bell Atlantic obtained approval to offer long distance telecommunications service in New York State, the first time an RBOC had received this approval under the Telecommunications Act. Bell Atlantic began offering combined local and long distance service in January 2000.

In January 2000, SBC Communications, Inc., filed with the FCC an application for authorization to offer long distance telecommunications service in Texas. Under the Telecommunications Act, the FCC is required to issue a decision on the application by April 2000.

COMPETITION

AT&T currently faces significant competition and expects that the level of competition will continue to increase. The Telecommunications Act permits RBOCs to provide interLATA interexchange services after demonstrating to the FCC that such provision is in the public interest and satisfying the conditions for developing local competition established by the Telecommunications Act. The RBOCs have petitioned the FCC for permission to provide interLATA interexchange services in one or more states within their home markets; to date the FCC has granted only one petition. In December 1999, Bell Atlantic became the first RBOC to obtain FCC approval to provide long distance in a state within its home territory, in New York. In January 2000, SBC Communications, Inc., applied to the FCC for authorization to provide long distance service in Texas; by law, the FCC is required to rule on the application in April 2000.

To the extent that the RBOCs obtain in-region interLATA authority before the Telecommunications Act's checklist of conditions has been fully or satisfactorily implemented and adequate facilities-based local exchange competition exists, there is a substantial risk that AT&T and other interexchange service providers would be at a disadvantage to the RBOCs in providing both local service and combined service packages. Because it is widely anticipated that substantial numbers of long distance customers will seek to purchase local, interexchange and other services from a single carrier as part of a combined-or full-service package, any competitive disadvantage, inability to profitably provide local service at competitive rates, or delays or limitations in providing local service or combined-service packages is likely to adversely affect AT&T's future revenue and earnings. In addition, the simultaneous entrance of numerous new competitors for interexchange and combined-service packages is likely to adversely affect AT&T's long distance revenue and could adversely affect earnings.

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA (UNAUDITED)
AT&T Corp. and Subsidiaries
Dollars in millions (except per share amounts)


                                                 1999(1),(2)   1998(2)      1997       1996       1995(2)     1994
RESULTS OF OPERATIONS
Revenue                                          $62,391       $53,223      $51,577    $50,688    $48,449     $46,063
Operating income                                  10,859         7,487        6,836      8,709      5,169       7,393
Income from continuing operations                  3,428         5,235        4,249      5,458      2,981       4,230

EARNINGS PER COMMON SHARE AT&T Group income from continuing operations:

  Basic(2)                                       $  1.77       $  1.96      $1.59      $ 2.07     $  1.15     $  1.65
  Diluted(2)                                        1.74          1.94       1.59        2.07        1.14        1.64
Dividends declared per AT&T Group common share      0.88          0.88       0.88        0.88        0.88        0.88
Liberty Media Group loss(3):
  Basic and diluted                                 1.61             -          -           -           -           -

ASSETS AND CAPITAL
Property, plant and equipment, net               $39,618       $26,903    $24,203     $20,803     $16,453     $14,721
Total assets-continuing operations               169,406        59,550     59,994      55,838      54,365      47,926
Total assets                                     169,406        59,550     61,095      57,348      62,864      57,817
Long-term debt                                    21,591         5,556      7,857       8,878       8,913       9,138
Total debt                                        34,224         6,727     11,942      11,351      21,081      18,720
Mandatorily redeemable preferred securities        1,626             -          -           -           -           -
Shareowners' equity                               78,927        25,522     23,678      21,092      17,400      18,100
AT&T Group book value per common share             12.64          9.70       8.82        7.92        6.64        7.02
AT&T Group debt ratio(4)                           44.3%         20.9%      33.5%       35.0%       54.8%       50.8%
Gross capital expenditures                        13,511         7,981      7,714       7,084       4,659       3,504

OTHER INFORMATION
Operating income as a percent of revenue            17.4%         14.1%     13.3%       17.2%       10.7%       16.1%
Income from continuing operations
  attributable to AT&T Group as a
  percent of revenue                                 8.7%          9.8%      8.2%       10.8%        6.2%        9.2%
Return on average common equity-AT&T Group          15.2%         25.3%     19.7%       27.1%        0.4%       29.5%
EBIT(5)                                           $10,358        $8,734    $7,279      $9,114      $5,439      $7,450
EBITDA(5)                                          18,292        13,415    11,327      11,995       8,112       9,914
Employees-AT&T Group continuing operations        147,800       107,800   130,800     128,700     126,100     116,400
Data at year-end:
  AT&T stock price per share(6)                     50.81         50.50     40.87       27.54       29.60       22.97
  Liberty Media Group A stock price per share       56.81             -         -           -           -           -
  Liberty Media Group B stock price per share       68.75             -         -           -           -           -

1. In connection with the Tele-Communications, Inc. merger, which was completed March 9, 1999, AT&T issued separate tracking stock for Liberty Media Group
   (LMG). LMG is accounted for as an equity investment. AT&T Group refers to results excluding LMG.

2. Income from continuing operations attributable to AT&T Group included a net expense consisting of restructuring and other charges, and certain gains and losses of $1.5 billion, $1.1 billion and $2.0 billion in 1999, 1998 and 1995, respectively.

3. No dividends have been declared for LMG tracking stock.

4. Debt ratio reflects debt as a percent of total capital (debt plus equity). In
   1999  debt  included  $1.6  billion  of  mandatorily   redeemable   preferred
   securities and equity included $5.0 billion of convertible securities.

5. EBIT [earnings, including other income (expense), before interest and taxes] and EBITDA (EBIT plus depreciation and amortization) for 1999 included $2.1 billion and $1.7 billion, respectively, of a net expense consisting of restructuring and other charges, and certain gains and losses. EBIT and EBITDA included $1.7 billion and $3.0 billion of a net expense consisting of restructuring and other charges, and certain gains and losses for 1998 and 1995, respectively.

6. AT&T Group earnings per share amounts and stock prices have been restated to reflect the April 1999 three-for-two stock split.

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

C. Michael Armstrong                      Charles H. Noski
Chairman of the Board,                    Senior Executive Vice President,
Chief Executive Officer                   Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Shareowners of AT&T Corp.: In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of AT&T Corp. and its subsidiaries (AT&T) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of AT&T's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Liberty Media Group, an equity method investee, which was acquired by AT&T on March 9, 1999. AT&T's financial statements include an investment of $38,460 million as of December 31, 1999, and an equity method loss of $2,022 million, for the year ended December 31, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Liberty Media Group, as of and for the year ended December 31, 1999, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
March 9, 2000

CONSOLIDATED STATEMENTS OF INCOME
                                                   AT&T CORP. AND SUBSIDIARIES

                                                For the Years Ended December 31,
Dollars in millions (except per share amounts)    1999          1998          1997
Revenue                                        $62,391       $53,223       $51,577

Operating Expenses

Access and other interconnection                14,686        15,328        16,350

Network and other costs of services             14,385        10,495        10,038

Selling, general and administrative             13,516        12,770        14,371

Depreciation and other amortization              6,138         4,378         3,728

Amortization of goodwill, franchise costs
 and other purchased intangibles                 1,301           251           254

Net restructuring and other charges              1,506         2,514             -
Total operating expenses                        51,532        45,736        44,741

Operating income                                10,859         7,487         6,836

Equity losses from Liberty Media Group           2,022             -             -
Other income(expense)                             (501)        1,247           443

Interest expense                                 1,651           427           307

Income from continuing operations before
  income taxes                                   6,685         8,307         6,972

Provision for income taxes                       3,257         3,072         2,723

Income from continuing operations                3,428         5,235         4,249

Discontinued Operations
Income from discontinued operations
  (net of taxes of $6 and $50)                       -            10           100

Gains on sales of discontinued operations
  (net of taxes of $799 and $43)                     -         1,290            66

Income before extraordinary loss                 3,428         6,535         4,415

Extraordinary loss (net of taxes of $80)             -           137             -

Net income                                     $ 3,428       $ 6,398        $4,415

Per AT&T common share - basic:

Income from continuing operations              $  1.77       $  1.96        $ 1.59

Income from discontinued operations                  -             -          0.03

Gains on sales of discontinued operations            -          0.48          0.03

Extraordinary loss                                   -          0.05             -
AT&T Group earnings                            $  1.77       $  2.39        $ 1.65

Per AT&T common share - diluted:

Income from continuing operations              $  1.74       $  1.94        $ 1.59

Income from discontinued operations                  -             -          0.03

Gains on sales of discontinued operations            -          0.48          0.03

Extraordinary loss                                   -          0.05             -
AT&T Group earnings                            $  1.74       $  2.37        $ 1.65

Liberty Media Group loss per share:

 Basic and diluted                             $  1.61       $     -        $    -

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                                     AT&T CORP. AND SUBSIDIARIES
                                                            At December 31,
Dollars in millions                                         1999      1998

ASSETS

Cash and cash equivalents                               $  1,024   $ 3,160

Receivables, less allowances of $1,507 and $1,060         10,453     9,055

Deferred income taxes                                      1,287     1,310

Other current assets                                       1,120       593

TOTAL CURRENT ASSETS                                      13,884    14,118

Property, plant and equipment, net                        39,618    26,903

Franchise costs, net of accumulated
  amortization of $697                                    32,693         -

Licensing costs, net of accumulated
  amortization of $1,491 and $1,266                        8,548     7,948

Goodwill, net of accumulated amortization
  of $363 and $226                                         7,445     2,205

Investment in Liberty Media Group and related

 receivables, net                                         38,460         -

Other investments                                         19,366     4,434

Prepaid pension costs                                      2,464     2,074

Other assets                                               6,928     1,868

TOTAL ASSETS                                            $169,406   $59,550

                                   (CONTINUED)

                                                     AT&T CORP. AND SUBSIDIARIES
                                                            At December 31,
Dollars in millions                                         1999      1998

LIABILITIES

Accounts payable                                         $ 6,771   $ 6,226
Payroll and benefit-related liabilities                    2,651     1,986
Debt maturing within one year                             12,633     1,171
Dividends payable                                            703       581
Other current liabilities                                  5,449     5,478

TOTAL CURRENT LIABILITIES                                 28,207    15,442

Long-term debt                                            21,591     5,556
Long-term benefit-related liabilities                      3,964     4,255
Deferred income taxes                                     24,199     5,453
Other long-term liabilities and deferred credits           3,801     3,213

TOTAL LIABILITIES                                         81,762    33,919

Minority Interest in Equity of Consolidated

  Subsidiaries                                             2,391       109
Company-Obligated Convertible Quarterly Income
  Preferred Securities of Subsidiary Trust Holding

  Solely Subordinated Debt Securities of AT&T              4,700         -
Subsidiary-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Solely
  Subordinated Debt Securities of an AT&T

  Subsidiary                                               1,626         -

SHAREOWNERS' EQUITY Common Stock:
 AT&T Common Stock, $1 par value, authorized
   6,000,000,000 shares; issued and outstanding 3,196,436,757 shares (net of 287,866,419 treasury shares) at December 31, 1999, and 2,630,391,784 shares (net of 80,222,341

   treasury shares) at December 31, 1998                  3,196     2,630
 Liberty  Media  Group  Class  A  Tracking  Stock,  $1  par  value,   authorized
   2,500,000,000 shares; issued and outstanding 1,156,778,730 shares at

   December 31, 1999                                      1,157         -
 Liberty Media Group Class B Tracking Stock, $1 par
   value, authorized 250,000,000 shares; issued
   and outstanding 108,421,114 shares at
   December 31, 1999                                        108         -
Additional paid-in capital                               60,792    15,195
Guaranteed ESOP obligation                                  (17)      (44)
Retained earnings                                         6,712     7,800
Accumulated other comprehensive income                    6,979       (59)

TOTAL SHAREOWNERS' EQUITY                                78,927    25,522

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY              $169,406   $59,550


The notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY
                                              AT&T CORP. AND SUBSIDIARIES

                                           For the Years Ended December 31,
Dollars in millions                    1999              1998              1997
AT&T Common Shares

  Balance at beginning of year       $2,630          $  2,684          $  2,662

  Shares issued (acquired), net:

    Under employee plans                  -                 2                 2

    For acquisitions                    566               (56)               19

    Other                                 -                 -                 1

Balance at end of year                3,196             2,630             2,684

Liberty Media Group
Class A Tracking Stock

  Balance at beginning of year            -                 -                 -
  Shares issued, net:
    For acquisitions                  1,140                 -                 -
    Other                                17                 -                 -
Balance at end of year                1,157                 -                 -

Liberty Media Group Class B
Tracking Stock

  Balance at beginning of year            -                 -                 -
  Shares issued (acquired), net:

    For acquisitions                    110                 -                 -
    Other                                (2)                -                 -
Balance at end of year                  108                 -                 -

Additional Paid-In Capital

  Balance at beginning of year       15,195            17,121            16,624

  Shares issued (acquired), net:

    Under employee plans                431                67                (8)

    Under shareowner plans                -                 -                 9

    For acquisitions                 43,675            (2,105)              117

    Other                               339               112               379

  Common stock warrants issued          306                 -                 -
  Gain on issuance of common stock
    by affiliates                       667                 -                 -
  Other                                 179                 -                 -
Balance at end of year               60,792            15,195            17,121

Guaranteed ESOP Obligation
  Balance at beginning of year          (44)              (70)              (96)

  Amortization                           27                26                26

Balance at end of year                  (17)              (44)              (70)

Retained Earnings
  Balance at beginning of year        7,800             3,981             1,902

  Net income                          3,428             6,398             4,415

  Dividends declared                 (2,807)           (2,230)           (2,145)

  Treasury shares issued at less
    than cost                        (1,709)             (370)             (187)

  Other changes                           -                21                (4)

Balance at end of year                6,712             7,800             3,981

                                   (CONTINUED)

                                             AT&T CORP. AND SUBSIDIARIES

                                           For the Years Ended December 31,

Dollars in millions                       1999          1998          1997
Accumulated Comprehensive Income
  Balance at beginning of year             (59)          (38)            -
  Other comprehensive income             7,038           (21)          (38)

Balance at end of year                   6,979           (59)          (38)

Total Shareowners' Equity              $78,927       $25,522       $23,678

Summary of Total Comprehensive Income:
Net income                             $ 3,428        $6,398        $4,415

Other comprehensive income [net of
  taxes of $4,600, $(53) and $(24)]      7,038           (21)          (38)

Comprehensive Income                   $10,466        $6,377        $4,377

  AT&T accounts for treasury stock as retired stock, and as of December 31, 1999, had 288 million treasury shares of which 216 million shares were owned by Tele-Communications, Inc., subsidiaries and 70 million shares related to the purchase of AT&T shares previously owned by Liberty Media Group. We have 100 million authorized shares of preferred stock at $1 par value. No preferred stock is currently issued or outstanding.

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 AT&T CORP. AND SUBSIDIARIES

                                               For the Years Ended December 31,
Dollars in millions                                 1999       1998       1997
OPERATING ACTIVITIES
Net income                                      $  3,428   $  6,398   $  4,415

Deduct: Income from discontinued operations            -         10        100

        Gains on sales of discontinued operations      -      1,290         66

Add:    Extraordinary loss on retirement of debt       -        137          -

Income from continuing operations                  3,428      5,235      4,249

Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:

    Gains on sales of businesses and investments    (682)      (959)      (208)

    Net restructuring and other charges            1,209      2,362          -

    Depreciation and amortization                  7,439      4,629      3,982

    Provision for uncollectibles                   1,416      1,389      1,522

    Equity losses from Liberty Media Group         2,022          -          -
    Net losses (earnings) from other equity
      investments                                  1,155         68        (31)

    Increase in accounts receivable               (2,891)    (1,577)    (1,034)

    Increase (decrease) in accounts payable          116       (467)       125

    Net change in other operating assets and
      liabilities                                 (1,180)         5       (832)

    Other adjustments for noncash items, net        (397)      (468)       728

NET CASH PROVIDED BY OPERATING ACTIVITIES OF
  CONTINUING OPERATIONS                           11,635     10,217      8,501

INVESTING ACTIVITIES
Capital expenditures and other additions         (14,306)    (7,817)    (7,604)

Proceeds from sale or disposal of property, plant
  and equipment                                      286        104        169

Decrease (increase) in other receivables              17      6,403       (465)

Net acquisitions of licenses                          (6)       (97)      (435)

Sales of marketable securities                         -      2,003        479

Purchases of marketable securities                     -     (1,696)      (345)

Equity investment distributions and sales          1,875      1,516        583

Equity investment contributions and purchases     (8,121)    (1,281)      (484)

(Aquisitions) dispositions of businesses
  including cash acquired in acquisitions         (6,711)     4,507      1,507

Other investing activities, net                      (77)       (60)      (160)

NET CASH (USED IN) PROVIDED BY INVESTING
 ACTIVITIES OF CONTINUING OPERATIONS             (27,043)     3,582     (6,755)

                                   (CONTINUED)

                                                  AT&T CORP. AND SUBSIDIARIES

                                                For the Years Ended December 31,
Dollars in millions                            1999          1998          1997
FINANCING ACTIVITIES
Proceeds from long-term debt issuances        8,396            17             -
Retirements of long-term debt                (2,774)       (2,610)         (737)

Issuance of convertible securities            4,638             -             -
Issuance of common shares                         -            32           240

Net acquisition of treasury shares           (4,624)       (3,321)          (69)

Dividends paid on common stock               (2,712)       (2,187)       (2,142)

Distributions on trust preferred securities    (254)            -             -
Increase (decrease) in short-term borrowings,
  net                                        10,238        (3,033)        1,114

Other financing activities, net                 364            53            54

NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES OF CONTINUING OPERATIONS        13,272       (11,049)       (1,540)

Net cash provided by (used in) discontinued
  operations                                      -            92           (84)

Net (decrease) increase in cash and cash
  equivalents                                (2,136)        2,842           122

Cash and cash equivalents at beginning
  of year                                     3,160           318           196

Cash and cash equivalents at end of year   $  1,024      $  3,160       $   318

The notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT&T CORP. AND SUBSIDIARIES (AT&T)
Dollars in millions unless otherwise noted (except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include all majority-owned and controlled subsidiaries. Investments in majority-owned subsidiaries where control does not exist and investments in which we exercise significant influence but do not control (generally a 20% to 50% ownership interest) are accounted for under the equity method of accounting. This represents the majority of our investments. Investments in which we have less than a 20% ownership interest and in which there is no significant influence are accounted for under the cost method of accounting.

FOREIGN CURRENCY TRANSLATION
For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, we translate income statement amounts at average exchange rates for the year, and we translate assets and liabilities at year-end exchange rates. We present these translation adjustments as a component of accumulated other comprehensive income within shareowners' equity. Gains and losses from foreign currency transactions are included in results of operations.

REVENUE RECOGNITION
We recognize long distance, local and wireless services revenue based upon minutes of traffic processed or contracted fee schedules. Cable installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the cable distribution systems. We recognize products and other services revenue when the products are delivered and accepted by customers and when services are provided in accordance with contract terms.

ADVERTISING AND PROMOTIONAL COSTS
We expense costs of advertising and promotions, including cash incentives used to acquire customers, as incurred. Advertising and promotional expenses were $1,804, $1,920 and $1,995 in 1999, 1998 and 1997, respectively.

INVESTMENT TAX CREDITS
We amortize investment tax credits as a reduction to the provision for income taxes over the useful lives of the assets that produced the credits.

CASH EQUIVALENTS
We consider all highly liquid investments with original maturities of generally three months or less to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT
We state property, plant and equipment at cost and determine depreciation based upon the assets' estimated useful lives using either the group or unit method. The useful lives of communications and network equipment range from three to 15 years. The useful lives of other equipment ranges from three to seven years. The useful lives of buildings and improvements range from 10 to 40 years. The group method is used for most depreciable assets, including the majority of the communications and network equipment. When we sell or retire assets depreciated using the group method, the cost is deducted from property, plant and equipment and charged to accumulated depreciation, without recognition of a gain or loss. The unit method is primarily used for large computer systems and support assets. When we sell assets that were depreciated using the unit method, we include the related gains or losses in other income(expense).

  We use accelerated depreciation methods primarily for certain high-technology computer-processing equipment and digital equipment used in the telecommunications network, except for switching equipment placed in service before 1989, where a straight-line method is used. All other plant and equipment, including capitalized software, is depreciated on a straight-line basis.

LICENSING COSTS
Licensing costs are costs incurred to develop or acquire cellular and personal communications services (PCS) licenses. Generally, amortization begins with the commencement of service to customers and is computed using the straight-line method over periods of 35 or 40 years.

FRANCHISE COSTS
Franchise costs include the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired in connection with a business combination. Such amounts are amortized on a straight-line basis over 40 years.

GOODWILL

Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. We amortize goodwill on a straight-line basis over the periods benefited, ranging from five to 40 years.

SOFTWARE CAPITALIZATION
In 1998, AT&T adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are included within other assets and are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. AT&T also capitalizes initial operating-system software costs and amortizes them over the life of the associated hardware.

  AT&T also capitalizes costs associated with the development of application software incurred from the time technological feasibility is established until the software is ready to provide service to customers. These capitalized costs are included in property, plant and equipment and are amortized over a useful life not to exceed five years.

VALUATION OF LONG-LIVED ASSETS
Long-lived assets such as property, plant and equipment, licensing costs, franchise costs, goodwill, investments and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

DERIVATIVE FINANCIAL INSTRUMENTS
We use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. Derivatives, used as part of our risk-management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Gains and losses related to qualifying hedges of foreign currency firm commitments are deferred in current assets or liabilities and recognized as part of the underlying transactions as they occur. All other foreign exchange contracts are marked to market on a current basis and the respective gains or losses are recognized in other income(expense). Interest rate differentials associated with interest rate swaps used to hedge AT&T's debt obligations are recorded as an adjustment to interest payable or receivable with the offset to interest expense over the life of the swaps. If we terminate an interest rate swap agreement, the gain or loss is deferred and amortized over the remaining life of the liability. Cash flows from financial instruments are classified in the Consolidated Statements of Cash Flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as long-term contracts, allowance for doubtful accounts, depreciation and amortization, employee benefit plans, taxes, restructuring reserves and contingencies.

CONCENTRATIONS

As of December 31, 1999, we do not have any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact our operations. We also do not have a concentration of available sources of labor, services, franchises, or licenses or other rights that could, if suddenly eliminated, severely impact our operations. We invest our cash with several high-quality credit institutions.

ISSUANCE OF COMMON STOCK BY AFFILIATES
Changes in our proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such entity, are recognized as increases or decreases to additional paid-in capital in the Consolidated Statements of Shareowners' Equity.

RECLASSIFICATIONS AND RESTATEMENTS
We reclassified certain amounts for previous years to conform to the 1999 presentation. In addition, we restated prior years' share and per share amounts to reflect the April 1999 three-for-two split of AT&T's common stock.

2. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION
For the Years Ended December 31,                 1999     1998     1997
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES

Research and development expenses            $    550  $   513   $  633

OTHER INCOME (EXPENSE)
Interest income                              $    147  $   322   $   59
Minority interests in earnings (losses) of
  subsidiaries                                    (23)      34      (12)
Distributions on trust preferred securities      (254)       -        -
Net (earnings) losses from equity              (1,155)     (68)      31
investments
Officers' life insurance                           71       63       68
Gains on sales of businesses and investments      682      959      208
Miscellaneous, net                                 31      (63)      89
Total other income (expense)                 $   (501) $ 1,247   $  443

DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                         $    143  $   197   $  254

SUPPLEMENTARY BALANCE SHEET INFORMATION
At December 31,                                  1999     1998
PROPERTY, PLANT AND EQUIPMENT
Communications, network and other equipment  $ 60,985 $ 44,806
Buildings and improvements                      8,104    7,098
Land and improvements                             586      373
Total property, plant and equipment            69,675   52,277
Accumulated depreciation                      (30,057) (25,374)
Property, plant and equipment, net           $ 39,618 $ 26,903

SUPPLEMENTARY SHAREOWNERS' EQUITY INFORMATION
For the Years Ended December 31,                 1999     1998     1997
Net foreign currency translation adjustment
  [net of taxes of $87, $(3),$(18)]            $  148  $    (5)  $  (20)
Net revaluation of investments [net of
  taxes of $4,506, $(35), $(6)]                 6,878      (25)      (4)
Net minimum pension liability adjustment
  [net of taxes of $7, $(15), $0]                  12        9      (14)
Other comprehensive income                   $  7,038  $   (21)  $  (38)

In 1999, other comprehensive income included Liberty Media Group's foreign currency translation adjustments totaling $60, net of applicable taxes, and revaluation of Liberty Media Group's available-for-sale securities totaling $6,497, net of applicable taxes.

SUPPLEMENTARY CASH FLOW INFORMATION
For the Years Ended December 31,                 1999     1998     1997
Interest payments net of
  amounts capitalized                        $  1,311  $   422   $  250
Income tax payments                             3,906    2,881    2,416

3. MERGER WITH TELE-COMMUNICATIONS, INC. (TCI)

  The merger with TCI, renamed AT&T Broadband (Broadband), was completed on March 9, 1999, in an all-stock transaction valued at approximately $52 billion. Each share of TCI Group Series A common stock was converted into 1.16355 shares of AT&T common stock, and each share of TCI Group Series B common stock was converted into 1.27995 shares of AT&T common stock. AT&T issued approximately 664 million shares of AT&T common stock in the transaction, of which approximately 149 million were treasury shares. The total shares had an aggregate market value of approximately $27 billion. Certain subsidiaries of TCI held TCI Group Series A common stock, which was converted into 216 million shares of AT&T common stock. These subsidiaries continue to hold these shares, which are reflected as treasury stock in the accompanying Consolidated Balance Sheet at December 31, 1999. In addition, TCI simultaneously combined its Liberty Media Group programming business with its TCI Ventures Group technology investments business, forming Liberty Media Group (LMG). In connection with the closing, AT&T issued a separate tracking stock in exchange for the TCI Liberty Media Group and TCI Ventures Group tracking shares previously outstanding. We issued 1,140 million shares of Liberty Media Group Class A tracking stock (including 60 million shares related to the conversion of convertible notes) and 110 million shares of Liberty Media Group Class B tracking stock. The aggregate market value of shares issued in conjunction with the merger was approximately $23 billion. The tracking stock is designed to reflect the separate economic performance of LMG. AT&T does not have a controlling financial interest for financial accounting purposes in LMG; therefore, our investment in LMG has been reflected as an investment accounted for under the equity method in the accompanying consolidated financial statements. The amounts attributable to LMG are reflected as separate line items "Equity losses from Liberty Media Group" and "Investment in Liberty Media Group and related receivables, net," in the accompanying consolidated financial statements. As a separate tracking stock, all of the earnings or losses related to LMG are excluded from the earnings available to the holders of AT&T common stock, referred to as AT&T Group.

  In general, the holders of shares of Liberty Media Group Class A common stock and Liberty Media Group Class B common stock will vote together as a single class with the holders of shares of AT&T common stock on all matters presented to such stockholders. Each share of Liberty Media Group Class A common stock is entitled to three-fortieths of a vote, and each share of Liberty Media Group Class B common stock is entitled to three-fourths of a vote. The AT&T common stock continues to have one vote per share.

  The merger was accounted for under the purchase method of accounting and, accordingly, the results of Broadband have been included with the financial results of AT&T since the date of acquisition. The operating results of Broadband have been included in the accompanying consolidated financial statements at their preliminary fair value since March 1, 1999, the deemed effective date of acquisition for accounting purposes. The impact of the results from March 1, - March 9, 1999, were deemed immaterial to our consolidated results. Periods prior to the merger were not restated to include the results of Broadband. The $52 billion aggregate value assigned to Broadband's net assets was composed of AT&T common stock of approximately $27 billion, Liberty Media Group tracking stock of approximately $23 billion, and assumption of convertible notes and preferred stock of approximately $2 billion.

  Approximately $19 billion of the purchase price of $52 billion was attributed to franchise costs and is being amortized on a straight-line basis over 40 years. Franchise costs represent the value attributable to the agreements with local franchise authorities that allow access to homes in our broadband service areas. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," AT&T recorded an approximate $12 billion deferred tax liability in connection with this franchise intangible, which is also included in franchise costs. We do not expect that this deferred tax liability will ever be paid. This deferred tax liability is being amortized on a straight-line basis over 40 years and is included in the provision for income taxes. Also included in the $52 billion purchase price was approximately $11 billion related to nonconsolidated investments, approximately $5 billion related to property, plant and equipment and approximately $11 billion of Broadband long-term debt. In addition, our investment in LMG was recorded at approximately $34 billion, including approximately $11 billion of goodwill that is being amortized on a straight-line basis over 20 years as a component of "Equity losses from Liberty Media Group."

  We may make additional refinements to the allocation of the purchase price in the first quarter of 2000 as the related appraisals of certain assets and liabilities are finalized.

  Following is a summary of the pro forma results of AT&T as if the merger had closed effective January 1, 1998:

                                             (Unaudited)
Shares in millions

For the Years Ended December 31,             1999      1998
Revenue                                   $63,332   $59,426
Income from continuing operations           2,856     3,829
Net income                                  2,856     4,992
Weighted-average AT&T Group common shares   3,181     3,146
Weighted-average AT&T Group common shares
  and potential common shares               3,299     3,251
Weighted-average Liberty Media Group

 Shares                                     1,259     1,190
Basic earnings per AT&T common share:
  Income from continuing operations       $  1.60   $  1.31
  AT&T Group earnings                     $  1.60   $  1.68
Diluted earnings per AT&T common share:
  Income from continuing operations       $  1.55   $  1.27
  AT&T Group earnings                     $  1.55   $  1.63
Liberty Media Group loss per share:

  Basic and diluted                       $  1.78   $  0.25

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

4. OTHER MERGERS, ACQUISITIONS, VENTURES, DISPOSITIONS AND DISCONTINUED
   OPERATIONS

ACC EUROPE
On November 5, 1999, AT&T sold ACC Corp. (ACC) in Europe, including ACC's principal operations in the United Kingdom as well as ACC's operating companies in France, Germany and Italy, to WORLDxCHANGE Communications. We were required to dispose of this investment pursuant to a government mandate since it would have competed directly with Concert, our global venture with British Telecommunications plc (BT). The transaction resulted in a pretax loss of $179.

MEDIAONE GROUP, INC.
On October 21, 1999, shareholders of MediaOne Group, Inc. (MediaOne), voted in favor of the proposed merger between AT&T and MediaOne, pursuant to a definitive merger agreement entered into on May 6, 1999. Under the agreement, each MediaOne shareholder is entitled to elect to receive either cash or AT&T stock in exchange for their MediaOne shares, subject to the limitation that the aggregate consideration will consist of $30.85 per share in cash plus 0.95 of a share of AT&T stock for every MediaOne share. In addition, the cash portion of the AT&T offer will be increased to offset up to a 10% decline in AT&T's closing stock price of $57 per share on April 21, 1999, the date the offer was extended. This will maintain a value of $85 per share for every MediaOne share, provided AT&T's stock trades between $57 per share and $51.30 per share. The additional amount of cash that may be received is limited to $5.42 per share. AT&T estimates that we will issue approximately 600 million shares in the transaction. The merger, which remains subject to regulatory and other approvals, is expected to close in the second quarter of 2000. Comcast Corporation (Comcast) received a $1.5 billion breakup fee in conjunction with the termination of MediaOne's previous merger agreement with Comcast. MediaOne received the funds to pay the break-up fee in the form of a note payable to AT&T.

COX COMMUNICATIONS, INC.
On July 6, 1999, AT&T and Cox Communications, Inc. (Cox), signed an agreement whereby AT&T would redeem approximately 50.3 million shares of AT&T common stock held by Cox in exchange for cable television systems serving approximately 312,000 customers, our interest in certain investments and approximately $750 in other consideration, including cash. Based on the closing price of AT&T's stock on July 6, 1999, the transaction is valued at approximately $2.8 billion. The transaction is subject to receipt of necessary government and regulatory approvals and is expected to close by the end of the first quarter of 2000.

COMCAST CORPORATION
On May 4, 1999, AT&T and Comcast announced an agreement to exchange various cable systems to improve each company's geographic coverage by better clustering its systems. The agreement will result in a net addition to Comcast of approximately 750,000 subscribers. Because Comcast will receive more subscribers than it is contributing in the exchange, it will pay AT&T consideration having a value of approximately $4,500 per added subscriber for a total value of $3.0 billion to $3.5 billion. Also, Comcast has agreed to offer AT&T-branded telephony in all of its markets, subject to certain conditions. The foregoing agreements are subject to completion of the proposed AT&T/MediaOne merger and other regulatory and legal approvals.

IBM GLOBAL NETWORK
On April 30, 1999, AT&T completed its acquisition of the IBM Global Network business (renamed AT&T Global Network Services or AGNS) and its assets in the United States. The non-U.S. acquisitions occurred in phases throughout 1999 as legal and regulatory requirements were met in each of the countries in which the business operates. Under the terms of the agreement, AT&T acquired the global network of IBM, and the two companies entered into outsourcing agreements with each other. IBM is outsourcing a significant portion of its global networking needs to AT&T, and AT&T is outsourcing certain applications-processing and data-center-management operations to IBM. As of December 31, 1999, a total of 71 countries have been transferred from IBM to AT&T, representing more than 99% of the contract revenue. We are awaiting regulatory approval in the remaining countries and expect to be providing service in a total of 81 countries by the end of the first quarter of 2000. The acquisition has been accounted for as a purchase. Accordingly, the operating results of AGNS have been included in the accompanying consolidated financial statements since the date of acquisition. The pro forma impact of AGNS on historical AT&T results is not material.

TELEPORT COMMUNICATIONS GROUP INC.
On July 23, 1998, AT&T completed the merger with Teleport Communications Group Inc. (TCG) pursuant to an agreement and plan of merger dated January 8, 1998. Each share of TCG common stock was exchanged for 1.4145 shares of AT&T common stock, resulting in the issuance of 272.4 million shares in the transaction. The merger was accounted for as a pooling of interests, and accordingly, AT&T's results of operations, financial position and cash flows were restated to reflect the merger. In 1998, we recognized $85 of merger-related expenses. Premerger TCG revenue was $455 and $494, and net losses were $118 and $223, for the six months ended June 30, 1998, and for the year ended December 31, 1997, respectively. Elimination entries between AT&T and TCG were not material. On April 22, 1998, TCG purchased ACC for an aggregate value of approximately $1,100, including approximately $700 in goodwill.

OTHER DISPOSITIONS
On March 3, 1998, AT&T sold its 45% common share interest in LIN Television Corp., a subsidiary of LIN Broadcasting Company, for $742 to Hicks, Muse, Tate and Furst Inc. We recognized a pretax gain of $317. Also on March 3, 1998, AT&T sold AT&T Solutions Customer Care to MATRIXX Marketing Inc., a teleservices unit of Cincinnati Bell, for $625. AT&T recognized a pretax gain of $350 in 1998 on the sale.

DISCONTINUED OPERATIONS
On July 1, 1997, AT&T sold its submarine systems business (SSI) to Tyco International Ltd. for $850, resulting in an after-tax gain of $66, or $0.03 per diluted share.

  On April 2, 1998, AT&T sold AT&T Universal Card Services Inc. (UCS) for $3,500 to Citigroup, Inc. The after-tax gain resulting from the disposal of UCS was $1,290, or $0.48 per diluted share. Included in the transaction was a cobranding and joint-marketing agreement. In addition, we received $5,722 in settlement of receivables from UCS.

  The consolidated financial statements of AT&T have been restated to reflect the dispositions of SSI and UCS. Accordingly, the revenue, costs and expenses, and cash flows of these businesses have been excluded from the respective captions in the Consolidated Statements of Income and Consolidated Statements of Cash Flows, and have been reported through the dates of disposition as "Income from discontinued operations," net of applicable income taxes, and as "Net cash provided by (used in) discontinued operations" for all periods presented. As of December 31, 1998, all businesses previously reported as discontinued operations have been disposed of; therefore, there was no impact to the Consolidated Balance Sheets presented. Gains associated with these sales are reflected as "Gains on sales of discontinued operations," net of applicable income taxes.

 Summarized financial information for discontinued operations was as follows:

          For the Years Ended December 31,    1998       1997
            Revenue                           $365     $1,942
            Income before income taxes          16        150
            Net income                          10        100

  No interest expense was allocated to discontinued operations in 1998 or 1997 due to the immateriality of the amounts; however, UCS recorded direct interest expense of $85 and $297 in 1998 and 1997, respectively, primarily related to amounts payable to AT&T.

5. EARNINGS PER COMMON SHARE AND POTENTIAL COMMON SHARE

Basic earnings per share (EPS) for AT&T Group for the years 1999, 1998 and 1997 were computed by dividing earnings available to AT&T Group common shareowners by the weighted-average number of common shares outstanding of AT&T Group during the period. In March 1999, our board of directors declared a three-for-two split of AT&T common stock, paid on April 15, 1999, to shareowners of record on March 31, 1999. Share (except shares authorized) and per share amounts were restated to reflect the stock split on a retroactive basis.

  Diluted EPS for AT&T Group was computed by dividing earnings available to AT&T Group common shareowners, adjusted for the conversion of securities, by the weighted-average number of common shares and dilutive potential common shares outstanding of AT&T Group during the period, assuming conversion of the potential common shares at the beginning of the periods presented. Shares issuable upon conversion of preferred stock of subsidiaries, convertible debt securities of subsidiary, stock options and other performance awards have been included in the diluted calculation of weighted-average shares to the extent that the assumed issuance of such shares would have been dilutive, as illustrated below. The quarterly income preferred securities were antidilutive and were excluded from the computation of diluted EPS. Computed on a yearly basis, the dividends would have had an after-tax impact to earnings of approximately $160. Assuming the conversion of the securities, the dividends would no longer be included in other income (expense) and the securities would convert into 66.667 million shares of AT&T common stock.

  Income from continuing operations for 1999 of $3,428 included income from continuing operations attributable to AT&T Group of $5,450 as well as losses from LMG of $2,022.

  A reconciliation of the income and share components for the basic and diluted EPS calculations with respect to AT&T Group continuing operations is as follows:

Shares in millions

For the Years Ended December 31,          1999       1998       1997
Income from continuing operations
 attributable to AT&T Group             $5,450     $5,235     $4,249
Income impact of assumed conversion of
 preferred stock of subsidiary              26          -          -
Income from continuing operations
 attributable to AT&T Group adjusted
 for conversion of securities           $5,476     $5,235     $4,249
AT&T Group weighted-average common
 shares                                  3,082      2,676      2,671
Stock options                               35         24         12
Preferred stock of subsidiary               33          -          -
Convertible debt securities of
 subsidiary                                  2          -          -
AT&T Group weighted-average common
 shares and potential common
 shares                                  3,152      2,700      2,683

  Basic EPS for LMG from the date of acquisition through December 31, 1999, was computed by dividing the loss available to LMG shareowners by the weighted-average number of shares outstanding of LMG of 1.259 billion. Since LMG had a loss, the impact of any potential shares would have been antidilutive, and therefore are not factored into the diluted calculations. There were 48 million potentially dilutive LMG securities outstanding at December 31, 1999.

  On September 27, 1999, LMG announced that the board of directors of AT&T approved the repurchase from time to time of up to 135 million shares of Liberty Media Group Class A or Class B tracking stock.

6. NET RESTRUCTURING AND OTHER CHARGES

During 1999, we recorded $1,506 of net restructuring and other charges.
  A $594 in-process research and development charge was recorded reflecting the estimated fair value of research and development projects at Broadband, as of the date of acquisition, which have not yet reached technological feasibility or that have no alternative future use. The projects identified related to Broadband's efforts to offer voice over Internet protocol (IP), product-integration efforts for advanced set-top devices that would enable Broadband to offer next-generation digital services, cost-savings efforts for cable telephony implementation and in-process research and development related to Excite@Home. Although there are significant technological issues to overcome to successfully complete the acquired in-process research and development, AT&T expects successful completion. We currently anticipate that (i) we will test IP telephony equipment for field deployment in late 2000, (ii) field trials will begin in mid 2000 for next-generation digital services, and (iii) testing and deployment devices with respect to AT&T's cost-savings efforts for cable telephony implementation will occur by the end of 2000. If, however, AT&T is unable to establish technological feasibility and produce commercially viable products/services, then anticipated incremental future cash flows attributable to expected profits from such new products/services may not be realized.

  A $531 asset impairment charge was recorded primarily associated with the planned disposal of wireless network equipment resulting from a program to increase capacity and operating efficiency of our wireless network. As part of a multivendor program, contracts are being executed with certain vendors to replace significant portions of our wireless infrastructure equipment in the western United States and the metropolitan New York markets. The program will provide Wireless Services with the newest technology available and allow it to evolve to new, third-generation digital technology, which will provide high-speed data capabilities.

  The planned disposal of the existing wireless infrastructure equipment required an evaluation of asset impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to write-down these assets to their fair value, which was estimated by discounting the expected future cash flows of these assets through the date of disposal. Since the assets will remain in service from the date of the decision to dispose of these assets to the disposal date, the remaining net book value of the assets will be depreciated over this period.

  A $145 charge for restructuring and exit costs was recorded as part of AT&T's initiative to reduce costs by $2 billion by the end of 2000. The restructuring and exit plans primarily focus on the maximization of synergies through headcount reductions in Business Services and network operations, including the consolidation of customer-care and call centers.

  Included in the exit costs was $142 of cash termination benefits associated with the separation of approximately 2,800 employees as part of voluntary and involuntary termination plans. Approximately one-half of the separations were management employees and one-half were nonmanagement employees. Approximately 1,700 employee separations related to involuntary terminations and approximately 1,100 related to voluntary terminations. Nearly 80% of the affected employees have left their positions as of December 31, 1999, and the remaining employees will leave the company in early 2000. Termination benefits of $40 were paid in the fourth quarter of 1999. This cash outlay was funded primarily through cash from operations. The balance of the cash termination payments is expected to be paid in the first quarter of 2000.

 In addition, our continuing efforts to reduce costs by $2 billion by the end of 2000 and the planned merger with MediaOne may require further charges for exit and separation plans, which we expect to have finalized in the first half of 2000.

   The following table displays the activity and balances of the restructuring reserve account from January 1, 1998, to December 31, 1999:

                        Jan. 1,                      Dec. 31,
                        1998          1998            1998
Type of Cost          Balance Additions  Deductions  Balance
Employee separations    $413    $150       $(445)      $118
Facility closings        434     125        (190)       369
Other                     60       -         (30)        30
Total                   $907    $275       $(665)      $517


                        Jan. 1,                      Dec. 31,
                        1999          1999            1999
Type of Cost          Balance Additions  Deductions  Balance
Employee separations    $118    $142       $(110)      $150
Facility closings        369       -        (130)       239
Other                     30       3         (12)        21
Total                   $517    $145       $(252)      $410

Deductions reflect cash payments of $209 and $245 and noncash utilization of $43 and $420 for 1999 and 1998, respectively. Noncash utilization included a reversal in 1998 of $348 related to the 1995 restructuring plan. Other noncash utilization included deferred severance payments primarily related to executives.

We also recorded net losses of $307 related to the government-mandated disposition of certain international businesses that would have competed directly with Concert and $50 related to a contribution agreement Broadband entered into with Phoenixstar, Inc., that requires Broadband to satisfy certain liabilities owed by Phoenixstar and its subsidiaries. The remaining obligation under this contribution agreement is $26. In addition, we recorded benefits of $121 related to the settlement of pension obligations for former employees who accepted AT&T's 1998 voluntary retirement incentive program (VRIP) offer.

  During 1998, we recorded $2,514 of net restructuring and other charges. The bulk of the charge was associated with a plan to reduce headcount by 15,000 to 18,000 over two years as part of our overall cost-reduction program. In connection with this plan, the VRIP was offered to eligible management employees. Approximately 15,300 management employees accepted the VRIP offer. A restructuring charge of $2,724 was composed of $2,254 and $169 for pension and postretirement special-termination benefits, respectively, $263 of curtailment losses and $38 of other administrative costs. We also recorded charges of $125 for related facility costs and $150 for executive-separation costs. These charges were partially offset by benefits of $940 as we settled pension benefit obligations of 13,700 of the total VRIP employees. In addition, the VRIP charges were partially offset by the reversal of $256 of 1995 business restructuring reserves primarily resulting from the overlap of VRIP with certain 1995 restructuring initiatives.

  Also included in the 1998 net restructuring and other charges were asset impairment charges totaling $718, of which $633 was related to our decision not to pursue Total Service Resale (TSR) as a local service strategy. We also recorded an $85 asset impairment charge related to the write-down of unrecoverable assets in certain international operations in which the carrying value is no longer supported by future cash flows. This charge was made in connection with an ongoing review associated with certain operations that would have competed directly with Concert.

  Additionally,   $85  of  merger-related  expenses  was  recorded  in  1998  in connection with the TCG merger which was accounted for as a pooling of interests. Partially offsetting these charges was a $92 reversal of the 1995 restructuring reserve. This reversal reflects reserves that were no longer deemed necessary. The reversal primarily included separation costs attributed to projects completed at a cost lower than originally anticipated. Consistent with the three-year plan, the 1995 restructuring initiatives were substantially completed at the end of 1998.

7. INVESTMENT IN LIBERTY MEDIA GROUP

As a result of the acquisition of Broadband, we acquired Liberty Media Group, a wholly-owned investment accounted for under the equity method (see Note 3). Summarized results of operations for Liberty Media Group were as follows:

For the 10 Months Ended December 31,     1999
Revenue                              $    729
Operating loss                          2,214
Net loss                                2,022

At December 31,                          1999
Current assets                       $  3,387
Noncurrent assets                      55,297
Current liabilities                     3,370
Noncurrent liabilities                 16,853
Minority interests                          1


8. OTHER INVESTMENTS

We have investments in various companies and partnerships that are accounted for under the equity method and included within "Other investments" in the accompanying Consolidated Balance Sheets. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and our share of earnings, losses and distributions. At December 31, 1999 and 1998, we had equity investments (other than LMG) of $18,454 and $4,257, respectively. The carrying value of these investments exceeded our share of the underlying reported net assets by approximately $12,530 and $564, at December 31, 1999 and 1998, respectively. The goodwill is being amortized over periods ranging from seven to 40 years. Amortization of goodwill of $495, $52 and $66 in 1999, 1998 and 1997, respectively, was reflected as a component of other income(expense) in the accompanying Consolidated Statements of Income.

  Ownership of significant equity investments was as follows:

At December 31,                                 1999         1998
AB Cellular                                    55.62%(a)    55.62%
Cablevision Systems Corporation                32.04%(b)        -
At Home Corporation                            25.00%(c)        -
Lenfest Communications, Inc.                   50.00%(d)        -
Time Warner Texas                              50.00%           -
Bresnan Communications Group LLC               50.00%           -
Insight Midwest LP                             50.00%           -
Rogers Cantel Mobile Communications, Inc.      16.65%(e)        -
Century-TCI California, LP                     25.00%           -
Kansas City Cable Partners                     50.00%           -
Parnassos, LP                                  33.33%           -

(a) Voting interest in AB Cellular was 50% at December 31, 1999 and 1998. (b) At December 31, 1999, we owned 48,942,172 shares of Cablevision Systems Corporation Class A common stock, which had a closing market price of $75.50 per share on that date.

(c) During 1999, At Home Corporation issued shares of its common stock for various acquisitions, including Excite, Inc. (Excite). As a result of these transactions, AT&T's economic interest in At Home Corporation (Exite@Home) decreased from 38% to 25% following these mergers. Due to the resulting increase in Excite@Home's equity, net of the dilution of AT&T's ownership interest in Excite@Home, AT&T recorded an increase to additional paid-in capital of $527 in 1999. At December 31, 1999, we owned 63,720,000 shares of Excite@Home Class A common stock, which had a closing market price of $42.875 per share on that date.

(d) In the first quarter of 2000, we sold our interest in Lenfest Communications, Inc., to Comcast (see Note 20). (e) This investment is accounted for under the equity method because of our ability to elect certain members of the board of directors of this entity, which we believe provides us with significant influence.

Summarized unaudited combined financial information for investments accounted for under the equity method was as follows:

For the Years Ended December 31,        1999       1998       1997
Revenue                              $10,433     $4,144     $4,132
Operating income (loss)               (1,542)       268        121
Income (loss) from continuing
 operations before extraordinary
 items and cumulative effect of a
 change in accounting principle       (2,771)       156         68
Net income (loss)                     (3,005)        65         24

At December 31,                         1999       1998
Current assets                       $ 5,160     $2,610
Noncurrent assets                     21,066      7,345
Current liabilities                    4,554      1,674
Noncurrent liabilities                17,896      1,435
Redeemable preferred stock             1,095        595
Minority interests                     1,824          3

We also have investments accounted for under the cost method of accounting. Under this method, investments are stated at cost, and earnings are recognized to the extent distributions are received from the accumulated earnings of the investee. Distributions received in excess of accumulated earnings are recognized as a reduction of our investment balance. These investments, which are covered under the scope of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," are classified as "available-for-sale" and are carried at fair value with any unrealized gain or loss, net of tax, being included within other comprehensive income as a component of shareowners' equity.

9. DEBT OBLIGATIONS

DEBT MATURING WITHIN ONE YEAR
At December 31,                               1999        1998
Commercial paper                            $5,974      $    -
Short-term notes                             5,000           -
Currently maturing long-term debt            1,355       1,083
Other                                          304          88
Total debt maturing within one year        $12,633      $1,171
Weighted-average interest rate of
  short-term debt                              5.3%        5.6%

At December 31, 1999,  we had a 364-day,  $7 billion  revolving-credit  facility with a consortium of 42 lenders. We also had additional 364-day, revolving-credit facilities of $3 billion. These lines were for commercial paper back-up and were unused at December 31, 1999. In addition, we had a $20 billion commitment from multiple lenders with credit agreements to be finalized upon consummation of the proposed merger with MediaOne. In February 2000, we negotiated the syndication of a new 364-day, $10 billion facility. As a result, the existing $3 billion credit facilities and the commitments associated with the $20 billion syndication terminated. Also in February 2000, the $7 billion revolving-credit facility expired.

LONG-TERM OBLIGATIONS
At December 31,                               1999        1998
DEBENTURES AND NOTES (a)(b)
Interest Rates (c)      Maturities
4.38% - 6.00%           2001-2014          $ 5,251     $   900
6.34% - 7.50%           2000-2029            8,068       2,234
7.53% - 8.50%           2000-2026            4,762       2,583
8.60% - 11.13%          2000-2031            3,763         748
Variable rate           2000-2054              867          98
Total debentures and notes                  22,711       6,563
Other                                          362          94
Unamortized discount, net                     (127)        (18)
Total long-term obligations                 22,946       6,639
Less: Currently maturing long-term debt      1,355       1,083
Net long-term obligations                  $21,591      $5,556

(a) In August 1998, AT&T extinguished $1,046 of TCG debt resulting in a loss of $217, which was recorded as an extraordinary loss. The after-tax impact was $137, or $0.05 per diluted share.

(b) Included in these balances was $815 representing the remaining excess of the fair value over the recorded value of debt in connection with the Broadband acquisition. The excess is being amortized over the remaining lives of the underlying debt obligations.

(c) The actual interest paid on our debt obligations may have differed from the stated amount due to our entering into interest rate swap contracts to manage our exposure to interest rate risk and our strategy to reduce finance costs (see
Note 11).

  On January 26, 1999, AT&T filed a registration statement with the Securities and Exchange Commission (SEC) for the offering and sale of up to $10 billion of notes and warrants to purchase notes, resulting in a total available shelf registration of $13.1 billion. On March 26, 1999, AT&T issued $8 billion in notes. We received net proceeds of approximately $7.9 billion from the sale of the notes. The proceeds were utilized to repay commercial paper issued in connection with the Broadband merger and toward funding the share repurchase program. On September 14, 1999, AT&T completed a $450 bond offering in connection with the same registration statement. The proceeds from the issuance were utilized for general corporate purposes.

  This table shows the maturities at December 31, 1999, of the $22,946 in total long-term obligations:

        2000     2001     2002     2003     2004     Later Years
      $1,355   $1,158   $1,574   $1,616   $2,815         $14,428

10. OTHER SECURITIES

PREFERRED STOCK OF SUBSIDIARIES
Prior to the Broadband merger, TCI issued Class B 6% Cumulative Redeemable Exchangeable Junior preferred stock (Class B preferred stock). There were 1.6 million shares outstanding as of December 31, 1999, net of shares held by a subsidiary, out of an authorized 1.7 million shares.

  Dividends accrue cumulatively (but without compounding) at an annual rate of 6% of the stated liquidation value of $100 per share, whether or not such dividends are declared or funds are legally available for payment of dividends. Accrued dividends are payable annually on March 1 of each year in cash or AT&T stock, or any combination of the foregoing, at the sole discretion of the TCI board of directors. Dividends accrued on shares of Class B preferred stock aggregated approximately $8 at December 31, 1999.

  Class B preferred stock and accumulated dividends are reflected within "Minority Interest in Equity of Consolidated Subsidiaries" in the accompanying Consolidated Balance Sheets and aggregated $152 at December 31, 1999.

  Subsequent to December 31, 1999, the TCI board of directors approved the redemption of Class B preferred stock. On February 22, 2000, all outstanding shares of Class B preferred stock were redeemed at $105.88 per share.

  Prior to the Broadband merger, TCI Pacific Communications Inc. (Pacific) issued 5% Class A Senior Cumulative Exchangeable preferred stock, which remains outstanding. There were 6.3 million shares authorized and outstanding at December 31, 1999. Each share is exchangeable, from and after August 1, 2001, for approximately 6.3 shares of AT&T common stock, subject to certain antidilution adjustments. Additionally, Pacific may elect to make any dividend, redemption or liquidation payment in cash, shares of AT&T common stock or by a combination of the foregoing. The Pacific preferred stock is reflected within "Minority Interest in Equity of Consolidated Subsidiaries" in the accompanying Consolidated Balance Sheets and aggregated $2.1 billion at December 31, 1999. There were no accrued dividends on shares of Pacific preferred stock as of December 31, 1999.

COMPANY-OBLIGATED CONVERTIBLE QUARTERLY INCOME PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY SUBORDINATED DEBT SECURITIES OF AT&T AND RELATED WARRANTS

  On June 16, 1999, AT&T Finance Trust I (AT&T Trust), a wholly-owned subsidiary of AT&T, completed the private sale of 100 million shares of 5.0% cumulative quarterly income preferred securities (the quarterly preferred securities) to Microsoft Corporation (Microsoft). Proceeds of the issuance were invested by the AT&T Trust in Junior Subordinated Debentures (the Debentures) issued by AT&T due 2029, which represent the sole assets of the AT&T Trust.

  The quarterly preferred securities pay dividends at an annual rate of 5.0% of the liquidation preference of $50 per security and are convertible at any time prior to maturity into 66.667 million shares of AT&T common stock and are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The conversion feature can be terminated, under certain conditions, after three years.

  The Debentures will make a quarterly payment in arrears of 62.5 cents per security on the last day of March, June, September and December of each year. AT&T has the right to defer such interest payments up to 20 consecutive quarters; as a consequence, quarterly dividend payments on the quarterly preferred securities can be deferred by the AT&T Trust during any such interest-payment period. If AT&T defers any interest payments, we may not, among other things, pay any dividends on our common stock until all interest in arrears is paid to the AT&T Trust.

  Dividends on the quarterly preferred securities were $140 for the period ended December 31, 1999, and are reported within other income(expense) in the accompanying Consolidated Statements of Income.

  On June 16, 1999, AT&T also issued to Microsoft 40 million warrants, each to purchase one share of AT&T common stock at a price of $75 per share at the end of three years. Alternatively, the warrants are exercisable on a cashless basis. If the warrants are not exercised on the three-year anniversary of the closing date, the warrants expire.

  A discount on the quarterly preferred securities equal to the value of the warrants of $306 was recognized and is being amortized over the 30-year life of the quarterly preferred securities as a component of other income(expense) in the accompanying Consolidated Statements of Income.

SUBSIDIARY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY SUBORDINATED DEBT SECURITIES OF AN AT&T SUBSIDIARY
  Certain subsidiary trusts of TCI (TCI Trusts) had preferred securities outstanding at December 31, 1999, as follows:

                                  Interest    Maturity    Current

Subsidiary Trust                    Rate        Date      Balance*
TCI Communications Financing I      8.72%       2045      $  528
TCI Communications Financing II    10.00%       2045         521
TCI Communications Financing III    9.65%       2027         360
TCI Communications Financing IV     9.72%       2036         217
Total                                                     $1,626

* In connection with the acquisition of Broadband, approximately $160 was allocated to the Trust Preferred Securities representing the excess of the fair market value over the recorded value at the date of acquisition. The excess is being amortized over the remaining life of the Trust Preferred Securities, 28 to 46 years, and was $154 at December 31, 1999.

  The TCI Trusts were created for the exclusive purpose of issuing the Trust Preferred Securities and investing the proceeds thereof into Subordinated Deferrable Interest Notes (the Subordinated Debt Securities) of TCI. Subordinated Debt Securities have interest rates equal to the interest rate of the corresponding Trust Preferred Securities and have maturity dates ranging from 30 to 49 years from the date of issuance. The preferred securities are mandatorily redeemable upon repayment of the Subordinated Debt Securities and are callable by AT&T. The Financing I and II

Trust Preferred Securities are callable at face value beginning in January and May 2001, respectively. Financing III Trust Preferred Securities are callable at 104.825% of face value beginning in March 2007. Financing IV Trust Preferred Securities are callable at face value beginning in March 2002. Upon redemption of the Subordinated Debt Securities, the Trust Preferred Securities will be mandatorily redeemable. TCI effectively provides a full and unconditional guarantee of the TCI Trusts' obligations under the Trust Preferred Securities. Subsequent to December 31, 1999, AT&T expects to provide a full and unconditional guarantee of TCI's Trust Preferred Securities for TCI Communications Financing I, II and IV subsidiary trusts (see Note 12).

  Dividends accrued and paid on the Trust Preferred Securities aggregated $114 for the period from completion of the merger with TCI through December 31, 1999, and are recorded within other income(expense) in the accompanying Consolidated Statements of Income. AT&T has the right to defer interest payments up to 20 consecutive quarters; as a consequence, dividend payments on the Trust Preferred Securities can be deferred by the TCI Trust during any such interest-payment period. If AT&T defers any interest payments, we may not, among other things, pay any dividends on our common stock until all interest in arrears is paid to the TCI Trusts.

11. FINANCIAL INSTRUMENTS

In the normal course of business, we use various financial instruments, including derivative financial instruments, for purposes other than trading. We do not use derivative financial instruments for speculative purposes. These instruments include letters of credit, guarantees of debt, interest rate swap agreements, foreign currency exchange contracts and equity hedges. Interest rate swap agreements and foreign currency exchange contracts are used to mitigate interest rate and foreign currency exposures. Equity hedges are used to mitigate exposure to stock appreciation of affiliated companies. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 1999 and 1998, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures. We do not have any significant exposure to any individual customer or counterparty, nor do we have any major concentration of credit risk related to any financial instruments.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions and do not create any additional risk to AT&T.

GUARANTEES OF DEBT
From time to time, we guarantee the debt of our subsidiaries and certain unconsolidated joint ventures. Prior to the merger, Broadband had agreed to take certain steps to support debt compliance with respect to obligations aggregating $1,720 of certain cable television partnerships in which Broadband has a noncontrolling ownership interest. Although there can be no assurance, management believes that it will not be required to meet its obligations under such guarantees. Additionally, in connection with the restructuring of AT&T in 1996, we issued guarantees for certain debt obligations of AT&T Capital Corp. and NCR. The amount of guaranteed debt associated with our former subsidiaries, AT&T Capital Corp. and NCR, was $56 and $108 at December 31, 1999 and 1998, respectively.

INTEREST RATE SWAP AGREEMENTS
We enter into interest rate swaps to manage our exposure to changes in interest rates and to lower our overall costs of financing. We enter into swap agreements to manage the fixed/floating mix of our debt portfolio in order to reduce aggregate risk to interest rate movements. Interest rate swaps also allow us to raise funds at floating rates and effectively swap them into fixed rates that are lower than those available to us if fixed-rate borrowings were made directly. These agreements involve the exchange of floating-rate for fixed-rate payments, fixed-rate for floating-rate payments or floating-rate for other floating-rate payments without the exchange of the underlying principal amount. Fixed interest rate payments at December 31, 1999, were at rates ranging from 6.05% to 9.47%. Floating-rate payments are based on rates tied to London Inter-Bank Offered Rate (LIBOR).

  The following table indicates the types of swaps in use at December 31, 1999 and 1998, and their weighted-average interest rates. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts.

                                               1999      1998
Fixed to variable swaps - notional amount    $1,800     $ 461
  Average receive rate                         6.89%     6.33%
  Average pay rate                             6.67%     5.31%

Variable to fixed swaps - notional amount    $  229     $ 241
  Average receive rate                         6.30%     4.92%
  Average pay rate                             6.77%     7.68%

Variable to variable swaps - notional amount $  495     $   -
  Average receive rate                         6.63%        -
  Average pay rate                             6.53%        -

  The weighted-average remaining terms of the swap contracts were seven and two years at December 31, 1999 and 1998, respectively.

FOREIGN EXCHANGE
We enter into foreign currency exchange contracts, including forward and option contracts, to manage our exposure to changes in currency exchange rates, principally  European  Union's  currency  (Euro),  British  pounds  sterling and
Japanese yen. The use of these derivative financial instruments allows us to reduce our exposure to the risk of adverse changes in exchange rates on the reimbursement to foreign telephone companies for their portion of the revenue billed by AT&T for calls placed in the United States to a foreign country and other foreign currency payables and receivables. These transactions are generally expected to occur in less than one year. In addition, we are subject to foreign exchange risk related to other foreign-currency-denominated transactions.

EQUITY HEDGES
We enter into equity hedges to manage our exposure to changes in equity prices associated with stock appreciation rights of affiliated companies.

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

DERIVATIVES AND OFF BALANCE SHEET INSTRUMENTS

                                       1999          1998
                                     Contract/     Contract/
                                     Notional      Notional
                                      Amount        Amount

Interest rate swap agreements        $2,524          $702
Foreign exchange forward contracts    1,881           244
Equity hedges                           495             -
Letters of credit                       243           184
Guarantees of debt                    1,848           237

  The following tables show the valuation methods, the carrying amounts and estimated fair values of material financial instruments.

FINANCIAL INSTRUMENT                  VALUATION METHOD
Debt excluding capital leases         Market quotes or rates available
                                        to us for debt with similar
                                        terms and maturities
Letters of credit                     Fees paid to obtain the
                                        obligations

Guarantees of debt                    There are no quoted market prices
                                        for similar agreements available
Interest rate swap agreements         Market quotes obtained from dealers
Foreign exchange contracts            Market quotes
Equity hedges                         Market quotes
Preferred securities                  Market quotes*

*It is not practicable to estimate the fair market value of our $4,700 quarterly preferred securities. There are no current market quotes available on this private placement.


                                    1999                           1998
                          Carrying         Fair          Carrying          Fair
                            Amount        Value            Amount         Value
Debt excluding
  capital leases           $33,881      $32,565            $6,691        $7,136

Pacific preferred stock      2,121        1,929                 -             -
Subsidiary-obligated
  mandatorily redeemable
  preferred securities       1,626        1,527                 -             -


                                1999                            1998
                      Carrying          Fair           Carrying       Fair
                      Amount            Value          Amount         Value
                    Asset   Liab.   Asset  Liab.     Asset  Liab.   Asset Liab.
Interest rate
  swap agreements   $ 28    $27     $  6   $29       $5     $13     $ -    $19

Foreign exchange
  forward contracts    -     26        1    28        7       7      13      4

Equity hedges        313      2      313     -        -       -       -      -

12. GUARANTEE OF PREFERRED SECURITIES

Prior to the consummation of the Broadband merger, TCI issued mandatorily redeemable preferred securities through subsidiary trusts that held subordinated debt securities of TCI. Subsequent to December 31, 1999, AT&T expects to provide a full and unconditional guarantee on the outstanding securities issued by TCI Communications Financing I, II and IV (see Note 10). At December 31, 1999, $1,266 of the guaranteed redeemable preferred securities remained outstanding. Following is a summary of the results of TCI which have been included in the financial results of AT&T since the date of acquisition. The summarized financial information included transactions with AT&T that were eliminated in consolidation.

For the 10 months ended    December 31, 1999
Revenue                               $4,870
Operating loss                         1,071
Loss before extraordinary items        4,211
Net loss                               4,220

At December 31,                         1999
Current assets                       $   468
Noncurrent assets                     93,798
Current liabilities                    2,814
Noncurrent liabilities                36,227
Minority interests                     2,175


13. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

We sponsor noncontributory defined benefit pension plans covering the majority of our employees. Pension benefits for management employees are principally based on career-average pay. Pension benefits for occupational employees are not directly related to pay. Pension trust contributions are made to trust funds held for the sole benefit of plan participants. Our benefit plans for current and future retirees include health-care benefits, life insurance coverage and telephone concessions.

  The following table shows the components of the net periodic benefit costs included in our Consolidated Statements of Income:

                                                             Postretirement
                                   Pension Benefits             Benefits

For the Years Ended              1999     1998     1997    1999    1998    1997
December 31,

Service cost benefits earned
 during the period             $  247   $  275    $ 305    $ 54   $  56    $ 56
Interest cost on benefit
 obligations                      919      940      946     324     322     278
Amortization of unrecognized
 prior service cost               159      135      114      13      (2)     39
Credit for expected return
 on plan assets                (1,458)  (1,570)  (1,371)   (200)   (173)   (120)
Amortization of transition

 asset                           (158)    (175)    (181)      -       -       -
Amortization of gains             (10)       -        -      (1)      -       -
Charges for special termination
 benefits                           -    2,254        -       5     169       -
Net curtailment losses              -      140        -       -     141       -
Net settlement (gains) losses    (121)    (921)       5       -       -       -
Net periodic benefit cost
 (credit)                      $ (422)  $1,078   $ (182)   $195   $ 513    $253

  On January 26,  1998,  we offered a  voluntary  retirement  incentive  program
(VRIP) to employees who were eligible participants in the AT&T Management Pension Plan. Approximately 15,300 management employees accepted the VRIP offer. In connection with the VRIP, we recorded pretax charges in 1998 for pension and postretirement plan special-termination benefits of $2,254 and $169, respectively. We also recorded pension and postretirement plan pretax charges of $120 and $143, respectively, which are included within net curtailment losses in 1998. The special-termination benefits reflect the value of pension benefit improvements and expanded eligibility for postretirement benefits. The VRIP also permitted employees to choose either a total lump-sum distribution of their pension benefits or periodic future annuity payments.

  As of December 31, 1999, all 15,300 employees had terminated employment under the VRIP. AT&T has settled the pension obligations covering about 15,000 of these employees, the remainder of which either chose to defer commencing their pension benefits or elected to receive an annuity distribution. Lump-sum pension settlements totaling $5.2 billion, including a portion of the special-pension termination benefits referred to above, resulted in settlement gains of $121 and $940 recorded in 1999 and 1998, respectively.

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1999 and 1998, and a statement of the funded status at December 31, 1999 and 1998, respectively:


                               Pension Benefits         Postretirement Benefits
                              1999          1998           1999          1998

Change in benefit
obligations:
Benefit obligation,
  beginning of year        $14,443       $14,481         $5,168        $4,356

Service cost                   247           275             54            56

Interest cost                  919           940            324           322

Plan amendments                558           324              4           (95)

Actuarial (gains) losses    (1,683)        1,609           (579)          258

Benefit payments            (1,062)         (770)          (334)         (227)

Special termination
  benefits                       -         2,254              5           169

Settlements                   (554)       (4,676)             -             -
Curtailment losses               -             6              -           329

Benefit obligation,
  end of year              $12,868       $14,443        $ 4,642       $ 5,168

Change in fair value of
plan assets:
Fair value of plan
  assets, beginning of
  year                     $18,567       $20,513        $ 2,476       $ 1,969

Actual return on plan
  assets                     4,133         3,375            385           437

Employer contributions          48           125            325           297

Benefit payments            (1,062)         (770)          (334)         (227)

Settlements                   (554)       (4,676)             -             -
Fair value of plan
  assets, end of year      $21,132       $18,567        $ 2,852       $ 2,476

At December 31,
Funded (unfunded) benefit
  obligation               $ 8,264       $ 4,124        $(1,790)      $(2,692)

Unrecognized net gain       (7,735)       (3,495)          (800)          (36)

Unrecognized transition
  asset                       (279)         (445)             -             -
Unrecognized prior service
  cost                       1,362           960             55            63

Net amount recorded        $ 1,612       $ 1,144        $(2,535)      $(2,665)

  Our pension plan assets include $82 and $85 of AT&T common stock at December 31, 1999 and 1998, respectively.

  The following table provides the amounts recorded in our Consolidated  Balance
Sheets:


                                 Pension Benefits      Postretirement Benefits
At December 31,                 1999          1998        1999        1998
Prepaid pension cost         $ 2,464       $ 2,074     $     -     $     -
Benefit related liabilities     (918)       (1,016)     (2,535)     (2,665)

Intangible asset                  46            47           -           -
Accumulated other
  comprehensive income            20            39           -           -
Net amount recorded          $ 1,612       $ 1,144     $(2,535)    $(2,665)

  Our nonqualified pension plan had an unfunded accumulated benefit obligation of $118 and $135 at December 31, 1999 and 1998, respectively. Our postretirement health and telephone concession benefit plans had accumulated postretirement benefit obligations of $4,021 and $4,461 at December 31, 1999 and 1998, respectively, which were in excess of plan assets of $1,635 and $1,408 at December 31, 1999 and 1998, respectively.

  The assumptions used in the measurement of the pension and postretirement benefit obligations are shown in the following table:

At December 31,                     1999    1998    1997
Weighted-average assumptions:
Discount rate                      7.75%    6.5%    7.0%
Expected return on plan assets      9.5%    9.5%    9.0%
Rate of compensation increase       4.5%    4.5%    4.5%

  We assumed a rate of increase in the per capita cost of covered health-care benefits (the health-care cost trend rate) of 6.6%. This rate was assumed to gradually decline after 1999 to 4.6% by 2009 and then remain level. Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point increase or decrease in the assumed health-care cost trend rate would increase or decrease the total of the service and interest-cost components of net periodic postretirement health-care benefit cost by $11 and $9, respectively, and would increase or decrease the health-care component of the accumulated postretirement benefit obligation by $137 and $110, respectively.

  We also sponsor savings plans for the majority of our employees. The plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. Our contributions amounted to $234 in 1999, $204 in 1998 and $201 in 1997.

14. STOCK-BASED COMPENSATION PLANS

Under the 1997 Long-term Incentive Program (Program), which was effective June 1, 1997, and amended on May 19, 1999, we grant stock options, performance shares, restricted stock and other awards. Under the Program, there were 150 million shares of common stock available for grant with a maximum of 22.5 million common shares that could be used for awards other than stock options. From the time the Program became effective to the period ended December 31, 1999, there were approximately 109 million shares granted and approximately 41 million shares that remained available for grant. Beginning with January 1, 2000, the remaining shares available for grant at December 31 of the prior year, plus 1.75% of the shares of AT&T common stock outstanding on January 1 of each year, become available for grant. There is a maximum of 37.5 million shares that may be used for awards other than stock options. The exercise price of any stock option is equal to the stock price when the option is granted. Generally, the options vest over three years and are exercisable up to 10 years from the date of grant. Under the 1987 Long-term Incentive

Program, which expired in April 1997, we granted the same awards, and on January 1 of each year, 0.6% of the outstanding shares of our common stock became available for grant.

  Under the Program, performance share units are awarded to key employees in the form of either common stock or cash at the end of a three-year period, based on AT&T's total shareholder return and certain financial-performance targets. Under the 1987 Long-term Incentive Program, performance share units with the same terms were also awarded to key employees based on AT&T's return-to-equity performance compared with a target.

  On August 1, 1997, substantially all employees were granted a stock option award to purchase 150 shares representing a total of 18.75 million shares of AT&T common stock. The options vest after three years and are exercisable up to 10 years from the grant date.

  Under the AT&T 1996 Employee Stock Purchase Plan (Plan), which was effective July 1, 1996, we are authorized to sell up to 75 million shares of common stock to our eligible employees. Under the terms of the Plan, employees may have up to 10% of their earnings withheld to purchase AT&T's common stock. The purchase price of the stock on the date of exercise is 85% of the average high and low sale prices of shares on the New York Stock Exchange for that day. Under the Plan, we sold approximately 3 million shares to employees in both 1999 and 1998 and 6 million shares in 1997.

  We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our plans. Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for our performance-based and restricted stock awards and stock appreciation rights (SARs). Compensation costs charged against income were $462, $157 and $110 in 1999, 1998 and 1997, respectively. In 1999, costs included $382 related to grants of SARs of affiliated companies held by certain employees subsequent to the Broadband merger. We also entered into an equity hedge in 1999 to offset potential future compensation costs associated with these SARs. The 1999 income related to this hedge was $247.

A summary of option transactions is shown below:

                            Weighted-           Weighted-         Weighted-
                             Average             Average           Average
                            Exercise            Exercise           Exercise

Shares in Thousands      1999     Price     1998     Price      1997     Price
Outstanding at
 January 1,            131,904   $30.41    110,972   $24.77    76,466    $21.59

Options assumed in
 Broadband merger       11,770   $14.79          -        -         -         -

Options granted         47,927   $57.13     46,148   $41.69    57,465    $25.98

Options and SARs
 exercised             (17,858)  $22.87    (18,894)  $21.95   (16,652)   $16.34

Options canceled or
 forfeited              (4,980)  $42.44     (6,322)  $31.64    (6,307)   $26.73

At December 31:
Options outstanding    168,763   $37.42    131,904   $30.41   110,972    $24.77

Options exercisable     57,894   $28.21     35,472   $23.13    34,472    $22.17

Shares available for
 grant                  41,347              91,838            135,518

All of the 11.8 million stock options assumed in connection with the Broadband merger were in tandem with SARs. These SARs were subsequently canceled on April 30, 1999. During 1999, 386,000 SARs (including 137,000 for Broadband) were exercised. At December 31, 1999, there were no AT&T SARs outstanding.

The following table summarizes information about stock options outstanding at December 31, 1999:

                    Options Outstanding                    Options Exercisable

                    Number      Weighted-    Weighted-     Number      Weighted-
                  Outstanding    average      average    Exercisable    average
Range of          at Dec. 31,   Remaining    Exercise    at Dec. 31,    Exercise
Exercise Prices   1999 (in     Contractual     Price      1999 (in        Price
                  thousands)      Life                   thousands)

$ 4.36 - $18.08     14,316         5.2        $13.93        8,919        $14.54
$18.15 - $24.49     10,453         4.9        $23.21        9,240        $23.31
$24.50              16,388         7.6        $24.50           58        $24.50
$24.51 - $26.18      3,895         4.7        $24.90        3,534        $24.83
$26.21              19,398         7.1        $26.21       11,393        $26.21
$26.33 - $31.58     14,619         6.2        $29.89       11,473        $30.05
$32.19 - $42.04     12,247         8.4        $38.27        3,056        $37.77
$42.10              29,255         8.1        $42.10        9,026        $42.10
$42.19 - $59.75     18,967         9.5        $51.59        1,091        $49.66
$59.88              29,122         9.1        $59.88          104        $59.88
$61.03 - $62.13        103         9.1        $62.06            -        $62.06
                   168,763         7.6        $37.42       57,894        $28.21

AT&T has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If AT&T had elected to recognize compensation costs based on the fair value at the date of grant for awards in 1999, 1998 and 1997, consistent with the provisions of SFAS No. 123, AT&T's net income and earnings per AT&T common share would have been reduced to the following pro forma amounts:

For the Years Ended December 31,                      1999       1998       1997

Income from continuing operations                   $3,171     $5,078     $4,158
Income from discontinued operations                      -          7         99
Gains on sales of discontinued operations                -      1,290         66
Extraordinary loss                                       -        137          -
Net income                                          $3,171     $6,238     $4,323

Earnings per AT&T Group common share - basic:

Continuing operations                               $ 1.68     $ 1.90     $ 1.56
Discontinued operations                                  -          -       0.03
Gains on sales of discontinued operations                -       0.48       0.03
Extraordinary loss                                       -       0.05          -
AT&T Group earnings                                 $ 1.68     $ 2.33     $ 1.62

Earnings per AT&T Group common share - diluted:

Continuing operations                               $ 1.65     $ 1.88     $ 1.55
Discontinued operations                                  -          -       0.03
Gains on sales of discontinued operations                -       0.48       0.03
Extraordinary loss                                       -       0.05          -
AT&T Group earnings                                 $ 1.65     $ 2.31     $ 1.61

The pro forma effect on net income for 1999, 1998 and 1997 may not be representative of the pro forma effect on net income of future years because the SFAS No. 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to January 1, 1995.

  The weighted-average fair values at date of grant for options granted during 1999, 1998 and 1997 were $15.64, $9.75 and $6.06, respectively, and were estimated using the Black-Scholes option-pricing model. The weighted-average risk-free interest rates applied for 1999, 1998 and 1997 were 5.10%, 5.33% and 6.16%, respectively. The following assumptions were applied for 1999, 1998 and 1997, respectively: (i) expected dividend yields of 1.7%, 2.1% and 2.2%, (ii) expected volatility rates of 28.3%, 23.8% and 21.8% and (iii) expected lives of
4.5 years.

15. INCOME TAXES

The following table shows the principal reasons for the difference between the effective income tax rate and the U.S. federal statutory income tax rate:

For the Years Ended December 31,             1999     1998     1997
U.S. federal statutory income tax rate         35%      35%      35%
Federal income tax at statutory rate       $2,340   $2,908   $2,440
Amortization of investment tax credits        (10)     (14)     (16)
State and local income taxes, net of
  federal income tax effect                   210      201      183
Liberty Media Group losses                    708        -        -
In-process research and development
  write-off                                   208        -        -

Foreign rate differential                      90       63      117
Amortization of intangibles                    43       28       23
Taxes on repatriated and accumulated
  foreign income, net of tax credits          (45)     (36)     (32)
Research and other credits                    (64)     (91)     (86)
Valuation allowance                           (78)      37       77
Investment dispositions, acquisitions
  and legal entity restructuring              (94)    (153)      25
Other differences, net                        (51)     129       (8)
Provision for income taxes                 $3,257   $3,072   $2,723
Effective income tax rate                    48.7%*   37.0%    39.0%

*Includes the impact of LMG's losses, net of taxes,  reported as a separate line item in AT&T's Consolidated Statements of Income. AT&T Group's effective tax rate was 37.4%.

  The U.S. and foreign components of income from continuing operations before income taxes and the provision for income taxes are presented in this table:

For the Years Ended December 31,             1999     1998     1997
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES
United States                              $6,467   $8,318   $7,090
Foreign                                       218      (11)    (118)
Total                                      $6,685   $8,307   $6,972

PROVISION FOR INCOME TAXES
CURRENT

  Federal                                  $2,609   $2,908   $1,561
  State and local                             403      251      194
  Foreign                                     100       41       49
                                           $3,112   $3,200   $1,804
DEFERRED

  Federal                                  $  228  $ (172)   $  851
  State and local                             (81)     58        89
  Foreign                                       8        -       (5)
                                           $  155  $ (114)   $  935
Deferred investment tax credits               (10)    (14)      (16)
Provision for income taxes                 $3,257  $3,072    $2,723

  The current income taxes payable balance was $427 and $1,393 at December 31, 1999 and 1998, respectively. The decrease in the 1999 balance was primarily due to income taxes accrued in 1998 and paid in 1999 related to the sale of UCS.

  Deferred income tax liabilities are taxes we expect to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

  Deferred income tax liabilities and assets consist of the following:

At December 31,                                       1999     1998
LONG-TERM DEFERRED INCOME TAX LIABILITIES
  Property, plant and equipment                     $7,678   $7,324
  Investments                                        7,304        -
  Franchise costs                                   11,998        -
  Other                                              1,156      776
Total long-term deferred income tax liabilities    $28,136   $8,100

LONG-TERM DEFERRED INCOME TAX ASSETS
  Business restructuring                            $  120   $  134
  Net operating loss/credit carryforwards              710      495
  Employee pensions and other benefits, net          1,359    1,557
  Reserves and allowances                              376      126
  Investments                                            -       39
  Other                                              1,603      556
  Valuation allowance                                 (231)    (260)

Total net long-term deferred income tax assets      $3,937   $2,647
Net long-term deferred income tax liabilities      $24,199   $5,453

CURRENT DEFERRED INCOME TAX LIABILITIES
Total current deferred income tax liabilities       $  427   $  408

CURRENT DEFERRED INCOME TAX ASSETS
  Business restructuring                            $   47   $   79
  Employee pensions and other benefits                 562      346
  Reserves and allowances                              682      896
  Other                                                423      397

Total current deferred income tax assets            $1,714   $1,718
Net current deferred income tax assets              $1,287   $1,310

  At December 31, 1999, we had net operating loss carryforwards (tax-effected) for federal and state income tax purposes of $156 and $187, respectively, expiring through 2014. We also had foreign net operating loss carryforwards (tax-effected) of $78, which have no expiration date. In addition, we had federal tax credit carryforwards of $257, of which $183 have no expiration date and $74 expiring through 2005. We had state tax credit carryforwards (tax-effected) of $32 expiring through 2003.

  In connection with the Broadband merger, we acquired certain federal and state net operating loss carryforwards subject to a valuation allowance of $124. If, in the future, the realization of these acquired deferred tax assets becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce franchise costs and other purchased intangibles.

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business we are subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1999. These matters could affect the operating results of any one quarter when resolved in future periods. However, we believe that after final disposition, any monetary liability or financial impact to us beyond that provided for at year-end would not be material to our annual consolidated financial statements.

  We lease land, buildings and equipment through contracts that expire in various years through 2047. Our rental expense under operating leases was $827 in 1999, $742 in 1998 and $853 in 1997. The following table shows our future minimum lease payments due under noncancelable operating leases at December 31, 1999. Such payments total $3,284. The total of minimum rentals to be received in the future under noncancelable subleases as of December 31, 1999, was $285.

               2000     2001     2002     2003    2004    Later Years
              $ 675     $562     $445     $372    $302           $928

  We have an agreement with General Instrument Corporation to purchase a minimum of 2.5 million set-top devices in 2000 at an average price of $318 per unit.

  Through a joint venture (70% owned by AT&T and 30% owned by BT), AT&T and BT have a 31% ownership of AT&T Canada Corp. as a result of the merger between AT&T Canada Corp. and MetroNet Communications, Corp. In connection with this merger, the AT&T and BT joint venture has the right to call, or arrange for another entity to call, the remaining 69% of AT&T Canada for the greater of Cdn$37.50 per share (accreting 4% each quarter beginning June 30, 2000) or the then-appraised fair market value. If we do not exercise our call rights by June 30, 2003, the shares would be put up for auction, and the AT&T and BT joint venture would have to make the shareholders whole for the difference between the proceeds received in auction and the greater of the fair market value or the accreted value. The exact timing of any purchase will likely be partially dependent upon the future status of federal foreign ownership regulations.

17. SEGMENT REPORTING

AT&T's  results  are  segmented  according  to the way we manage  our  business:
Business Services, Consumer Services, Wireless Services and Broadband. Our Business Services segment offers a variety of global communications services including long distance, local, and data and Internet protocol (IP) networking to small and medium-sized businesses, large domestic and multinational businesses and government agencies. Business Services is also a provider of voice, data and IP transport to service resellers (wholesale services). Our Consumer Services segment provides to residential customers a variety of any-distance communications services including long distance, local toll (intrastate calls outside the immediate local area) and Internet access. In addition, Consumer Services provides prepaid calling-card and operator-handled calling services. Local phone service is also provided in certain areas. The costs associated with the development of fixed wireless technology are included in the Consumer Services segment results. Our Wireless Services segment offers wireless voice and data services and products to customers in our 850 megahertz (cellular) and 1900 megahertz (Personal Communications Services, or PCS) markets. Wireless Services includes certain interests in partnerships and affiliates that provide wireless services in the United States and internationally, aviation communications services and the results of our messaging business through the October 2, 1998, date of sale. Our Broadband segment offers a variety of services through our cable broadband network, including traditional analog video and new services such as digital cable and AT&T@Home, our high-speed cable Internet access service. Also included in this segment are the operations associated with developing and installing the infrastructure that supports broadband telephony. The balance of AT&T Group's operations is included in an "Other and Corporate" category. This category reflects the results of AT&T Solutions, our outsourcing and network management business, International Operations and Ventures, other corporate operations, corporate staff functions and elimination of transactions between segments. Included in AT&T Solutions are the results of the IBM Global Network (renamed AT&T Global Network Services, or AGNS), which was acquired for cash in phases throughout 1999. Liberty Media Group (LMG) is then added to AT&T Group, as appropriate, to reconcile segment results to consolidated AT&T. LMG is not an operating segment of AT&T because AT&T does not have a controlling financial interest in LMG for financial accounting purposes therefore, we account for this investment under the equity method. Additionally, LMG's results are not reviewed by the chief operating decision-makers for purposes of determining resources to be allocated. Total assets for our reportable segments include all external assets for each segment. Prepaid pension assets and corporate-owned or leased real estate are generally held at the corporate level. Shared network assets are allocated to the segments and reallocated each January based on two years of volumes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). AT&T evaluates performance based on several factors, of which the primary financial measure is earnings, including other income(expense), before interest and taxes (EBIT). Generally, AT&T accounts for Business Services' intersegment telecommunications transactions at market prices.

REVENUE

For the Years Ended December 31,          1999        1998         1997
Business Services external revenue     $23,540     $22,706      $21,520
Business Services internal revenue       1,562         905          811
Total Business Services revenue         25,102      23,611       22,331
Consumer Services external revenue      21,972      22,885       23,690
Wireless Services external revenue       7,627       5,406        4,668
Broadband external revenue               4,871           -            -
  Total reportable segments             59,572      51,902       50,689
Other and Corporate                      2,819       1,321          888
Total revenue                          $62,391     $53,223      $51,577

DEPRECIATION AND AMORTIZATION*
For the Years Ended December 31,          1999        1998         1997
Business Services                      $ 2,948     $ 2,388      $ 1,855
Consumer Services                          877         730          772
Wireless Services                        1,223       1,036          886
Broadband                                1,674           -            -
  Total reportable segments              6,722       4,154        3,513
Other and Corporate                        717         475          469
Total depreciation and amortization    $ 7,439     $ 4,629      $ 3,982

* Includes the amortization of goodwill, franchise costs and other purchased intangibles.

EQUITY EARNINGS (LOSSES)
For the Years Ended December 31,          1999        1998         1997
Wireless Services                      $    74     $   108       $  222
Broadband                               (1,145)          -            -
  Total reportable segments             (1,071)        108          222
Other and Corporate                        (84)       (176)        (191)
Liberty Media Group                     (2,022)          -            -
Total equity earnings (losses)         $(3,177)    $   (68)      $   31

RECONCILIATION OF EARNINGS BEFORE INTEREST AND TAXES (EBIT) TO INCOME BEFORE INCOME TAXES
For the Years Ended December 31,          1999        1998         1997
Business Services                      $ 6,131     $ 5,007      $ 4,047
Consumer Services                        7,968       6,568        4,922
Wireless Services                         (474)        182          366
Broadband                               (2,276)          -            -
  Total reportable segments' EBIT       11,349      11,757        9,335
Other and Corporate EBIT                  (991)     (3,023)      (2,056)
Liberty Media Group equity losses        2,022           -            -
Interest expense                         1,651         427          307
Total income before income taxes       $ 6,685     $ 8,307      $ 6,972

ASSETS

At December 31,                           1999        1998         1997
Business Services                      $25,107     $21,415      $16,918
Consumer Services                        6,823       6,561        8,156
Wireless Services                       22,478      19,115       18,639
Broadband                               56,536           -            -
  Total reportable segments            110,944      47,091       43,713
Other and Corporate assets:
  Other segments                        11,045       4,165        4,336
  Prepaid pension costs                  2,464       2,074        2,156
  Deferred taxes                           899       1,156        1,106
  Net assets of discontinued operations      -           -        1,101
  Other corporate assets                 5,594       5,064        8,683
Investment in Liberty Media Group

  and related receivables, net          38,460           -            -
Total assets                          $169,406     $59,550      $61,095

EQUITY INVESTMENTS
At December 31,                           1999        1998         1997
Wireless Services                       $3,850     $ 3,735      $ 3,128
Broadband                               13,052           -            -
  Total reportable segments             16,902       3,735        3,128
Other and Corporate                      1,552         522          555
Liberty Media Group                     38,460           -            -
Total equity investments               $56,914     $ 4,257      $ 3,683

CAPITAL ADDITIONS
For the Years Ended December 31,          1999        1998         1997
Business Services                      $ 7,145     $ 5,952      $ 4,547
Consumer Services                          859         526        1,010
Wireless Services                        2,598       2,321        2,071
Broadband                                4,759           -            -
  Total reportable segments             15,361       8,799        7,628
Other and Corporate                      1,798         779        1,055
Total capital additions                $17,159     $ 9,578      $ 8,683

Geographic information is not presented due to the immateriality of revenue attributable to international customers.

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

18. QUARTERLY INFORMATION (UNAUDITED)


1999                                    First     Second       Third   Fourth
Revenue                               $14,096    $15,691     $16,270  $16,334

Operating income                        2,116      2,913       3,389    2,441

Income from continuing operations(1)    1,018      1,045       1,416      (51)

Net income                            $ 1,018    $ 1,045     $ 1,416    $ (51)

Per AT&T Group common share-basic(2):
Income from continuing operations     $   .39    $   .50     $   .51    $  .36

AT&T Group earnings                       .39        .50         .51       .36

Per AT&T Group common share-diluted(2):
Income from continuing operations     $   .38    $   .49     $   .50    $  .36

AT&T Group earnings                       .38        .49         .50       .36

Dividends declared per AT&T common
  shares                              $   .22    $   .22     $   .22    $  .22

Liberty Media Group loss per share(3):

  Basic and diluted2                  $   .05    $   .43     $   .17    $  .95

Stock price(2),(6):
AT&T common stock
  High                                $ 64.08    $ 63.00     $ 59.00    $61.00

  Low                                   50.58      50.06       41.81     41.50

  Quarter-end close                     53.20      55.81       43.50     50.81

Liberty Media Group Class A
  tracking stock
  High                                  29.06      37.03       39.69     56.81

  Low                                   25.88      26.25       30.88     35.88

  Quarter-end close                     26.30      36.75       37.31     56.81

Liberty Media Group Class B
  tracking stock
  High                                  29.13      37.25       39.75     68.75

  Low                                   26.13      27.38       32.00     38.63

  Quarter-end close                     26.88      37.25       39.75     68.75


1998                                   First(4)  Second(5)    Third      Fourth

Revenue                               $12,831    $13,211     $13,653    $13,528

Operating income (loss)                 1,404       (459)      3,356      3,186

Income (loss) from continuing
  operations                            1,285       (161)      2,123      1,988

Income before extraordinary loss        1,295      1,129       2,123      1,988

Extraordinary loss                          -          -         137          -
Net income                            $ 1,295    $ 1,129     $ 1,986     $1,988

Per AT&T common share-basic:
Income (loss) from continuing
  operations                          $   .48    $  (.06)    $   .79     $  .76

Extraordinary loss                          -          -         .05          -
Net income                                .48        .42         .74        .76

Per AT&T common share-diluted:
Income (loss) from continuing
  operations                          $   .48    $  (.06)    $   .78     $  .75

Extraordinary loss                          -          -         .05          -
Net income                                .48        .42         .73        .75

Dividends declared                    $   .22    $   .22     $   .22     $  .22

AT&T Stock price(6):
  High                                $ 45.67    $ 44.92     $ 40.92     $52.67

  Low                                   38.25      37.42       32.25      37.46

  Quarter-end close                     43.83      38.08       38.95      50.50

1. First and second quarter 1999 amounts were restated to reflect changes resulting from the appraisal of Broadband. The restatement had no impact on net income or earnings per share.

2. Amounts have been restated to reflect the April 1999 three-for-two split of AT&T's common stock and the June 1999 two-for-one stock split of the Liberty Media Group tracking stock.

3. No dividends have been declared for Liberty Media Group.

4. First quarter 1998 included $10 of income from discontinued operations. This income had no material impact on earnings per share.

5. Second quarter 1998 included a gain on sale of discontinued operations of $1,290, for an earnings per share impact of $0.48.

6. Stock prices obtained from the New York Stock Exchange Composite Tape.

19. NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For AT&T this means that the standard must be adopted no later than January 1, 2001. Based on the types of derivatives we currently have, we do not expect the adoption of this standard will have a material impact on AT&T's results of operations, financial position or cash flows.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which must be adopted by March 31, 2000. We are currently assessing the impact of SAB 101 on our results of operations.

20. SUBSEQUENT EVENTS

On January 5, 2000, AT&T and BT announced financial closure of Concert. Concert began operations in 2000 as the leading global telecommunications company serving multinational business customers, international carriers and Internet service providers worldwide.

On January 18, 2000, we sold our ownership in Lenfest Communications, Inc. (Lenfest), to a subsidiary of Comcast. In connection with the sale, we received 48,555,280 shares of Comcast Class Special A common stock, which had a value of $2,510 at the date of disposition.

On February 3, 2000, a registration statement was filed with the SEC for an initial public offering of AT&T Wireless Group tracking stock. The new tracking stock will provide current shareowners and future investors with a security tied directly to the economic performance of AT&T's Wireless business. AT&T Wireless Group will include voice and data mobility, fixed wireless and certain international wireless investments. At a special shareowner meeting held in March, a proposal to create the tracking stock was approved. We intend to conduct an initial public offering of AT&T Wireless Group tracking stock in the second quarter. A distribution, which may be in the form of a dividend, exchange offer, or a combination of these, of the AT&T Wireless Group tracking stock is intended to be made to shareowners of AT&T common stock sometime thereafter. Holders of Liberty Media Group tracking stock will not be entitled to this distribution.

In February 2000, AT&T entered into an agreement with TeleCorp PCS, Inc., to swap certain licenses that we currently own in the midwestern United States as well as cash of approximately $100 in exchange for licenses in several New England markets. The transaction is expected to close in the fourth quarter of 2000.